     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 2004.


                                                     REGISTRATION NO. 333-111157
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          IDENIX PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                 2834                                45-0478605
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                              60 HAMPSHIRE STREET
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 995-9800
   (Address Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             ---------------------

                         JEAN-PIERRE SOMMADOSSI, PH.D.
                          IDENIX PHARMACEUTICALS, INC.
                              60 HAMPSHIRE STREET
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 995-9800
(Name, Address Including Zip Code and Telephone Number, Including Area Code, of
                               Agent for Service)

                             ---------------------

                                   COPIES TO:


        SUSAN W. MURLEY, ESQ.                 ANDREA J. CORCORAN, ESQ.             ROBERT M. THOMAS, JR., ESQ.
        STEVEN D. SINGER, ESQ.            EXECUTIVE VICE PRESIDENT, LEGAL            SULLIVAN & CROMWELL LLP
          HALE AND DORR LLP                      AND ADMINISTRATION                      125 BROAD STREET
           60 STATE STREET                  IDENIX PHARMACEUTICALS, INC.             NEW YORK, NEW YORK 10004
     BOSTON, MASSACHUSETTS 02109                60 HAMPSHIRE STREET                       (212) 558-4000
            (617) 526-6000                 CAMBRIDGE, MASSACHUSETTS 02139           FACSIMILE: (212) 558-3588
      FACSIMILE: (617) 526-5000                    (617) 995-9800
                                             FACSIMILE: (617) 995-9801


                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   Subject to Completion. Dated May 28, 2004.


                                            Shares

                                 [IDENIX LOGO]
                                  Common Stock
                             ----------------------
     This is an initial public offering of shares of common stock of Idenix Pharmaceuticals, Inc.


     Idenix is offering           of the shares to be sold in the offering. The
selling stockholders identified in this prospectus are offering an additional shares. Idenix will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.



     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per
share will be between $     and $     . Application has been made for quotation
of the common stock on the NASDAQ National Market under the symbol "IDIX."



     See "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of the common stock.


                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share     Total
                                                              ---------     -----
      Initial public offering price.........................  $            $
      Underwriting discount.................................  $            $
      Proceeds, before expenses, to Idenix..................  $            $
      Proceeds, before expenses, to the selling
       stockholders.........................................  $            $

     To the extent that the underwriters sell more than          shares of
common stock, the underwriters have the option to purchase up to an additional shares from the selling stockholders at the initial public offering price less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on           , 2004.

GOLDMAN, SACHS & CO.                                              MORGAN STANLEY

                            BEAR, STEARNS & CO. INC.
                             ----------------------
                       Prospectus dated           , 2004.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus which we consider important to investors. You should read the entire prospectus carefully before making an investment in our common stock.

                          IDENIX PHARMACEUTICALS, INC.

OUR BUSINESS


     Idenix is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Since our inception in May 1998, our focus has been on the treatment of infections caused by hepatitis B virus, or HBV, hepatitis C virus, or HCV, and human immunodeficiency virus, or HIV. We believe that our drug candidates will address substantial therapeutic limitations that exist with currently approved therapies. Such limitations include inadequate antiviral potency, the emergence of viral strains resistant to drug therapies and patient non-compliance resulting from drug-related adverse side effects and inconvenient dosing regimens. We believe that large market opportunities exist for improved treatments that address these limitations.



     Our lead drug candidate, telbivudine, is being evaluated for the treatment of chronic hepatitis B, an inflammatory liver disease associated with chronic HBV infection. We believe that the annual worldwide market for chronic hepatitis B antivirals will exceed $1 billion by 2006. Currently, we are evaluating telbivudine in an international phase III clinical trial, which is fully enrolled with more than 1,350 patients. If the data from this phase III clinical trial are positive, we expect to submit a new drug application, or NDA, to the U.S. Food and Drug Administration, or FDA, in late 2005 for marketing approval of telbivudine as an oral, once-a-day treatment of chronic hepatitis B. Additionally, we are screening patients with decompensated liver disease for enrollment in a second, 240-patient phase III clinical trial to provide additional data in support of the marketing applications for telbivudine.



     While we anticipate that telbivudine will successfully treat a majority of patients with chronic hepatitis B, treatment with more than one therapeutic agent may be required to successfully treat a subset of the HBV patient population. For patients who do not experience optimal early antiviral effects with single-agent therapy, we are developing a second HBV drug candidate, valtorcitabine, which we believe may be effective in combination therapy with telbivudine. We expect to initiate a phase IIb clinical trial of the combination of valtorcitabine with telbivudine in the second half of 2004.



     Our lead hepatitis C drug candidate, NM 283, a nucleoside analog, is currently being evaluated in a phase I/II clinical trial. We believe that the annual worldwide market for chronic hepatitis C therapeutics currently exceeds $3 billion and may exceed $5 billion by 2005. This market is large despite significant limitations associated with the current standard of care, ribavirin in combination with pegylated interferon, which we refer to as interferon in this prospectus. We are developing NM 283 as single-agent therapy for use by patients, including liver transplant patients, for whom interferon-based treatment is not appropriate. We are also developing NM 283 as a more effective alternative to ribavirin in an interferon-based treatment combination. We expect to initiate a phase IIb clinical trial in the second half of 2004 that will allow us to evaluate the long term safety and efficacy of NM 283 alone, and in combination with interferon, in HCV patients, a majority of whom are expected to be infected with the genotype 1 strain of HCV. In the U.S., Western Europe and Japan, the genotype 1 strain of HCV accounts for more than 70% of the reported cases of hepatitis C. We believe that treatment with NM 283 alone, or in combination with interferon, will address the limitations of current therapy in treating patients infected with the genotype 1 strain of HCV.


     In addition to NM 283, we are developing a second HCV drug candidate which is also a nucleoside analog. We anticipate that this drug candidate, which is currently in late stage preclinical studies, may be used in combination with NM 283 or other drugs and, if successfully developed, could replace interferon in the combination therapy standard of care. We believe that successful development of two or more nucleoside analogs that may be used in combination with other orally administered drugs will enable us to establish a franchise in this therapeutic area by offering treatments to the broadest possible hepatitis C patient population, including those patients that cannot be treated with interferon or those for whom drug-related adverse side effects and inconvenient dosing regimens reduce compliance.

     In addition to our HBV and HCV drug candidates, we are also developing a drug candidate from the class of compounds known as non-nucleoside reverse transcriptase inhibitors, or NNRTIs, for treatment of HIV. We estimate that the annual worldwide market for existing HIV therapeutics currently exceeds $6 billion. We believe that large opportunities continue to exist for HIV drugs that address the limitations of currently approved therapies. We expect to file an investigational new drug application, or IND, and initiate phase I/II clinical trials in early 2005.

OUR RELATIONSHIP WITH NOVARTIS


     In May 2003, we entered into a collaboration with Novartis Pharma AG, or Novartis, relating to the worldwide development and commercialization of our drug candidates. Novartis paid us a license fee of $75 million for our lead HBV drug candidates, telbivudine and valtorcitabine, has agreed to provide full development funding for these HBV drug candidates and will make milestone payments which could total up to $35 million upon the achievement of regulatory approval milestones, as well as additional milestone payments based upon achievement of predetermined sales levels. Novartis also acquired an option to license our HCV and other drug candidates. If Novartis exercises its option to collaborate with us on NM 283, it would be required to provide full development funding and pay us up to $525 million in license fees and regulatory milestone payments, as well as additional milestone payments based upon achievement of predetermined sales levels. In April 2004, based upon the antiviral efficacy and safety results from our phase I/II clinical trial of NM 283, we notified Novartis that the $25 million milestone relating to the antiviral efficacy and safety of NM 283 had been met. This milestone was achieved when the data from the phase I/II clinical trial demonstrated for patients in the group receiving the highest dose of NM 283, a mean reduction of 1.1 log(10), or a 92% reduction, in serum viral levels of patients infected with HCV and when NM 283 was determined to be safe based upon the satisfaction of certain regulatory standards in the U.S., the U.K., France, Germany, Italy and Spain necessary to advance NM 283 into phase IIb clinical trials. We will co-promote or co-market with Novartis in the U.S., the U.K., France, Germany, Italy and Spain all products Novartis licenses from us. Novartis has the exclusive right to promote and market these products in the rest of the world.



     Simultaneously with the collaboration described above, Novartis purchased approximately 54% of our outstanding capital stock from our stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if we achieve predetermined development milestones relating to an HCV drug candidate.



     Currently, Novartis and its affiliate, Novartis BioVentures Ltd., or Novartis BioVentures, which was an existing stockholder at the time of the Novartis stock purchase, collectively own approximately 57% of our outstanding common stock. Assuming the completion of the private offering to Novartis and the sale of shares to Novartis to terminate certain common stock subscription rights it currently holds, we expect Novartis and Novartis BioVentures to continue to own approximately 57% of our common stock at the conclusion of this offering.


OUR DRUG CANDIDATES

     Each of our current clinical drug candidates is a nucleoside or nucleoside analog which is intended to have significant competitive advantages in one or more therapeutic areas, such as safety, efficacy, resistance profile or convenience of dosing, compared to currently approved treatments. Nucleosides are small, natural chemical compounds that function as the building blocks of human and viral genetic material, commonly referred to as deoxyribonucleic acid, or DNA, or ribonucleic acid, or RNA. Nucleoside analogs are synthetic compounds that are structurally similar to natural nucleosides. Each of these are small molecules that effectively target viral polymerases, the enzymes that replicate viral genetic information. Nucleosides and nucleoside analogs have a proven record of success as antiviral agents and can also be used to target other infectious diseases. We have discovered and are developing selective and specific oral once-a-day nucleosides and nucleoside analogs which we believe may be used in combination with other therapeutic agents to improve clinical benefits.


      Telbivudine


     We are developing telbivudine, a nucleoside, as a once-a-day, orally administered treatment for chronic hepatitis B. We fully enrolled a two-year international phase III clinical trial which will compare telbivudine to lamivudine, currently the leading therapy for hepatitis B. We anticipate that the one-year results from this phase III clinical trial will be the cornerstone of our NDA and foreign marketing applications that we currently expect to submit to the FDA and foreign regulatory agencies beginning in late 2005.



     In May 2003, we completed a 52-week phase IIb clinical trial of telbivudine that showed significantly better results for telbivudine, as compared to lamivudine. The primary endpoint of this clinical trial was reduction in the levels of HBV circulating in a patient's blood, or serum viral levels. We assessed the overall magnitude of the reduction of serum viral levels and determined the percentage of patients achieving undetectable serum viral levels. After 52 weeks, the serum viral levels of patients receiving telbivudine were reduced by a mean 6.0 log(10) copies of HBV in each milliliter of blood, or 1,000,000-fold. This is substantially greater than the mean 4.6 log(10), or 40,000-fold, reduction of HBV copies in each milliliter of blood in patients treated with lamivudine in this clinical trial. In addition, HBV serum viral levels became undetectable in nearly twice the percentage, or 61%, of patients treated with telbivudine as compared to the patients treated with lamivudine. Serum alanine aminotransferase levels, or ALT levels, a measure of liver disease, became normal in 86% of patients receiving telbivudine, significantly more than the 63% of patients who achieved this response receiving lamivudine.



     We have also analyzed the results of our phase IIb clinical trial against the primary endpoint of our phase III clinical trial, a composite measure which we refer to as the therapeutic response. This analysis has demonstrated that in our phase IIb clinical trial, 82% of the patients treated with telbivudine achieved the therapeutic response, an observation which supports the design of our phase III clinical trial. This rate of response achieved with telbivudine therapy is significantly higher than the 58% rate of therapeutic response achieved with lamivudine therapy.


      Valtorcitabine


     We are developing valtorcitabine for use as a fixed dose combination therapy with telbivudine for treatment of hepatitis B patients who are in need of more intensive antiviral treatment than that achieved by single-agent therapy. We are currently conducting a phase I/II clinical trial of valtorcitabine in Asia under FDA and local regulatory authorizations. Data from the phase I/II clinical trial indicate that valtorcitabine produces a rapid reduction of HBV serum viral levels at all dose levels that have been evaluated. To date, valtorcitabine has been well-tolerated and there have been no significant adverse side effects reported. We expect to commence a phase IIb clinical trial of valtorcitabine in combination with telbivudine in hepatitis B patients in the second half of 2004.


      NM 283


     We are conducting a phase I/II clinical trial of NM 283 in adult patients with chronic hepatitis C. Based on experience with more than 68 HCV patients chronically infected with the genotype 1 strain of HCV receiving NM 283, the overall safety profile of NM 283 has been satisfactory, with no serious adverse side effects and no dose-limiting toxicities. Data from this phase I/II clinical trial demonstrate that the antiviral activity of NM 283 increased as dose levels increased and that the amount of NM 283 in the patient's blood rose directly in proportion to the dose administered. For patient groups treated in this clinical trial with the higher cumulative NM 283 dose, the mean reduction from baseline HCV serum levels was
1.1 log(10), or a 92% reduction, during the 15-day treatment period utilized in this clinical trial. After cessation of treatment, the patient's HCV serum viral levels rebounded to levels nearly commensurate with the levels existing prior to the initiation of treatment. This rebound confirms that NM 283 suppressed HCV viral replication during the treatment period. We expect to initiate a phase IIb clinical trial of NM 283 in the second half of 2004 to evaluate the long term safety and antiviral efficacy of NM 283 alone and in combination with interferon, in patients infected with the genotype 1 strain of HCV.


OUR STRATEGY

     Our goal is to become a leader in the discovery, development and commercialization of drugs for the treatment of viral and other infectious diseases. To achieve this goal we are:

     - targeting diseases in large and growing markets with unmet medical needs;


     - creating a leading franchise in markets such as hepatitis B and hepatitis C by developing multiple first or best in class products which are expected to become the standard of care;


     - maximizing value through our collaboration with Novartis; and

     - building upon our drug discovery capabilities to sustain a pipeline of drug candidates.

OUR MANAGEMENT AND SCIENTIFIC TEAM


     We have assembled a management and scientific team which we believe has the expertise and experience necessary to discover, develop and commercialize our drug candidates. Our team includes leading experts in antiviral research and development with significant experience successfully discovering, developing and commercializing antiviral drug candidates. We also have two scientific advisory boards that include recognized experts in the fields of hepatitis and HIV therapeutics. From these boards and their members, we seek and receive advice regarding our drug discovery, development and commercialization efforts.


PRIVATE OFFERING OF COMMON STOCK TO NOVARTIS


     In connection with this offering, Novartis has the right to purchase from us that number of shares of our common stock as is required to enable Novartis and its affiliates, other than Novartis BioVentures, to maintain its percentage ownership in our company, after giving effect to the number of shares of common stock we sell in this offering. Novartis has given us notice that it currently intends to exercise this right and we therefore anticipate that concurrently
with the completion of this offering we will offer up to           shares of our
common stock to Novartis in a private offering at a per share purchase price equal to the initial public offering price appearing on the front cover of this prospectus. Additionally, in connection with the consummation of this offering, we expect to sell to Novartis 1,100,000 shares of our common stock for a purchase price of $0.001 per share in exchange for the termination of certain common stock subscription rights held by Novartis. As a result, we expect that Novartis and its affiliates will continue to own approximately 57% of our outstanding common stock upon the consummation of this offering.


EARLY STAGE COMPANY

     We are an early stage company and an investment in our common stock involves risks. All of our drug candidates are undergoing clinical trials or are in early stages of development. To date, we have not obtained regulatory approval for or commercialized any products. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to the risks described below and to the section of this prospectus entitled "Risk Factors" beginning on page 9:


     - all of our drug candidates are still in development and remain subject to clinical testing and regulatory approval; failure is common and can occur at any stage of development;

     - we must undertake additional clinical trials and studies before the safety and efficacy of our drug candidates can be established sufficiently to enable us to apply for FDA approval;

     - the FDA may request that we repeat clinical trials, conduct additional studies or suspend clinical development altogether based upon its independent review of clinical data relating to our drug candidates;

     - the results of and data from early stage clinical trials may not be predictive of results which will be realized in future clinical trials; and

     - only a small percentage of the large number of drugs in development will successfully complete the FDA regulatory approval process and be commercialized.


     We have incurred significant losses since our inception in May 1998. We expect that our annual operating losses will increase over the next several years as we expand our drug discovery, development and commercialization efforts. We do not expect any of our drug candidates, if successfully developed, to become commercially available prior to 2006.


COMPANY INFORMATION

     We are a Delaware corporation. We were incorporated in the Cayman Islands in May 1998 and in May 2002 we domesticated in the State of Delaware under
Section 388 of the Delaware General Corporation Law. Our principal offices are located at 60 Hampshire Street, Cambridge, Massachusetts 02139. The telephone number of our principal executive offices is 617-995-9800.

     Our Internet address is www.idenix.com. The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

     Unless otherwise stated, all references in this prospectus to "us," "our," "Idenix," "we," the "company" and similar designations refer to Idenix Pharmaceuticals, Inc. and its direct and indirect wholly-owned subsidiaries.

     Trademarks or service marks appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING


Shares offered by Idenix in this
offering............................               shares



Shares offered by the selling
stockholders in this offering.......               shares



Shares expected to be purchased by
Novartis in the anticipated
  concurrent
  private offering..................               shares



Shares expected to be purchased by
Novartis in exchange for the
  termination of certain common
  stock subscription rights.........     1,100,000 shares



Shares to be outstanding after this
offering and the anticipated
  concurrent purchases by
  Novartis..........................               shares


Proposed NASDAQ National Market
symbol..............................     IDIX

Use of proceeds.....................     We intend to use our net proceeds from
                                         this offering and from the anticipated
                                         concurrent private offering of our
                                         common stock to Novartis to fund our
                                         research and development activities, to
                                         build our sales and marketing
                                         capabilities and for working capital,
                                         capital expenditures and general
                                         corporate purposes. We will not receive
                                         any of the proceeds from the sale of
                                         shares of common stock by the selling
                                         stockholders.

                             ---------------------


     The shares outstanding after completion of the offering and the anticipated concurrent purchases by Novartis are based on 36,651,910 shares of common stock outstanding as of April 30, 2004, and exclude:



     - 3,071,727 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $6.48 per share;



     - 243,190 shares of common stock available for future issuance or grant under our 1998 equity incentive plan; and



     - 800,000 shares of common stock available for future issuance or grant under our 2004 stock incentive plan.


     Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:


     - the anticipated purchase by Novartis of           shares of our common
       stock in a concurrent private offering at a per share price of $     ,
       the mid-point of the estimated price range shown on the cover page of this prospectus;



     - the anticipated purchase by Novartis of 1,100,000 shares of our common stock at a purchase price of $0.001 per share; and



     - no exercise by the underwriters of the option granted by the selling
       stockholders to purchase up to           additional shares of our common
       stock in the offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables summarize our consolidated financial data for the periods presented. We prepared this information using our consolidated financial statements for each of the periods presented.


     The pro forma as adjusted consolidated balance sheet data reflect the issuance by us of 1,100,000 shares of common stock at a purchase price of $0.001 per share in exchange for the termination of certain common stock subscription
rights held by Novartis. It also includes the sale of           shares of common
stock in this offering and           shares of common stock to Novartis in the
anticipated concurrent private offering, in each case at a purchase price of
$     per share, the mid-point of the estimated price range shown on the cover page of this prospectus, less estimated offering expenses payable by us and, in the case of this offering, less estimated underwriting discounts and commissions. You should read this information in conjunction with our audited consolidated financial statements and related notes, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Results for the three months ended March 31, 2004 are not necessarily indicative of results expected for the fiscal year ending December 31, 2004 or for any other future period.



                                                                                             THREE MONTHS
                                                                                                ENDED
                                                 YEARS ENDED DECEMBER 31,                     MARCH 31,
                                    ---------------------------------------------------   ------------------
                                     1999       2000       2001       2002       2003       2003      2004
                                     ----       ----       ----       ----       ----       ----      ----
                                                                                             (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues..........................  $    --   $    100   $  1,299   $  3,465   $ 29,570   $    406   $16,695
Operating expenses(1).............    7,477     11,755     29,143     42,038     71,670      9,181    22,773
                                    -------   --------   --------   --------   --------   --------   -------
Loss from operations..............   (7,477)   (11,655)   (27,844)   (38,573)   (42,100)    (8,775)   (6,078)
Interest income, net..............      523        746        931        297        430          6        78
Other, net(2).....................      (34)     1,002       (422)       (80)      (210)        11       113
                                    -------   --------   --------   --------   --------   --------   -------
Net loss..........................   (6,988)    (9,907)   (27,335)   (38,356)   (41,880)    (8,758)   (5,887)
Accretion of redeemable
  convertible preferred stock.....   (1,834)    (6,063)   (33,835)   (59,165)   (29,074)   (12,658)       --
                                    -------   --------   --------   --------   --------   --------   -------
Net loss attributable to common
  stockholders....................  $(8,822)  $(15,970)  $(61,170)  $(97,521)  $(70,954)  $(21,416)  $(5,887)
                                    =======   ========   ========   ========   ========   ========   =======
Basic and diluted net loss per
  common share....................  $ (4.26)  $  (4.67)  $ (12.98)  $ (15.19)  $  (2.70)  $  (2.91)  $ (0.16)
                                    =======   ========   ========   ========   ========   ========   =======
Shares used in computing basic and
  diluted net loss per common
  share...........................    2,072      3,421      4,713      6,421     26,232      7,360    36,474


---------------

(1) Operating expenses include non-cash, stock-based compensation charges of $1,205, $1,877, $7,805, $4,183 and $4,745 for the years ended December 31,
    2003 and $699 and $526 for the three months ended March 31, 2003 and 2004, respectively.


(2) Other, net includes gain on sale of equity investment in 2000, gain (loss) on foreign exchange and income tax provision.

                                                                AS OF MARCH 31, 2004
                                                              ------------------------
                                                                            PRO FORMA
                                                               ACTUAL      AS ADJUSTED
                                                               ------      -----------
                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  34,252     $
Working capital.............................................     23,242
Total assets................................................     61,924
Deferred revenue............................................         50
Deferred revenue, related party.............................      9,367
Long-term obligations.......................................      3,788
Deferred revenue, net of current portion....................      4,272
Deferred revenue, related party, net of current portion.....     44,948
Accumulated deficit.........................................   (229,720)
Total stockholders' deficit.................................    (23,385)

                                  RISK FACTORS

     If you purchase our common stock, you will take on financial risk. In deciding whether to invest in our common stock, you should carefully consider the following discussion of risks together with the other information contained in this prospectus. Each of the following risk factors together with the other risks and uncertainties discussed in this prospectus could seriously harm our business, operating results and financial condition, as well as the value of the common stock purchased by you in this offering.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND HAVE INCURRED A CUMULATIVE LOSS SINCE INCEPTION. IF WE DO NOT GENERATE SIGNIFICANT REVENUES, WE WILL NOT BE PROFITABLE.


     We have incurred significant losses since our inception in May 1998. At March 31, 2004, our accumulated deficit was approximately $229.7 million, including approximately $96.0 million attributable to accretion of dividends and redemption amounts on preferred stock outstanding prior to May 8, 2003. We have not generated any revenue from the sale of products to date. We expect that our annual operating losses will increase over the next several years as we expand our drug discovery, development and commercialization efforts. To become profitable, we must successfully develop and obtain regulatory approval for our drug candidates and effectively manufacture, market and sell any drug products we develop. Accordingly, we may never generate significant revenues and, even if we do generate significant revenues, we may never achieve profitability.


WE WILL NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, INCLUDING DRUG CANDIDATE DEVELOPMENT, MANUFACTURING AND COMMERCIALIZATION. IF WE DO NOT HAVE OR CANNOT RAISE ADDITIONAL CAPITAL WHEN NEEDED, WE WILL BE UNABLE TO DEVELOP AND COMMERCIALIZE OUR DRUG CANDIDATES SUCCESSFULLY.

     We believe that the net proceeds from this offering and the anticipated concurrent private offering to Novartis, together with our current cash and cash equivalents and development expense funding by Novartis for our HBV drug candidates, will be sufficient to satisfy our anticipated cash needs for at least the next two years. However, we may need to seek additional funding within this period of time. Our drug development programs and the potential commercialization of our drug candidates will require substantial additional cash to fund expenses that we will incur in connection with preclinical studies and clinical trials, regulatory review, manufacturing and sales and marketing efforts.

     Our need for additional funding will depend in large part on whether:


     - with respect to our lead HBV drug candidates, Novartis continues to reimburse us for development expenses and we achieve milestones relating to the development and regulatory approval of these drug candidates and receive related milestone payments from Novartis; and



     - with respect to our HCV and other drug candidates, Novartis exercises its option to license these drug candidates and we receive related license fees, milestone payments and development expense reimbursement payments from Novartis.



     In addition, although Novartis has agreed to pay for certain development expenses incurred under an approved development plan for our lead HBV drug candidates and other drug candidates which Novartis elects to license, Novartis has the right to terminate its license and the related funding obligations with respect to any drug candidate by providing us with six months' written notice.

     Our future capital needs will also depend more generally on many other factors, including:


     - the scope and results of our preclinical studies and clinical trials;


     - the progress of our current drug development programs for HBV, HCV and HIV;

     - the cost of obtaining, maintaining and defending patents on our drug candidates and processes;

     - the cost of establishing arrangements for manufacturing;

     - the cost, timing and outcome of regulatory reviews;

     - the cost of establishing sales and marketing functions;

     - the commercial potential of our drug candidates;

     - the rate of technological advances in our markets;

     - the cost of acquiring or undertaking development and commercialization efforts for any additional drug candidates;

     - the magnitude of our general and administrative expenses; and

     - any costs we may incur under current and future licensing arrangements relating to our drug candidates.


     We estimate that the cost to complete the clinical trials and other studies required to enable us to file NDAs with the FDA for our existing HBV and HCV drug candidates, assuming we continue our development of each of these drug candidates, will be in excess of $178 million and $428 million, respectively. The time and cost to complete clinical development of these drug candidates may vary as a result of a number of factors, including those below under the heading "-- Risks Related to Development, Clinical Testing and Regulatory Approval of Our Drug Candidates" beginning on page 13.


     We may seek additional capital through a combination of public and private equity offerings, debt financings and collaborative, strategic alliance and licensing arrangements. Such additional financing may not be available when we need it or may not be available on terms that are favorable to us.

     If we raise additional capital through the sale of our common stock, your ownership interest will be diluted and the terms of the financing may adversely affect your holdings or rights as a stockholder. If we are unable to obtain adequate financing on a timely basis, we could be required to delay, reduce or eliminate one or more of our drug development programs or to enter into new collaborative, strategic alliance or licensing arrangements that may not be favorable to us. These arrangements could result in the transfer to third parties of rights that we consider valuable.


WE WILL NOT BE ABLE TO COMMERCIALIZE OUR DRUG PRODUCTS SUCCESSFULLY IF WE ARE UNABLE TO HIRE AND TRAIN QUALIFIED SALES PERSONNEL TO DEVELOP A DIRECT SALES FORCE.



     Our drug candidates are under development and we have not yet begun to recruit sales personnel to establish a direct sales force for the markets in which we will co-promote or co-market drugs we successfully develop. Due to the promotion, marketing and sale of competitive and potentially competitive products within specialized markets by companies that have significantly greater resources and existing commercialization infrastructures, we believe that it may be difficult to recruit qualified personnel with experience in sales and marketing of viral and other infectious disease therapeutics. As a result, we may not be able to successfully hire and train qualified sales personnel to establish a direct sales force.

OUR MARKET IS SUBJECT TO INTENSE COMPETITION. IF WE ARE UNABLE TO COMPETE EFFECTIVELY, OUR DRUG CANDIDATES MAY BE RENDERED NONCOMPETITIVE OR OBSOLETE.

     We are engaged in segments of the pharmaceutical industry that are highly competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs that target viral diseases, including the same diseases we are targeting. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. In addition, we believe that a significant number of drugs are currently under development and will become available in the future for the treatment of hepatitis B, hepatitis C and HIV. For instance, in late 2002, Gilead Sciences, Inc. commercially introduced adefovir dipivoxil as a new product approved for the treatment of hepatitis B. We believe that a number of drug candidates for the treatment of hepatitis B are in various stages of development. At least two of these drug candidates -- entecavir which is being developed by Bristol-Myers Squibb Company and emtricitabine which is being developed by Gilead Sciences, Inc. -- are in a more advanced stage of development than our hepatitis B drug candidates and, like our drug candidates, these other drug candidates are based on nucleoside technology. If either of these drug candidates is successfully developed, it may be marketed before our drug candidates. Our competitors' products may be more effective, or more effectively marketed and sold, than any of our products. Many of our competitors have:

     - significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize products;

     - more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

     - products that have been approved or are in late stage development; and

     - collaborative arrangements in our target markets with leading companies and research institutions.

     Under certain circumstances, Novartis has the right to compete with drug candidates and drugs developed or licensed by us. See "-- Risks Related to Our Relationship with Novartis -- Novartis has the right under certain circumstances to market and sell products that compete with the drug candidates and products that we license to it, and any competition by Novartis could have a material adverse effect on our business."

     Competitive products may render our products obsolete or noncompetitive before we can recover the expenses of developing and commercializing our drug candidates. Furthermore, the development of new treatment methods and/or the widespread adoption or increased utilization of vaccines for the diseases we are targeting could render our drug candidates noncompetitive, obsolete or uneconomical.

     If we successfully develop and obtain approval for our drug candidates, we will face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may develop or commercialize more effective or more affordable products, or obtain more effective patent protection, than we do. Accordingly, our competitors may commercialize products more rapidly or effectively than we do, which could adversely affect our competitive position and business.

     Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies.

IF WE SUCCESSFULLY DEVELOP PRODUCTS BUT THOSE PRODUCTS DO NOT ACHIEVE AND MAINTAIN MARKET ACCEPTANCE, OUR BUSINESS WILL NOT BE SUCCESSFUL.

     Even if our drug candidates are successfully developed, our success and growth will depend upon the acceptance of these candidates by physicians, healthcare professionals and third-party payors. Acceptance will be a function of our products being clinically useful and demonstrating superior therapeutic effect with an acceptable side effect profile as compared to existing or future treatments. Lamivudine and adefovir dipivoxil are small molecule therapeutics currently approved for the treatment of chronic hepatitis B. The current standard of care for the treatment of chronic hepatitis C is the combination of interferon and ribavirin. We are aware that a significant number of drug candidates are currently under development and may become available in the future for the treatment of hepatitis B, hepatitis C and HIV. If our products do not achieve market acceptance, then we will not be able to generate sufficient revenue from product sales to maintain or grow our business. In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if:

     - new products or technologies are introduced that are more favorably received than our products or render our products obsolete; or

     - complications, such as unacceptable levels of viral resistance or adverse side effects, arise with respect to use of our products.

OUR RESEARCH AND DEVELOPMENT EFFORTS MAY NOT RESULT IN ADDITIONAL DRUG CANDIDATES BEING DISCOVERED, WHICH COULD LIMIT OUR ABILITY TO GENERATE REVENUES.

     Our research and development programs, other than our programs for telbivudine, valtorcitabine and NM 283, are at preclinical stages. Additional drug candidates that we may develop will require significant research, development, preclinical studies and clinical trials, regulatory approval and commitment of resources before commercialization. We cannot predict whether our research will lead to the discovery of any additional drug candidates that could generate revenues for us.

AS WE EVOLVE FROM A COMPANY PRIMARILY INVOLVED IN DISCOVERY AND DEVELOPMENT TO ONE ALSO INVOLVED IN COMMERCIALIZATION, WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR GROWTH AND EXPANDING OUR OPERATIONS SUCCESSFULLY.

     We have experienced a period of rapid and substantial growth that has placed a strain on our administrative and operational infrastructure, and we anticipate that our continued growth will have a similar impact. As we advance our drug candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures in the U.S. and the other countries where we operate. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls that could expose us to an increased risk of incurring financial or accounting irregularities or fraud.

IF WE ARE NOT ABLE TO ATTRACT AND RETAIN KEY MANAGEMENT AND SCIENTIFIC PERSONNEL AND ADVISORS, WE MAY NOT SUCCESSFULLY DEVELOP OUR DRUG CANDIDATES OR ACHIEVE OUR OTHER BUSINESS OBJECTIVES.

     We highly depend upon our senior management and scientific staff. The loss of the service of any of the key members of our senior management may significantly delay or prevent the achievement of product development and other business objectives. Key members of our senior management team include Dr. Jean-Pierre Sommadossi, our chairman, president and chief executive officer, David A. Arkowitz, our chief financial officer and treasurer, Guy Macdonald, our executive vice president, operations, Dr. David M. Shlaes, our executive vice president, research and development, and Dr. Nathaniel A. Brown, our chief medical officer and senior vice president, hepatitis clinical research and development. The key-man life insurance we maintain covers only the life of Dr. Sommadossi and is limited to proceeds in the amount of $1.2 million in the event of Dr. Sommadossi's death.


     Our ability to attract and retain qualified personnel, consultants and advisors is critical to our success. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may be unable to attract and retain these individuals, and our failure to do so would have an adverse effect on our business.

OUR BUSINESS HAS A SUBSTANTIAL RISK OF PRODUCT LIABILITY CLAIMS. IF WE ARE UNABLE TO OBTAIN APPROPRIATE LEVELS OF INSURANCE, A PRODUCT LIABILITY CLAIM AGAINST US COULD ADVERSELY AFFECT OUR BUSINESS.

     Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of human therapeutic products. Product liability claims could result in a recall of products or a change in the indications for which they may be used. Although we do not currently commercialize any products, product liability claims could be made against us based on the use of our drug candidates in clinical trials. We currently have clinical trial insurance and will seek to obtain product liability insurance prior to marketing any of our drug candidates. Our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage, obtain additional insurance or obtain sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us.

         RISKS RELATED TO DEVELOPMENT, CLINICAL TESTING AND REGULATORY
                        APPROVAL OF OUR DRUG CANDIDATES

ALL OF OUR DRUG CANDIDATES ARE STILL IN DEVELOPMENT AND REMAIN SUBJECT TO CLINICAL TESTING AND REGULATORY APPROVAL. IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND TEST OUR DRUG CANDIDATES, WE WILL NOT BE SUCCESSFUL.


     To date, we have not marketed, distributed or sold any products. The success of our business depends primarily upon our ability to develop and commercialize our drug candidates successfully. Our most advanced drug candidates are telbivudine, valtorcitabine and NM 283. Currently, we are conducting phase III clinical trials of telbivudine and we expect to initiate phase IIb clinical trials of both NM 283 and the combination of valtorcitabine and telbivudine in the second half of 2004. Our other drug candidates are in various earlier stages of development. Our drug candidates must satisfy rigorous standards of safety and efficacy before they can be approved for sale. Safety standards include an assessment of the toxicology and carcinogenicity of the drug candidates we are developing. To satisfy these standards, we must engage in expensive and lengthy testing and obtain regulatory approval of our drug candidates. As a result of efforts to satisfy these regulatory standards, our drug candidates may not:


     - offer therapeutic or other improvements over existing comparable drugs;

     - be proven safe and effective in clinical trials;

     - meet applicable regulatory standards;

     - be capable of being produced in commercial quantities at acceptable costs; or

     - be successfully commercialized.


     We do not expect any of our drug candidates to be commercially available until at least 2006.


IF OUR CLINICAL TRIALS ARE NOT SUCCESSFUL, WE WILL NOT OBTAIN REGULATORY APPROVAL FOR COMMERCIAL SALE OF OUR DRUG CANDIDATES.

     To obtain regulatory approval for the commercial sale of our drug candidates, we will be required to demonstrate through preclinical studies and clinical trials that our drug candidates are safe and effective. Preclinical studies and clinical trials are lengthy and expensive and the historical rate of failure for drug candidates is high. The results from preclinical studies of a drug candidate may not predict the results that will be obtained in human clinical trials.

     We, the FDA or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time if we or they believe the subjects or patients participating in such clinical trials are being exposed to unacceptable health risks or for other reasons. Among other things, adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve a particular drug candidate for any or all indications of use.

     Clinical trials require sufficient patient enrollment which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in patient enrollment can result in increased costs and longer development times.

     We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend those clinical trials, or delay the analysis of data from our completed or ongoing clinical trials.

     Any of the following could delay the completion of our ongoing and planned clinical trials:

     - ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

     - delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

     - delays in enrolling patients and volunteers into clinical trials;

     - lower than anticipated retention rate of patients and volunteers in clinical trials;

     - negative results of clinical trials;

     - insufficient supply or deficient quality of drug candidate materials or other materials necessary to conduct our clinical trials; or

     - serious and unexpected drug-related side effects experienced by participants in our clinical trials.

     If the results of our ongoing or planned clinical trials for our drug candidates are not available when we expect or if we encounter any delay in the analysis of data from our preclinical studies and clinical trials:

     - we may be unable to complete phase III clinical trials of telbivudine or file an NDA for telbivudine;

     - we may be unable to commence phase IIb clinical trials of valtorcitabine and/or NM 283;

     - we may be unable to commence human clinical trials of our other HCV drug candidates, our HIV drug candidates or other drug candidates, if any;

     - Novartis may choose not to license our drug candidates other than telbivudine and valtorcitabine, and we may not be able to enter into other collaborative arrangements for any of our other drug candidates; or


     - we may not have the financial resources to continue research and development of our drug candidates.

IF WE ARE UNABLE TO OBTAIN U.S. AND/OR FOREIGN REGULATORY APPROVAL, WE WILL BE UNABLE TO COMMERCIALIZE OUR DRUG CANDIDATES.

     Our drug candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous preclinical studies and clinical trials and an extensive regulatory approval process are required in the U.S. and in many foreign jurisdictions prior to the commercial sale of our drug candidates. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the drug candidates we are developing will obtain the appropriate regulatory approvals necessary to permit commercial distribution.

     We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required for FDA and other approvals is uncertain and typically takes a number of years, depending upon the complexity of the drug candidate. Our analysis of data obtained from preclinical studies and clinical trials is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unanticipated delays or increased costs due to government regulation from future legislation or administrative action, changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.


     Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenues from a particular drug candidate. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These restrictions may limit the size of the market for the product.


     We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside the U.S. Many foreign regulatory authorities, including those in major markets such as China, have different approval procedures than those required by the FDA and may impose additional testing requirements for our drug candidates.

EVEN IF WE OBTAIN REGULATORY APPROVALS, OUR DRUG CANDIDATES WILL BE SUBJECT TO ONGOING REGULATORY REVIEW. IF WE FAIL TO COMPLY WITH CONTINUING U.S. AND APPLICABLE FOREIGN REGULATIONS, WE COULD LOSE THOSE APPROVALS AND OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     Approvals of our drug candidates are subject to continuing regulatory review, including the review of clinical results which are reported after our drug candidates become commercially available. The manufacturer, and the manufacturing facilities we use to make any of our drug candidates, will be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. We do not have, and currently do not intend to develop, the ability to manufacture material for our clinical trials or at commercial scale. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third-party manufacturer for regulatory compliance.

     If we fail to comply with applicable continuing regulatory requirements, we may be subject to civil penalties, suspension or withdrawal of regulatory approval, product recalls and seizures, injunctions, operating restrictions and criminal prosecutions and penalties. Because of these potential sanctions, we seek to monitor compliance with these regulations for manufacturing conducted for us.

IF WE ARE SUBJECT TO UNFAVORABLE PRICING REGULATIONS, THIRD-PARTY REIMBURSEMENT PRACTICES OR HEALTHCARE REFORM INITIATIVES, OUR BUSINESS MAY BE HARMED.

     The regulations governing drug product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Although we monitor these regulations, our drug candidates are currently in the development stage and we will not be able to assess the impact of price regulations for at least several years. As a result, we may obtain regulatory approval for a product in a particular country, but then be subject to price regulations which may delay the commercial launch of the product and may negatively impact the revenues we are able to derive from sales by us or Novartis of the product in that country.

     Successful commercialization of our products will also depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. If we succeed in bringing one or more products to the market, these products may not be considered cost effective and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. Because our drug candidates are in the development stage, we are unable at this time to determine the cost effectiveness of these drug candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate their cost effectiveness. Sales of prescription drugs depend on the availability and level of reimbursement to the consumer from third-party payors, such as government and private insurance plans. These third-party payors frequently require that drug companies provide them with predetermined discounts from list prices, and third-party payors are increasingly challenging the prices charged for medical products. Because our drug candidates are in the development stage, we do not know the level of reimbursement, if any, we will receive for products successfully developed. If the reimbursement we receive for any of our products is inadequate in light of our development and other costs, our profitability could be adversely affected.

     We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory proposals to change the healthcare system in the U.S. and other major healthcare markets have been proposed in recent years. These proposals have included prescription drug benefit legislation recently enacted in the U.S. and healthcare reform legislation recently enacted by certain states. Further federal and state legislative and regulatory developments are possible and we expect ongoing initiatives in the U.S. to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from drug candidates that we may successfully develop.

IF WE DO NOT COMPLY WITH LAWS REGULATING THE PROTECTION OF THE ENVIRONMENT AND HEALTH AND HUMAN SAFETY, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Although we maintain workers' compensation insurance to cover us for costs we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.


                RISKS RELATED TO OUR RELATIONSHIP WITH NOVARTIS

NOVARTIS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER US AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL.


     Immediately prior to this offering, Novartis and its affiliate, Novartis BioVentures, held approximately 57% of our outstanding common stock. Immediately following this offering, we expect Novartis and its affiliates to continue to own approximately 57% of our outstanding common stock as a result of the anticipated purchases by Novartis of shares in a concurrent private offering and in connection with the termination of certain common stock subscription rights held by Novartis. For so long as Novartis owns at least a majority of our outstanding common stock, in addition to its contractual approval rights described in the following risk factor, Novartis has the ability to delay or prevent a change in control of Idenix that may be favored by other stockholders and otherwise exercise substantial control over all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:


     - the election of directors;


     - any amendment of our restated certificate of incorporation or amended and restated by-laws;


     - the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

     - the defeat of any non-negotiated takeover attempt that might otherwise benefit our other stockholders.

NOVARTIS HAS THE RIGHT TO EXERCISE CONTROL OVER CORPORATE ACTIONS THAT MAY NOT REQUIRE STOCKHOLDER APPROVAL AS LONG AS IT HOLDS AT LEAST 19.4% OF OUR VOTING STOCK AND IN CERTAIN OTHER SITUATIONS.


     In connection with Novartis' purchase of stock from our stockholders, we entered into a stockholders' agreement, dated May 8, 2003, among us, Novartis and substantially all of our stockholders. In connection with this offering, we have amended and restated this agreement, which we refer to in this prospectus as the stockholders' agreement. Under the terms of the stockholders' agreement, as long as Novartis and its affiliates own at least 19.4% of our voting stock, which we define below, we cannot take certain actions without the consent of Novartis. These actions include:


     - the authorization or issuance of additional shares of our capital stock or the capital stock of our subsidiaries, except for a limited number of specified issuances;

     - any change or modification to the structure of our board of directors or a similar governing body of any of our subsidiaries;

     - any amendment or modification to any of our organizational documents or those of our subsidiaries;

     - the adoption of a three-year strategic plan;

     - the adoption of an annual operating plan and budget, if there is no approved strategic plan;

     - any decision that would result in a variance of total annual expenditure, capital or expense, in excess of 20% from the approved three-year strategic plan;

     - any decision that would result in a variance in excess of the greater of $10 million or 20% of our profit or loss target in the strategic plan or annual operating plan;

     - the acquisition of stock or assets of another entity that exceeds 10% of our consolidated net revenue, net income or net assets;

     - the sale, lease, license or other disposition of any assets or business which exceeds 10% of our net revenue, net income or net assets;

     - the incurrence of any indebtedness by us or our subsidiaries for borrowed money in excess of $2 million;

     - any material change in the nature of our business or that of any of our subsidiaries;

     - any change in control of Idenix or any subsidiary; and

     - any dissolution or liquidation of Idenix or any subsidiary, or the commencement by us or any subsidiary of any action under applicable bankruptcy, insolvency, reorganization or liquidation laws.

     We agreed that we will use our reasonable best efforts to nominate for election as a director at least two designees of Novartis for so long as Novartis and its affiliates own at least 35% of our voting stock and at least one designee of Novartis for so long as Novartis and its affiliates own at least 19.4% of our voting stock.


     We also agreed that, until such time as Novartis and its affiliates own less than 50% of our voting stock, Novartis' consent is required for the selection and appointment of our chief financial officer. If in Novartis' reasonable judgment our chief financial officer is not satisfactorily performing his duties, we are required to terminate the employment of our chief financial officer.


     Furthermore, under the terms of the stock purchase agreement, dated as of March 21, 2003, among us, Novartis and substantially all of our stockholders, which we refer to in this prospectus as the stock purchase agreement, under which Novartis purchased capital stock directly from our existing stockholders, Novartis is required to make additional future contingent payments of up to $357 million to these stockholders if we achieve predetermined development milestones with respect to an HCV drug candidate. As a result, in making determinations as to our annual operating plan and budget for the development of our HCV drug candidates, the interests of Novartis may be different than the interests of our other stockholders, and Novartis could exercise its approval rights in a manner that may not be in the best interests of all of our stockholders.

     Under the stockholders' agreement and as used in this prospectus, voting stock means our outstanding securities entitled to vote in the election of directors, but does not include:

     - securities issued in connection with our acquisition of all of the capital stock or all or substantially all of the assets of another entity; and

     - shares of common stock issued upon exercise of stock options or stock awards pursuant to compensation and equity incentive plans. Notwithstanding the foregoing, voting stock will include up to 1,399,106 shares that were reserved as of May 8, 2003 under our option pool.

     Novartis has the ability to exercise substantial control over our strategic direction, our research and development focus and other material business decisions. See "Relationship with Novartis -- Stockholders'
Agreement -- Novartis' Approval Rights."

WE CURRENTLY DEPEND ON ONE COLLABORATION PARTNER, NOVARTIS, FOR SUBSTANTIALLY ALL OUR REVENUES AND FOR COMMERCIALIZATION OF OUR HBV DRUG CANDIDATES, AND WE MAY DEPEND ON NOVARTIS FOR COMMERCIALIZATION OF OTHER DRUG CANDIDATES. IF OUR DEVELOPMENT, LICENSE AND COMMERCIALIZATION AGREEMENT WITH NOVARTIS TERMINATES, OUR BUSINESS AND, IN PARTICULAR, OUR DRUG DEVELOPMENT PROGRAMS, WILL BE SERIOUSLY HARMED.


     In May 2003, we received a $75 million license fee from Novartis in connection with the license of our HBV drug candidates, telbivudine and valtorcitabine, under a development, license and commercialization agreement with Novartis, dated May 8, 2003, which we refer to as the development agreement in this prospectus. Assuming we continue to successfully develop and commercialize these drug candidates, we are entitled to receive additional milestone payments from Novartis. Novartis also has the option to license additional drug candidates from us and if it does so, we are entitled to receive additional license fees and milestone payments. We expect that we will derive substantially all of our revenues in the near future from Novartis. Novartis may terminate the development agreement in any country or with respect to any product or drug candidate licensed under the development agreement for any reason on six months' written notice. If the development agreement is terminated in whole or in part and we are unable to enter similar arrangements with other collaborators, our business would be materially adversely affected.


NOVARTIS HAS THE OPTION TO LICENSE OUR DRUG CANDIDATES, AND IF IT DOES NOT EXERCISE ITS OPTION WITH RESPECT TO A DRUG CANDIDATE, OUR DEVELOPMENT, MANUFACTURE AND/OR COMMERCIALIZATION OF SUCH DRUG CANDIDATE MAY BE SUBSTANTIALLY DELAYED OR LIMITED.

     In addition to its license of telbivudine and valtorcitabine, Novartis has the option under the development agreement to license our other drug candidates, including NM 283, our lead drug candidate for the treatment of hepatitis C. Our drug development programs and potential commercialization of our drug candidates will require substantial additional funding. If we are not successful in efforts to enter into a collaboration arrangement with respect to a drug candidate not licensed by Novartis, we may not have sufficient funds to develop such drug candidate internally. As a result, our business would be adversely affected. In addition, the negotiation of a collaborative agreement is time consuming, and could, even if successful, delay the development, manufacture and/or commercialization of a drug candidate and the terms of the collaboration agreements may not be favorable to us.

IF WE MATERIALLY BREACH OUR OBLIGATIONS OR COVENANTS ARISING UNDER THE DEVELOPMENT AGREEMENT OR OUR MASTER MANUFACTURING AND SUPPLY AGREEMENT WITH NOVARTIS, WE MAY LOSE OUR RIGHT TO DEVELOP OR COMMERCIALIZE OUR DRUG CANDIDATES.

     We have significant obligations to Novartis under the development agreement and our master manufacturing and supply agreement, dated as of May 8, 2003, between our subsidiary, Idenix (Cayman) Limited, or Idenix Cayman, and Novartis. We refer to the master manufacturing and supply agreement in this prospectus as the supply agreement. The obligations to which we are subject include, for example, the responsibility for developing and, in some countries, co-promoting or co-marketing the products licensed to Novartis in accordance with plans and budgets subject to Novartis' approval. The covenants and agreements we made when entering into the development agreement and supply agreement include, for example, covenants relating to payment of our required portion of development expenses under the development agreement, compliance with certain third-party license agreements and the conduct of our clinical studies. If we materially breach one or both of these agreements and are unable within an agreed time period to cure such breach, the agreements may be terminated and we may be required to grant Novartis an exclusive license to develop, manufacture and/or sell such products. Although such a license would be subject to payment of a royalty by Novartis to be negotiated in good faith, we and Novartis have stipulated that no such payments would permit the breaching party to receive more than 90% of the net benefit it was entitled to receive before the agreements were terminated. Accordingly, if we materially breach our obligations under the development agreement or the supply agreement, we may lose our rights to develop or commercialize our drug candidates and receive lower payments from Novartis than we had anticipated.

IF WE ISSUE CAPITAL STOCK, IN CERTAIN SITUATIONS NOVARTIS WILL BE ABLE TO PURCHASE SHARES AT PAR VALUE TO MAINTAIN ITS PERCENTAGE OWNERSHIP IN IDENIX AND, IF THAT OCCURS, YOU COULD BE SUBSTANTIALLY DILUTED. IN ADDITION, NOVARTIS HAS THE RIGHT, UNDER SPECIFIED CIRCUMSTANCES, TO PURCHASE A PRO RATA PORTION OF OTHER SHARES THAT WE MAY ISSUE.


     Under the terms of the stockholders' agreement, Novartis has the right to purchase at par value of $0.001 per share, such number of shares required to maintain its percentage ownership of our voting stock if we issue shares of capital stock in connection with the acquisition or in-licensing of technology through the issuance of up to 5% of our stock in any 24-month period. If Novartis elects to maintain its percentage ownership of our voting stock under the rights described above, Novartis will be buying such shares at a price which is substantially below market value, which would dilute your equity ownership interest in Idenix. This right of Novartis will remain in effect until the earlier of:


     - the date that Novartis and its affiliates own less than 19.4% of our voting stock; or

     - the date that Novartis becomes obligated under the stock purchase agreement to make the additional future contingent payments of $357 million to substantially all of our existing stockholders.


     In addition to the right to purchase shares of our common stock at par value as described above, Novartis has the right, subject to limited exceptions noted below, to purchase a pro rata portion of shares of capital stock that we issue. The price that Novartis pays for these securities would be the price that we offer such securities to third parties, including the price paid by persons who acquire shares of our capital stock pursuant to awards granted under stock compensation plans. Novartis' right to purchase a pro rata portion would not include:


     - securities issued in connection with any stock split, reverse stock split, stock dividend or recapitalization that we undertake that affects all holders of our common stock proportionately;

     - shares that Novartis has the right to purchase at par value, as described above;


     - up to 1,976,588 shares of common stock issuable upon exercise of stock options outstanding as of May 8, 2003;



     - up to 1,399,106 shares of common stock issuable upon exercise of stock options and other awards granted after May 8, 2003 pursuant to our 1998 equity incentive plan; and



     - securities issued in connection with our acquisition of all the capital stock or all or substantially all of the assets of another entity.



     Novartis' right to purchase shares includes a right to purchase securities that are convertible into, or exchangeable for, our common stock, provided that Novartis' right to purchase stock in connection with options or other convertible securities issued to any of our directors, officers, employees or consultants pursuant to any stock compensation or equity incentive plan will not be triggered until the underlying equity security has been issued to the director, officer, employee or consultant.

IF NOVARTIS TERMINATES OR FAILS TO PERFORM ITS OBLIGATIONS UNDER THE DEVELOPMENT AGREEMENT, WE MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR DRUG PRODUCTS LICENSED TO NOVARTIS AND THE DEVELOPMENT AND COMMERCIALIZATION OF OUR OTHER DRUG CANDIDATES COULD BE DELAYED, CURTAILED OR TERMINATED.

     Under the development agreement, we will co-promote or co-market with Novartis in the U.S., the U.K., France, Germany, Italy and Spain, our lead hepatitis B drug products and other products that Novartis elects to license from us, which may include our hepatitis C drug products. Novartis will market and sell these drug products throughout the rest of the world. As a result, we depend upon the success of the efforts of Novartis to market and sell our drug products. However, we have limited control over the resources that Novartis may devote to its commercialization efforts under the development agreement and, if Novartis does not devote sufficient time and resources to such efforts, we may not realize the potential commercial benefits of the agreement, and our results of operations may be adversely affected.


     In addition, Novartis has the right to terminate the development agreement with respect to any product, drug candidate or country with six months' written notice to us. If Novartis were to breach or terminate this agreement with us, the development or commercialization of the affected drug candidate could be delayed, curtailed or terminated because we may not have sufficient resources or capabilities, financial or otherwise, to continue development and commercialization of the drug candidate, and we may not be successful in entering into a collaboration with another third party.


NOVARTIS HAS THE RIGHT UNDER CERTAIN CIRCUMSTANCES TO MARKET AND SELL PRODUCTS THAT COMPETE WITH THE DRUG CANDIDATES AND PRODUCTS THAT WE LICENSE TO IT, AND ANY COMPETITION BY NOVARTIS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Novartis has agreed that, except as set forth in the development agreement, it will not market, sell or promote certain competitive products except that:

     - this agreement not to compete extends only until May 2008;

     - as to any country, the agreement not to compete would terminate if Novartis terminates the development agreement with respect to that country; and

     - if Novartis wishes to market, sell, promote or license a competitive product, it is required to inform us of the competitive product opportunity and, at our election, enter into good faith negotiations with us concerning such opportunity; if we either do not elect to enter into negotiations with respect to such opportunity or are unable to reach agreement within a specified period, Novartis would be free to proceed with plans with respect to such competing product.

     Accordingly, Novartis may under certain circumstances market, sell, promote or license, competitive products. Novartis has significantly greater financial, technical and human resources than we have and is better equipped to discover, develop, manufacture and commercialize products. In addition, Novartis has more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. Moreover, any direct or indirect competition with Novartis with respect to products that we have licensed to them could result in confusion in the market. In the event that Novartis competes with us, our business could be materially and adversely affected.

                RISKS RELATED TO OUR DEPENDENCE ON THIRD PARTIES

BECAUSE WE HAVE LIMITED SALES, MARKETING AND DISTRIBUTION EXPERIENCE AND CAPABILITIES, WE MAY SEEK TO ENTER INTO ADDITIONAL ARRANGEMENTS WITH THIRD PARTIES. WE MAY NOT BE SUCCESSFUL IN ESTABLISHING THESE RELATIONSHIPS OR, IF ESTABLISHED, THE RELATIONSHIP MAY NOT BE SUCCESSFUL.


     We have limited sales, marketing and distribution experience and capabilities. Although we intend to build an internal sales force and expand our marketing capabilities, we may seek to further augment our sales, marketing and distribution capabilities through arrangements with third parties. We may not be successful in entering into any such arrangements and, if entered into, the terms of any such arrangements may not be favorable. We cannot be assured that any third party would devote the necessary time or attention to sell, market or distribute our products. If these arrangements are unsuccessful, we may be unable to successfully commercialize our products.


IF WE SEEK TO ENTER INTO COLLABORATION AGREEMENTS FOR ANY OTHER DRUG CANDIDATES BUT ARE NOT SUCCESSFUL, WE MAY NOT BE ABLE TO CONTINUE DEVELOPMENT OF THOSE DRUG CANDIDATES.


     Our drug development programs and potential commercialization of our drug candidates will require substantial additional cash to fund expenses to be incurred in connection with these activities. We have entered into an agreement with Novartis for the development and commercialization of telbivudine and valtorcitabine, our lead HBV drug candidates, and we have granted Novartis options with respect to development and commercialization of our other drug candidates. We may seek to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of drug development and commercialization of drug candidates that Novartis does not license. We may not be able to enter into collaboration agreements and the terms of the collaboration agreements, if any, may not be favorable to us. If we are not successful in our efforts to enter into a collaboration arrangement with respect to a drug candidate, we may not have sufficient funds to develop this or any other drug candidate internally. If we do not have sufficient funds to develop our drug candidates, we will not be able to bring these drug candidates to market and generate revenue. As a result, our business will be adversely affected. In addition, the inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or commercialization of a drug candidate and could have a material adverse effect on our financial condition and results of operations because:


     - we may be required to expend our own funds to advance the drug candidate to commercialization;

     - revenue from product sales could be delayed; or


     - we may elect not to develop or commercialize the drug candidate.


IF ANY COLLABORATIVE PARTNER TERMINATES OR FAILS TO PERFORM ITS OBLIGATIONS UNDER AGREEMENTS WITH US, THE DEVELOPMENT AND COMMERCIALIZATION OF OUR DRUG CANDIDATES COULD BE DELAYED OR TERMINATED.


     We have entered into the development agreement with Novartis and we may enter into additional collaborative arrangements in the future. If collaborative partners do not devote sufficient time and resources to any collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if Novartis or future collaboration partners were to breach or terminate their arrangements with us, the development and commercialization of the affected drug candidate could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of the drug candidate.

OUR COLLABORATIONS WITH OUTSIDE SCIENTISTS MAY BE SUBJECT TO RESTRICTION AND CHANGE.

     We work with chemists and biologists at academic and other institutions who assist us in our research and development efforts. Telbivudine, valtorcitabine and NM 283 were discovered with the research and development assistance of these third-party chemists and biologists. Many of the scientists who have contributed to the discovery and development of our drug candidates are not our employees and may have other commitments that would limit their future availability to us. Although our scientific advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services.

WE DEPEND ON THIRD-PARTY MANUFACTURERS TO MANUFACTURE PRODUCTS FOR US. IF IN THE FUTURE WE MANUFACTURE ANY OF OUR PRODUCTS, WE WILL BE REQUIRED TO INCUR SIGNIFICANT COSTS AND DEVOTE SIGNIFICANT EFFORTS TO ESTABLISH THESE CAPABILITIES.


     We have limited manufacturing experience and have the capability to manufacture only small quantities of compounds required in preclinical studies for our drug candidates. We do not have, and do not intend to develop, the ability to manufacture material for our clinical trials or at commercial scale. To develop our drug candidates, apply for regulatory approvals and commercialize any products, we need to contract for or otherwise arrange for the necessary manufacturing facilities and capabilities. Under the supply agreement, Novartis has agreed to manufacture or have manufactured for us the active pharmaceutical ingredients, or API, of drug candidates that we license to Novartis for our clinical supply requirements. In addition, Novartis may manufacture or have manufactured for us the API for commercial supplies of these products, subject to the terms of the supply agreement. Under this agreement, if Novartis manufactures the API for a product, we would generally rely on Novartis for regulatory compliance and quality assurance for that product. If Novartis were to breach or terminate its manufacturing arrangements with us, the development or commercialization of the affected product or drug candidate could be delayed, which could have an adverse affect on our business. In addition, any change in our manufacturers could be costly because the commercial terms of any such arrangement could be less favorable than the commercial terms we negotiate with Novartis.


     We have relied upon third parties to produce material for preclinical studies and may continue to do so in the future. Although we believe that we will not have any material supply issues, we cannot be certain that we will be able to obtain long term supply arrangements of those materials on acceptable terms, if at all. We also expect to rely upon other third parties to produce materials required for clinical trials and for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. We currently rely upon Clariant Life Sciences (Missouri) Inc. for the bulk supply of our HBV drug candidates, and we intend to rely on Novartis for the bulk supply of drug candidates that we license to it. We rely upon Novartis for the formulation, and Quintiles Scotland Ltd. for the packaging, of the dosage form of our HBV drug candidates. If we are unable to arrange for third-party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.


     Reliance on Novartis and third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on Novartis or the third party for regulatory compliance and quality assurance, the possibility of breach by Novartis or the third party of agreements related to supply because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by Novartis or the third party, based on its own business priorities, at a time that is costly or damaging to us.



     In addition, the FDA and other regulatory authorities require that our products be manufactured according to current good manufacturing practice regulations. Any failure by us, Novartis or our third-party manufacturers to comply with current good manufacturing practices and/or our failure to scale up our manufacturing processes could lead to a delay in, or failure to obtain, regulatory approval. In addition, such failure could be the basis for action by the FDA to withdraw approvals for drug candidates previously granted to us and for other regulatory action.

     We may in the future elect to manufacture certain of our products in our own manufacturing facilities. If we do so, we will require substantial additional funds and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

                     RISKS RELATED TO PATENTS AND LICENSES

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR PATENTS AND LICENSES RELATED TO OUR DRUG CANDIDATES, OR IF WE INFRINGE THE RIGHTS OF OTHERS, WE MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR DRUG CANDIDATES.


     Our success will depend in part on our ability to obtain patent protection both in the U.S. and in other countries for our drug candidates listed in the table on page 65 under the heading "Business -- Our Drug Candidates." The patents and patent applications in our patent portfolio are either owned by us, exclusively licensed to us, or co-owned by us and others and exclusively licensed to us. Our ability to protect our drug candidates from unauthorized or infringing use by third parties depends substantially on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for our drug candidates or provide sufficient protection to afford us a commercial advantage against our competitors or their competitive products or processes. In addition, we cannot guarantee that any patents will be issued from any pending or future patent applications owned by or licensed to us. Even if patents have been issued or will be issued, we cannot guarantee that the claims of these patents are, or will be, valid or enforceable, or provide us with any significant protection against competitive products or otherwise be commercially valuable to us.



     We may not have identified all patents, published applications or published literature that affect our business either by blocking our ability to commercialize our drugs, by preventing the patentability of our drugs to us or our licensors or co-owners, or by covering the same or similar technologies that may affect our ability to market our drug candidates. For example, patent applications in the U.S. are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office in this prospectus, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the U.S. are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we or our licensors or co-owners were the first to invent, or the first to file, patent applications on our drug candidates or for their use as antiviral drugs. In the event that a third party has also filed a U.S. patent application covering our drug candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the U.S. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the U.S. and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.


     Our hepatitis B drug candidate, telbivudine, was a known compound before the filing of our patent applications covering the use of this drug candidate to treat hepatitis B. As a result, we cannot obtain patent protection on telbivudine itself, and we will be limited to relying upon patents granted on the method of using telbivudine in medical therapy for the treatment of hepatitis B.


     Our other hepatitis B drug candidate, valtorcitabine, is a prodrug of the L-nucleoside (LOGO)-L-2'-deoxycytidine, or LdC, because it is converted into biologically active LdC in the body. We believe that valtorcitabine is a new compound. The U.S. Patent Office has recently allowed our patent claims on valtorcitabine itself, as well as claims on pharmaceutical compositions that include valtorcitabine and we expect this allowed patent application to issue shortly. Claims to the method to treat hepatitis B using valtorcitabine are pending. We will not, however, be able to obtain patent protection on the biologically active form of LdC itself, because it was a known compound at the time the patent applications covering LdC were filed. Instead, our patent protection will be limited to patents covering the method of using LdC in medical therapy for the treatment of hepatitis B.



     In June 1998, we entered into an exclusive license agreement, which we refer to as the UAB license agreement, with the UAB Research Foundation, or UABRF, an entity affiliated with the University of Alabama at Birmingham, or UAB, pursuant to which we were granted an exclusive license to the rights that it, Emory University and the Le Centre National de la Recherche Scientifique, or CNRS, which we collectively refer to as the 1998 licensors, have to a 1995 U.S. patent application and corresponding patent applications in Europe, Canada, Japan and Australia that cover the use of certain synthetic nucleosides for the treatment of hepatitis B. In January 2004, UABRF notified us that it believes that the claims of these patent applications can be amended in a manner that would enable the 1998 licensors to prosecute and obtain generic patent claims that would generally cover the method of using telbivudine to treat hepatitis B and, consequently, cover the use of telbivudine to treat hepatitis B.



     If the 1998 licensors pursue such patent claims, we believe that they will assert that the UAB license agreement covers our telbivudine technology and that we are obligated to make payments to the 1998 licensors in the amounts and manner specified in the UAB license agreement. Such amounts include payments in the aggregate amount of $1.3 million due upon achievement of regulatory milestones, a 6% royalty on annual sales up to $50 million and a 3% royalty on annual sales greater than $50 million made by us or an affiliate of ours. Additionally, if we sublicense our rights to any entity other than one which holds or controls at least 50% of our capital stock, or if Novartis's ownership interest in us declines below 50% of our outstanding shares of capital stock, we could be obligated to pay to the 1998 licensors 30% of all royalties received by us from sales by the sublicensee of telbivudine and 20% of all fees, milestone payments and other cash consideration we receive from the sublicensee with respect to telbivudine.



     If the 1998 licensors amend the patent claims of the pending 1995 patent application and corresponding foreign patent applications, we believe that they will assert a claim to 20% of the $75 million license fee we received in May 2003 in connection with the license of our hepatitis B drug candidates to Novartis. If UABRF asserts such a claim, we intend to dispute that such amount is owed. Under the terms of the license agreement, the dispute would be resolved by a panel of arbitrators if we are unable to reach agreement with UABRF after a period of negotiation and mediation.



     If we fail to perform our material obligations under the UAB license agreement, the agreement may be terminated or UABRF could, on its own behalf and on behalf of the other licensors, render the license to us non-exclusive. In the event UABRF is successful in terminating the license agreement as a result of a breach by us after a period of arbitration, and the 1998 licensors obtain a valid enforceable claim that generally covers the use of telbivudine to treat hepatitis B, it would be necessary for us to obtain another license from the 1998 licensors. Such license may not be available to us on reasonable terms, on an exclusive basis, or at all. This could materially adversely affect or preclude our ability to commercialize telbivudine.

     If the 1998 licensors were instead to render the UAB license agreement to us non-exclusive, we would not be prohibited from using telbivudine to treat hepatitis B, but a non-exclusive license could be granted to one or more of our competitors by one or more of the 1998 licensors.



     If it is determined that the UAB license agreement between us and UABRF does cover our use of telbivudine to treat hepatitis B, or we must otherwise rely upon a license agreement granted by the 1998 licensors to commercialize telbivudine, we may be in breach of certain of the representations and warranties we made to Novartis under the development agreement and the stock purchase agreement. Pursuant to the terms of the development agreement and the stock purchase agreement, if there is a breach Novartis has the right to seek indemnification from us, and, under certain circumstances, us and our stockholders who sold shares to Novartis, for the losses Novartis incurs as a result of the breach. The amounts for which we could be liable to Novartis may be substantial.



     Our hepatitis C clinical drug candidate, NM 283, is a prodrug of the active molecule NM 107, because it is converted into biologically active NM 107 in the body. We believe that NM 283 may be a new compound, and therefore we are attempting to obtain patent protection on NM 283 itself, as well as a method to treat hepatitis C with NM 283. NM 107 was a known compound at the time that the patent applications covering the use of this active form of NM 283 to treat hepatitis C were filed. As a result, although claims for the method of use of NM 107 have been allowed by the U.S. Patent Office, we cannot obtain patent protection on NM 107.



     Our hepatitis C preclinical candidate, NV-08B, is a prodrug of the active molecule NM 618. We believe that NV-08B may be a new compound, and therefore we are attempting to obtain protection on NV-08B itself, as well as a method to treat hepatitis C with NV-08B. NM 618 was a known compound at the time the patent applications covering the use of this active form of NV-08B to treat hepatitis C were filed. As a result, we cannot obtain patent protection on NM
618. We are pursuing patent protection on the method of using NM 618 in medical therapy for the treatment of hepatitis C.


     Despite the fact that NM 107 and NM 618 are known compounds, we are aware that a number of companies have recently filed patent applications attempting to cover NM 107 and/or NM 618 specifically as compounds, as well as NM 283 and NV-08B as members of broad classes of compounds. Companies have also filed patent applications covering the use of NM 107 and NM 618 specifically, and NM 283 and NV-08B generically, to treat hepatitis C, or more generally Flaviviridae infection. Hepatitis C is a virus in the Flaviviridae virus family. These companies include Merck & Co., Inc. together with Isis Pharmaceuticals, Inc., Ribapharm, Inc., a wholly-owned subsidiary of Valeant Pharmaceuticals International, and Genelabs Technologies, Inc. We believe that we were the first to file patent applications covering the use of these drug candidates to treat hepatitis C. Patents in countries outside the U.S. are awarded to the first to file on an invention, and we believe that we are entitled to patent protection in these countries. Notwithstanding this, a foreign country may grant patent rights covering our drug candidates to one or more other companies, either because it is not aware of our patent filings or because the country does not interpret our patent filing as a bar to issuance of the other company's patent in that country. If that occurs, we may need to challenge the third-party patent to establish our proprietary rights, and if we do not or are not successful, we will need to obtain a license that may not be available at all or on commercially reasonable terms. In the U.S., a patent is awarded to the first to invent the subject matter. The U.S. Patent Office could initiate an interference between us and Merck/Isis, Ribapharm, Genelabs or another company to determine the priority of invention of the use of these compounds to treat hepatitis C. If such an interference is initiated and it is determined that we were not the first to invent the target use of these compounds under U.S. law, we would need to obtain a license that may not be available at all or on commercially reasonable terms.

     A number of companies have filed patent applications and have obtained patents covering general methods for the treatment of hepatitis B, hepatitis C and HIV that could materially affect our ability to develop our drug candidates or sell our products. For example, we are aware that Chiron Corporation has obtained broad patents covering hepatitis C proteins, nucleic acids, diagnostics and drug screens. If we need to use these patented materials or methods to develop our hepatitis C drug candidates or sell these products, we will need to buy these products from a licensee of Chiron authorized to sell such products or we will require a license from Chiron, which may not be available to us on reasonable terms or at all. This could materially affect or preclude our ability to develop our hepatitis C drug candidates and sell our products.


     If we find during clinical evaluation that our hepatitis B, hepatitis C or HIV drug candidates should be used in combination with a product covered by a patent held by another company or institution, and that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement or inducement of infringement of the third-party patents covering the product recommended for co-administration with our product. In that case, we may be required to obtain a license from the other company or institution to provide the required or desired package labeling, which may not be available on commercially reasonable terms or at all.

LITIGATION REGARDING PATENTS, PATENT APPLICATIONS AND OTHER PROPRIETARY RIGHTS MAY BE EXPENSIVE AND TIME CONSUMING. IF WE ARE UNSUCCESSFUL IN LITIGATION CONCERNING PATENTS OR PATENT APPLICATIONS OWNED OR CO-OWNED BY US OR LICENSED TO US, WE MAY NOT BE ABLE TO PROTECT OUR PRODUCTS FROM COMPETITION OR WE MAY BE PRECLUDED FROM SELLING OUR PRODUCTS. IF WE ARE INVOLVED IN SUCH LITIGATION, IT COULD CAUSE DELAYS IN BRINGING DRUG CANDIDATES TO MARKET AND HARM OUR ABILITY TO OPERATE.

     Our success will depend in part on our ability to uphold and enforce patents or patent applications owned or co-owned by us or licensed to us which cover our drug candidates. Such litigation could take place in the U.S. in a federal court or in the U.S. Patent Office. The litigation could also take place in a foreign country, in either the court or the patent office of that country. Proceedings involving our patents or patent applications could result in adverse decisions regarding:


     - ownership of patents and patent applications;


     - the patentability of our inventions relating to our drug candidates;
       and/or

     - the enforceability, validity or scope of protection offered by our patents relating to our drug candidates.

Even if we are successful in these proceedings, we may incur substantial cost and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.


     In May 2004, we and our chief executive officer, Dr. Sommadossi, entered into a settlement agreement with UAB and UABRF resolving a dispute regarding ownership of inventions and discoveries made by Dr. Sommadossi during the period from November 1999 to November 2002, at which time, Dr. Sommadossi was on sabbatical and then unpaid leave from his position at UAB. The patent applications we filed with respect to such inventions and discoveries include the patent applications covering our hepatitis C drug candidates. Under the terms of the settlement agreement, we agreed to make a $2 million initial payment to UABRF, as well as other potential contingent payments based upon the commercial launch of products discovered or invented by Dr. Sommadossi during his sabbatical and unpaid leave. In addition, UAB and UABRF have each agreed that neither of them has any right, title or ownership interest in these inventions and discoveries. For a further description of this settlement, please see "Business -- Legal Proceedings." Under the development agreement and stock purchase agreement, we made numerous representations and warranties to Novartis regarding our hepatitis C drug candidates, including representations regarding our ownership of the inventions and discoveries. If one or more of our representations or warranties were not true at the time we made them to Novartis, we would be in breach of these agreements. In the event of a breach by us, Novartis has the right to seek indemnification from us and, under certain circumstances, us and our stockholders who sold shares to Novartis, which include many of our directors and officers, for damages suffered by Novartis as a result of such breach. The amounts for which we could be liable to Novartis may be substantial.



     Our success will also depend in part on our ability to avoid infringement of the patent rights of others. If it is determined that we do infringe a patent right of another, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we are not successful in infringement litigation and we do not license or develop non-infringing technology, we may:


     - incur substantial monetary damages;

     - encounter significant delays in bringing our drug candidates to market; and/or

     - be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment requiring licenses.

CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.


     To protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.


IF ANY OF OUR AGREEMENTS THAT GRANT US THE EXCLUSIVE RIGHT TO MAKE, USE AND SELL OUR DRUG CANDIDATES ARE TERMINATED, WE MAY BE UNABLE TO DEVELOP OR COMMERCIALIZE OUR DRUG CANDIDATES.


     We, together with Novartis, have entered into an amended and restated agreement with CNRS and L'Universite Montpellier II, which we refer to as University of Montpellier in this prospectus, co-owners of the patent applications covering our hepatitis B drug candidates. This agreement covers both the cooperative research program and the terms of our exclusive right to exploit the results of the cooperative research, including our hepatitis B drug candidates. We, together with Novartis, have also entered into two agreements with the Universita degli Studi di Cagliari, which we refer to as the University of Cagliari in this prospectus, the co-owner of the patent applications covering our hepatitis C drug candidates and our NNRTI HIV drug candidate. One agreement with the University of Cagliari covers our cooperative research program and the other agreement is an exclusive license to develop and sell the jointly created HCV and HIV drug candidates.


     Under the amended and restated agreement with CNRS and the University of Montpellier and the license agreement, as amended, with the University of Cagliari, we obtained from our co-owners the exclusive right to exploit these drug candidates. Subject to certain rights afforded to Novartis, these agreements can be terminated by either party in circumstances such as the occurrence of an uncured breach by the non-terminating party. The termination of our rights under the agreement with CNRS and the University of Montpellier or the license agreement with the University of Cagliari would have a material adverse effect on our business and could prevent us from developing a drug candidate or selling a product. In addition, these agreements provide that we pay the costs of patent prosecution, maintenance and enforcement. These costs could be substantial. Our inability or failure to pay these costs could result in the termination of the agreements or certain rights under them.

     Under our amended and restated agreement with CNRS and the University of Montpellier and our license agreement with the University of Cagliari, we and Novartis have the right to exploit and license our co-owned drug candidates without the permission of the co-owners. However, our agreements with CNRS and the University of Montpellier and with the University of Cagliari are currently governed by, and will be interpreted and enforced under, French and Italian law, respectively, which are different in substantial respects from U.S. law, and which may be unfavorable to us in material respects. Under French and Italian law, co-owners of intellectual property cannot exploit, assign or license their individual rights without the permission of the co-owners. Accordingly, if our agreements with the University of Cagliari terminate, we may not be able to exploit, license or otherwise convey to Novartis or other third parties our rights in our drug candidates for a desired commercial purpose without the consent of the co-owner, which could materially affect our business and prevent us from developing our drug candidates and selling our products.

     Under U.S. law, a co-owner has the right to prevent the other co-owner from suing infringers by refusing to join voluntarily in a suit to enforce a patent. Our amended and restated agreement with CNRS and the University of Montpellier and our license agreement, as amended, with the University of Cagliari provide that such parties will cooperate to enforce our jointly owned patents on our drug candidates. If these agreements terminate or their cooperation is not given or is withdrawn, or they refuse to join in litigation that requires their participation, we may not be able to enforce these patent rights or protect our markets.

IF OUR COOPERATIVE RESEARCH AGREEMENT WITH THE UNIVERSITY OF CAGLIARI IS TERMINATED, WE MAY BE UNABLE TO DEVELOP RESEARCH RESULTS ARISING OUT OF THAT WORK PRIOR TO THE TERMINATION.


     Our cooperative research agreement with the University of Cagliari, as amended in May 2003 to add Novartis as a party in certain limited circumstances, grants us the exclusive right to directly or indirectly use or license to Novartis or other third parties the results of research obtained from the cooperative effort, in exchange for a fixed royalty. If the cooperative research agreement is terminated, our exclusive right to use the research results will also terminate, unless those rights are also granted under a separate license agreement, as has been done with respect to the patent applications covering our HCV drug candidates and our NNRTI HIV drug candidate. Our cooperative agreement with the University of Cagliari currently expires in January 2006, and can only be renewed by the written consent of both parties. If the agreement is not renewed, there is no guarantee that the University of Cagliari will agree to transfer rights to any of the research results into a separate license agreement on termination of the research program, or that it will agree to do so on reasonable commercial terms. If we are not able to obtain a license to research results in the event of a termination of the cooperative research agreement, we will be unable to develop the research results.


                         RISKS RELATED TO THIS OFFERING


A SIGNIFICANT PORTION OF OUR TOTAL OUTSTANDING SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. IF THERE ARE SUBSTANTIAL SALES OF OUR COMMON STOCK, THE PRICE OF OUR COMMON STOCK COULD DECLINE.



     The price of our common stock could decline if there are substantial sales of our common stock and if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding shares of common stock based on the number of shares outstanding as of April 30,
2004, which includes           shares being sold to Novartis and
shares that we are selling in this offering. The shares being sold in this offering may be resold in the public market immediately following the closing of
the offering. The remaining           shares, or   % of our outstanding shares
after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.



            NUMBER OF SHARES AND
           % OF TOTAL OUTSTANDING                DATE AVAILABLE FOR SALE INTO PUBLIC MARKET
           ----------------------                ------------------------------------------
        shares, or     %.....................   Beginning 90 days after the completion of
                                                this offering, depending on the requirements
                                                of the federal securities laws.
        shares, or     %.....................   180 days after the date of this prospectus
                                                due to lock-up agreements between the holders
                                                of these shares and the underwriters.
        shares, or     %.....................   Beginning 181 days after the completion of
                                                this offering, depending on the requirements
                                                of the federal securities laws.
        shares, or     %.....................   Beginning on the one year anniversary of the
                                                completion of this offering, depending on the
                                                requirements of the federal securities laws.
        shares, or     %.....................   Beginning one year after the date of this
                                                prospectus due to lock-up agreements between
                                                the selling stockholders identified on page
                                                128 of this prospectus and the underwriters.



     After this offering, the holders of an aggregate of           shares of
common stock as of April 30, 2004, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in "Shares Eligible for Future Sale -- Lock-up Agreements."



     Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.



IF OUR QUARTERLY RESULTS OF OPERATIONS FLUCTUATE, THIS FLUCTUATION MAY CAUSE OUR STOCK PRICE TO DECLINE, RESULTING IN LOSSES TO YOU.


     Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future as a publicly traded company. A number of factors, many of which are not within our control, could subject our operating results and stock price to volatility, including:

     - achievement of milestones under our development agreement with Novartis and, to the extent applicable, other licensing and collaborative agreements;


     - reductions in revenue associated with Novartis' right to maintain its percentage ownership of our voting stock when we issue shares at a price below fair market value;


     - the results of ongoing and planned clinical trials of our drug candidates;


     - the results of regulatory reviews relating to the approval of our drug candidates;



     - the initiation or conclusion of litigation to enforce or defend any of our assets; and


     - general and industry-specific economic conditions that may affect our research and development expenditures.

     Due to the possibility of significant fluctuations, we do not believe that quarterly comparisons of our operating results will necessarily be indicative of our future operating performance. If our quarterly operating results fail to meet the expectations of stock market analysts and investors, the price of our common stock may decline, resulting in losses to you.

IF ANNOUNCEMENTS OF BUSINESS DEVELOPMENTS BY US OR OUR COMPETITORS CAUSE FLUCTUATIONS IN OUR STOCK PRICE, PURCHASERS OF OUR COMMON STOCK COULD INCUR SUBSTANTIAL LOSSES.

     The market price of our common stock may be subject to substantial volatility as a result of announcements by us or other companies in our industry. As a result, investors may not be able to sell their shares of common stock at or above our initial public offering price. Announcements which may subject the price of our common stock to substantial volatility include announcements regarding:

     - our collaboration with Novartis;

     - the results of discovery, preclinical studies and clinical trials by us or our competitors;

     - the acquisition of technologies, drug candidates or products by us or our competitors;

     - the development of new technologies, drug candidates or products by us or our competitors;


     - regulatory actions with respect to our drug candidates or products or those of our competitors;



     - the initiation or conclusion of litigation to enforce or defend any of our assets; and


     - significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY, WHICH, IF IT OCCURS, WILL DISTRACT OUR MANAGEMENT AND COULD RESULT IN SUBSTANTIAL COSTS OR LARGE JUDGMENTS AGAINST US.


     The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of companies in the biotechnology industry have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations could adversely affect the market price of our common stock. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, operating results and financial condition.


WE CANNOT ASSURE YOU THAT A MARKET WILL DEVELOP FOR OUR COMMON STOCK OR WHAT THE MARKET PRICE OF OUR COMMON STOCK WILL BE.

     Prior to this offering, there has been no public market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of value.

IF YOU PURCHASE SHARES IN THIS OFFERING, YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR INVESTMENT.


     We expect that the initial public offering price per share will significantly exceed the net tangible book value per share of the outstanding common stock. Additionally, the expected sale by us of 1,100,000 shares of common stock to Novartis for a purchase price of $0.001 per share which we expect to complete concurrent with the consummation of this offering will result in a reduction of the net tangible book value of shares outstanding after such stock issuance. Accordingly, purchasers of common stock in this offering will suffer immediate and substantial dilution of their investment of approximately
$          per share. In the past, we have issued options to acquire shares of our common stock at prices below the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. In addition, if we issue shares of our common stock in connection with the acquisition or in-licensing of technology, Novartis has the right to purchase additional shares of stock at a nominal purchase price. Additionally, Novartis has the right to acquire shares of our common stock at a per share purchase price equal to the per share purchase price paid by persons who exercise stock options or convert convertible securities. The purchase price paid by such persons and Novartis could be at a price that is below the fair market value of our common stock. In such event, there will be further dilution to investors in this offering.

                          FORWARD-LOOKING INFORMATION


     This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Relationship with Novartis" contains forward-looking statements. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. You can identify forward-looking statements by the use of words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "will," "could," "may," "management believes," "we believe," "we intend" or the negative use of those terms or similar words or phrases. Accordingly, these statements involve estimates, assumptions, uncertainties and unknown risks which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the risk factors beginning on page 9 of this prospectus. Because these factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


     Forward-looking statements include, but are not limited to:

     - our discussion of current and future markets for our drug candidates and our ability to address those markets, including our beliefs that substantial opportunities exist for improved antiviral treatment for HBV, HCV and HIV, that the development of our drug candidates, if successful, can increase our revenue and profitability, and that markets for these treatments will increase, in "Prospectus Summary -- Idenix Pharmaceuticals, Inc. -- Our Business," "Business -- Overview,"
       "Business -- Background on Antiviral Therapy -- Advantages of Nucleosides and Nucleoside Analogs as Antiviral Therapeutics,"
       "Business -- Background on Target Markets" and "Business -- Idenix Strategy"; and


     - all of the statements in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations,"
       "Business -- Overview," "Business -- Background on Antiviral Therapy" and "Business -- Our Drug Candidates" and summaries of those statements about our plans, goals, intentions, expectations and beliefs concerning our ability to discover new compounds and enlarge our compound library; our ability to discover additional drug candidates and to treat HBV, HCV, HIV and other human viral and infectious diseases with such drug candidates; anticipated results from the clinical trials of our drug candidates; next expected milestones for each of our drug candidates; and our business development and commercialization strategy.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of           shares of
common stock that we are offering will be approximately $     million, assuming
an initial public offering price of $          per share, the mid-point of the
estimated price range shown on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. We also expect to receive net proceeds of approximately $ million from the sale of shares of common stock, assuming a per share price equal to the mid-point of the estimated price range shown on the cover page of this prospectus, in the anticipated concurrent private offering to Novartis, after deducting estimated offering expenses payable by us.


     The principal purposes of this offering are to increase our available working capital, establish a public market for our common stock, increase our visibility in the marketplace and facilitate future access to public capital markets.

     We expect to use the net proceeds from this offering and from the anticipated concurrent private offering to Novartis to fund:


     - further clinical development of NM 283, our lead HCV drug candidate;



     - preclinical studies and clinical trials of NV-08B, our other HCV candidate, and NV-05A, our HIV drug candidate;


     - discovery and development of additional drug candidates;

     - development of sales and marketing capabilities; and

     - working capital, capital expenditures and other general corporate purposes.

     The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering and the anticipated concurrent private offering to Novartis, the amount of cash generated through our collaboration with Novartis and by our operations, and the timing of Novartis' exercise, if any, of its option to license our HCV and other drug candidates. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Further, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering.

     Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering and the anticipated concurrent private offering to Novartis in short-term investment grade and U.S. government securities.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock. In May 2003, we paid a common stock dividend of 1,537,725 shares to holders of series C convertible preferred stock upon conversion of our then outstanding series C convertible preferred stock into shares of common stock as payment of accrued but unpaid dividends in the amount of approximately $17.7 million. We currently intend to retain our earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth our cash and cash equivalents, total liabilities and capitalization as of March 31, 2004:


     - on an actual basis; and


     - on a pro forma as adjusted basis to give effect to the issuance and sale
       by us of           shares of common stock in this offering and
       shares of common stock to Novartis in the anticipated concurrent private offering, in each case at an assumed initial public offering price of
       $ per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting estimated offering expenses and, in the case of this offering, estimated underwriting discounts and commissions and the issuance and sale by us to Novartis of 1,100,000 shares of common stock at a purchase price per share of $0.001 in connection with the termination of certain common stock subscription rights held by Novartis.


     This table should be read with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                    AS OF MARCH 31, 2004
                                            -------------------------------------
                                                                      PRO FORMA
                                             ACTUAL                  AS ADJUSTED
                                             ------                  -----------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                         (UNAUDITED)
Cash and cash equivalents.................  $  34,252                 $
                                            =========                 =========
Total liabilities.........................  $  85,309                 $
                                            =========                 =========
Stockholders' (deficit) equity:
  Common stock, $0.001 par value;
     50,000,000 shares authorized, actual;
     60,000,000 shares authorized, pro
     forma as adjusted; 36,492,310 shares
     issued and outstanding, actual; and
              shares issued and
     outstanding, pro forma as adjusted...         36
  Additional paid-in capital..............    209,619
  Deferred compensation...................     (3,640)
  Accumulated other comprehensive income..        320
  Accumulated deficit.....................   (229,720)
                                            ---------                 ---------
          Total stockholders' deficit.....    (23,385)
                                            ---------                 ---------
          Total capitalization............  $ (23,385)                $
                                            =========                 =========


     The above data exclude:


     - 3,071,827 shares of common stock issuable upon the exercise of stock options outstanding under the 1998 equity incentive plan as of March 31, 2004 with a weighted average exercise price of $6.48 per share;



     - 159,500 shares of outstanding common stock subject to vesting or forfeiture under restricted stock agreements;



     - 243,190 shares of common stock available for future issuance or grant under our 1998 equity incentive plan; and



     - 800,000 shares of common stock available for future issuance or grant under our 2004 stock incentive plan.

                                    DILUTION


     The historical net tangible book value of our common stock as of March 31, 2004 was a deficit of $23.4 million, or $(0.64) per share. Historical net tangible book value per share is equal to our total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of March 31, 2004.



     After giving effect to the issuance and sale by us of           shares of
common stock in this offering and           shares of common stock to Novartis
in the anticipated concurrent private offering, in each case at an assumed
offering price of $     per share, the mid-point of the estimated price range
shown on the cover page of this prospectus, after deducting estimated offering expenses and, in the case of this offering, after deducting estimated underwriting discounts and commissions, and the issuance and sale by us to Novartis of 1,100,000 shares of common stock at a purchase price of $0.001 per share in connection with the termination of certain common stock subscription rights held by Novartis, our adjusted net tangible book value as of March 31,
2004 would have been $     million, or $     per share. This represents an
immediate increase in net tangible book value to existing stockholders of $
per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer an immediate dilution of their
investment of approximately $     per share. We determine dilution by
subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this per share dilution:



Assumed initial public offering price.......................           $
  Net tangible book value at March 31, 2004.................  $(0.64)
  Increase attributable to new investors in this offering
     and the anticipated concurrent purchases by Novartis...
Adjusted net tangible book value after this offering and the anticipated concurrent purchases by Novartis..............
                                                              ------   --------
Dilution of net tangible book value to new investors........           $
                                                                       ========



     The following table summarizes as of March 31, 2004, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering and by Novartis in the anticipated concurrent private offering. The calculation below is based on an assumed initial public offering
price of $     per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.



                                      SHARES PURCHASED     TOTAL CONSIDERATION     AVERAGE
                                     ------------------    -------------------    PRICE PER
                                     NUMBER     PERCENT     AMOUNT     PERCENT      SHARE
                                     ------     -------     ------     -------    ---------
Existing stockholders..............                  %     $                  %   $
New investors......................
Novartis anticipated concurrent
  purchases........................
                                     -------     ----      --------    -------    --------
  Total............................                  %     $                  %   $
                                     =======     ====      ========    =======    ========


     The number of shares purchased by the existing stockholders includes shares being sold by the selling stockholders. The number of shares
purchased by new investors does not include           shares being purchased by
the new investors from the selling stockholders in this offering.

     The tables above assume no exercise of stock options outstanding as of March 31, 2004. At March 31, 2004, there were 3,071,827 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.48 per share. To the extent that outstanding options are exercised in the future, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of March 31, 2004, adjusted net tangible book value per share after this offering and the
anticipated concurrent purchases by Novartis would be $          and total
dilution per share to new investors would be $          .

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     This section presents our selected consolidated financial data, which should be read carefully in conjunction with our consolidated financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     We derived the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 from the consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and which are included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from the audited consolidated financial statements which are not included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2003 and 2004, and the consolidated balance sheet data as of March 31, 2004 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus and which include, in our opinion, all adjustments necessary for a fair presentation of such data. Historical results are not necessarily indicative of future results. Furthermore, results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004.



                                                                                                          THREE MONTHS
                                                                                                             ENDED
                                                              YEARS ENDED DECEMBER 31,                     MARCH 31,
                                                 ---------------------------------------------------   ------------------
                                                  1999       2000       2001       2002       2003       2003      2004
                                                  ----       ----       ----       ----       ----       ----      ----
                                                                                                          (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $    --   $    100   $  1,299   $  3,465   $ 29,570   $    406   $16,695
Operating expenses(1):
  Research and development.....................    4,398      7,377     20,858     29,317     51,477      5,242    18,410
  General and administrative...................    2,978      3,992      7,287     11,737     18,152      3,608     3,462
  Sales and marketing..........................      101        386        998        984      2,041        331       901
                                                 -------   --------   --------   --------   --------   --------   -------
    Total operating expenses...................    7,477     11,755     29,143     42,038     71,670      9,181    22,773
                                                 -------   --------   --------   --------   --------   --------   -------
Loss from operations...........................   (7,477)   (11,655)   (27,844)   (38,573)   (42,100)    (8,775)   (6,078)
Interest income, net...........................      523        746        931        297        430          6        78
Other, net(2)..................................      (34)     1,002       (422)       (80)      (210)        11       113
                                                 -------   --------   --------   --------   --------   --------   -------
Net loss.......................................   (6,988)    (9,907)   (27,335)   (38,356)   (41,880)    (8,758)   (5,887)
Accretion of redeemable convertible preferred
  stock........................................   (1,834)    (6,063)   (33,835)   (59,165)   (29,074)   (12,658)       --
                                                 -------   --------   --------   --------   --------   --------   -------
Net loss attributable to common stockholders...  $(8,822)  $(15,970)  $(61,170)  $(97,521)  $(70,954)  $(21,416)  $(5,887)
                                                 =======   ========   ========   ========   ========   ========   =======
Basic and diluted net loss per common share....  $ (4.26)  $  (4.67)  $ (12.98)  $ (15.19)  $  (2.70)  $  (2.91)  $ (0.16)
                                                 =======   ========   ========   ========   ========   ========   =======
Shares used in computing basic and diluted net
  loss per common share........................    2,072      3,421      4,713      6,421     26,232      7,360    36,474

                                                               AS OF DECEMBER 31,                        AS OF
                                             ------------------------------------------------------    MARCH 31,
                                               1999       2000       2001       2002        2003         2004
                                               ----       ----       ----       ----        ----      -----------
                                                                                                      (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................  $ 15,711   $ 10,161   $ 38,846   $   8,548   $  43,485    $  34,252
Working capital............................    14,981      7,311     35,281       1,602      30,399       23,242
Total assets...............................    17,634     11,830     44,945      12,226      67,090       61,924
Capital lease obligations, net of current
  portion..................................        21         37         16           2          --           --
Deferred revenue...........................        --         --      1,358       1,306         107           50
Deferred revenue, related party............        --         --         --          --      10,756        9,367
Long-term obligations......................        --         --         --         732       4,849        3,788
Deferred revenue, net of current portion...        --         --      4,526       3,345       4,272        4,272
Deferred revenue, related party, net of
  current portion..........................                              --          --      54,239       44,948
Redeemable convertible preferred stock.....    26,654     32,717    101,817     160,982          --           --
Accumulated deficit........................   (10,094)   (24,110)   (66,574)   (153,058)   (223,833)    (229,720)
Total stockholders' deficit................   (10,016)   (24,118)   (68,975)   (161,362)    (27,731)     (23,385)


---------------

(1) Stock-based compensation expenses included in operating expenses amounted to approximately:



                                                                                                   THREE MONTHS
                                                                                                       ENDED
                                                              YEARS ENDED DECEMBER 31,               MARCH 31,
                                                     ------------------------------------------   ---------------
                                                      1999     2000     2001     2002     2003     2003     2004
                                                      ----     ----     ----     ----     ----     ----     ----
                                                                                                    (UNAUDITED)
Research and development...........................  $  637   $1,560   $7,284   $1,716   $1,288   $  302   $  307
General and administrative.........................     568      317      501    2,368    3,328      364      186
Sales and marketing................................      --       --       20       99      129       33       33
                                                     ------   ------   ------   ------   ------   ------   ------
                                                     $1,205   $1,877   $7,805   $4,183   $4,745   $  699   $  526
                                                     ======   ======   ======   ======   ======   ======   ======


(2) Other, net includes gain on sale of equity investment in 2000, gain (loss) on foreign exchange and income tax provision.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read together with "Selected Consolidated Financial Data," and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based on current expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     Idenix is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Our current focus is on the treatment of infections caused by HBV, HCV and HIV. Each of our current drug candidates is a small molecule antiviral compound which is intended to have significant competitive advantages in one or more areas, such as safety, efficacy, resistance profile or convenience of dosing compared to currently approved treatments.


     The following table summarizes key information regarding our pipeline of drug candidates:


                        DRUG              CURRENT STAGE                NEXT EXPECTED
INDICATION           CANDIDATES           OF DEVELOPMENT                 MILESTONE
----------           ----------           --------------               -------------
HBV          telbivudine (L-nucleoside)   phase III         one year results (second half of
                                                              2005)
HBV          valtorcitabine               phase I/II        begin phase IIb (second half of
             (L-nucleoside)                                   2004)
HCV          NM 283 (Nucleoside analog)   phase I/II        begin phase IIb (second half of
                                                              2004)
HCV          NV-08B (Nucleoside analog)   late              begin phase I/II (early 2005)
                                          preclinical
HIV          NV-05A (NNRTI)               preclinical       begin phase I/II (early 2005)



     In May 2003, we entered into a collaboration with Novartis relating to the worldwide development and commercialization of our drug candidates. Novartis paid us a license fee of $75 million for our lead HBV drug candidates, telbivudine and valtorcitabine, has agreed to provide full development funding for these HBV drug candidates and will make milestone payments, which could total up to $35 million upon the achievement of regulatory approval milestones, as well as additional milestone payments based upon achievement of predetermined sales levels. Novartis also acquired an option to license our HCV and other drug candidates. If Novartis exercises its option to collaborate with us on NM 283, our initial HCV drug candidate, it would be required to provide full development funding and pay us up to $525 million in license fees and regulatory milestone payments, as well as additional milestone payments based upon achievement of predetermined sales levels. We will co-promote or co-market with Novartis in the U.S., the U.K., France, Germany, Italy and Spain all products Novartis licenses from us. Novartis has the exclusive right to promote and market such products in the rest of the world. In April 2004, based upon the antiviral efficacy and safety results from our phase I/II clinical trial of NM 283, we notified Novartis that the $25 million milestone relating to the antiviral efficacy and safety of NM 283 had been met. This milestone was achieved when the data from the phase I/II clinical trial demonstrated for patients receiving the higher dose of NM 283 a mean reduction of 1.1 log(10), or a 92% reduction, in serum viral levels of patients infected with HCV and when NM 283 was determined to be safe based upon the satisfaction of certain regulatory standards in the U.S., the U.K., France, Germany, Italy and Spain necessary to advance NM 283 into phase IIb clinical trials.


     Simultaneously with the collaboration described above, Novartis purchased approximately 54% of our outstanding capital stock from our stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if we achieve predetermined development milestones relating to an HCV drug candidate. Currently, Novartis and its affiliate, Novartis BioVentures, which was an existing stockholder at the time of the Novartis stock purchase, collectively own approximately 57% of our outstanding common stock.


     In connection with this offering, Novartis has the right to purchase from us that number of shares of our common stock as is required to enable Novartis and its affiliates, other than Novartis BioVentures, to maintain Novartis' percentage ownership in our company, after giving effect to our sale of common stock in this offering. Novartis has given us notice that it currently intends to exercise this right. If we and Novartis consummate this concurrent private offering, Novartis will continue to have the ability to exercise control over all corporate actions requiring stockholder approval, including the election of directors, irrespective of how our other stockholders may vote. Novartis also has a contractual right to exercise control over corporate actions that may not require stockholder approval as long as it holds at least 19.4% of our voting stock. We have also agreed that, until such time as Novartis and its affiliates own less than 50% of our voting stock, Novartis' consent is required for the selection and appointment of our chief financial officer. If in Novartis' reasonable judgment our chief financial officer is not satisfactorily performing his duties, we are required to terminate the employment of our chief financial officer. For a further description of our relationship with Novartis, see "Risk Factors -- Risks Related to Our Relationship with Novartis" and "Relationship with Novartis."



     As of March 31, 2004, we have funded our operations to date primarily through:



     - a license payment from Novartis of $75.0 million and other upfront payments from Novartis of $5.0 million;


     - net proceeds from private placements of convertible preferred stock of $68.2 million;


     - reimbursements from Novartis of $26.5 million in connection with its obligation to fund expenses we incur in connection with the development of our drug candidates;



     - reimbursements of $4.3 million received, net of amounts paid, from a prior collaboration partner, Sumitomo Pharmaceuticals Co., Ltd., or Sumitomo, in connection with obligations arising under an agreement between us and Sumitomo in which Sumitomo had agreed to fund certain expenses relating to the development of telbivudine. Sumitomo's obligation to fund development expenses terminated in May 2003; and



     - proceeds of $1.1 million from the exercise of options in connection with the Novartis transaction in May 2003 to purchase our common stock.



     All of our drug candidates are currently in preclinical or clinical development. To commercialize our drug candidates, we will be required to successfully complete preclinical studies and clinical trials to obtain required regulatory approvals. Even with continued successful development of our drug candidates, we do not expect to submit to the FDA an NDA for a drug candidate we are developing prior to late 2005. Any delay in obtaining or failure to obtain required approvals will materially adversely affect our ability to generate revenues from commercial sales relating to our drug candidates. Accordingly, we expect our sources of funding for the next several years to include the proceeds from this offering and the concurrent private offering to Novartis, reimbursement of expenses we may incur in connection with the development of licensed drug candidates, license fees relating to NM 283 and other drug candidates we may successfully develop and license and milestone payments under existing and future collaborative arrangements.



     Through March 31, 2004, we have recognized revenues from license fees, development expense reimbursements received from our collaborators and government grants. We derived 84.8% of our total revenues for the year ended December 31, 2002 from our collaboration with Sumitomo. We derived 98.6% of our total revenues for the year ended December 31, 2003 from our collaborative arrangements with Novartis and Sumitomo. We derived 99.6% of our total revenues for the three months ended March 31, 2004 from our collaboration arrangement with Novartis. We anticipate recognizing additional revenues from our collaboration with Novartis, including additional development expense funding for our HBV drug candidates and other drug candidates Novartis subsequently licenses from us, regulatory and commercialization milestones and revenues derived from sales by us or Novartis of licensed drug candidates.



     Revenues recognized from Novartis during the year ended December 31, 2003 included $26.4 million in reimbursements in connection with Novartis' obligation to fund expenses we incurred in connection with the development of our drug candidates and approximately $6.9 million in license fee recognition. Revenues recognized from Novartis during the three months ended March 31, 2004 included $15.6 million in reimbursements in connection with Novartis' obligation to fund expenses we incurred in connection with the development of our drug candidates and $1.0 million in license fee recognition. We expect that the amount of revenue we will recognize on a quarterly basis relating to Novartis' reimbursement of development expenses will vary based on the level of activity and expenses that we incur in such quarter for development of drug candidates licensed to Novartis. We are recognizing the $75.0 million license fee and the other up-front payment in the amount of $5.0 million from Novartis as revenue over the estimated development period during which we expect to complete our performance obligations under our development agreement with Novartis. Currently, we estimate such period to be approximately six and one-half years from the effective date of the agreement. Accordingly, we expect to recognize approximately $2.4 million of revenue per quarter from Novartis with respect to this license. The amount we recognize each quarter is subject to adjustment if the estimated performance period changes and as we issue options or shares pursuant to Novartis' common stock subscription rights. The amount will also be subject to further adjustment if Novartis exercises its option to license NM 283 or any of our other drug candidate and we receive additional license fees. For a discussion of our revenue recognition policies, see "-- Critical Accounting Policies and Estimates -- Collaborative Research and Development Revenue."



     We have incurred significant losses to date and, as of March 31, 2004, we had an accumulated deficit of approximately $229.7 million. Of such amount, $96.0 million was attributable to the cumulative accretion of dividends and redemption amounts associated with shares of our convertible preferred stock. All outstanding shares of our convertible preferred stock converted into common stock immediately prior to Novartis' purchase of approximately 54% of our outstanding capital stock in May 2003. We did not make any payments relating to the redemption value of the preferred stock. Upon conversion of the series C convertible preferred stock, holders of such shares received a dividend in the aggregate amount of $17.7 million, which we paid in 1,537,725 shares of common stock immediately prior to conversion, and which we recorded as a charge to net loss attributable to common stockholders. There are no shares of preferred stock currently authorized or outstanding.



     We incurred net losses of approximately $27.3 million, $38.4 million and $41.9 million for the years ended December 31, 2001, 2002 and 2003, respectively, and net losses of approximately $8.8 million and $5.9 million for the three months ended March 31, 2003 and 2004, respectively. Our losses have resulted principally from costs associated with research and development expenses, including clinical trial costs, and general and administrative activities. As a result of planned expenditures for future discovery, development and commercialization activities and the expansion of our operational and administrative infrastructure, we expect to incur additional operating losses for the foreseeable future.


     Our research and development expenses consist primarily of salaries and payroll-related expenses for research and development personnel, including stock-based compensation, fees paid to clinical research organizations and other professional service providers in conjunction with our clinical trials, fees paid to research organizations in conjunction with animal studies, costs of material used in research and development, costs of contract manufacturing consultants, occupancy costs associated with the use of our research facilities and equipment, consulting and license fees paid to third parties, and depreciation of property and equipment related to research and development. We expense internal and external research and development costs as incurred. We expect our research and development expenses to increase as we continue to engage in research activities, further develop our potential drug candidates and advance our clinical trials. From our inception on May 1,

1998 through March 31, 2004, we have incurred total research and development costs of $132.9 million.



     From our inception in May 1998 through March 31, 2004, we have incurred direct third-party external research and development costs totaling $73.2 million relating to the development of our HBV and HCV drug candidates. Set forth below is the direct third-party research and development expenses incurred during the period from May 1, 1998 through December 31, 2000, the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2004 in connection with our preclinical studies and clinical trials of telbivudine, valtorcitabine, NM 283 and NV-08B.



                                        PERIOD FROM
                                        MAY 1, 1998
                                        (INCEPTION)          YEARS ENDED         THREE MONTHS
                                          THROUGH            DECEMBER 31,           ENDED
 DISEASE               DRUG             DECEMBER 31,   ------------------------   MARCH 31,
INDICATION           CANDIDATE              2000        2001    2002     2003        2004        TOTAL
----------           ---------          ------------    ----    ----     ----    ------------   -------
                                                           (IN THOUSANDS)
HBV          telbivudine..............     $2,154      $5,976  $12,102  $21,287    $11,797      $53,316
HBV          valtorcitabine...........      1,236       2,641    2,680    1,781      1,531        9,869
HCV          Hepatitis C drug
             candidates (NM 283 and
             NV-08B)..................          3         332    2,181    6,531        985       10,032
                                           ------      ------  -------  -------    -------      -------
                                           $3,393      $8,949  $16,963  $29,599    $14,313      $73,217
                                           ======      ======  =======  =======    =======      =======



     We anticipate that we will incur significant additional direct third-party research and development expenses prior to the commercial launch of our HBV and HCV drug candidates. We expect such amounts to approximate those set forth below:



                                                                     ESTIMATED ADDITIONAL AMOUNT
                                                                        OF DIRECT THIRD-PARTY
                                                                      RESEARCH AND DEVELOPMENT
                                                                       EXPENSES EXPECTED TO BE
                                         CURRENT STAGE OF                 INCURRED PRIOR TO
DRUG CANDIDATE                              DEVELOPMENT                   COMMERCIAL LAUNCH
--------------                           ----------------            ---------------------------
telbivudine.....................  phase III                                 $ 80 million
valtorcitabine..................  phase I/II                                $ 98 million
NM 283 and NV-08B...............  phase I/II and late preclinical           $428 million



     We use our employees and our infrastructure resources across several projects, including our drug discovery efforts. We do not allocate our infrastructure costs on a project-by-project basis. As a result, we are unable to estimate the internal costs incurred to date for our drug candidates on a project-by-project basis.



     Pursuant to our development agreement with Novartis, after it licenses a drug candidate, Novartis is obligated to fund development expenses that we incur in accordance with development plans agreed upon by us and Novartis. The option we have granted to Novartis with respect to its right to license our drug candidates generally requires that Novartis exercise the option for each such drug candidate prior to the commencement of phase III clinical trials, as more specifically described below. The expenses associated with phase III clinical trials generally are the most costly component in the development of a successful new drug.


     Under the terms of our development agreement, Novartis must exercise its right to license our drug candidates as follows:

     - with respect to NM 283, on or before the start of our phase III clinical trials for NM 283;

     - with respect to any other drug candidate discovered by us or on our behalf, after notification that we have reached the endpoints of a phase I/II clinical trial; and


     - with respect to any drug candidate we license that has not yet entered phase III clinical trials, after notification that we have reached the endpoints of a phase IIb clinical trial.

     The time periods set forth above with respect to drug candidates, other than NM 283, are subject to extension if we and Novartis do not initially agree on the anticipated commercial value of the drug candidates, milestone payments or payment schedules. If Novartis fails to exercise its option to license a drug candidate, we are free to negotiate with other parties after the expiration of the negotiation time period.


     Our current estimates of costs for additional research and development expenses are subject to the risks and uncertainties associated with research, development, clinical trials and the FDA and foreign regulatory review and approval processes. The time and cost to complete clinical development of our drug candidates may vary significantly and depends upon a number of factors, including the success of our clinical trials, the availability of financial resources, our collaboration with Novartis and its participation in the manufacturing and clinical development of our drug candidates and the other factors set forth under the heading "Risk Factors -- Risks Related to Development, Clinical Testing and Regulatory Approval of Our Drug Candidates" on page 13.


RESULTS OF OPERATIONS


COMPARISON OF THREE MONTHS ENDED MARCH 31, 2003 AND 2004



    Revenues



     Total revenues were $0.4 million for the three months ended March 31, 2003 as compared with $16.7 million for the three months ended March 31, 2004. Total revenues for the three months ended March 31, 2003 were comprised of $0.3 million of license fees and collaborative research and development revenues from Sumitomo and $0.1 million in government grant revenue. Total revenues for the three months ended March 31, 2004 were comprised of $16.6 million in related party revenue from Novartis and $0.1 million in government grant revenue. The related party revenue from Novartis consisted of $1.0 million of the license fee that we recognized during the three months ended March 31, 2004, net of a $1.6 million reduction due to the Novartis common stock subscription rights and $15.6 million for reimbursement of research and development expenses.



    Research and Development Expenses



     Research and development expenses were $5.2 million for the three months ended March 31, 2003 as compared with $18.4 million for the three months ended March 31, 2004. The increase of $13.2 million was due to increased expenses for third-party contractors, including clinical research organizations, in the amount of $11.9 million related primarily to phase III clinical trials of telbivudine, purchases of comparative drug candidates for clinical evaluation of telbivudine and purchases of active pharmaceutical ingredient materials for our hepatitis B drug candidates. The increase was also due to a $0.7 million increase in salary and other payroll related expenses as a result of the hiring of additional research and development personnel and the implementation of an employee bonus plan in 2004, a $0.3 million increase in rent and occupancy costs for expenses relating to the laboratory space in Cambridge, Massachusetts which we occupied until March 2004 and a $0.3 million increase in other operating costs, particularly travel, clinical insurance and recruiting fees. Expenses totaling $15.6 million for the three months ended March 31, 2004 were reimbursed by Novartis according to the terms of our development agreement. No expenses were reimbursed for the three months ended March 31, 2003. We expect to continue to devote substantial resources to our research and development activities, and we expect that research and development expenses will continue to increase substantially in the future.

     General and Administrative Expenses



     General and administrative expenses were $3.6 million for the three months ended March 31, 2003 as compared with $3.5 million for the three months ended March 31, 2004. The decrease of $0.1 million was primarily due to a $1.2 million decrease in financial advisory, legal and accounting fees principally for services rendered in connection with the Novartis transaction in 2003. This decrease was offset by a $0.7 million increase in salary and other payroll-related expenses due to the hiring of additional personnel to support our growing business operations and the implementation of an employee bonus plan in 2004, a $0.2 million increase in rent expense associated with the relocation to our new corporate and laboratory facilities, and a $0.2 million increase in other operating costs, primarily attributable to recruiting fees, directors fees and insurance costs. We expect that our general and administrative expenses will increase substantially in the future as we expand our finance and accounting staff, add infrastructure and incur additional costs associated with being a public company, including directors' and officers' liability insurance, investor relations programs and increased professional fees.



    Sales and Marketing Expenses



     Sales and marketing expenses were $0.3 million for the three months ended March 31, 2003 as compared with $0.9 million for the three months ended March 31, 2004. The increase of $0.6 million was due to a $0.4 million increase in consulting expenses, primarily attributable to market research studies preparing for the commercial launch of telbivudine, a $0.1 million increase in salary and other payroll-related expenses as a result of the hiring of additional marketing personnel and the implementation of an employee bonus plan in 2004 and a $0.1 million increase in travel expenses. We expect that sales and marketing expenses will increase significantly in the near term as we enter into marketing activities, build a commercial infrastructure, expand our marketing staff and recruit a specialized sales force in the U.S. and Europe in anticipation of the expected submission of an NDA for telbivudine in late 2005 and the subsequent commercial introduction of telbivudine and other drug candidates pending regulatory approval.



    Interest Income, Net



     Interest income, net was $6,000 for the three months ended March 31, 2003 as compared with $78,000 for the three months ended March 31, 2004. The increase of $72,000 was due to higher average cash balances in the first quarter of 2004 as a result of cash received from Novartis in association with our collaboration that began in May 2003.



    Income Taxes



     Income tax benefit was $16,000 for the three months ended March 31, 2003 as compared with $114,000 for the three months ended March 31, 2004. The increase of $98,000 was due to an income tax benefit earned in our French subsidiary relating to certain research and development credits. Our income tax expense generally consists of tax expenses incurred by our U.S., French and Dutch subsidiaries. Our U.S. and French subsidiaries performed services for us and were reimbursed for these costs, plus a profit margin.



COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND 2003


     Revenues


     Total revenues were $3.5 million for the year ended December 31, 2002 as compared with $29.6 million for the year ended December 31, 2003. Total revenues for the year ended December 31, 2002 were comprised of $3.0 million of license fees and collaborative research and development revenues from Sumitomo and $0.5 million in government grant revenue. Total revenues for the year ended December 31, 2003 consisted of $33.4 million in related party revenue from Novartis comprised of $6.9 million of the license fee that we recognized in 2003, net of a $0.8 million reduction due to Novartis common stock subscription rights and $26.4 million for reimbursement of research and development expenses and $0.4 million in government grant revenue. These amounts were offset by a net reduction of $4.2 million in revenue from Sumitomo. This reduction of revenue was incurred when we paid $5.0 million to Sumitomo pursuant to a final settlement agreement in May 2003 to reacquire from Sumitomo the rights to develop and commercialize telbivudine in Japan, China, South Korea and Taiwan. This required us to reverse $4.6 million in revenue previously recognized under the Sumitomo arrangement, including revenue in the amount of $0.4 million recognized in 2003 prior to entering into the final settlement agreement.


     Research and Development Expenses


     Research and development expenses were $29.3 million for the year ended December 31, 2002 as compared with $51.5 million for the year ended December 31, 2003. The increase of $22.2 million was primarily due to increased expenses for third-party contractors, including clinical research organizations, in the amount of $10.9 million related primarily to phase III clinical trials of telbivudine and purchases of active pharmaceutical ingredient materials for our hepatitis C drug candidate and a one-time fee of $6.3 million relating to a license of certain manufacturing technology associated with our hepatitis B drug candidates. This increase was also attributable to a $2.1 million increase in salary and other payroll-related expenses as a result of the hiring of additional research and development personnel, a $2.0 million accrual relating to the settlement of litigation we brought to defend our ownership of certain patents and patent applications, a $0.5 million increase for the use of consultants in certain research and development activities and a $0.4 million increase in lab supplies and operating costs. Expenses totaling $1.6 million and $26.4 million for the years ended December 31, 2002 and 2003, respectively, were reimbursed by either Sumitomo or Novartis.


     General and Administrative Expenses


     General and administrative expenses were $11.7 million for the year ended December 31, 2002 as compared with $18.2 million for the year ended December 31, 2003. The increase of $6.5 million was primarily due to a $2.4 million increase in financial advisory, legal and accounting fees principally for services rendered in connection with the Novartis transaction and increased patent prosecution and maintenance activities, a $2.0 million increase in salary and other payroll-related expenses due to the hiring of additional personnel to support our growing business operations, payroll taxes associated with employees exercising stock options and a bonus in the amount of $0.4 million paid to our chief executive officer upon closing of the Novartis transaction. The increase also included a $1.0 million increase in non-cash stock compensation expense primarily due to the accelerated vesting of stock options held by our former chief financial officer, a $0.8 million increase in other operating costs, primarily attributable to recruiting fees and a $0.3 million increase in occupancy costs associated with our relocation to new corporate and laboratory facilities in Cambridge, Massachusetts.


     Sales and Marketing Expenses


     Sales and marketing expenses were $1.0 million for the year ended December 31, 2002 as compared with $2.0 million for the year ended December 31, 2003. The increase of $1.0 million was due to a $0.8 million increase in consulting expenses, primarily attributable to market research studies and a $0.2 million increase in salary and other payroll-related expenses as a result of the hiring of additional marketing personnel and payroll taxes associated with the exercise of stock options by employees.


     Interest Income, Net


     Interest income, net was $0.3 million for the year ended December 31, 2002 as compared with $0.4 million for the year ended December 31, 2003. The increase of $0.1 million was due to higher average cash balances in 2003 as a result of cash receipts from our Novartis collaboration.


     Income Taxes


     Income tax expense was $39,000 for the year ended December 31, 2002 as compared with $184,000 for the year ended December 31, 2003. The increase of $145,000 was primarily due to alternative minimum income tax expense incurred in the U.S. Our income tax expense consists of tax expense incurred by our U.S., French and Dutch subsidiaries. Our U.S. and French subsidiaries performed services for us and were reimbursed for these costs, plus a profit margin.



COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2002


     Revenues

     Total revenues were $1.3 million for the year ended December 31, 2001 as compared with $3.5 million for the year ended December 31, 2002. The increase in total revenues of $2.2 million was due to an increase of $1.8 million in license fees and collaborative research and development revenues earned in 2002 from our collaboration with Sumitomo and a $0.4 million increase in government grants revenue primarily from a grant provided by the National Institutes of Health.

     Research and Development Expenses


     Research and development expenses were $20.9 million for the year ended December 31, 2001 as compared with $29.3 million for the year ended December 31, 2002. The increase of $8.4 million was primarily due to a $10.5 million increase in third-party research and development costs principally related to manufacturing activity and clinical trials attributable to the development of our HBV and HCV drug candidates, a $2.7 million increase in salary and other payroll-related expenses as a result of the hiring of additional research and development personnel, a $0.6 million increase in laboratory operating costs and a $0.2 million increase in travel costs, primarily associated with clinical trials. These increases were offset by a $5.6 million decrease in non-cash stock compensation related to stock option grants and restricted stock agreements. Expenses of $0.5 million and $1.6 million for the years ended December 31, 2001 and 2002, respectively, were reimbursed by Sumitomo.


     General and Administrative Expenses

     General and administrative expenses were $7.3 million for the year ended December 31, 2001 as compared with $11.7 million for the year ended December 31, 2002. The increase of $4.4 million was due to an increase of $1.9 million in non-cash stock based compensation related to stock option grants to employees and directors, an increase of $1.3 million in salary and other payroll-related expenses as a result of hiring additional administrative personnel to support the growing business operations and a $1.3 million increase in professional fees, primarily attributable to legal and accounting fees incurred in connection with a planned initial public offering of our common stock in 2002 that we did not complete.

     Sales and Marketing Expenses


     Sales and marketing expenses were $1.0 million for the year ended December 31, 2001 as compared with $1.0 million for the year ended December 31, 2002. Sales and marketing expenses increased by $0.4 million due to $0.3 million in salary and other payroll-related expenses as a result of hiring additional marketing personnel and a $0.1 million increase in non-cash stock compensation expense associated with stock option grants to these new employees. These increases were offset by a $0.4 million decrease in third-party marketing expenses in 2002, primarily associated with market research activities that we undertook in 2001 that did not recur in 2002.


     Interest Income, Net

     Interest income, net was $0.9 million for the year ended December 31, 2001 as compared with $0.3 million for the year ended December 31, 2002. The decrease of $0.6 million in 2002 was due to lower average cash balances in 2002 as well as lower rates of interest in 2002.

     Income Taxes


     Income tax expenses were $368,000 for the year ended December 31, 2001 as compared with $39,000 for the year ended December 31, 2002. The decrease in income taxes was primarily due to our ability to take advantage of tax credits for research and development activity in France and the U.S. and the net loss in the U.S. in 2002.


LIQUIDITY AND CAPITAL RESOURCES


     Since our inception in 1998, we have financed our operations primarily through receipt of a license payment from Novartis of $75.0 million, $5.0 million from Novartis in other upfront payments, net proceeds from private placements of convertible preferred stock of $68.2 million, $26.5 million from Novartis for development costs of our drug candidates, $4.3 million from Sumitomo for reimbursement of development costs, and $1.1 million in proceeds from the exercise of options in connection with the Novartis transaction to purchase our common stock. We had $8.5 million, $43.5 million and $34.3 million in cash and cash equivalents as of December 31, 2002 and 2003 and March 31, 2004, respectively.



     Net cash used in operating activities was $30.9 million for the year ended December 31, 2002. Net cash provided by operating activities was $38.4 million for the year ended December 31, 2003. Net cash used in operating activities was $8.1 million for the three months ended March 31, 2004. The net cash used in operating activities for the year ended December 31, 2002 was due primarily to the net loss for the year excluding stock-based compensation expense partially offset by a decrease in accounts receivable due to the collection of amounts from Sumitomo in 2002. The net cash provided by operating activities for the year ended December 31, 2003 was due primarily to an increase in deferred revenue resulting from the receipt of the license fee from Novartis, an increase in accounts payable and accrued expenses due to greater research and development activity and an increase in long-term liabilities due to a fee that we accrued to obtain manufacturing technology that we licensed for use in connection with our development of telbivudine. These increases were offset by a net loss for the period excluding stock-based compensation expense, an increase in accounts receivable from Novartis for the reimbursement of certain research and development costs and deposit payments made to vendors on contracts associated with our phase III telbivudine clinical trials. The net cash used in operating activities for the three months ended March 31, 2004 was primarily due to the net loss for the period, an increase in working capital requirements impacted by the increase in the related party accounts receivable from Novartis and a decrease in deferred revenue resulting from the amortization of the license fee from Novartis.



     Net cash used in investing activities was $0.3 million and $3.9 million for the years ended December 31, 2002 and 2003, respectively. Net cash used in investing activities was $0.6 million for the three months ended March 31, 2004. The net cash used in investing activities for the year ended December 31, 2003 was due primarily to capital expenditures relating to the acquisition of scientific equipment, leasehold improvements at a medicinal chemistry laboratory facility we opened in France in August 2003 and leasehold improvements for our new corporate headquarters in Cambridge, Massachusetts in which we initiated our relocation in December 2003. Upon entering into the lease agreement for our new corporate and laboratory facility, we were required to obtain a commercial letter of credit for $0.7 million in October 2003 that was collateralized by cash to be held as a restricted deposit. The net cash used in investing activities for the three months ended March 31, 2004 was primarily for leasehold improvements at our new corporate and laboratory facility offset by proceeds received from the landlord for these leasehold improvements.



     Net cash provided by financing activities was $0.9 million and $0.3 million for the years ended December 31, 2002 and 2003, respectively. Net cash used in financing activities for the three months ended March 31, 2004 was $0.5 million. The net cash provided by financing activities for the years ended December 31, 2002 and 2003 was primarily due to the issuance of common stock upon the exercise of vested stock options held by employees and directors. The net cash used in financing activities for the three months ended March 31, 2004 was for professional fees associated with this offering.

     In April 2004, we notified Novartis that the $25 million milestone relating to the anti-viral efficacy and safety results from our phase I/II clinical trial of NM 283 had been met. As a result, we expect to receive payment of this amount in the second quarter of 2004.



     We believe that the net proceeds from this offering and the anticipated concurrent private offering to Novartis, together with our current cash and cash equivalents, and funding we expect to receive from Novartis relating to development of our HBV drug candidates, will be sufficient to satisfy our anticipated cash needs for at least the next two years. However, it is possible that we may seek additional financing within this period of time. We may seek such financing through a combination of public or private financing, collaborative relationships and other arrangements. Additional funding may not be available to us or, if available, may not be on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise funds when needed may harm our business and operating results.



     Set forth below is a description of our contractual cash obligations as of March 31, 2004.



                                                  PAYMENTS DUE BY PERIOD
                                -----------------------------------------------------------
                                                        ONE TO
       CONTRACTUAL CASH                    LESS THAN     THREE      FOUR TO      AFTER FIVE
         OBLIGATIONS             TOTAL     ONE YEAR      YEARS     FIVE YEARS      YEARS
       ----------------          -----     ---------    ------     ----------    ----------
                                                      (IN THOUSANDS)
Operating and capital
  leases......................  $12,093     $1,236      $ 2,338      $2,374        $6,145
Employment, consulting and
  other agreements............   15,100      5,118        7,982       2,000            --
                                -------     ------      -------      ------        ------
Total contractual cash
  obligations.................  $27,193     $6,354      $10,320      $4,374        $6,145
                                =======     ======      =======      ======        ======



     Under the terms of our existing employment agreement with Dr. Sommadossi, our chairman, president and chief executive officer, in the event of his death or disability while employed by us, we are obligated to make a payment to him or his estate in the amount of $2 million. In addition, if any officer with whom we are party to an employment agreement, including Dr. Sommadossi and our other named executive officers, is terminated by reason of disability, we are obligated to pay such officer annual disability benefits until age 65 equal to 60% of such officer's annual base salary in effect at the time of such termination.



     While we maintain long-term disability insurance coverage, the benefits currently payable under the policy would not fully satisfy our obligation for our more highly compensated officers, including our named executive officers. Accordingly, if any of these officers are terminated as a result of disability, we would need to fund the difference in disability benefits payable under our existing insurance coverage and the amount that we are obligated to provide. Long-term disability benefits payable to an eligible employee under our current insurance policy is limited to the greater of 60% of their current base salary or $10,000 per month.



     In October 2003 we entered into a new operating lease commitment to consolidate our headquarters and U.S. laboratory facility within one location in Cambridge, Massachusetts. We began our relocation to this facility in December 2003 and substantially completed work on the facility in March 2004. We expect to incur approximately $2.2 million in capital expenditures for leasehold and other improvements associated with our move to this new location. Our lease agreement provides for a payment to us of up to $1.6 million to partially fund these leasehold improvements for which we have received approximately $1.0 million as of March 31, 2004. In connection with this operating lease commitment, a commercial bank issued a letter of credit in October 2003 for $0.7 million collateralized by cash we have on deposit with that bank. The letter of credit expires in December 2013 in conjunction with the end of the lease term.

OFF-BALANCE SHEET TRANSACTIONS

     We currently have no off-balance sheet transactions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses and the fair value of stock related to stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.


     While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be the most critical in understanding the judgments and estimates we use in preparing our financial statements:


     Collaborative Research and Development Revenue

     We recognize revenues relating to our collaborative research and development arrangements in accordance with the SEC's Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." Revenues under such collaborative research and development arrangements may include non-refundable license fees, milestones and research and development payments from collaborative partners.


     Where we have continuing performance obligations under the terms of a collaborative arrangement, we recognize non-refundable license fees as revenue over the specified development period during which we complete our performance obligations. When our level of effort is relatively constant over the performance period, the revenue is recognized on a straight-line basis. The determination of the performance period involves judgment on the part of our management. We have estimated that the performance period during which we will complete the development and regulatory approval of our HBV drug candidates and NM 283 will be a period of approximately six and one-half years following the effective date of the development agreement we entered into with Novartis. We are recognizing the license fee payment over this period. If this estimated performance period changes, then we will adjust the periodic revenue we are recognizing and will record the remaining unrecognized non-refundable license fees over the remaining period during which our performance obligations will be completed. Significant judgments and estimates are involved in determining the estimated development period and different assumptions could yield materially different results.



     To date, we have received $75.0 million from Novartis as a license fee for our HBV drug candidates and a $5.0 million reimbursement for reacquiring product rights from Sumitomo to develop and commercialize telbivudine in certain markets in Asia. We have included this reimbursement as part of our up-front license fee for accounting purposes because Novartis required the repurchase of these rights as a condition of entering into the development agreement with us.



     Under the terms of our stockholders' agreement, Novartis has the right to purchase, at par value of $0.001 per share, such number of shares required to maintain its percentage ownership of our voting stock in connection with certain share issuances by us. Novartis' par value purchase rights terminate upon the earlier of the date that Novartis and its affiliates own less than 19.4% of our voting stock, or the date that Novartis becomes obligated to make the additional contingent payments to substantially all of our existing stockholders under the stock purchase agreement. For more information regarding these rights, see "Relationship with Novartis -- Stockholders' Agreement -- Novartis' Stock Purchase Rights." As we grant options that are subject to this stock purchase right, the fair value of our common stock that would be issuable to Novartis, less par value, will be recorded as an adjustment of the license fee associated with the Novartis collaboration. The amount will be attributed proportionately between cumulative revenue recognized through that date and remaining deferred revenue. The amount attributed to recognized revenue will be recorded as negative revenue in the period in which the shares of common stock become issuable with the remaining amount attributed as a reduction of deferred revenue. This Novartis common stock subscription right included options to purchase up to 1,399,106 shares of our common stock that are covered by our 1998 equity incentive plan. In the year ended December 31, 2003 and the three months ended March 31, 2004, we granted options to purchase up to 575,890 and 586,500 shares of common stock, respectively which are subject to Novartis' common stock subscription rights. If and when these options are exercised, this would have resulted in the issuance in total of approximately 1,343,000 contingently issuable shares of common stock to Novartis, provided the common stock subscription right had not been terminated prior to the date the options are exercised and Novartis' ownership percentage has not changed. To date, we have issued 50 shares of our common stock to Novartis as a result of the exercise of stock options to which the Novartis common stock subscription rights relate. The fair value of these contingently issuable shares was determined to be approximately $17.6 million at March 31, 2004 and has been recorded as a credit to paid-in capital and as a $0.8 million and $1.6 million reduction of revenue for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, and a $15.2 million reduction of deferred revenue at March 31, 2004. These amounts will be adjusted through the date of share issuance based upon changes in the value of our stock, changes in Novartis' percentage ownership, cancellation of such options or termination of Novartis' stock purchase rights. The granting of additional options will result in further reductions in revenue and deferred revenue in the period of grant and fluctuations in the value of our common stock will result in adjustments to revenue and deferred revenue. During the year ended December 31, 2003 and the three months ended March 31, 2004, we recognized $6.9 million and $1.0 million of the license payments from Novartis as revenue, respectively, and $65.0 million and $54.3 million was included as deferred revenue on our consolidated balance sheet at December 31, 2003 and March 31, 2004, respectively.



     In connection with the closing of this offering we expect Novartis to terminate its common stock subscription rights with respect to 1,399,106 shares of common stock that we may issue as a result of the exercise of stock options granted after May 8, 2003 pursuant to the 1998 equity incentive plan. In exchange for Novartis' termination of such right, we will issue and sell 1,100,000 shares of our common stock to Novartis for a purchase price of $0.001 per share. We expect the per share fair value of these 1,100,000 shares, which will be issued simultaneously with the closing of this offering and the concurrent private offering to Novartis, to be an amount equal to the per share initial public offering price set forth on the cover page of this prospectus. Any value in excess of the amounts previously recorded by us, including the $17.6 million recorded as of March 31, 2004, will be attributed as a reduction of revenue and a reduction of deferred revenue, and as a credit to additional paid-in capital. The issuance of these shares will remove the contingencies involved with future option grants and stock issuances under the 1998 equity incentive plan pursuant to this right, and no additional adjustments to revenue and deferred revenue would be required.



     In March 2003, we entered into a final settlement agreement with Sumitomo under which the rights to develop and commercialize telbivudine in Japan, China, South Korea and Taiwan previously granted to Sumitomo were returned to us. This agreement with Sumitomo became effective upon consummation of our collaboration with Novartis in May 2003. We repurchased these product rights for $5.0 million. The repurchase of these rights resulted in a $4.6 million reversal of revenue that we previously recognized under our original arrangements with Sumitomo. We recorded the remaining amount of $0.4 million as a reduction of deferred revenue. We have also included $4.3 million in deferred revenue on our consolidated balance sheet at March 31, 2004 representing amounts received from Sumitomo that we have not included in our revenue to date. We are required to pay an additional $5.0 million to Sumitomo upon the first commercial sale of telbivudine in Japan. This payment will be recorded first as a reduction of the remaining $4.3 million of deferred revenue, with the excess recorded as an expense. If and when we determine that we will not seek regulatory approval for telbivudine in Japan, we would have no further obligations under the settlement agreement with Sumitomo and, therefore, the $4.3 million of remaining deferred revenue would be recognized as revenue at that time.



     We recognize payments received from collaborative partners for research and development efforts that we perform or others perform on our behalf as revenue as the related costs are incurred. We recognize such revenue only if we believe that collection of these amounts is reasonably assured. This assessment involves judgment on our part. If we do not believe that collection of amounts billed, or amounts to be billed to our collaborators, is reasonably assured, then we defer revenue recognition.


     We recognize revenues from milestones related to arrangements under which we have continuing performance obligations upon achievement of the milestone if the milestone is deemed substantive. Milestones are considered substantive if all of the following conditions are met:

     - the milestone is non-refundable;

     - achievement of the milestone was not reasonably assured at the inception of the arrangement;

     - substantive effort is involved to achieve the milestone; and

     - the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone.


     Where we have no continuing involvement under a collaborative arrangement, we record non-refundable license fee revenue when we have a contractual right to receive the payment, in accordance with the terms of the license agreement, and we record milestones when we receive appropriate notification from the collaborative partner of achievement of the milestones.



     In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which we refer to as EITF No. 00-21. EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 will apply revenue arrangements entered into on or after July 1, 2003.


     Accrued Expenses


     As part of the process of preparing our financial statements, we are required to estimate accrued expenses. This process involves identifying services that third parties have performed on our behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in our financial statements. Examples of estimated accrued expenses include contract service fees, such as amounts due to clinical research organizations, professional service fees, such as attorneys and accountants and investigators in conjunction with preclinical and clinical trials, and fees paid to contract manufacturers in conjunction with the production of materials related to our drug candidates. In connection with these service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual level of services incurred by the service providers. In the event that we do not identify certain costs that have been incurred or we under- or over-estimate the level of services or the costs of such services, our reported expenses for a reporting period could be overstated or understated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services is often subject to our judgment. We also record estimates of our tax liabilities for the jurisdictions in which we operate. Determination of the tax effects involving our U.S. and foreign operations involves judgment on our part and our positions could be challenged by the tax authorities of these jurisdictions. We make these judgments based upon the facts and circumstances known to us and account for these estimates in accordance with accounting principles involving accrued expenses and income tax liabilities generally accepted in the U.S.


     Stock-Based Compensation


     In connection with the grant of stock options, we recorded as a part of stockholders' deficit an aggregate amount of $9.2 million and $0.1 million in deferred stock compensation for the years ended December 31, 2002 and 2003, respectively, and $0.3 million for the three months ended March 31, 2004. These stock options were considered compensatory because the deemed fair value of the underlying common stock was greater than the exercise price on the date of grant. The determination of the fair value of our common stock involves significant judgment on our part because our shares prior to the completion of this offering have not been publicly traded. In determining the fair value, our board of directors considered the price at which we sold shares of convertible preferred stock to investors, the purchase price per share, including the initial cash payment and the discounted present value of the subsequent contingent payments, paid by Novartis in May 2003 to acquire shares of our common stock from our existing stockholders, the development stage of our drug candidates and general economic and market conditions. We had an aggregate of $3.9 million and $3.6 million of deferred stock compensation remaining to be amortized as of December 31, 2003 and March 31, 2004, respectively. We expect to amortize deferred stock compensation related to stock options granted as of March 31, 2004 by approximately $1.5 million for the nine months ended December 31, 2004 and by approximately $1.6 million, $0.4 million and $0.1 million during the years ending December 31, 2005, 2006 and 2007, respectively. We are amortizing deferred stock compensation for employees and directors over the vesting period of the related stock options, under the provisions of Accounting Principles Board Opinion, or APB No. 25, "Accounting for Stock Issued to Employees." We are amortizing deferred stock compensation for nonemployee consultants over the vesting period of the related stock options, under the provisions of Statement of Financial Accounting Standard, or SFAS, No. 123, "Accounting for Stock Compensation." The amount of stock compensation actually recognized in future periods could decrease if unvested stock options for which accrued compensation expense has been recorded are forfeited.



     Prior to May 2003, we entered into restricted stock agreements with certain of our employees and nonemployee consultants. During the years ended December 31, 2001 and 2002, we recognized $7.3 million and $0.4 million, respectively, of stock compensation expense related to the restricted stock grants. During the year ended December 31, 2003 and the three months ended March 31, 2004, we recognized no stock compensation expense related to restricted stock grants. All stock grants to employees and nonemployee consultants under these restricted stock agreements are fully vested as of March 31, 2004.



     For purposes of our consolidated statements of operations, we have allocated stock-based compensation to expense categories based on the nature of the service provided by the recipients of the stock option and restricted stock grants. During 2004, we have continued to grant options to purchase common stock. As a result of these additional awards and the periodic changes in the fair value of our common stock, we may be required to record additional stock-based compensation in 2004 and the future.


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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



     Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to changes in U.S. interest rates. The primary objective of our investment activities is to preserve capital until it is required to fund operations. To minimize risk, we maintain our portfolio of cash and cash equivalents in operating bank accounts. Since our investments are short term in duration, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.


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                                    BUSINESS

OVERVIEW


     Idenix is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Since our inception in May 1998, our focus has been on the treatment of infections caused by HBV, HCV and HIV. We believe that our drug candidates will address substantial therapeutic limitations that exist with, currently approved therapies. Such limitations include inadequate antiviral potency, the emergence of viral strains resistant to drug therapies and patient non-compliance resulting from drug-related adverse side effects and inconvenient dosing regimens. We believe that large market opportunities exist for improved treatments that address these limitations.



     Our lead drug candidate, telbivudine, is being evaluated for the treatment of chronic hepatitis B, an inflammatory liver disease associated with chronic HBV infection. We believe that the annual worldwide market for chronic hepatitis B antivirals will exceed $1 billion by 2006. Currently, we are evaluating telbivudine in an international phase III clinical trial, which is fully enrolled with more than 1,350 patients. If the data from this phase III clinical trial are positive, we expect to submit an NDA to the FDA in late 2005 for marketing approval of telbivudine as an oral, once-a-day treatment of chronic hepatitis B. Additionally, we are screening patients with decompensated liver disease for enrollment in a second, 240-patient phase III clinical trial, to provide additional data in support of the marketing applications for telbivudine.



     While we anticipate that telbivudine will successfully treat a majority of patients with chronic hepatitis B, treatment with more than one therapeutic agent may be required to successfully treat a subset of the HBV patient population. For patients who do not experience optimal early antiviral effects with single-agent therapy, we are developing a second HBV drug candidate, valtorcitabine, which we believe may be effective in combination therapy with telbivudine. We expect to initiate a phase IIb clinical trial of the combination of valtorcitabine with telbivudine in the second half of 2004.



     Our lead hepatitis C drug candidate, NM 283, a nucleoside analog, is currently being evaluated in a phase I/II clinical trial. We believe that the annual worldwide market for chronic hepatitis C therapeutics currently exceeds $3 billion. This market is large despite significant limitations associated with the current standard of care, ribavirin in combination with interferon. We are developing NM 283 as single-agent therapy for use by patients, including liver transplant patients, for whom interferon-based treatment is not appropriate. We are also developing NM 283 as a more effective alternative to ribavirin in an interferon-based treatment combination. We expect to initiate a phase IIb clinical trial in the second half of 2004 that will allow us to evaluate the long term safety and efficacy of NM 283 alone, and in combination with interferon, in HCV patients, a majority of whom are expected to be infected with the genotype 1 strain of HCV. In the U.S., Western Europe and Japan, the genotype 1 strain of HCV accounts for more than 70% of the reported cases of hepatitis C. We believe that treatment with NM 283 alone, or in combination with interferon, will address the limitations of current therapy in treating patients infected with the genotype 1 strain of HCV.


     In addition to NM 283, we are developing a second HCV drug candidate which is also a nucleoside analog. We anticipate that this drug candidate, which is currently in late stage preclinical studies, may be used in combination with NM 283 or other drugs and, if successfully developed, could replace interferon in the combination therapy standard of care. We believe that successful development of two or more nucleoside analogs that may be used in combination with other orally administered drugs will enable us to establish a franchise in this therapeutic area by offering treatments to the broadest possible hepatitis C patient population, including those patients that cannot be treated with interferon or those for whom drug-related adverse side effects and inconvenient dosing regimens reduce compliance.

     In addition to our HBV and HCV drug candidates, we are also developing a drug candidate from the class of compounds known as NNRTIs for treatment of HIV. We estimate that the annual

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

worldwide market for existing HIV therapeutics currently exceeds $6 billion. We believe that large opportunities continue to exist for HIV drugs that address the limitations of currently approved therapies. We expect to file an IND and initiate phase I/II clinical trials in early 2005.

     Each of our clinical drug candidates has been discovered within a focused compound library of nucleosides and non-nucleosides. These classes of small molecule compounds have a proven record of success as antiviral agents and can also be used to target other infectious diseases. Our core knowledge in nucleoside chemistry has enabled us to synthesize and optimize new drug leads with significant antiviral activity. By applying our medicinal chemistry expertise to the analysis of structure-activity relationships among related compounds, we believe that we can continue to enlarge our compound library and expand our ability to identify, optimize and develop drug candidates that will be safe and potent anti-infective agents.


     In May 2003, we entered into a collaboration with Novartis relating to the worldwide development and commercialization of our drug candidates. Novartis paid us a license fee of $75 million for our lead HBV drug candidates, telbivudine and valtorcitabine, has agreed to provide full development funding for these HBV drug candidates and will make milestone payments which could total up to $35 million upon the achievement of regulatory approval milestones, as well as additional milestone payments based upon achievement of predetermined sales levels. Novartis also acquired an option to license our HCV and other drug candidates. If Novartis exercises its option to collaborate with us on NM 283, it would be required to provide full development funding and pay us up to $525 million in license fees and regulatory milestone payments, as well as additional milestone payments based upon achievement of predetermined sales levels. In April 2004, based upon the antiviral efficacy and safety results from our phase I/II clinical trial of NM 283, we notified Novartis that the $25 million milestone relating to the antiviral efficacy and safety of NM 283 had been met. This milestone was achieved when the data from the phase I/II clinical trial demonstrated for patients in the group receiving the highest dose of NM 283 a mean reduction of 1.1 log(10), or a 92% reduction, in serum viral levels of patients infected with HCV and when NM 283 was determined to be safe based upon the satisfaction of certain regulatory standards in the U.S., the U.K., France, Germany, Italy and Spain necessary to advance NM 283 into phase IIb clinical trials. With Novartis, we will co-promote or co-market in the U.S., the U.K., France, Germany, Italy and Spain all products Novartis licenses from us. Novartis has the exclusive right to promote and market these products in the rest of the world.



     Simultaneously with the collaboration described above, Novartis purchased approximately 54% of our outstanding capital stock from our stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if we achieve predetermined development milestones relating to an HCV drug candidate. Currently, Novartis and its affiliate, Novartis BioVentures, which was an existing stockholder at the time of the Novartis stock purchase, collectively own approximately 57% of our outstanding common stock.


BACKGROUND ON ANTIVIRAL THERAPY

      Overview of Viruses

     According to Datamonitor, a business information company, viral infections pose significant health, social and financial burdens across both the developed and developing worlds. Viruses are infectious agents that cannot replicate by themselves. Viral replication occurs only inside living host cells in a process that uses the host cell's energy production and protein synthesis functions. The viral life cycle can be divided into specific steps:

     - infectious virus particles bind to and enter specific cell types;

     - once inside the cell, viral genetic information, or genomes, consisting of DNA or RNA, is released and replicated;

     - viral structural proteins are synthesized by the host cell and virus assembly occurs; and
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

     - the newly created viruses exit the cell to start another cycle of infection and replication.

     Nature contains a wide range of viruses that infect specific hosts and cell types. The consequences of the interaction between the virus and the host cells and organism also vary widely, such that some viral infections are virtually asymptomatic, while others have a profound effect on host cells that leads to the manifestation of characteristic disease states.

      Advantages of Viral Polymerases as Antiviral Targets

     The nature of the viral life cycle poses a specific challenge to antiviral therapy, namely how to inhibit a process that is heavily linked to host cell activities without damaging the host cells themselves. Many pharmaceutical and biopharmaceutical companies are pursuing antiviral therapy that targets host cell enzymes, but drug toxicity remains a major drawback of this approach. An alternative approach, which has been successfully deployed in the development of many currently approved antiviral therapeutics, is to focus on the process of viral replication. Viral replication is a part of the viral life cycle that is dependent on virus-encoded rather than host cell enzymes. Targets for antiviral therapeutics include viral polymerases, the enzymes that replicate viral genetic information.

     Viruses replicate their genomes through one of three fundamental processes that require three distinct types of polymerase molecules:

     - many DNA viruses replicate their DNA genome using DNA-dependent DNA polymerases in a manner similar to host cells;

     - some RNA viruses, including HCV, replicate through a direct RNA replication process driven by a unique RNA-dependent RNA polymerase, or RdRP; or

     - a subclass of RNA viruses, retroviruses, including HIV, replicate by converting RNA templates into DNA using an RNA-dependent DNA polymerase, or reverse transcriptase.

     Certain viruses, including hepadnaviruses, of which HBV is a member, replicate by an enzyme that combines the function of reverse transcriptase and DNA-dependent DNA polymerases.

     While host cells use DNA-dependent DNA polymerases to replicate their genomes, host cells do not contain enzymes analogous to the viral reverse transcriptase or RdRP enzymes. This important distinction facilitates the design of selective inhibitors of viral replication, which recognize viral but not host cell polymerases.


     A further advantage of polymerases as antiviral targets is that they are very well defined enzymes. Researchers have elucidated the three-dimensional structures of the HIV reverse transcriptase and HCV RdRP and compared them to the structures of other viral and nonviral polymerases. Despite many overall similarities among the polymerase structures of several viruses, the architectural differences among individual viral polymerases allow the design of inhibitors that are specific to a single virus polymerase.


      Advantages of Nucleosides and Nucleoside Analogs as Antiviral Therapeutics

     Nucleosides are small, natural chemical compounds that function as the building blocks of human and viral genetic material, commonly referred to as DNA and RNA. Nucleoside analogs are synthetic compounds that are structurally similar to natural nucleosides. Each of these are small molecules that effectively target viral polymerases. Naturally occurring nucleosides are modified in cells to generate derivatives, termed nucleotides, that are utilized by polymerases as the basic building blocks of DNA and RNA genetic material. Antiviral nucleoside drugs are typically nucleoside analogs, molecules that are chemically modified versions of one of the natural nucleosides. Mimicking the role of natural nucleosides, antiviral nucleoside drugs are generally incorporated by viral polymerases into replicating viral genomes. This event impairs either the synthesis or the functionality of the resultant viral genome and therefore suppresses viral replication.

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

     As drugs, nucleosides and nucleoside analogs generally offer high selectivity, excellent potency, long duration of action, potential once-a-day oral administration and relatively straightforward scale-up and manufacture. As a result, nucleosides and nucleoside analogs are particularly well-suited for the extended treatment of chronic viral diseases.


     The benefits of nucleosides and nucleoside analogs are borne out by a proven track record of scientific, development and commercial success as antiviral treatments for hepatitis B, hepatitis C and HIV. Based upon published clinical trial results, it is estimated that approximately 90% of the nucleosides and nucleoside analogs developed as antiviral therapeutics that reach development stages beyond phase I/II clinical trials result in the submission of regulatory applications for marketing approval. In the U.S., the nucleoside analog lamivudine has largely replaced interferon as the standard of care for hepatitis B. The standard of care for the treatment of hepatitis C is a combination of ribavirin, a nucleoside analog, in combination with interferon. In addition, the standard treatment for HIV infection includes two nucleoside analogs combined with a third drug from another class to form triple combination therapy. A total of seven nucleoside analogs have been approved for the treatment of HIV.


     Resistance to Antiviral Therapy

     One major challenge that confronts the use of nucleosides as antiviral agents is the development of viral resistance. The ability of viruses to spontaneously mutate can lead to the emergence of drug-resistant viral strains during the course of treatment with less than fully suppressive antiviral therapy. This phenomenon has been particularly well documented in the HIV arena and more recently with respect to HBV. Resistance occurs because viruses continually make billions of copies of themselves, some of which will contain mutations in their genetic material. Mutations that confer a replication advantage in the presence of a suppressive antiviral drug will give rise to viral strains that are resistant or partially resistant to that antiviral drug. These viral mutants, while initially found in low amounts, will eventually become the predominant strain in an infected patient undergoing antiviral drug therapy. The emergence of resistant viral strains cannot occur if viral replication is completely shut off.

     The treatment of HIV offers an example of how resistance can be combated. The current standard of care for patients infected with HIV is a form of combination therapy referred to as highly active antiretroviral therapy, or HAART, in which patients are treated with three or more drugs that are ideally directed against different targets. A principal objective of HAART is to delay the onset of viral resistance by mounting a more potent suppression of viral replication with multiple drugs, thereby making it more difficult for a virus to generate the number of mutants required to allow it to replicate in the presence of the drugs.

     Unlike HIV, the standard treatment of hepatitis B currently involves the use of a single drug. Until 2002, there was only one nucleoside-based therapy, lamivudine, approved for the treatment of HBV. Published reports indicate that treatment with lamivudine monotherapy leads, over time, to the emergence of resistant viral strains. The longer the patient is treated, the more likely the patient is to develop resistance to the drug. The chance for resistant viral strains to emerge is directly related to the ongoing amount of viral replication. Thus, by reducing viral replication as low as possible as quickly as possible with drugs, the chance for resistant viral strains to emerge is minimized. Scientists studying the treatment of HBV-infected patients have correlated the reduction in serum viral levels in the first six months of treatment with the reduction in viral resistance in subsequent years. If the lessons learned from the treatment of HIV are applied to HBV treatment, the use of multiple drugs should help lead to maximal suppression of viral replication and significantly reduce, if not entirely prevent, the emergence of resistant virus.

     Similar to the results obtained by scientists studying HBV, HCV researchers have found that maximal suppression of serum viral levels in the first three to six months of treatment is associated with the greatest chance for successful treatment. In the case of HBV and HCV, and perhaps other

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

viruses, potent antiviral suppression may also decrease the amount of virus within a patient's blood to a level where the patient's own immune system may be capable of gaining control of the infection. Therefore, we believe that achieving maximum suppression of viral replication at an early stage in the treatment course is a key objective of any antiviral development program.

BACKGROUND ON TARGET MARKETS

     Hepatitis


     Hepatitis refers to inflammation of the liver. It can result from infection with one of seven known, distinct viruses. The most common forms are hepatitis A, hepatitis B and hepatitis C. Hepatitis A is an acute disease from which individuals typically recover and is rarely fatal. In contrast, hepatitis B and hepatitis C often become chronic progressive liver disorders, potentially leading to liver scarring, also known as cirrhosis, and death from liver failure or liver cancer. Given the lack of recognizable symptoms, acute hepatitis B and hepatitis C often go undiagnosed. Consequently, patients typically will develop chronic hepatitis B and chronic hepatitis C and often have these diseases for many years before they are diagnosed either through medical screening or through the development of symptoms of advanced chronic liver disease. Because hepatitis A is usually self-resolving, antiviral development efforts are generally directed at patients with chronic hepatitis B and chronic hepatitis C, who are at risk for progressive liver disease and death.


     Hepatitis B


     The World Health Organization, or WHO, estimates that up to 350 million people, or roughly 5 to 6% of the world's population, have chronic HBV infection. While the largest incidence of disease occurs in Asia where, according to WHO reports, more than 280 million persons are chronically infected with hepatitis B, more than 1.25 million persons in the U.S. and 3.5 million persons in Europe are reported by WHO to have chronic hepatitis B infection. In addition, WHO estimates that approximately 1 million people worldwide die annually due to HBV-related diseases, such as cirrhosis and liver cancer. This rate of mortality places chronic hepatitis B infection in the top 10 most common causes of death worldwide. Although a safe and effective vaccine is available for preventing HBV infection, it is currently not fully utilized in many parts of the world, particularly in developing nations. Additionally, HBV vaccines are not effective for treating persons who have already acquired HBV infection.



     We estimate that 50 million new hepatitis B infections occur annually worldwide. Hepatitis B is contracted by contact with the blood or other body fluids of an infected person. Frequently, children of HBV-infected mothers acquire HBV infection during birth or in early infancy. Among adults newly infected with HBV, approximately 90 to 95% develop an acute infection that resolves following the development of an immune response to the virus. However, 5 to 10% of infected adults as well as 70 to 90% of HBV-infected infants fail to clear the virus and consequently develop a chronic HBV infection. Up to 40% of persons with chronic HBV infection may eventually develop underlying liver disease. Studies have indicated that treatment would be of benefit to more than 30% of the patients in the U.S. and Europe who have chronic hepatitis B infection. Currently, it is estimated that not more than 50% of the patients who would be suited for treatment are diagnosed as being chronically infected with HBV.



     Initial HBV infection is characterized by the appearance of several HBV-specific markers detectable in a patient's blood. These markers include hepatitis B surface antigen, or HBsAg, hepatitis B e antigen, or HBeAg, and high levels of HBV DNA reflecting the presence of numerous HBV viral particles in the blood. Chronic HBV is defined as HBV infection persisting for greater than six months. Chronic HBV infection is usually diagnosed through the repeated detection of HBsAg in a patient's blood. Chronic hepatitis B refers to the chronic inflammatory liver disease which develops in some persons who have chronic HBV infection.


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


     The liver disease progression in chronically HBV-infected persons varies, depending on when and how effectively that patient's immune system initiates a response against the infection. HBV infection by itself results in minimal damage to infected liver cells. Rather, most liver damage appears to be due to the patient's immune response to HBV infection, which results in immune-mediated killing of cells harboring HBV. Killing of liver cells releases liver-derived enzymes into the bloodstream, most notably alanine aminotrasferase, or ALT, and aspartate aminotransferase, or AST, which are detected at elevated levels in the blood of patients with viral hepatitis and are the markers most often utilized for monitoring disease activity in hepatitis patients. The liver inflammation caused by the immune system response to HBV infection, when persisting over long periods of time, may result in progressive scarring of the liver, leading to liver failure or liver cancer.



     In some persons with chronic hepatitis B, the HBV infection can spontaneously abate, even after years of chronic infection, through a process called e-seroconversion, in which the levels of HBeAg in a patient's blood become undetectable, antibodies to HBeAg become detectable, and serum viral levels, reflected by serum HBV DNA levels, drop markedly to persistently lower levels. One of the principal goals of antiviral therapy for hepatitis B is to inhibit HBV replication as a means to accelerate or induce this e-seroconversion process, subsequently leading to a reduction in liver inflammation. Most patients who achieve the clinical milestone of e-seroconversion maintain this response, with persistently improved serum ALT levels and evidence of reduced liver inflammation in follow-up liver biopsies even after discontinuation of antiviral therapy. Even patients treated with effective antiviral therapies who fail to achieve e-seroconversion can nonetheless experience reduced liver inflammation in response to antiviral therapy, as long as the patient's HBV serum viral levels remain suppressed with continued therapy and serum ALT levels remain normal or near normal. Therefore, common endpoints for clinical studies of treatment for chronic hepatitis B include e-seroconversion, improvements in liver inflammation, and normalized ALT levels in the blood, together with assessment of HBV DNA levels in blood over time.



     Lamivudine, currently marketed by GlaxoSmithKline plc and available worldwide, including Asia, Europe and North America, was commercially introduced as the first nucleoside-based antiviral therapy for the treatment of chronic hepatitis B. Lamivudine, which has largely replaced interferon as the standard of care for hepatitis B, has become the most widely prescribed treatment for hepatitis B. Although lamivudine is orally administered as a once-a-day therapy and is generally well-tolerated by patients, significant limitations of the effectiveness of the drug exist. Patients with chronic HBV infection will commonly have as many as 100 million to one billion copies of HBV in each milliliter of blood. We refer to the measurement of virus in the blood in this prospectus as copies/ml. Based upon published studies, lamivudine can be expected to reduce HBV serum viral levels by 3 to 4 log(10), or 1,000 to 10,000-fold, in the first year of treatment, which leaves an average patient with 10,000 to 100,000 copies/ml of HBV. Published reports indicate that between 34 to 48% of patients treated with lamivudine have undetectable serum viral levels and 41 to 72% of such patients demonstrate normalization of liver enzyme levels after 12 months of treatment. Such levels of residual virus in the presence of lamivudine therapy have been correlated with frequent emergence of viral resistance. Based on published studies, development of viral mutations associated with resistance to lamivudine appears in 16 to 32% of patients during the first year of lamivudine treatment and cumulatively increases to more than 50% of patients after three years of treatment. After the emergence of lamivudine-resistant HBV infection, serum viral levels and ALT levels usually increase over time, frequently returning to pre-treatment levels. We believe that some physicians and patients are choosing to limit or defer lamivudine treatment due to the limited degree of viral suppression experienced by some patients and the subsequent frequent emergence of viral resistance.



     A second drug, adefovir dipivoxil, was commercially introduced by Gilead Sciences, Inc. for the treatment of chronic hepatitis B in the U.S. in 2002 and more recently in some countries in Europe and Asia. This nucleotide analog offers an improved resistance profile compared to lamivudine and is also effective against lamivudine-resistant HBV. The initial clinical outcomes of patients being


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treated with adefovir dipivoxil appear to be less favorable than lamivudine with respect to rates of e-seroconversion and ALT normalization after one year. At present, adefovir dipivoxil is prescribed mostly for patients previously treated with lamivudine, presumably because they have developed lamivudine-resistant virus. The clinical benefit of adefovir dipivoxil, however, is limited by the need to use less than optimal doses of the drug to avoid renal toxicity.



     We believe that the annual worldwide market for chronic hepatitis B antivirals will exceed $1 billion by 2006. Treatment is currently being prescribed for less than 2% of the population in the U.S. and Europe with chronic hepatitis B. We expect that the market will expand with the availability of a greater number of safe and effective drugs for the treatment of chronic hepatitis B, the intensification of treatment with simultaneous use of multiple drugs for a single patient and an increased number of patients seeking treatment for hepatitis B based upon heightened patient and prescriber awareness of available safe and effective treatment options.


      Hepatitis C


     Chronic hepatitis C is a chronic inflammatory liver disease associated with chronic HCV infection and is the leading cause of liver failure requiring liver transplantation in the U.S. and Europe. According to the WHO, approximately 170 million people, or roughly 2.7% of the world's population, are chronically infected with HCV. The Center for Disease Control, or CDC, estimates that more than 2.7 million people in the U.S. have chronic HCV infection and that 10,000 patients die annually in the U.S. from complications resulting from this infection. Published reports indicate that the prevalence of cirrhosis and the incidence of its complications, including hepatocellular carcinoma and liver related deaths, will increase dramatically over the next 10 to 20 years.


     It has been estimated that 3 to 4 million new HCV infections occur worldwide annually. The CDC estimates that approximately 25,000 new cases of HCV infection occur each year in the U.S. The CDC also estimates that 75 to 85% of individuals become chronically infected following exposure to HCV. HCV infection is contracted by contact with the blood or other body fluids of an infected person and is usually associated with a slow but progressive chronic liver disease, which results in death of functional liver cells, cirrhosis and occasionally, liver cancer. In industrialized countries, chronic HCV infection accounts for 40% of end-stage cirrhosis, 60% of liver cancer and 30% of liver transplants, all of which are direct consequences of the continued presence of chronic HCV infection in the liver over a number of years.

     There are at least six basic genotypes of HCV, with more than 100 subtypes, which vary in prevalence in different regions of the world. In the U.S., Western Europe and Japan, the genotype 1 strain of HCV is the predominant genotype, responsible for more than 70% of the reported cases of hepatitis C. The genotype 1 strain of HCV is significantly less responsive than genotypes 2 or 3, the two other most common genotypes of HCV, to the current standard therapy of interferon in combination with ribavirin. Large-scale clinical trials have shown that less than half of hepatitis C patients infected with the genotype 1 strain of HCV will experience successful responses to the current standard of therapy, while over 70% of patients with the genotype 2 or genotype 3 strain of HCV are likely to experience successful responses to current therapy. Therefore, an important goal for new HCV therapies is improved effectiveness against the genotype 1 strain of HCV.


     Significant limitations of current interferon-based therapies also include the inability to use interferon in several important subgroups of hepatitis C patients, including those with advanced hepatitis C with signs of liver insufficiency related to decompensated cirrhosis and patients with various concurrent medical conditions. Because patients with advanced liver disease often cannot be treated safely with the combination of interferon and ribavirin, and because this subgroup of hepatitis C patients is expected to increase substantially in the near future, there is a critical need for new therapies that can be used in patients with HCV-related cirrhosis and signs of advanced liver disease. Additionally, there is a need for new types of anti-HCV therapy that can be used to prevent HCV reinfection in patients with HCV-related liver failure who undergo liver transplantation. Currently,


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after liver transplantation, nearly all such patients become reinfected with HCV and some experience rapidly progressive HCV-related damage to their transplanted livers.



     In addition to contra-indications for use in some patient groups, both interferon and ribavirin have significant adverse side effects that reduce patient tolerability and compliance and render current therapy problematic in patients with a variety of common, concomitant medical conditions. Greater than 50% of the patients receiving interferon experience influenza-like symptoms and, as interferon treatment progresses, many patients may experience other severe and potentially dose-limiting side effects such as fatigue, weight loss, emotional instability and depression. Frequently, interferon dosage must be reduced and may need to be discontinued in some patients because of severe side effects. Ribavirin can induce anemia and can be problematic for patients with pre-existing anemia, bone marrow suppression or renal failure. Ribavirin-induced anemia may cause deterioration in cardiac function and treatment with ribavirin may cause life threatening side effects in patients with a history of cardiac disease. Additionally, for certain patients, treatment with ribavirin has been associated with the occurrence of significant psychiatric events which may necessitate discontinuation of therapy.


     The mechanisms by which HCV evades immune responses and establishes a chronic infection remain uncertain. As an RNA virus, HCV exhibits a high rate of mutation. Recent evidence suggests that mutation within the viral sequences recognized by the host immune system may help HCV circumvent immune control. There is also evidence to suggest that HCV might directly suppress the immune response, an activity likely mediated through HCV proteins. The high rate of HCV mutation appears to be an important obstacle to the development of an effective vaccine against HCV infection. Without an effective vaccine, new cases of chronic hepatitis C will continue to emerge in the U.S. and other countries, for the foreseeable future.


     We believe that the annual worldwide market for hepatitis C therapeutics currently exceeds $3 billion and may exceed $5 billion by 2005. An increase in the size of the hepatitis C therapeutic market is expected to result from the availability of convenient, better tolerated and more effective drugs for the treatment of the disease. Superior therapeutic options are anticipated to result in improved clinical outcomes and increased patient and prescriber awareness of better treatment options which will lead to more people receiving treatment.


     HIV


     HIV infection is the retrovirus infection that results in the acquired immune deficiency syndrome, or AIDS. HIV infection is generally recognized as one of the world's most serious health problems. According to The Joint United Nations Programme on HIV/AIDS, an estimated 40 million people worldwide are infected with HIV and in 2003 alone there were approximately three million deaths worldwide attributable to AIDS. Over 20 million people have died from AIDS since the epidemic began. The CDC estimates indicate that, cumulatively, through December 2002, there have been more than 885,000 AIDS cases diagnosed in the U.S., including more than 500,000 AIDS-related deaths. HIV-infected patients are monitored by two key parameters, the number of CD4+ T-cells in the blood, an indicator of the body's immune function, and serum viral levels. The goal of antiviral treatment is to keep the serum viral levels as low as possible for as long as possible, through the use of combination therapy, such as highly active antiretroviral therapy. The first drugs to prove effective against HIV infection were nucleoside analogs directed at the viral reverse transcriptase enzyme. Because of its high spontaneous mutation rate, HIV is especially prone to the development of resistance to a single therapeutic agent. Accordingly, for HIV infection the standard of care evolved from monotherapy, or treatment with a single antiviral agent, to dual therapy and finally to the use of three- or four-drug combination regimens to maximally suppress HIV replication. These more aggressive treatment strategies have resulted in significant improvements in rates of morbidity and mortality for patients with HIV infection, and in acceptance of reductions in serum viral levels as a surrogate marker for clinical benefit by regulatory authorities.


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

     Despite the extraordinary success seen with antiretroviral drugs, the currently approved treatments still have significant limitations. Patients must strictly adhere to complex therapeutic regimens for treatment of both HIV infection and opportunistic infections that may arise as a consequence of immunosuppression associated with AIDS. Many of the currently approved drugs interact pharmacologically and toxicity is common. As a result, it is estimated that up to 40% of HIV patients do not fully comply with their therapeutic regimen. Even brief instances of noncompliance with strict drug dosing regimens associated with these combination therapies may reduce the effectiveness of therapy and can accelerate the emergence of viral resistance. Recognizing that patients experienced difficulties adhering to these demanding therapeutic regimens and that treatment was causing some patients to develop resistance relatively early in their disease process, new guidelines now emphasize postponing treatment to limit the opportunity for resistance development due to problems with drug compliance. Nevertheless, the goals of drug development for HIV are to find agents that are active against resistant strains and to develop drugs with a convenient dosing regimen.

     We estimate that the worldwide therapeutic market for HIV infection currently exceeds $6 billion annually.

     Evolving Treatment Strategies for Viral Infections, including Hepatitis and HIV

     The lessons learned from the treatment of HIV, specifically the improved antiviral response achieved with the progression of treatment standards from monotherapy to two-drug combinations to triple therapy, are potentially relevant to the treatment of chronic viral hepatitis as well as other chronic viral infections. Resistant viruses emerge when there is inadequate control of viral replication. The key to avoiding resistance is more effective suppression of viral replication, which can potentially be achieved with the development of better individual therapeutic agents and/or with combination treatment regimens. A lesson of similar importance is that toxicities can lead to either intolerance or poor compliance, resulting in drug failure. Thus, the goal of developing therapeutic regimens that are more potent must be balanced with factors such as drug tolerance and patient acceptability. The significant but still limited benefits of currently available therapeutic interventions for chronic viral hepatitis and HIV infections are well documented and the need to pursue more effective strategies is clear.

IDENIX SOLUTION

     Realizing the need for antiviral therapies which offer significant improvements over currently approved treatments, we are utilizing a focused compound library of nucleosides and non-nucleosides, as well as our expertise in the field of nucleoside chemistry, to develop drug candidates for use in monotherapy or in combination therapy for the treatment of viral and other infectious diseases. We believe that our drug candidates will be more effective and as safe as or safer than currently available therapies for hepatitis B, hepatitis C and HIV infection.

     Idenix, together with scientists at the CNRS and the University of Cagliari, has discovered drug candidates for hepatitis B, hepatitis C and HIV from a focused compound library. Substantially all of the compounds in this library have been synthesized for the purpose of targeting the viral polymerase involved in the viral replication cycle. Since polymerases are essential to the replication of most infectious agents, including other viruses, bacteria and fungi, we believe that we will be able to extend our experience with the polymerase enzyme and utilize this library to discover and develop therapeutic agents for the treatment of a wide variety of infectious diseases for which there is a significant unmet medical need.


     We have assembled a management and scientific team which we believe has the expertise and experience necessary to discover, develop and commercialize our drug candidates. Our team includes leading experts in antiviral research and development with significant experience successfully discovering, developing and commercializing antiviral drug candidates. Working within


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

major pharmaceutical companies and major academic institutions prior to joining Idenix, members of our team were substantively involved in the development and approval of nine antiviral treatments, the creation of more than $1 billion in product license revenue and the management of greater than $2 billion in annual anti-infective sales.

     We also have two scientific advisory boards that offer advice to us regarding our drug discovery, development and commercialization efforts. The members of our scientific advisory boards include recognized experts in the fields of hepatitis and HIV therapeutics.


     Since our inception in 1998, we have advanced a number of drug candidates into clinical trials, including one drug candidate currently in a phase III clinical trial, two drug candidates currently in phase I/II clinical trials that we expect to advance to phase IIb clinical trials in the second half of 2004, two drug candidates that we expect to enter into phase I/II clinical trials in early 2005 and multiple additional drug candidates that are in preclinical studies.


IDENIX STRATEGY

     Our goal is to become a leader in the discovery, development and commercialization of drugs for the treatment of viral and other infectious diseases. To achieve this goal we are:

     Targeting diseases in large and growing markets with unmet medical needs.

     We are targeting our drug discovery and development efforts at large therapeutic markets which are expected to grow substantially. Many existing patients could benefit from, but do not seek or receive, treatment for their chronic infections due, in part, to the limitations of currently approved therapies. We believe that the introduction of new therapies that are easily administered, are more effective and have fewer adverse side effects will substantially increase demand. In addition, as an increasing number of patients and physicians become aware of the availability of better treatment options, we believe that more frequent diagnosis of infections will occur and patients and physicians may initiate treatments at earlier stages than is the current practice. Lastly, we believe antiviral markets will grow as treatment regimens expand from single agents to include combinations of two or more therapeutic agents.


     Creating a leading franchise in markets such as hepatitis B and hepatitis C by developing multiple first or best in class products which are expected to become the standard of care.



     Our goal is to attain leading market positions in selected therapeutic areas by developing first or best in class products that are expected to become the standard of care. We are utilizing our focused library of nucleosides and non-nucleosides as well as our biology and nucleoside chemistry expertise to develop multiple therapeutic agents for the treatment of HBV and HCV. Recognizing that current treatment of chronic infections frequently requires multiple drugs, we are focusing on potent, oral, once-a-day conveniently-dosed drug candidates which may be used individually or in proprietary combinations.


     Maximizing value through our collaboration with Novartis.

     By entering into a broad collaboration with Novartis, we are implementing our strategy of maximizing product value by utilizing the commercial, manufacturing and clinical strengths of a leading pharmaceutical company while simultaneously retaining significant development and commercialization rights for each of our drug candidates. For licensed drug candidates, the Novartis collaboration enables us to significantly reduce the cost to us associated with late stage product development and commercialization while retaining the right to co-promote or co-market in the U.S., the U.K., France, Germany, Italy and Spain. We expect to benefit from the experience and infrastructure of our collaborator in areas of the world, including Asia, where our access to product distribution channels would be costly and difficult for us to independently obtain.

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

     Building upon our drug discovery capabilities to sustain a pipeline of drug candidates.

     As evidenced by our pipeline of drug candidates for the treatment of chronic hepatitis B, chronic hepatitis C and HIV, we believe that we have the capability to discover additional drug candidates for the treatment of a wide range of viral and other infectious diseases. This capability stems from the know-how and expertise of our scientists, who have substantial experience applying their medicinal and biological expertise to the creation or modification of chemical compounds which inhibit specific enzymes that are involved in the replication of DNA and RNA genomes. We are building upon this knowledge and library as we identify other attractive therapeutic markets, including the antibacterial market. We believe these other therapeutic markets have significant growth potential and can be served by the development of new drug candidates that have attributes similar to those we are developing for the treatment of chronic hepatitis B, chronic hepatitis C and HIV infection.

OUR DRUG CANDIDATES

     Each of our current clinical drug candidates is a nucleoside or nucleoside analog which is intended to have significant competitive advantages in one or more therapeutic areas, such as safety, efficacy, resistance profile or convenience of dosing, compared to currently approved treatments. These classes of small molecule compounds have a proven record of success as antiviral agents and can also be used to target other infectious diseases. We have discovered and are developing nucleosides and nucleoside analogs which are selective and specific, may be administered orally once-a-day, and which we believe may be used in combination with other therapeutic agents to improve clinical benefits.

     The following table summarizes key information regarding our pipeline:


                            DRUG                CURRENT STAGE               NEXT EXPECTED
  INDICATION             CANDIDATES            OF DEVELOPMENT                 MILESTONE
  ----------             ----------            --------------               -------------
       HBV       telbivudine (L-nucleoside)  phase III             one year results (second half of
                                                                   2005)
       HBV       valtorcitabine              phase I/II            begin phase IIb (second half of
                 (L-nucleoside)                                    2004)
       HCV       NM 283 (Nucleoside analog)  phase I/II            begin phase IIb (second half of
                                                                   2004)
       HCV       NV-08B (Nucleoside analog)  late preclinical      begin phase I/II (early 2005)
       HIV       NV-05A (NNRTI)              preclinical           begin phase I/II (early 2005)


     Each of our clinical trials is being conducted under INDs which have been filed with the FDA. We expect that the anticipated clinical trials of our other drug candidates will also be conducted under INDs filed with the FDA.

     Hepatitis B Program

     Telbivudine


     We are developing telbivudine as a once-a-day, orally administered treatment for chronic hepatitis B. Telbivudine is an L-nucleoside which has the same chemical makeup as one of the cell's naturally produced nucleosides, deoxythymidine. Telbivudine is intended to inhibit HBV replication and thereby reduce a patient's serum viral levels and permit normalization of liver enzymes, to the point where injury to the liver is minimized or preferably to the point where the patient's immune system regains control of the infection.



     Based upon preclinical and clinical data available to date and assuming that we obtain regulatory approval, we believe that physicians may prescribe telbivudine as the best course of treatment for patients who are diagnosed with chronic hepatitis B and that telbivudine will be well-


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

suited for the treatment of chronic HBV infection as a result of the following demonstrated and expected characteristics:

     - animal toxicity study results predict a favorable safety profile in patients;

     - telbivudine is readily absorbed from the gastrointestinal tract and has a pharmacokinetic profile that allows for once-a-day oral administration;


     - telbivudine has been well-tolerated by patients in clinical trials to date and has not resulted in any significant drug-related adverse side effects; and


     - telbivudine produces rapid and marked suppression of HBV replication in patients with chronic hepatitis B.


     Telbivudine acts specifically against HBV infection, suppressing viral replication by modifying the natural conformation of the emerging new viral DNA strands. The characteristic HBV double-stranded DNA genome is replicated by the viral polymerase in distinct steps: a first strand of DNA is synthesized by reverse transcription of an RNA template and this DNA is then copied to produce the second strand of DNA. We believe that telbivudine acts by preferentially inhibiting the synthesis of the second strand of viral DNA. In contrast, lamivudine acts primarily on the synthesis of the first strand of viral DNA. The first-strand synthesis is more prone to spontaneous mutation than the subsequent second-strand synthesis, which may contribute to the emergence of resistant viruses for drugs that act mainly on first-strand synthesis. While the superior clinical potency of telbivudine remains the primary reason for expecting a reduced occurrence of HBV resistance, we believe that this unique mechanism of action may contribute by extending the time until, and reducing the rate at which, viruses resistant to telbivudine may emerge.



     Phase III Clinical Trials. In March 2003, we initiated a two-year international phase III clinical trial, which will compare telbivudine to lamivudine, currently the leading therapy for hepatitis B. As of April 2004, this clinical trial was fully enrolled with more than 1,350 patients who had not been treated previously for chronic hepatitis B or chronic HBV infection. Key entry criteria included adults with evidence of chronic hepatitis B by clinical history and on liver biopsy, elevated liver enzyme levels and a minimum of one million copies/ml of HBV, no signs of advanced liver disease, no prior treatment with lamivudine or adefovir dipivoxil and no co-infection with HCV or HIV.



     The primary efficacy endpoint for this phase III clinical trial is a composite endpoint which we refer to as the therapeutic response. This therapeutic response is defined as viral suppression to less than 100,000 copies/ml of HBV and either loss of e-antigen or liver enzyme normalization. The chosen level of HBV suppression, 100,000 copies/ml, corresponds to the level of HBV suppression recommended by the American Association for the Study of Liver Diseases, a leading U.S. professional society in the field of liver diseases. We believe that the data from this clinical trial will be extensive enough to fully support statistical analysis regarding the treatment benefits of telbivudine compared to lamivudine. We expect the treatment of more than 1,350 patients will create a sample size that is large enough for us to have a 90% probability of determining if telbivudine is more effective or at least as effective as lamivudine in treating patients with chronic hepatitis B.



     This clinical trial is being conducted at approximately 135 clinical sites in 20 countries in North America, Europe and Asia. The study design of this pivotal clinical trial, including the primary and secondary efficacy endpoints, was discussed with and agreed to by key regulatory agencies, including the FDA. This clinical trial compares a regimen of 600 mg of telbivudine orally administered once a day to a regimen of 100 mg of lamivudine orally administered once a day. We anticipate that the one-year results from this clinical trial will be the cornerstone of our worldwide marketing applications, which we currently expect to initiate with an FDA submission in late 2005.



     Currently, we are screening patients for enrollment in a second international phase III clinical trial which will compare telbivudine to lamivudine in patients who exhibit signs of liver failure due to advanced hepatitis B. The preliminary results of this 240 patient phase III clinical trial will be submitted as part of our worldwide marketing applications.


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


     Phase IIb Clinical Trial. In May 2003, we completed a 52-week international phase IIb clinical trial of telbivudine that showed significantly better results for telbivudine, as compared to lamivudine in this same clinical trial. This randomized, double-blind clinical trial was designed to determine the antiviral effect of four telbivudine-containing treatment regimens, compared to standard lamivudine therapy. The clinical trial was conducted at 16 sites in the U.S., Canada, France, Hong Kong and Singapore. A total of 104 treatment-naive patients were enrolled and randomly allocated to one of five treatment groups.


     - telbivudine as monotherapy in 400 mg doses;

     - telbivudine as monotherapy in 600 mg doses;


     - telbivudine in 400 mg doses in combination therapy with lamivudine in 100 mg doses;



     - telbivudine in 600 mg doses in combination therapy with lamivudine in 100 mg doses; and



     - lamivudine as monotherapy in 100 mg doses.



     The primary endpoint for the phase IIb clinical trial was reduction in the level of HBV in blood serum. We assessed the overall magnitude of the reduction of serum viral levels and determined the percentage of patients with undetectable serum viral levels. Additionally, we examined other disease parameters among treated patients that may be predictive of long-term clinical outcome. These parameters include the normalization of liver enzyme levels and e-seroconversion rates. Finally, key objectives of the clinical trial were to confirm the telbivudine dose to be used in the phase III clinical trials and to evaluate further the safety of telbivudine.



     We used a factorial design to develop the protocol for the phase IIb clinical trial. Such a design allowed us to combine the data for each of the two different doses in each of the treatment regimens containing telbivudine monotherapy and combination therapy. The statistical analysis plan for the clinical trial required that the two telbivudine monotherapy arms be aggregated to compare these monotherapy results to the two telbivudine and lamivudine combination arms. Similarly, the two telbivudine 400 mg dose arms were aggregated to compare results to those for the aggregated telbivudine 600 mg dose arms and to the lamivudine monotherapy arm. This factorial approach to study design and data analysis allows statistical comparisons with a relatively small treatment group and is scientifically and statistically sound as long as the effect of dose and the effect of combination versus monotherapy are found to be independent, which was shown to be the case in our trial. The table below summarizes data from this phase IIb clinical trial:



                                                             TELBIVUDINE IN
                                                            COMBINATION WITH
                 ENDPOINT                    TELBIVUDINE       LAMIVUDINE       LAMIVUDINE
                 --------                    -----------    ----------------    ----------
Number of patients.........................       44                41              19
Mean reduction in HBV serum viral
  levels(log(10))..........................      6.0*              6.0*            4.6
Patients below detectable levels(%)........       61*               49              32
Patients achieving ALT normalization(%)....       86*               78              63
Patients achieving e-seroconversion(%).....       33                17              28
Patients with viral breakthrough(%)........        5                12              21


---------------

* Statistically significant difference (p<0.05) vs. lamivudine monotherapy

     The data from this clinical trial show that there was significant improvement in viral suppression in the patients who received treatment with telbivudine, either as monotherapy or in combination with lamivudine, compared to patients who received only lamivudine. The viral reduction experienced by patients receiving a treatment with telbivudine was 1.4 log(10), or 25 times, better than the viral reduction observed in patients treated with lamivudine monotherapy. In addition, nearly twice the percentage of patients treated with telbivudine monotherapy experienced reduction of serum viral

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

levels to below the detection limit of the assay used in the reference laboratory, compared with those patients treated with lamivudine monotherapy. In this clinical trial, a very sensitive assay utilizing polymerase chain reaction methods was used to detect HBV serum viral levels.

     The median reductions in HBV serum viral levels, in log(10) copies/ml, were as follows:


     - telbivudine 400 mg per day, 6.4 log(10) reduction;



     - telbivudine 600 mg per day, 6.1 log(10) reduction;



     - telbivudine 400 mg per day in combination with lamivudine 100 mg per day,
       6.4 log(10) reduction;



     - telbivudine 600 mg per day in combination with lamivudine 100 mg per day,
       6.0 log(10) reduction; and



     - lamivudine 100 mg per day, 4.7 log(10) reduction.



     We have also analyzed the data from this phase IIb clinical trial according to the primary composite endpoint in our phase III clinical trial described above, which we refer to as the therapeutic response. The therapeutic response for patients treated with telbivudine monotherapy in this phase IIb clinical trial was 82%, versus an observed therapeutic response of 58% for patients treated with lamivudine in this phase IIb clinical trial. These observations support the comparison of telbivudine versus lamivudine in our phase III clinical trial. In the phase IIb clinical trial, at the 400 mg and 600 mg dose levels of telbivudine, no advantage was demonstrated for the combination of lamivudine and telbivudine as compared to telbivudine monotherapy.


     Phase I/II Clinical Trial. Our first clinical trial of telbivudine was designed as a phase I/II dose-finding clinical trial in patients with chronic hepatitis B. This clinical trial design allowed us to rapidly gain information on the safety and antiviral activity for a sequential and increasing range of telbivudine doses. We also measured the amount of telbivudine in each patient's blood to determine if these levels correlated with the amount of drug the patient received and with the activity and safety results for each dose level. In each dose group of seven patients, one patient received a placebo as a control. The length of drug treatment for each dose group was 28 days and each patient continued to be tested for three more months after stopping drug treatment. The original clinical trial tested four dose levels, 25 mg through 200 mg, given once a day. We later added two higher dose groups, 400 mg and 800 mg, to ensure that we had adequately determined the target dose range for subsequent telbivudine clinical trials.

     The key results of this phase I/II clinical trial were as follows:

     - telbivudine blood levels increased directly in proportion to the dose administered, up to and including the 800 mg dose level, indicating that this antiviral drug candidate is well-absorbed in humans.

     - The safety profile in patients indicated that the drug was very well-tolerated. There were no serious side effects, as determined by international regulations, nor were there any dose-related or dose-limiting side effects.


     - The potency of telbivudine was determined by measuring changes in the quantitative levels of HBV DNA in the blood throughout the course of the study. After 28 days of treatment, patients receiving the 400 or 800 mg doses had reductions from their baseline serum viral levels of three to four log(10), corresponding to 1,000 to 10,000-fold reductions over the four-week treatment period. Even the lowest dose tested showed almost a two log(10), or 100-fold, reduction in serum viral levels after only one week of dosing. The HBV serum viral level reductions observed with 28 days of telbivudine treatment with both the 400 and 800 mg doses, were substantially better than reductions reported at 28 days in separate clinical trials of lamivudine and adefovir dipivoxil, as well as other investigational anti-HBV agents, including entecavir and emtricitabine, or FTC.


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

     Valtorcitabine


     We are developing valtorcitabine for use as a fixed dose combination therapy with telbivudine for treatment of patients who are in need of more intensive antiviral treatment to control their chronic HBV infection than that which is achieved by single-agent therapy. The active antiviral component of valtorcitabine is LdC. LdC is an L-nucleoside that has the same chemical structure as deoxycytidine, a naturally occurring nucleoside. In the unmodified state, LdC is poorly absorbed from the gastrointestinal tract. We developed valtorcitabine, a prodrug of LdC, to significantly increase the levels of LdC in the blood.



     Phase I/II Clinical Trial. Currently, we are conducting a phase I/II clinical trial of valtorcitabine in Asia under FDA and local regulatory authorizations. Similar in design to our earlier clinical trials of telbivudine, this phase I/II clinical trial of valtorcitabine is evaluating the safety and antiviral activity of valtorcitabine in adult patients with chronic hepatitis B over a 28 day treatment period with a three month follow-up period after stopping drug treatment. We are measuring treatment responses as reductions in the HBV serum viral level during the 28 day treatment period. To date, based upon experience with more than 40 patients, valtorcitabine has been well tolerated and no significant adverse side effects have been reported.



     Our phase I/II clinical evaluation of valtorcitabine has consisted of two parts. The first part sequentially investigated four escalating doses of a divaline ester form of valtorcitabine. The dose levels began at 50 mg and increased to 400 mg, taken orally once a day. At each dosing level, six patients received the divaline ester form of valtorcitabine and one patient received a placebo as a control. At each dosing level, antiviral effects were demonstrated with greater antiviral effects being observed with each increasing dose of the divaline ester form of valtorcitabine. Among patients treated with the 400 mg dose of the divaline ester form valtorcitabine, the highest dosing level of the divaline ester form evaluated, the mean reduction in serum viral levels at end of the 28 day treatment period was 1.6 log(10) copies/ml, which equates to an approximately 98% reduction in the level of virus circulating in patients' blood during the short treatment period utilized in this phase I/II clinical trial.



     After initiating the first part of the phase I/II clinical evaluation of valtorcitabine, we found that the long term storage characteristics of the monovaline form of valtorcitabine were substantially better than the storage characteristics of the divaline ester form. As a result, we initiated a second part of the phase I/II clinical trial to evaluate the safety and antiviral activity of the monovaline form of valtorcitabine. This second part sequentially investigated three dosing levels of the monovaline ester form of valtorcitabine specifically, 300, 600 and 900 mg taken orally once a day, over a 28 day treatment period with a three month follow-up period after stopping drug treatment. Similar to the results shown with the divaline form, the monovaline form of valtorcitabine was well tolerated by patients with no observed safety issues, and dose related antiviral effects were demonstrated. The mean serum viral level reduction among patients treated once a day with 900 mg of the monovaline form of valtorcitabine was 3.0 log(10) copies/ml, a 1,000-fold, or 99.9%, reduction in serum viral level, after 28 days of treatment. This degree of antiviral effect, while less than the 3.5 to 3.8 log(10) serum viral level reductions observed after 28 days of treatment with optimal doses of telbivudine, nonetheless comprises a substantial viral load reduction for hepatitis B patients. The antiviral activity demonstrated by valtorcitabine in this phase I/II clinical trial compares favorably with serum viral level reductions of 1.8 to 2.8 log(10) copies/ml reported with four weeks' treatment with adefovir dipivoxil or lamivudine. Due to the marked antiviral activity and satisfactory safety observed at the 900 mg dose level with valtorcitabine, we have added to the phase I/II clinical trial a patient group that is receiving 1,200 mg orally once a day of the monovaline form of valtorcitabine. We are investigating this dose level to determine whether greater antiviral effects can be safely achieved with doses of valtorcitabine higher than those evaluated to date.


     Our preclinical mechanism of action studies indicate that valtorcitabine inhibits HBV replication primarily by inhibiting the synthesis of the first strand of viral DNA. In contrast, telbivudine exhibits a very distinctive mechanism of action, preferentially inhibiting the synthesis of the second strand of HBV DNA. We believe that these complementary mechanisms of action will enhance the efficacy of the combination of telbivudine and valtorcitabine. Additionally, based upon the results of our in vitro resistance studies we believe that the combination of telbivudine and valtorcitabine is likely to behave differently from that of telbivudine and lamivudine. We believe that this result is attributable to the different chemical structures of lamivudine and valtorcitabine. As a result, we believe that telbivudine and valtorcitabine will work effectively as combination therapy in patients and will be more efficacious than the results achieved in our phase IIb clinical trial with the combination of telbivudine and lamivudine.


     In collaboration with external scientists, we have conducted several preclinical studies that suggest an increase in HBV antiviral activity for the combination of telbivudine and valtorcitabine, compared to either agent alone, in both cell-based assays as well as in woodchucks chronically infected with woodchuck hepatitis virus, a predictive animal model of the human infection. These studies further suggested that the combination of telbivudine and valtorcitabine was more active than the combination of telbivudine and lamivudine. Perhaps the most compelling evidence comes from a recent three-month woodchuck study, where the combination of telbivudine and valtorcitabine resulted in a more marked suppression of serum viral levels than did monotherapy with either drug or lamivudine, or the combination of telbivudine and lamivudine. The marked serum viral level reduction in the animals treated with the combination of telbivudine and valtorcitabine resulted in an undetectable level of virus in all five treated animals at the end of the treatment period. This result was not achieved with any other cohort. In addition, no obvious evidence of toxicity was observed in this study. These results, together with the expected safety profile of both telbivudine and valtorcitabine as individual agents and in combination, support the further development of the combination of telbivudine and valtorcitabine. We expect to include these results in regulatory submissions for telbivudine with a goal of expeditiously advancing the clinical development of telbivudine as monotherapy and in combination with valtorcitabine.



     Based upon the results demonstrated from the completed dosing groups in the phase I/II clinical trial and the results demonstrated in the preclinical studies, we currently expect to commence a phase IIb clinical trial of valtorcitabine in combination with telbivudine in hepatitis B patients in the second half of 2004. In the phase IIb and phase III clinical trials, we plan to investigate this drug combination in patients who may not achieve optimal early serum viral level reductions with single-agent therapy.


     Hepatitis C Program

     Similar to our HBV program, our HCV program is focused on the development of drug candidates which, as single agents or in combination, are expected to offer the convenience of oral therapy together with significant improvements in safety, efficacy and resistance when compared to currently approved therapies. We are focusing our efforts on the discovery of drug candidates that we anticipate will be active against various strains of HCV, including the genotype 1 strain of HCV, which is responsible for more than 70% of the cases of hepatitis C reported in the U.S., Western Europe and Japan.


     We believe that we have discovered and identified the critical chemical elements of nucleoside analogs necessary to inhibit viral RNA polymerase-mediated replication of HCV. In preclinical studies, we compared a number of compounds from a class of nucleoside analogs to effects observed with another synthetic nucleoside, ribavirin, which is used as a component of the current standard of care for the treatment of hepatitis C. In these tests, multiple compounds from our class of nucleoside analogs inhibited the action of several viral RNA-dependent RNA polymerases with greater antiviral potency and less toxicity to the host cell than ribavirin. Given that our selected compounds are active against multiple RNA viruses and target the highly conserved RNA-dependent RNA polymerase enzyme, we believe these compounds will be active against all HCV genotypes, including the genotype 1 strain of HCV.

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     NM 283.  Similar to the phase I/II clinical trials we conducted to evaluate our HBV compounds, our first clinical trial of NM 283 in hepatitis C patients is designed as a sequential investigation of escalating dose levels, which began at 50 mg and increased to 800 mg taken orally once a day. In all dose groups, 10 patients received the prescribed dose of NM 283 and two patients received a placebo as a control. We have conducted this phase I/II clinical trial at six clinical centers in the U.S. The target population is HCV patients chronically infected with the genotype 1 strain of HCV. The genotype 1 strain of HCV is the most refractory genotype to the current standard therapy, interferon in combination with ribavirin. Results from patient groups which have completed treatment to date indicate significant dose-related antiviral activity and a satisfactory safety profile for NM 283 in hepatitis C patients.



     To date, a total of 82 HCV patients chronically infected with the genotype 1 strain of HCV, comprising seven dose groups, have completed treatment in this phase I/II clinical trial. This includes 68 patients treated with various doses of NM 283 and 14 patients treated with placebo. Among the enrolled patients treated with NM 283, 87% had previously failed to respond to interferon-based therapies. Results from the seven completed dosing groups demonstrate dose-related antiviral activity for NM 283 in hepatitis C patients. The patient groups that had the highest overall dose exposure to NM 283 achieved mean HCV serum viral level reduction of 1.1 log(10) copies/ml, or a 92% reduction, during the 15 day treatment period. In this highest cumulative dose group, all ten of the NM 283-treated patients experienced substantial viral responses to NM 283 treatment. Reductions in HCV serum viral levels ranged in the nine individual patients, from 0.7 log(10) to 1.9 log(10) copies/ml, or a 79 to 99% reduction, during the 15 day treatment period. Nine of the ten patients in this highest exposure dose group had previously failed to respond to interferon based therapies. This response to NM 283 treatment exceeds the average serum viral reduction of 0.3 log(10) copies/ml per week observed in hepatitis C patients who experience a substantial response to treatment with interferon in combination with ribavirin. A final treatment group is currently ongoing in this phase I/II clinical trial in which patients will receive 800 mg of NM 283 orally once a day over a 15 day treatment period.



     Overall patient tolerance of NM 283 has been good in the phase I/II clinical trial, with no serious or treatment-limiting side effects observed to date. All protocol compliant patients have satisfactorily completed the treatment and follow-up periods in this clinical trial.



     A preclinical study of NM 283 was completed using nonhuman primates chronically infected with human genotype 1 strain of HCV. The study results demonstrated antiviral activity for NM 283 in this primate model. The infected primates exhibited a one log(10), or 10-fold, reduction in serum viral levels within one week with the highest dose of NM 283 evaluated. The genotype 1 strain of HCV was chosen as the target virus for this proof-of-concept clinical trial in primates because it is the HCV genotype that is most refractory to current therapies. However, we anticipate that NM 283 and other agents from our lead class of compounds will be active against all HCV genotypes.


     Results from other preclinical studies indicate that NM 283 exhibits synergistic antiviral activity when tested in combination with interferon in the model RNA virus systems used in our laboratory. Also, in laboratory assessments related to potential viral resistance to our compounds, we have found that drug-resistant viral strains emerge relatively slowly to NM 283. Such viral mutants appear to have reduced replication capacity, and were found to be about 30-fold more sensitive to interferon. Together, these two supplemental laboratory observations suggest that combination treatment with NM 283 and interferon has the potential to produce enhanced antiviral effects while minimizing the development of viral resistance to treatment with NM 283.


     Based upon the success of our preclinical studies, including the chronic toxicology studies completed to date, the progress in the NM 283 phase I/II clinical trial to date and the anticipated success of a limited clinical trial required to assess any potential for pharmacokinetic interaction between NM 283 and interferon, we expect to commence in the second half of 2004 a phase IIb clinical trial of NM 283 to evaluate the long term safety and antiviral efficacy of NM 283 alone and in


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combination with interferon. We anticipate that a majority of patients who will enroll in this phase IIb clinical trial will be infected with the genotype 1 strain of HCV.



     NV-08B. We recently identified another nucleoside analog for clinical development as our second HCV drug candidate. This compound comes from a structurally different series and, similar to NM 283, appears to be more potent and less cytotoxic than ribavirin in laboratory studies. NV-08B has an additive antiviral effect when combined in vitro with NM 283. We believe, based upon preliminary data, that NV-08B will be both safe and potent as a monotherapy and could be used as part of a combination treatment regimen, which may include NM
283. We expect to complete our preclinical studies of NV-08B and a select group of nucleoside analogs and commence a phase I/II clinical trial of NV-08B in early 2005.


     HIV Program

     Two of the viral enzymes that are required for HIV to replicate are the protease enzyme and the reverse transcriptase enzyme. There are several classes of drugs that inhibit these two enzymes, including NNRTIs, nucleoside reverse transcriptase inhibitors and protease inhibitors. We are focused on the viral polymerase, in this case, reverse transcriptase. Based on screening our nucleoside, nucleoside analog and non-nucleoside libraries, we have identified a series of non-nucleoside inhibitors of reverse transcriptase. Nucleoside and nucleoside analog inhibitors of reverse transcriptase act at the active site of the enzyme in a manner similar to that described for telbivudine, valtorcitabine and NM 283. NNRTIs act at a conserved binding site outside the active site and apparently alter the conformation of the enzyme in a detrimental way. These compounds are specific for their conserved binding site on reverse transcriptase, and therefore do not inhibit human or other viral polymerases. Marketed NNRTIs, efavirenz and nevirapine, have shortfalls in that they are associated with unwanted side effects. Efavirenz in particular selects mutants which provide resistance to both marketed NNRTIs. A compound which can be administered orally, which does not have significant drug interactions, has a safety or resistance profile superior to currently marketed NNRTIs, or which is less likely to select for resistance during therapy, would fill a significant medical need in HIV therapy.

     NV-05A. We have selected our drug candidate, NV-05A, an NNRTI, based on its characteristics of antiviral potency, lack of cross-resistance and superior pharmacological profile to currently approved NNRTIs. We expect to file an IND for this drug candidate and to enter a phase I/II clinical trial in early 2005.

DRUG DISCOVERY

     We have successfully advanced three drug candidates into human clinical trials based on our deep understanding of virology and nucleoside chemistry. We have a highly developed set of skills in compound generation, target selection, screening and lead optimization and pharmacology and preclinical development. All of these capabilities have been collected and optimized for the discovery and development of anti-viral drug candidates.


     Our Scientists. Our staff of 75 scientists is engaged in drug discovery and preclinical drug development in laboratory facilities located in Cambridge, Massachusetts, Montpellier, France and Cagliari, Italy. These scientists have expertise in the areas of nucleoside/nucleotide chemistry, molecular virology, and pharmacology and our scientists have substantial experience in applying this expertise to the discovery and development of nucleoside and non-nucleoside compounds which target the viral polymerase enzyme and the viral replication cycle. Pursuant to arrangements we have entered into with each of the University of Cagliari in Italy and CNRS and University of Montpellier in France, our scientists in Italy and certain of our scientists in France occupy premises at these universities where they have access to well-equipped laboratories and other resources required to conduct most research activities. The work of our Idenix staff scientists is supplemented by research and development activities of independent third-party chemists located principally in


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Montpellier, France and independent third-party biologists specialized in antiviral drug research activities located principally in Cagliari, Italy. Pursuant to the arrangements we and Novartis have with CNRS, the University of Montpellier and the University of Cagliari, we and Novartis have rights to access certain results of the work of these groups of independent scientists. For a further description of these arrangements, see "-- Patents and Licenses."


     Focused Compound Library. Our focused library contains a diverse set of structures which have been synthesized for the principal purpose of targeting and inhibiting viral DNA and RNA polymerases. These structures consist of various nucleosides, nucleoside analogs, selected non-nucleosides and other small molecule compounds. Our nucleoside and nucleoside analog library contains both D- and L- compounds. D-nucleosides have a configuration similar to the chemical compounds that are the natural building blocks of DNA and RNA. L-nucleosides have structures that are the mirror image of D-nucleoside structures. L-nucleosides and L-nucleoside analogs are a class of therapeutic agents that have safety and potency profiles that may be better than the D-nucleoside analogs which are currently prescribed. For instance, lamivudine is an L-nucleoside that demonstrates antiviral activity coupled with an excellent safety profile.

     Target Selection. We focus on viral diseases representing large and growing market opportunities with significant unmet medical needs. Our selection of a particular therapeutic target within those viral diseases takes into consideration the experience and expertise of our scientific management team and the likelihood that our proprietary nucleoside, nucleoside analog and non-nucleoside libraries will yield a small molecule lead. The final selection is based on the probability of being able to generate a robust medicinal chemistry structure-activity relationships analysis to assist lead optimization and secure relevant intellectual property rights.

     Screening and Lead Optimization. We believe that our efficiency in selecting a lead chemical structure from our focused library distinguishes us from our competitors. Our ability to discover multiple compounds with antiviral activity, as exemplified by our HBV and HCV drug candidates, enhances early progress toward lead optimization.

     The initial testing and proof of concept is accomplished through the use of directed but diverse cell-based and biochemical assays. Cell-based assays are used to analyze a drug candidate's activity in an environment similar to the environment within which the drug will act in the infected host. These cell-based assays also help us to assess the cytotoxicity of drug candidates and the ability to penetrate host cell membranes. This information, together with information our scientists gather on the metabolic profile of a compound, is highly valuable both when selection among lead candidates is necessary and also in later stages of development. Secondary assays of normal host cell functions are also used early in the discovery process to identify unwanted toxicities.

     The conventional high-throughput screening employed at most major pharmaceutical companies typically relies upon the ability to screen millions of diverse synthetic compounds against purified enzymes in in vitro biochemical assays. These screening efforts require tremendous technology and manpower resources, yet have led to the development of very few antiviral products that are currently approved. Problems encountered with this approach include very low overall hit rates and considerable effort to eliminate the false hits caused by impurities, chemically active compounds or irrelevant mechanisms of inhibition. The hits that emerge from in vitro screens are often not "drug-like" molecules for a variety of reasons, including an inability to permeate cells and instability. Converting these hits into molecules that are more drug-like in character is often difficult. We believe our screening and lead optimization processes are more streamlined than those of most of our competitors.

     Pharmacology and Preclinical Development. Once we have identified lead compounds, they are tested using in vitro and in vivo pharmacology studies and in vivo animal models of antiviral efficacy. Using in vitro studies, our scientists are able to ascertain the relevance of intracellular activation, metabolism and protein binding. The in vivo pharmacokinetic studies identify the percentage of oral bioavailability and whole body metabolism of the compound. The animal model
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provides data on the efficacy of the compound and firmly establishes a proof of concept in a biologically relevant system.

COLLABORATIONS

     In May 2003, we entered into a collaboration with Novartis with respect to the worldwide development and commercialization of our drug candidates. Novartis acquired an exclusive license to our lead HBV drug candidates and an option to obtain an exclusive license to our HCV and other drug candidates.

     Novartis paid us a license fee of $75 million for our lead HBV drug candidates, has agreed to provide full development funding for these HBV drug candidates and will make milestone payments which could total up to $35 million upon the achievement of regulatory approval milestones, as well as additional milestone payments based upon achievement of predetermined sales levels.


     If Novartis exercises the option to acquire an exclusive license to NM 283 it would be required to pay us up to $525 million in license fees and regulatory milestone payments relating to NM 283, as well as additional milestone payments based upon achievement of predetermined sales levels. Novartis would be required to provide funding for development expenses for NM 283, and, if NM 283 fails to obtain resulting approval in the U.S., a replacement HCV drug candidate it chooses to license from us, up to a predetermined maximum for such replacement HCV drug candidate. Any development expense payments for this replacement HCV drug candidate would be credited against the first sales milestone payment payable by Novartis to us for our initial HCV product. In April 2004, based upon the antiviral efficacy and safety results from our phase I/II clinical trial of NM 283, we notified Novartis that the $25 million milestone relating to the antiviral efficacy and safety of NM 283 had been met. This milestone was achieved when the data from the phase I/II clinical trial demonstrated for patients in the group receiving the highest dose of NM 283 a mean reduction of
1.1 log(10), or a 92% reduction, in serum viral levels of patients infected with HCV and when NM 283 was determined to be safe based upon the satisfaction of Novartis also has the option to obtain an exclusive license to other drug candidates we develop and to certain drug candidates we license in from third parties. Novartis would be primarily responsible for the development expenses for any other drug candidate for which it exercises its option.



     With Novartis, we will co-promote or co-market in the U.S., the U.K., France, Germany, Italy and Spain all products Novartis licenses from us. Novartis has the exclusive right to promote and market these products in the rest of the world. We will share equally with Novartis the net benefit of product sales in the countries in which we co-promote or co-market products within three years after the product launch in the respective country. In other countries, we will sell the licensed products to Novartis under the terms of the supply agreement.


     We also received the right under certain circumstances to develop and commercialize an antiviral compound which Novartis may license to us.

     Simultaneously with the collaboration described above, Novartis purchased approximately 54% of our outstanding capital stock from our stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if we achieve predetermined development milestones with respect to an HCV drug candidate. Currently, Novartis, and its affiliate, Novartis BioVentures, which was an existing stockholder at the time of the Novartis stock purchase, collectively own approximately 57% of our outstanding common stock. Novartis BioVentures did not participate in the stock purchase transaction.

     For a more detailed description of the development agreement, see "Relationship with Novartis -- Development, License and Commercialization Agreement."


     Prior to entering into our collaboration with Novartis, we had entered into collaboration agreements with Sumitomo relating to the development and commercialization of telbivudine in Japan, China, including Hong Kong and Macau, Taiwan and South Korea. Additionally, we had

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granted to Sumitomo an option to collaborate with us on the development and commercialization of our other HBV drug candidates, including valtorcitabine, and a right of first refusal relating to the development and commercialization of our HCV drug candidates in Japan, China, Taiwan and South Korea. In 2003, we paid Sumitomo $5.0 million to reacquire the rights to telbivudine and terminated rights Sumitomo held to our other drug candidates, including valtorcitabine. In connection with this arrangement, we remain obligated to pay Sumitomo $5.0 million if and when the first commercial sale of telbivudine occurs in Japan. This agreement with Sumitomo became effective upon consummation of our collaboration with Novartis in May 2003.


MANUFACTURING


     We have developed the capacity to synthesize compounds in quantities ranging from milligrams to metric tons. Our medicinal bench chemists focus on small-scale synthesis that leads to the discovery of new nucleoside analogs and the analysis of structure-activity relationships for each identified compound series. In addition, these scientists aim to design efficient synthetic routes suitable for process chemistry scale up to the level of one-kilogram batches of the lead molecule. This material supports key preclinical studies, including proof of principle studies in animal models, early pharmacokinetic assays, initial toxicology studies and formulation development. The process chemistry facility we maintain in Cambridge, Massachusetts allows us to accelerate these key studies. This facility also allows us to provide non-cGMP materials in quantities up to one kilogram to support early toxicological studies and the initial development of formulations. These formulations could then be manufactured using current good manufacturing practices, or cGMP, material. We also contract with third parties, including Novartis, for the synthesis of material used in our toxicology studies and for formulation development.


     We contract with third parties, including Novartis, for the synthesis of cGMP material used in our clinical trials. To reduce costs and preserve manufacturing proprietary rights, we provide these manufacturers with only the required portion of the synthetic method and a sufficient quantity of the starting or intermediate material to prepare the quantity and quality of material necessary for the conduct of our clinical trials and related nonclinical toxicology studies. We currently rely upon a number of third-party manufacturers for the supply of our drug candidates in bulk quantities.


     We have selected manufacturers that we believe comply with cGMP and other regulatory standards. We are establishing a quality control and quality assurance program, including a set of standard operating procedures, analytical methods and specifications, designed to ensure that our drug candidates are manufactured in accordance with cGMP and other domestic and foreign regulations.


     All of the materials that we require for manufacture of telbivudine are currently available from more than one qualified source. The process used for the manufacture of telbivudine is robust and has been repeated by different manufacturers on a multiple kilogram scale. We are currently pursuing the same result with respect to the other drug candidates we currently have in clinical development.


     We rely upon Novartis as well as other third-party manufacturers for the dosage form of our drug candidates. We do not expect to internally manufacture material for our clinical trials or undertake the commercial-scale manufacture of our drug products. Accordingly, we are discussing with our suppliers and other third-party manufacturers the long-term supply and manufacture of these and other drug candidates we may develop.


SALES AND MARKETING

     We intend to establish our own sales and marketing capabilities to coincide with the regulatory approval of telbivudine. In accordance with the arrangements set forth in our development agreement with Novartis, we will co-promote or co-market with Novartis in the U.S., the U.K., France, Germany, Italy and Spain our HBV products and other products Novartis subsequently licenses from us.

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     In the U.S. and Western Europe, approximately 90% of patients receiving antiviral therapy for hepatitis B and/or hepatitis C are treated by medical specialists in the areas of gastroenterology, hepatology or infectious diseases. Historically, substantial market penetration has been achieved through sales and marketing efforts directed toward these three medical specialties. By using a specialized sales force, and offering treatments with substantial clinical benefits over other marketed products, we believe that we will achieve significant rates of market penetration at reasonable cost. We expect to utilize this specialized sales force in the U.S., the U.K., France, Germany, Italy and Spain for the co-promotion and co-marketing and sale of all hepatitis drug candidates that we may successfully develop.

     Under our arrangement with Novartis, Novartis is responsible for the marketing, distribution and sale of telbivudine and valtorcitabine, as well as other products which Novartis licenses from us, in markets outside of the U.S., the U.K., France, Germany, Italy and Spain.

PATENTS AND LICENSES

     Our policy is to pursue patents and to otherwise endeavor to protect our technology, inventions and improvements that are commercially important to the development of our business. We also rely upon trade secrets that may be important to the development of our business.


     Hepatitis B Patent Portfolio and Licenses



     Our hepatitis B patent portfolio was initiated with two provisional applications filed on the use of telbivudine, LdC, and generically valtorcitabine, for the treatment of hepatitis B in the U.S. in August 1998 and April 1999. Subsequent U.S. patent applications were filed in 1999 and 2001 with four patents issuing in 2002 and 2003 for the treatment of hepatitis B. Such patents, which expire in 2019, are set forth below:



     - U.S. Patent No. 6,395,716 entitled "(LOGO)-L-2'-Deoxy-Nucleosides for the Treatment of Hepatitis B";



     - U.S. Patent No. 6,569,837 entitled "(LOGO)-L-2'-Deoxy Pyrimidine Nucleosides for the Treatment of Hepatitis B";



     - U.S. Patent No. 6,444,652 entitled "(LOGO)-L-2'-Deoxy-Nucleosides for the Treatment of Hepatitis B"; and



     - U.S. Patent No. 6,566,344, entitled "(LOGO)-L-2'-Deoxy-Nucleosides for the Treatment of Hepatitis B".



     An international patent application was filed in 1999 under the Patent Cooperation Treaty, and subsequently corresponding patent applications were filed regionally in Europe as well as nationally in 11 foreign countries. The patents are co-owned by us, CNRS and University of Montpellier, and under an agreement with these entities described herein, we have the exclusive right to exploit the technology. Our lead hepatitis B drug candidate, telbivudine, and the biologically active form of valtorcitabine, LdC, were known compounds at the time scientists at the CNRS and University of Montpellier discovered that they are effective for the treatment of HBV-infected patients. Accordingly, we will not obtain claims directed to the composition of matter of telbivudine or LdC. We have, however, obtained patent claims directed to the method of treatment of HBV-infected patients with telbivudine and the biologically active LdC in the U.S. We will attempt to obtain similar patent claims directed to the use of telbivudine and the biologically active LdC outside of the U.S.



     In June 2000, a provisional application was filed on valtorcitabine and its use to treat hepatitis B in the U.S., and a subsequent U.S. patent application was filed in 2001. This application was recently allowed by the U.S. Patent Office and we expect a patent to issue shortly. This patent will expire in 2021. An international patent application was filed in 2001 under the Patent Cooperation Treaty, and subsequently, corresponding patent applications were filed regionally in Europe, Eurasia, the African Regional Industrial Property Office, or ARIPO, and the Organisation Africaine de la

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Propriete, Intellectuelle, or OAPI, as well as nationally in 20 foreign countries. Eurasia is a patent convention made up of a number of Asian countries, including China. Corresponding applications also were filed directly in 13 additional foreign countries. Since valtorcitabine, a prodrug of LdC, is a new compound, we will attempt to obtain patent claims covering the compound itself as well as patent claims directed to the use of the compound to treat HBV-infected patients.



     In June 1998, we entered into the UAB license agreement with UABRF, pursuant to which we were granted an exclusive license to the rights that the 1998 licensors have to a 1995 U.S. patent application and corresponding patent applications in Europe, Canada, Japan and Australia that cover the use of certain synthetic nucleosides for the treatment of hepatitis B. In January 2004, UABRF notified us that it believes that the claims of these patent applications can be amended in a manner that would enable the 1998 licensors to prosecute and obtain broad patent claims that would generally cover the method of using telbivudine to treat hepatitis B and, consequently, cover the use of telbivudine to treat hepatitis B.



     We disagree that the 1995 patent application or corresponding foreign applications provide an adequate basis for the issuance of a valid and enforceable patent claim covering the use of telbivudine to treat hepatitis B. It is possible, however, that we could be wrong and the 1998 licensors will obtain such patent claims. If the 1998 licensors pursue such patent claims, we believe that they will assert that the UAB license agreement covers our telbivudine technology and that we are obligated to make payments to the 1998 licensors in the amounts and manner specified in the license agreement. Such amounts include payments in the aggregate amount of $1.3 million due upon achievement of regulatory milestones, a 6% royalty on annual sales up to $50 million and a 3% royalty on annual sales greater than $50 million made by us or an affiliate of ours. Additionally, if we sublicense our rights to any entity other than one which holds or controls at least 50% of our capital stock, or if Novartis's ownership interest in us declines below 50% of our outstanding shares of capital stock, we could be obligated to pay to UABRF 30% of all royalties received by us from sales by the sublicensee of telbivudine and 20% of all fees, milestone payments and other cash consideration we receive from the sublicensee with respect to telbivudine. All disputes under the UAB license agreement are required to be settled by binding arbitration, and the 1998 licensors are precluded from bringing any lawsuits that raise these issues.



     If the 1998 licensors amend the patent claims of the pending 1995 patent application and corresponding foreign patent applications, we believe that they will assert a claim to 20% of the $75 million license fee we received in May 2003 in connection with the license of our hepatitis B drug candidates to Novartis. If UABRF asserts such a claim, we intend to dispute it. Under the terms of the license agreement, the dispute would be resolved by a panel of arbitrators if we are unable to reach agreement with UABRF after a period of negotiation and mediation.



     UABRF, acting for the 1998 licensors, may attempt to terminate the UAB license agreement or render the license to us non-exclusive if we fail to perform our material obligations under the UAB license agreement. We do not believe that we are in default of any of the material obligations to which we are subject under the UAB license agreement. Any attempt to terminate the agreement would be subject to binding arbitration. In the event UABRF is successful in terminating the license agreement as a result of a breach by us after a period of arbitration, and the 1998 licensors obtain a valid enforceable claim that generally covers the use of telbivudine to treat HBV, it would be necessary for us to obtain another license from the 1998 licensors. Such license may not be available to us on reasonable terms, on an exclusive basis or at all. This could materially adversely affect or preclude our ability to commercialize telbivudine.



     If the 1998 licensors were instead to render the UAB license agreement to us non-exclusive, we would not be prohibited from using telbivudine to treat hepatitis B, but a non-exclusive license could be granted to one or more of our competitors by one or more of the 1998 licensors. In the event that the 1998 licensors exclusively or nonexclusively license any claims covering the use of


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telbivudine to treat hepatitis B to a competitor, we believe that such a competitor would have to overcome substantial legal and commercial hurdles to successfully commercialize the product. For example, we have already obtained four U.S. patents covering the use of telbivudine to treat hepatitis B, which we believe a competitor would infringe if it sought to commercialize telbivudine. Our patent applications are also pending in Europe, Australia, Canada, and Japan, as well as numerous other countries. Additionally, since we are the first company that is taking telbivudine through clinical trials, we expect to benefit from a five year period of commercialization exclusivity in the U.S. that is granted by the FDA during which it will refuse to grant marketing approval to any competitor to sell telbivudine for the treatment of hepatitis B. We may also receive regulatory exclusivity periods in Europe and in other countries.



     If it is determined that the UAB license agreement between us and UABRF does cover our use of telbivudine to treat hepatitis B, or we must otherwise rely upon a license agreement granted by the 1998 licensors to commercialize telbivudine, we may be in breach of certain of the representations and warranties we made to Novartis under the development agreement and the stock purchase agreement. For a further description see "Relationship with Novartis -- Indemnification".



     Hepatitis C Patent Portfolio



     Our hepatitis C patent portfolio was initiated in May 2000 with one provisional U.S. patent application directed to the treatment of hepatitis C with nucleoside analogs. Additional U.S. provisional applications were filed in May 2000 and April 2001 directed generally to the treatment of flaviviruses and pestiviruses with the same compounds. Two U.S. patent applications corresponding to these two sets of provisional applications were filed in May 2001 in the U.S. These applications, which cover the use of NM 107 and its prodrugs to treat hepatitis C have been allowed by the U.S. Patent Office and we expect these patent applications to issue shortly. The patents will expire in 2021. Two international patent applications were filed in 2001 under the Patent Cooperation Treaty, and subsequently corresponding patent applications were filed regionally in Europe, Eurasia, ARIPO and OAPI, as well as nationally in 20 foreign countries. Corresponding applications for the two sets of applications were also each filed directly in 13 additional foreign countries. We co-own these filings with the University of Cagliari, which has exclusively licensed its interest to us, as discussed herein. The patent applications cover the use of NM 107 and NM 618 specifically, and NM 283 and NV-08B generically, to treat hepatitis C and other flaviviridae infections. NM 283 is a prodrug of the biologically active molecule NM 107.


     In June 2002 and April 2003, three U.S. provisional patent applications were filed directed to the use of prodrugs of branched nucleosides to treat hepatitis C and other flaviviridae infections. These applications generically and specifically describe NM 283 as well as NV-08B and their use to treat these infections. In June 2003, three U.S. patent applications were filed, claiming priority to the provisional applications. If issued, these patents will expire in 2023. Also in June 2003, three international patent applications were filed under the Patent Cooperation Treaty, and corresponding applications were filed directly in 12 additional countries. NM 107 was a known compound at the time of the discovery of its activity against HCV. As a result, we will not obtain composition of matter claims for these compounds, but instead will attempt to obtain patent claims directed to the method of treatment of HCV-infected patients with these drug candidates. Since we believe that NM 283 is a new compound, we will attempt to obtain patent claims covering the compound itself as well as patent claims directed to the use of NM 283 to treat HCV-infected patients.


     Our hepatitis C preclinical candidate, NV-08B is a prodrug of the biologically active molecule NM 618. NM 618 was a known compound at the time that the patent applications covering the use of this active form of NV-08B to treat hepatitis C were filed. As a result, we cannot obtain patent protection on NM 618. We will pursue patent protection on the method of using NM 618 in medical therapy for the treatment of hepatitis C.


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


     In May 2004, we and our chief executive officer, Dr. Sommadossi, entered into a settlement agreement with UAB and UABRF resolving a dispute regarding ownership of inventions and discoveries, including inventions and discoveries relating to our hepatitis C drug candidates, that were made by Dr. Sommadossi during the period from November 1999 to November 2002. For a further description of this settlement agreement, please see "Business -- Legal Proceedings."



     HIV Patent Portfolio



     Our HIV patent portfolio covering our non-nucleoside reverse transcriptase inhibitor candidate, NV-05A, is based on a U.S. provisional application filed in 2001, which was filed as a U.S. patent application in 2002. This application, if issued, will expire in 2022. An international patent application was filed in 2002 under the Patent Cooperation Treaty, and subsequently corresponding patent applications were filed regionally in Europe and nationally in three foreign countries. Corresponding applications also were filed directly in four additional foreign countries. A further provisional application was filed in 2002, directed to prodrugs of our non-nucleoside reverse transcriptase inhibitor candidate. A U.S. patent application was filed in 2003, and the patent, if issued, will expire in 2023. An international patent application was filed in 2003 under the Patent Cooperation Treaty and directly in one other country. These applications are co-owned by us with the University of Cagliari, which has exclusively licensed its rights to us. We are seeking patent protection on NV-05A, as well as patent protection on a method to treat HIV with this compound.



     We hold exclusive licenses from TherapX and Dr. Raymond Schinazi to one U.S. issued patent, U.S. Patent No. 5,750,493 entitled "Method to Improve the Biological and Antiviral Activity of Protease Inhibitors", and five associated non-U.S. patent filings expiring on or before 2016 that cover a method of using roxythromycin, a generic compound, to enhance the antiviral activity of protease inhibitors.


     CNRS and the University of Montpellier


     In May 2003, we and Novartis entered into an amended and restated agreement with CNRS and the University of Montpellier pursuant to which we work in collaboration with scientists from CNRS and the University of Montpellier to discover and develop technologies relating to antiviral substances. This agreement amended and restated an agreement that our subsidiary, Idenix SARL, the University of Montpellier and CNRS had originally entered into in January 1999. We are responsible for certain costs of the joint research project. Under the terms of the agreement, we are obligated to make payments to the University of Montpellier for use of the facilities, certain improvements to the facilities and for supplies consumed in connection with research activities. During the years ended December 31, 2001, 2002 and 2003, we incurred expenses of approximately $174,000, $191,000 and $216,000, respectively, in connection with this agreement. Through the current term of the agreement that expires in December 2006, we anticipate making future payments in the approximate amount of $1,014,000 to the University of Montpellier for these expenses. Under this agreement, which is governed by the laws of France, products and patents obtained as a result of work done under the agreement are owned jointly by us, CNRS and the University of Montpellier. We or, if we and Novartis agree, Novartis, on our behalf, have the right to file, prosecute, maintain and defend the jointly owned patents. We have a right of first refusal if either CNRS or the University of Montpellier decides to dispose of all or part of its co-ownership of the jointly owned patents. We also have been granted the exclusive worldwide right to exploit the products and patents obtained as a result of the collaborative agreement. We may exercise this right through one or more third parties, which will include Novartis to the extent it licenses these products. In exchange for the product license, we must provide a fixed royalty to CNRS and the University of Montpellier on worldwide sales of products developed as a result of this collaborative research, for the duration of the commercial sales. Prior to the marketing of any such products, we must sign an agreement specifying the conditions for making these royalty payments. Although the collaborative research and license agreement expires in December 2006, it can be renewed with the consent of all parties. To the extent we breach our obligations under the agreement, Novartis may elect to cure such breach


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

and if it does so, it will become entitled to the rights we have under the agreement. In the event of termination, the rights to exploit the products and patents obtained as a result of the agreement will continue.

     University of Cagliari


     We have entered into two agreements with the University of Cagliari, the co-owner of the patent applications covering our hepatitis C drug candidates and our NNRTI HIV drug candidate. One agreement covers our cooperative research program and the other agreement is an exclusive license under these patent applications to develop and sell the jointly created HCV and HIV drug candidates. Both the cooperative research agreement and the license agreement are governed by the laws of Italy, and disputes are to be settled by a court in Milan, Italy. Our subsidiary, Idenix SARL, entered into the cooperative agreement with the University of Cagliari in January 1999. This agreement was amended in April 2002 and May 2003. Idenix SARL entered into the license agreement with the University of Cagliari in December 2002. The license agreement was subsequently amended in April 2002 and in May 2003. In May 2003, Novartis became a party to each of these agreements. Under the terms of the cooperative agreement, we are obligated to make payments to the University of Cagliari for use of the facilities and for supplies consumed in connection with the research activities. During the years ended December 31, 2001, 2002 and 2003, we incurred expenses of approximately $135,000, $172,000 and $315,000, respectively, in connection with this agreement. Through the current term of the agreement that expires in January 2006, we anticipate making future payments in the approximate amount of $751,000 to the University of Cagliari for these expenses.



     Under the cooperative research agreement, we are responsible for certain costs of the joint research project. Products and patents we obtain as a result of the cooperative agreement are owned jointly by the University of Cagliari and us. We or, if we and Novartis agree, Novartis, on our behalf, have the right to file, prosecute, maintain and defend the jointly owned patents. We have been granted exclusive worldwide rights to use and license the results of research obtained from the collaborative research for the term of agreement. We may exercise this right through one or more third parties, which will include Novartis to the extent it licenses these products. In exchange for the product license, we must provide a fixed royalty payment to the University of Cagliari on worldwide sales of products developed as a result of this cooperative research, for the duration of the commercial sales derived from the products. The University of Cagliari has also granted to us a right of first refusal to obtain a license to antiviral research that falls outside the scope of the cooperative agreement. The cooperative research agreement expires in January 2007 and can be renewed for an additional four years with the written consent of both parties. If the cooperative research agreement is terminated, our exclusive right to use the research results will also terminate, unless those rights are also granted under a separate license agreement, as has been done with respect to patent applications covering our HCV drug candidates and our NNRTI HIV drug candidate. To the extent that we breach our obligations arising under this agreement, Novartis may elect to cure such breach and if it does so, it will become entitled to the rights we have under the agreement.



     Under the terms of the license agreement with the University of Cagliari, we have the exclusive worldwide right to make, use and sell our HCV drug candidates and our NNRTI candidate for the treatment of HIV and the right to sublicense any of those rights. Under the terms of the agreement, we assume the costs and responsibility for filing, prosecuting, maintaining and defending the jointly owned patents. We must provide a fixed royalty payment to the University of Cagliari on worldwide sales of these drug products in accordance with the terms of the agreement. The license agreement terminates at the expiration of all royalty payment obligations, unless terminated earlier by us, by the mutual agreement of the parties, or by a material breach of the terms of the agreement. To the extent that we breach our obligations arising under this agreement, Novartis may elect to cure such breach and if it does so, it will become entitled to the rights we have under the agreement.


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

      Microbiologica


     In May 2003, our subsidiary, Idenix Cayman, entered into an agreement with Microbiologica Quimica E Farmaceutica Ltda., or Microbiologica, pursuant to which we licensed certain technology and patents solely relating to the manufacture of our lead HBV drug candidates. We are responsible for and bear the costs of the filing, prosecution, maintenance and defense of the patents licensed to us by Microbiologica subject to Microbiologica's right to consult with us on these matters. Under the terms of the agreement, we paid $2.0 million to Microbiologica in January 2004 and we are obligated to pay Microbiologica an aggregate remaining amount of $5.0 million. Such amount will be paid in equal annual installments beginning in January 2005. The term of the license agreement is for a period that will expire at the later of May 2023 or the last date of expiration of claims covered in the patents licensed to us.


COMPETITION

     Our industry is highly competitive and subject to rapid technological change. Significant competitive factors in our industry include:

     - product effectiveness;

     - safety;

     - timing and scope of regulatory approvals;

     - price of products;

     - availability of supply;

     - patent protection; and

     - sales and marketing capabilities.


     Many of the companies competing against us have financial and other resources substantially greater than our own. In addition, many of our competitors have significantly greater experience in testing pharmaceutical and other therapeutic products, obtaining FDA and other regulatory approvals of products for use in health care and marketing and selling those products. Accordingly, our competitors may be more successful than we will in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approvals and commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we may have substantially less experience than our competitors.



     Any drug candidates that we successfully develop will compete with existing and future therapies. Many organizations, including large pharmaceutical and biopharmaceutical companies as well as academic and research organizations and government agencies, are pursuing novel drug therapies that target the same viral diseases as those for which we are developing therapies. The principal pharmaceutical companies with which we expect to compete directly include Abbott Laboratories, Boehringer Ingelheim International GmbH, Bristol-Myers Squibb Company, GlaxoSmithKline plc, Johnson & Johnson, Merck & Co., Inc., Pfizer Inc. and Schering-Plough Corporation. The principal biopharmaceutical companies with which we expect to compete directly include Chiron Corporation, Gilead Sciences, Inc., Human Genome Sciences, Inc., InterMune, Inc., Isis Pharmaceuticals, Inc., Ribapharm, Inc., a wholly-owned subsidiary of Valeant Pharmaceuticals International, SciClone Pharmaceuticals, Inc., Trimeris, Inc. and Vertex Pharmaceuticals Incorporated. Many of these companies and organizations, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do. In addition, our competitors also include smaller private companies such as Pharmasset, Ltd.


     We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of hepatitis B, hepatitis C and HIV. We anticipate that we will face intense and increasing competition as new products enter the market and advanced

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technologies become available. Our competitors' products may be more effective, or more effectively marketed and sold, than any product we may commercialize. Competitive products may render our product obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our drug candidates. We are also aware that the development of a cure or new treatment methods for the diseases we are targeting could render our products non-competitive or obsolete.

PHARMACEUTICAL PRICING AND REIMBURSEMENT


     In both domestic and foreign markets, sales of our products will depend in part upon the availability of reimbursement from third-party payors. Third-party payors include government health agencies, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging drug prices and are examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our drug candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The U.S. and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceutical products may change before our drug candidates are approved for marketing. Adoption of new legislation could further limit reimbursement for pharmaceutical products.


     The marketability of our products may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement rates for our drug candidates. In addition, an increasing emphasis on managed care in the U.S. has and will continue to increase the pressure on pharmaceutical pricing.

REGULATORY MATTERS

FDA Requirements for Drug Compounds

     The research, testing, manufacture and marketing of drug products are extensively regulated by numerous governmental authorities in the U.S. and other countries. In the U.S., drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record keeping, labeling, promotion and marketing and distribution of pharmaceutical products. If we fail to comply with applicable regulatory requirements, we may be subject to a variety of administrative or judicially imposed sanctions.

     The steps ordinarily required before a new pharmaceutical product may be marketed in the U.S. include preclinical studies, animal tests and formulation studies, the submission to the FDA of an IND which must become effective before human clinical trials may commence in the U.S. and adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug for each indication for which it is being tested.

     Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal clinical trials to assess the potential safety and efficacy of the drug candidate. The conduct of the preclinical studies and formulation of compounds for testing must comply with federal regulations and requirements. The results of preclinical studies are submitted to the FDA as part of the IND to justify the administration of the drug candidate to human subjects in the proposed clinical trial.

     A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, the proposed clinical trial may begin. If the FDA has comments or questions, the

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questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. Additionally, if a clinical hold is imposed on an ongoing clinical trial, patients already in the trial would be taken off the drug candidate unless their participation is specifically permitted by the FDA. In some instances, the IND process can result in substantial delay and expense.

     Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of a qualified principal investigator. Clinical trials must be conducted in compliance with federal regulations and requirements, under protocols detailing the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. The study protocol and informed consent information for patients in clinical trials must also be approved by the institutional review board at each institution where the clinical trials will be conducted.

     Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In phase I, the initial introduction of the drug candidate into healthy human subjects or patients, the drug candidate is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves clinical trials in a limited subset of the intended patient population, to determine dosage tolerance and optimum dosage, identify possible adverse effects and safety risks and provide preliminary support for the efficacy of the drug candidate in the indication being studied.

     If a drug candidate is found to be effective and to have an acceptable safety profile in phase II evaluations, phase III clinical trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites. There can be no assurance that phase I, phase II or phase III testing of our drug candidates will be completed successfully within any specified time period, if at all.

     After completion of the required clinical testing, generally an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include, among other things, the results of extensive clinical and preclinical studies and the compilation of data relating to the product's chemistry, pharmacology, manufacture, safety and effectiveness. The cost of the NDA is substantial, both in terms of studies required to generate and compile the requisite data, as well as the mandatory user fees submitted with the application.

     The FDA has 60 days from its receipt of the NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under federal law, the FDA has 180 days in which to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA typically will refer the application to the appropriate advisory committee, typically a panel of clinicians and statisticians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

     If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. Approvable letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA may require post-marketing testing and surveillance to monitor the drug's safety or efficacy, or impose other conditions. Once granted,

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product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems occur following initial marketing.

     If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. The not approvable letter outlines the deficiencies in the submission and often requires additional testing or information. The FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

      Foreign Regulation of Drug Compounds

     Approval of a drug candidate by comparable regulatory authorities is necessary in foreign countries prior to the commencement of marketing of the drug candidate in those countries, whether or not FDA approval has been obtained. The approval procedure varies among countries and can involve additional testing. The time required may differ from that required for FDA approval.

      Europe


     In the European Union, which we refer to in this prospectus as the EU, investigational products are subject to extensive regulatory requirements. As in the U.S., the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by relevant regulatory agencies. In the EU, approval of new chemical compounds can be granted either through a mutual recognition procedure and decentralized approval or through a centralized procedure. The processes, which were updated in May 2004 to comply with pharmaceutical legislation enacted in connection with the enlargement of the EU, are described below:



     Mutual Recognition Procedure and Decentralized Approval. An applicant submits an application in one EU member state, known as the reference member state, and requests the reference member state to approve the drug. The reference member state will review the registration documents within 210 days after receipt of a valid application. With the approved dossier and the summary of product characteristics, the applicant then requests the mutual recognition in the concerned member states of the reference authorization of the reference member state. Within 90 days of receipt, the concerned member states shall approve the assessment report, summary of product characteristics, and labeling and package leaflet, and inform the reference member state accordingly. The reference member state shall record the agreement of all parties, close the procedure and inform the applicant accordingly.



     Each member state in which the application has been submitted shall adopt a decision in conformity with the approved assessment report, summary of product characteristics, and the labeling and package leaflet as approved, within 50 days after acknowledgement of the agreement. If a member state cannot approve the assessment report, summary of product characteristics, and the labeling and package leaflet on the grounds of potential serious risk to public health, it will give a detailed exposition of the reasons for its position to the reference member state, the other member states concerned, and to the applicant. The points of disagreement will be referred to a coordination group for resolution. Alternatively, the applicant could implement changes in the summary of product characteristics as requested by a country.



     Centralized Procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for certain new active substances. However medicinal products containing new active substances and for which the indication is treatment of AIDS, cancer, neurodegenerative disorder or diabetes must be submitted via the centralized process. Additionally, four years after the effective date of the regulation, it will no longer be possible to opt for the mutual recognition procedure for products which contain new active substance and for which the indication is treatment of auto-immune diseases and other immune dysfunctions, and viral diseases. Our drug candidates fall into the last category. As a result, we anticipate relying on this procedure to seek marketing application approval in the EU.


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     Under the centralized procedure, an application is submitted to the recently renamed European Medicines Agency. Two EU member states are appointed to conduct an initial evaluation of each application, the so-called rapporteur and co-rapporteur countries. The regulatory authorities in each of these countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the renamed Committee for Medicinal Products for Human Use. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization which is valid throughout the EU and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state. Several other European countries outside the EU, such as Norway and Iceland, accept EU review and approval as a basis for their own national approval.


      Asia


     Until recently, submissions to regulatory authorities in Asia for marketing authorization have been primarily based on using prior approvals in either the U.S. or the EU in addition to small, locally conducted studies. More and more companies are now performing key phase III clinical trials in several major Asian countries such as Japan, China, Taiwan and South Korea. Local clinical trial applications, equivalent to INDs, will be filed in several Asian countries including those listed above to permit the conduct of such key clinical trials in those regions. Marketing applications similar to the U.S. NDA will be submitted to the appropriate regulatory authorities upon completion of all clinical trials.


      Marketing Applications Format

     As part of the ten-plus years of International Conference on Harmonization, or ICH, standardization initiatives spearheaded by the U.S., EU and Japan, future marketing applications in these regions will be submitted as a core global dossier known as the Common Technical Document, or CTD. Starting in July 2003, the CTD became the required submission format in the EU and Japan. While the FDA has not mandated that submissions be made in the CTD format, it has indicated that this is its preferable submission format. Electronic CTDs, or e-CTD, are currently being piloted and are the manner of submission preferred by the regulatory agencies requiring and recommending the CTD format. Non-ICH regions such as Eastern and Central Europe, Latin America and China have indicated that the CTD will be an acceptable submission format.

      Hazardous Materials

     Our research and development processes involve the controlled use of numerous hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposing of hazardous materials and waste products, including certain regulations promulgated by the U.S. Environmental Protection Agency, or EPA. The EPA regulations to which we are subject require that we register with the EPA as a generator of hazardous waste. We do not expect the cost of complying with these laws and regulations to be material. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us as a result of our use or disposal of hazardous materials, chemicals and radioactive materials.


RESEARCH AND DEVELOPMENT EXPENSES



     Research and development expenses for the years ended December 31, 2001, 2002 and 2003 were $20.9 million, $29.3 million and $51.5 million, respectively, and represented 72%, 70% and 72%, respectively, of our total operating expenses. Research and development expenses for the three months ended March 31, 2003 and 2004 were $5.2 million and $18.4 million, respectively, and represented 57% and 81%, respectively, of our total operating expenses.


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EMPLOYEES



     As of April 30, 2004, we had 135 full-time employees, 99 of whom were engaged in research and development functions and 36 of whom were engaged in administration, finance and marketing activities. Of our employees, 47 hold either M.D. or Ph.D. degrees or both. Our success will depend greatly upon our ability to attract and retain employees. We face competition in that regard from other companies, research and academic institutions, government entities and other organizations. None of our employees is represented by a labor union or covered by a collective bargaining agreement, nor have we experienced work stoppages. We believe that we maintain good relations with our employees.


FACILITIES


     We lease approximately 52,000 square feet of office and laboratory space. Our leased properties are described below:



                              APPROXIMATE                                               LEASE
     PROPERTY LOCATION        SQUARE FEET                    USE                   EXPIRATION DATE
     -----------------        -----------                    ---                   ---------------
Cambridge, MA...............  39,014 sq ft   Office and Laboratory                  December 2013
                                             (headquarters)
                              6,771 sq ft    Laboratory                                 June 2004
Montpellier, France.........  1,851 sq ft    Office                                   August 2009
                              3,229 sq ft    Laboratory                              January 2007
                              1,000 sq ft    Laboratory                                April 2005


     We believe our facilities are sufficient to meet our needs for the foreseeable future and, if needed, additional space will be available in the near term at a reasonable cost to us.

LEGAL PROCEEDINGS


     In March 2004, we and our chief executive officer, Dr. Sommadossi, commenced a lawsuit in the United States District Court, District of Massachusetts against UABRF seeking, among other things, declaratory judgement in our favor regarding the ownership of inventions and discoveries made by Dr. Sommadossi during the period from November 1999 to November 2002 and the related patent applications we have filed which embody such innovations and discoveries. From November 1999 until his resignation from UAB in November 2002, Dr. Sommadossi was engaged by us as our president and chief scientific officer while on sabbatical and then unpaid leave from his position at UAB as a professor of pharmacology, toxicology and clinical pharmacology.



     In May 2004, we and Dr. Sommadossi entered into a settlement agreement with UABRF and UAB resolving the dispute. UAB and UABRF acknowledged and agreed that they do not have any right, title or ownership interest in any inventions and discoveries made by Dr. Sommadossi during his sabbatical and leave periods, or in the related patent applications and any patent claims arising from such patent applications. In exchange, we dismissed the pending litigation, made a $2 million initial payment to UABRF, and are obligated to make other potential contingent payments. These contingent payments consist of a milestone payment in the amount of $1 million upon receipt of regulatory approval to market and sell in the U.S. a product that was invented or discovered by Dr. Sommadossi during the period from November 1, 1999 to November 1, 2000, and payments in the amount of 0.5% of the net sales proceeds realized by us and our affiliates, including Novartis, contingent upon the commercial launch and sale of products which were invented or discovered by Dr. Sommadossi during the period from November 1, 1999 to November 1, 2000. If these payments from net sales of a product to treat HCV do not total at least $12 million over the seven-year period commencing after the later of the commercial launch of an HCV product in the U.S. or any of the U.K., France, Italy, Germany and Spain, we are obligated to make an additional payment to UABRF in the amount of the shortfall from $12 million. This shortfall payment will be creditable against future


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payments we are subsequently obligated to make to UABRF arising from net sales proceeds we or our affiliates realize.



     While we are not currently involved in any other legal proceedings, from time to time, we may be involved in other litigation relating to claims relating to our intellectual property and other matters relating to or arising out of our operations.


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                           RELATIONSHIP WITH NOVARTIS

OVERVIEW

     On May 8, 2003, we entered into a collaboration with Novartis which included the following agreements and transactions:

     - the development agreement, under which we will collaborate with Novartis to develop, manufacture and commercialize our lead HBV drug candidates and, potentially, our HCV and other drug candidates;

     - the supply agreement, under which Novartis will manufacture for us the active pharmaceutical ingredient for the clinical development supply of drug candidates it has licensed from us and will perform the finishing and packaging of licensed products for commercial sale;

     - the stockholders' agreement, providing for, among other things, registration rights and stock purchase rights in favor of Novartis and our larger existing stockholders, as well as the right of Novartis to approve specified material activities of Idenix and covenants among us, Novartis and substantially all of our existing stockholders; and

     - the stock purchase transaction, under which Novartis purchased approximately 54% of our outstanding capital stock from our stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if we achieve predetermined development milestones with respect to an HCV drug candidate.

ABOUT NOVARTIS

     The Novartis Group, which consists of Novartis AG and its consolidated subsidiaries, is a multinational group of companies specializing in the research, development, manufacture, sale and distribution of innovative healthcare products. Novartis AG is a Swiss holding company which owns, directly or indirectly, 100% of all significant operating companies of the Novartis Group, including Novartis Pharma AG and Novartis BioVentures, which own, in the aggregate, approximately 57% of our outstanding common stock.


     Novartis AG is a world leader both in sales and in innovation in its continuing core businesses: pharmaceuticals and consumer health, which includes generics, over-the-counter self-medication, animal health, medical nutrition, infant and baby foods and products, and eye care products. In 2003, Novartis AG's businesses achieved consolidated worldwide sales of $24.9 billion and a net income of $5.0 billion. In 2003, Novartis AG invested approximately $3.8 billion in research and development.


     The Novartis Group's Pharmaceuticals Division, of which Novartis Pharma AG is a part, researches, develops, manufactures and markets prescription drugs used to treat a number of diseases and conditions, including diabetes, central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis.

DEVELOPMENT, LICENSE AND COMMERCIALIZATION AGREEMENT

     The development agreement sets forth the terms of our collaboration with Novartis with respect to the license, development and commercialization of our lead HBV drug candidates and, potentially, our HCV and other drug candidates we develop or license in.

      Designation of Products

     Under the development agreement, Novartis obtained certain rights to commercialize our lead drug candidates for the treatment of HBV infection, telbivudine and valtorcitabine. Upon execution of the development agreement, Novartis paid us a license fee of $75 million, net of payments of principal and accrued interest on a bridge loan repaid to Novartis in full upon execution of the development agreement, to obtain the commercialization rights for these HBV drug candidates.

Novartis has agreed to provide full development funding for these HBV drug candidates, and will make milestone payments to us of up to $35 million upon the achievement of regulatory approval milestones, as well as additional milestone payments based upon achievement of predetermined sales levels.

     In addition, Novartis has the exclusive option to obtain rights to:

     - NM 283, the initial drug candidate we are developing for the treatment of HCV infection;

     - if Novartis exercises its option with respect to NM 283 and if NM 283 subsequently does not obtain regulatory approval in the U.S., a replacement Idenix HCV drug candidate; and

     - other drug candidates developed by us, or in some cases licensed to us, so long as Novartis maintains ownership of 51% of our voting stock and for a specified period of time thereafter.


The terms of these options, including license fees, milestone payments and payments in reimbursement for development expenses, vary according to the disease which the drug candidate treats, the stage of development of the drug candidate and Novartis' ownership interest in Idenix. If Novartis exercises its option to obtain exclusive rights to NM 283, Novartis would be required to pay us up to $525 million in license fees and regulatory milestone payments relating to NM 283, as well as additional milestone payments based upon achievement of predetermined sales levels. In April 2004, based upon the antiviral efficacy and safety results from our phase I/II clinical trial of NM 283, we notified Novartis that the $25 million milestone relating to the antiviral efficacy and safety of NM 283 had been met. This milestone was achieved when the data from the phase I/II clinical trial demonstrated for patients in the group receiving the highest dose of NM 283 a mean reduction of 1.1 log(10), or a 92% reduction, in serum viral levels of patients infected with HCV and when NM 283 was determined to be safe based upon the satisfaction of certain regulatory standards in the U.S., U.K., France, Germany, Italy and Spain necessary to advance NM 283 into phase IIb clinical trials.


     Novartis will have the right to approve, in its reasonable discretion, the development budget for most of our drug candidates prior to Novartis' exercise of its option with respect to such drug candidates.

      Development of Products

     We will develop each product in accordance with a development plan approved by a joint operating committee and a related development budget to be approved by Novartis. The joint operating committee is comprised of an equal number of representatives of Idenix and Novartis. Novartis will be solely responsible for the development expenses incurred in accordance with approved development budgets for our lead HBV products and, if selected by Novartis, NM 283. If NM 283 fails to obtain regulatory approval in the U.S., Novartis will pay the development expenses for a replacement HCV drug candidate if it has approved the corresponding development budget, up to a specified maximum. The development expense payments for any replacement HCV drug candidates will be credited against the first sales milestone payment payable by Novartis to us for our initial HCV product. Novartis will also be primarily responsible for the development expenses for any other drug candidate for which it exercises its option to obtain commercialization rights.

      Regulatory Activities

     We have primary responsibility for preparing and filing regulatory submissions with respect to any licensed product in the U.S., and Novartis has primary responsibility for preparing and filing regulatory submissions with respect to any licensed product in all other countries in the world. Under certain circumstances, primary responsibilities for all or certain regulatory tasks in a particular country may be switched from one party to the other.

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

      Product Commercialization


     Under the development agreement, we granted Novartis an exclusive, worldwide license to market and sell our lead HBV products, and we will grant Novartis such a license with respect to any other drug candidates for which Novartis exercises its option, except that in each case we retained the right to co-promote or co-market and, within three years after the product launch in the respective country, we will share equally the resulting net benefit with Novartis from the sale of our products in the U.S., the U.K., France, Germany, Italy and Spain.


     In other countries, we will sell products to Novartis for further sale to third parties. The price Novartis will pay us to acquire such products is determined in part by the volume of product net sales under the terms of the supply agreement described below.


     The co-promotion and co-marketing of products will be conducted under the general supervision of joint commercialization committees. We will be the lead commercialization party for all products in the U.S. and currently, we expect to be responsible for distribution, sale invoicing and booking of U.S. sales. Novartis will perform the lead function in all other countries in which we co-promote or co-market products. We and Novartis are responsible for specified percentages of sales calls, with financial penalties imposed if there are shortfalls in the levels of sales calls actually made.


      Interferon Products

     We have an option to obtain a license from Novartis, co-exclusive with Novartis, to develop and sell a sustained-release interferon as part of a combination therapy with our HCV products in the U.S., the U.K., France, Germany, Italy and Spain, but only if Novartis is able to provide such interferon to us before May 8, 2005. Each party may also independently develop, market and sell in such countries one and only one other interferon product whose labeled usage for co-administration with our HCV products is covered by our intellectual property.

      Exclusivity

     Novartis has agreed that it will not market, sell or promote, or grant a license to any third party to market, sell or promote, certain competing products. However, if Novartis seeks to engage in such activities, it must inform us of the competitive product opportunity and, at our election, enter into good faith negotiations with us concerning such opportunity. If we either do not elect to enter into negotiations with respect to such opportunity or are unable to reach agreement within a specified period, Novartis would be free to proceed with its plans with respect to such competing product.

     The competitive restrictions on Novartis terminate on a country-by-country basis on the earlier of May 8, 2008 or the termination of the development agreement with respect to each particular country as described below.

      Termination

     Novartis may terminate the development agreement with respect to a particular product, drug candidate or country, in its sole discretion, by providing us with six months' written notice. If either we or Novartis materially breach the development agreement and do not cure such breach within 30 days, or under certain circumstances, 120 days, or if such breach is uncurable, the non-breaching party may terminate the development agreement:

     - with respect to the particular product, drug candidate or country to which the breach relates; or

     - in its entirety, if the material breach is not limited to a particular product, drug candidate or country.

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

Each party may also terminate the development agreement in its entirety upon 30 days' written notice if the other party files for bankruptcy, insolvency, reorganization or the like. If Novartis terminates the development agreement for material breach by us, or for bankruptcy, insolvency or reorganization on our part, then Novartis may elect to retain licenses to drug candidates or products, in which case it will remain obligated to make payments to us in amounts to be negotiated in good faith at the time of termination. If we terminate part or all of the development agreement for material breach by Novartis, or for bankruptcy, insolvency or reorganization on the part of Novartis, or if Novartis terminates the development agreement unilaterally in the absence of a breach by us, we may be obligated to make payments to Novartis in amounts to be negotiated in good faith at the time of termination. We and Novartis have agreed that the payments made to the breaching or bankrupt party, or to Novartis if it terminates the development agreement unilaterally in absence of a breach by us, will not exceed 90% of the net benefit to which the recipient was entitled prior to termination.

MASTER MANUFACTURING AND SUPPLY AGREEMENT

     Under the supply agreement, our subsidiary, Idenix Cayman, appointed Novartis to manufacture or have manufactured the clinical supply of the API for each drug candidate licensed under the development agreement and certain other drug candidates. The cost of the clinical supply will be treated as a development expense, to be allocated in accordance with the development agreement. Subject to the approval of a joint manufacturing committee established by Idenix and Novartis, Idenix Cayman will appoint Novartis or a third party to manufacture the commercial supply of the API based on a competitive bid process under which Novartis has the right to match the best third-party bid. Our failure to obtain the committee's prior approval of our actions with respect to the bid process will be a material breach of the supply agreement. Novartis will perform the finishing and packaging of the APIs into the final form for sale.

     Idenix Cayman will pay Novartis for manufacturing the commercial supply of API, if Novartis manufactures the API, and finishing and packaging the products. Novartis will pay to Idenix Cayman a transfer price based on net sales of the products sold outside the co-commercialization countries. The parties will negotiate the transfer prices for the products, including, in some circumstances, the interferon, to be sold in the co-commercialization countries.

STOCKHOLDERS' AGREEMENT


     In connection with Novartis' purchase of our stock from our stockholders, we and substantially all of our stockholders entered into a stockholders' agreement with Novartis. In connection with this offering, we have amended and restated this agreement. The material terms of the amended and restated stockholders' agreement are described below.


      Registration Rights


     In certain circumstances, Novartis, among other existing stockholders, is entitled to cause us to register its shares of common stock under the Securities Act, including shares of our common stock acquired by Novartis in the anticipated concurrent private offering and the acquisition of shares by Novartis in connection with the termination of stock subscription rights. For a complete description of the registration rights held by Novartis and other stockholders, see "Description of Capital Stock -- Registration Rights."


      Board of Directors

     We agreed that we will use our reasonable best efforts to nominate for election as a director at least two designees of Novartis for so long as Novartis and its affiliates own at least 35% of our voting stock and at least one designee of Novartis for so long as Novartis and its affiliates own at least 19.4% of our voting stock.

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

      Novartis' Approval Rights

     As long as Novartis and its affiliates continue to own at least 19.4% of our voting stock, Novartis will have approval rights over a number of corporate actions that we or our subsidiaries may take, including:

     - the authorization or issuance of additional shares of our capital stock or the capital stock of our subsidiaries, except for a limited number of specified issuances;

     - any change or modification to the structure of our board of directors or a similar governing body of any of our subsidiaries;

     - any amendment or modification to any of our organizational documents or those of our subsidiaries;

     - the adoption of a three-year strategic plan;

     - the adoption of an annual operating plan and budget, if there is no approved strategic plan;

     - any decision that would result in a variance of total annual expenditures, capital or expense, in excess of 20% from the approved three-year strategic plan;

     - any decision that would result in a variance in excess of the greater of $10 million or 20% of our profit or loss target in the strategic plan or operating plan;

     - the acquisition of stock or assets of another entity that exceeds 10% of our consolidated net revenue, net income or net assets;

     - the sale, lease, license or other disposition of any assets or business which exceeds 10% of our net revenue, net income or net assets;

     - the incurrence of any indebtedness by us or our subsidiaries for borrowed money in excess of $2 million, other than in limited circumstances;

     - any material change in the nature of our business or that of any of our subsidiaries;

     - any change in control of Idenix or any subsidiary; and

     - any dissolution or liquidation of Idenix or any subsidiary, or the commencement by us or any subsidiary of any action under applicable bankruptcy, insolvency, reorganization or liquidation laws.

      Standstill

     Novartis and its affiliates have agreed not to acquire additional shares of our voting stock unless a majority of our independent board members approves or requests the acquisition, other than acquisitions of our voting stock by exercise of Novartis' stock purchase rights under the stockholders' agreement or acquisitions of voting stock to maintain a 51% ownership interest in our fully diluted common stock, exclusive of any shares held by Novartis BioVentures.

     These restrictions will terminate upon the earliest to occur of:

     - the termination of the stockholders' agreement;

     - the termination, other than due to a material breach by Novartis, of the development agreement;

     - written agreement of Novartis, a majority of our independent directors and us;

     - Novartis and its affiliates owning more than 90% of our voting stock, provided that Novartis and its affiliates have not acquired our voting stock in violation of the terms and conditions of the stockholders' agreement;

     - within any two-year period, individuals who constituted our board of directors at the beginning of such period ceasing to constitute a majority of the members of our board of directors, other than as a result of changes approved by a majority of the directors in office at the beginning of such period;

     - our receipt of, or the announcement by a third party of, an unsolicited acquisition proposal;

     - the acquisition by certain third parties of at least 20% of our voting stock; and

     - May 8, 2008.

      Novartis' Stock Purchase Rights


     At the closing of this offering, in addition to simultaneously consummating the anticipated private offering, we intend to sell to Novartis, at a purchase price of $0.001 per share, 1,100,000 shares of our common stock in exchange for the termination of certain common stock subscription rights held by Novartis. The rights, which will be terminated, provided for Novartis to maintain is pro rata equity ownership in connection with our issuance of up to 1,399,106 shares of common stock pursuant to our 1998 equity incentive plan. We expect Novartis and Novartis BioVentures to continue to own approximately 57% of our common stock at the conclusion of this offering.



     Novartis has the right to purchase, at par value of $.001 per share, such number of shares required to maintain its percentage ownership of our voting stock if we issue shares in connection with the acquisition or in-licensing of technology through the issuance of up to 5% of our stock in any 24-month period.



     This purchase right of Novartis remains in effect until the earlier of:


     - the date that Novartis and its affiliates own less than 19.4% of our voting stock; or

     - the date that Novartis becomes obligated under the stock purchase agreement to make the additional contingent payments of $357 million to our existing stockholders.

     In addition to the right to purchase shares of our common stock at par value as described above, Novartis has the right, subject to limited exceptions noted below, to purchase a pro rata portion of shares of capital stock that we issue. The price that Novartis pays for these securities would be the price that we offer such securities to third parties. Novartis' right to purchase a pro rata portion would not include:

     - securities issued in connection with any stock split, reverse stock split, stock dividend or recapitalization that we undertake that affects all holders of our common stock proportionately;

     - shares that Novartis has the right to purchase at par value, as described above;


     - up to 1,976,588 shares of common stock issued upon exercise of granted stock options outstanding as of May 8, 2003;



     - up to 1,399,106 shares of common stock issuable upon exercise of stock options and other awards granted pursuant to our 1998 equity incentive plan; or


     - securities issued in connection with our acquisition of all the capital stock or all or substantially all of the assets of another entity.

     Novartis' right to purchase shares includes a right to purchase securities that are convertible into, or exchangeable for, our common stock, provided that Novartis' right to purchase any stock options or other convertible securities issued to any of our directors, officers, employees or consultants pursuant to any stock compensation or equity incentive plan will not be exercisable until the equity security into which it is exercisable has been issued.

     In connection with its stock purchase rights, Novartis has the right to receive a report from us within ten days after the end of each calendar quarter indicating the number of securities we issued during the calendar quarter in connection with the exercise, conversion or exchange of securities exercisable for, convertible into or exchangeable for common stock issued to any of our directors, officers, employees, or consultants pursuant to any stock compensation or equity incentive plan.


     In connection with this offering, Novartis has the right to purchase from us that number of shares of our common stock as is required to enable Novartis and its affiliates, other than Novartis BioVentures, to maintain Novartis' percentage ownership in our company, after giving effect to the number of shares of common stock we sell in this offering. Novartis has given notice to us that it currently intends to exercise this right. We therefore anticipate that concurrently with the completion of this offering we will effect a private
offering of up to                shares of our common stock to Novartis at a per
share price equal to the initial public offering price appearing on the front cover of this prospectus.


     If we issue securities to Novartis or any of its affiliates, other than in connection with Novartis' stock purchase rights described above, the stockholders who formerly held shares of our preferred stock will be entitled to purchase their pro rata portion of the new securities to be issued to Novartis.

      Amendments and Waivers

     The rights and obligations of the parties to the stockholders' agreement may not be waived, modified, supplemented or amended without the written consent of:

     - Idenix;

     - the holders of a majority of the voting stock held by Novartis and its affiliates;

     - the holders of two-thirds of the voting stock held by our former holders of preferred stock, excluding Novartis and its affiliates; and

     - the holders of a majority of the voting stock held by the other parties to the stockholders' agreement.

STOCK PURCHASE AGREEMENT


     Under the stock purchase agreement, Novartis purchased approximately 54% of our outstanding capital stock from our stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if we achieve predetermined development milestones with respect to an HCV drug candidate. The future contingent payments are payable in cash or, under certain circumstances, Novartis AG American Depository Shares. Currently, Novartis and its affiliate, Novartis BioVentures, which was an existing stockholder at the time of the Novartis stock purchase, collectively own approximately 57% of our outstanding common stock and, assuming the consummation of the anticipated purchases by Novartis private offering, will continue to own approximately 57% of our outstanding common stock. Novartis BioVentures did not participate in the stock purchase transaction.


     Only our existing stockholders which sold shares to Novartis have a right to receive this future contingent payment from Novartis and this right is not transferable. Accordingly, if you purchase shares of our common stock in this offering, whether from us or from the selling stockholders, you will have no right to receive any portion of this contingent payment, if made.


INDEMNIFICATION



     We have agreed to indemnify Novartis and its affiliates against losses suffered as a result of our breach of representations and warranties in the development agreement.

     As we described under "Business -- Patents and Licenses -- Hepatitis B Patent Portfolio and Licenses" and "Business -- Legal Proceedings," we may need to rely on the license agreement between us and UABRF to commercialize telbivudine and we have entered into a settlement agreement with UABRF and UAB relating to our ownership of Dr. Sommadossi's inventorship interest in certain of our patents and patent applications, including patent applications covering our hepatitis C drug candidates. Under the development agreement and stock purchase agreement, we made numerous representations and warranties to Novartis regarding our hepatitis C and hepatitis B drug candidates, including representations regarding our ownership of the inventions and discoveries. If one or more of our representations or warranties were not true at the time we made them to Novartis, we would be in breach of these agreements. In the event of a breach by us, Novartis has the right to seek indemnification from us and, under certain circumstances, us and our stockholders who sold shares to Novartis, which include many of our directors and officers, for damages suffered by Novartis as a result of such breach. The amounts for which we could be liable to Novartis may be substantial.



     Under the terms of the settlement with UAB and UABRF we have agreed to make payments to UABRF, including a $2 million initial payment as well as regulatory milestone payments and payments relating to net sales of certain products. These payments are described under "Business -- Legal Proceedings". Novartis may seek to recover from us, and, under certain circumstances, us and our stockholders who sold shares to Novartis, which include many of our officers and directors, the losses it suffers as a result of any breach of the representations and warranties we made relating to our hepatitis C drug candidates and may assert that such losses include the settlement payments.



     Novartis could also suffer losses in connection with any amounts we become obligated to pay relating to or under the terms of any license agreement or other arrangements we may be required to enter into with UABRF, Emory University and the CNRS to commercialize telbivudine. If we are required to rely upon the license agreement with UABRF, Emory University and the CNRS to commercialize telbivudine, we will be obligated to make certain payments to UABRF and the other licensors, including milestone payments, royalties and a percentage of payments we receive from non-affiliate sublicensees. These payments are described under "Business -- Patents and Licenses -- Hepatitis B Patent Portfolio and Licenses". Novartis may seek to recover from us, and, under certain circumstances, us and our stockholders who sold shares to Novartis, which include many of our officers and directors, the losses it suffers as a result of any breach of the representations and warranties we made relating to our hepatitis B drug candidates and may assert that such losses include the additional payments we may be required to make under the license agreement.



     In addition to its indemnification rights, if we breach the representations and warranties we have made in the development agreement relating to our hepatitis B drug candidates or other drug candidates Novartis subsequently licenses from us, Novartis has the right to terminate the development agreement with respect to such drug candidates. Such result would have a material adverse effect on our business.


OTHER AGREEMENTS


     In connection with entering into the stock purchase agreement with Novartis and as an inducement to Novartis' purchase of our capital stock, we agreed that, until such time as Novartis and its affiliates own less than 50% of our voting stock, Novartis' consent is required for the selection and appointment of our chief financial officer. If in Novartis' reasonable judgment our chief financial officer is not satisfactorily performing his duties, we are required to terminate the employment of our chief financial officer.


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

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     Our directors, executive officers and key employees and their ages and positions as of April 30, 2004, are as follows:



                  NAME                    AGE                          POSITION
                  ----                    ---                          --------
Jean-Pierre Sommadossi, Ph.D. ..........  48    President and Chief Executive Officer and Chairman of
                                                  the Board of Directors
Charlene Barshefsky(3)..................  53    Director
Charles W. Cramb(1)(2)..................  57    Director
Thomas Ebeling(2).......................  45    Director
Ansbert Gadicke, M.D. ..................  46    Director and Vice Chairman of the Board of Directors
Wayne T. Hockmeyer, Ph.D.(1)(2)(3)......  59    Director
Thomas R. Hodgson(1)(2).................  62    Director
Robert E. Pelzer(3).....................  50    Director
Denise Pollard-Knight, Ph.D. ...........  44    Director
David A. Arkowitz.......................  42    Chief Financial Officer and Treasurer
Guy Macdonald...........................  45    Executive Vice President, Operations
David M. Shlaes, M.D., Ph.D. ...........  56    Executive Vice President, Research and Development
Nathaniel A. Brown, M.D. ...............  55    Chief Medical Officer, Senior Vice President, Hepatitis
                                                  Clinical Research
Andrea J. Corcoran......................  41    Executive Vice President, Legal and Administration and
                                                  Secretary
James J. Egan...........................  53    Senior Vice President, Business and Corporate
                                                  Development
Maureen W. Myers, Ph.D. ................  60    Senior Vice President, Clinical Research
Jean-Marc Allaire, M.D. ................  44    Vice President, European Affairs
Scot M. Barry...........................  37    Vice President, Manufacturing
George C. Chao, Ph.D. ..................  62    Vice President, Biostatistics and Data Management
Paul J. Fanning.........................  46    Vice President, Human Resources
David J. Franklin.......................  37    Vice President, Commercial Operations
David A. Hallinan, Ph.D. ...............  50    Vice President, Regulatory Affairs
R. Christian Moreton, Ph.D..............  55    Vice President, Pharmaceutical Sciences
David N. Standring, Ph.D. ..............  55    Vice President, Biology
Richard Storer, Ph.D. ..................  56    Vice President, Chemistry


---------------
(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Corporate Governance Committee


     JEAN-PIERRE SOMMADOSSI, PH.D. is the principal founder of Idenix and has served as the chairman of our board of directors since our inception in 1998 and as our president and chief executive officer since November 2000. During the period from November 1999 to November 2000, Dr. Sommadossi served as our executive president and chief scientific officer. Prior to taking a sabbatical and then unpaid leave from November 1999 to November 2002, Dr. Sommadossi served as a professor of pharmacology, toxicology and clinical pharmacology and associate director of both the Center for AIDS Research and the Liver Center, University of Alabama at Birmingham School of Medicine from June 1992 to November 2000. From 1996 to 1999, Dr. Sommadossi served on the Research Agenda Committee of the AIDS Clinical Trial Group. Dr. Sommadossi holds a Pharm.D. and Ph.D. in Pharmacology from the University of Marseilles in France.


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


     AMBASSADOR CHARLENE BARSHEFSKY has served as a director since June 2002. Ambassador Barshefsky joined the law firm of Wilmer, Cutler & Pickering in September 2001, where she is a senior international partner. From 1997 to 2001, Ambassador Barshefsky was the U.S. Trade Representative and served as a member of the Cabinet of former President Clinton, as the President's principal trade policy advisor and as chief trade negotiator for the U.S. Prior to that time, Ambassador Barshefsky was a partner at the law firm of Steptoe & Johnson. In addition to her service on the board of directors of Idenix, Ambassador Barshefsky is a director of the American Express Company, The Estee Lauder Companies Inc., Starwood Hotels & Resorts Worldwide, Inc. and Intel Corporation. Ambassador Barshefsky holds a B.A. from the University of Wisconsin and a J.D. from the Columbus School of Law at the Catholic University in Washington D.C.



     CHARLES W. CRAMB has served as a director since October 2003. Mr. Cramb has served as the chief financial officer of The Gillette Company, a worldwide consumer products company, since July 1997. From July 1995 to July 1997, Mr. Cramb served as a corporate vice president and corporate controller of The Gillette Company. Mr. Cramb is a director and vice chairman of the Private Sector Council. He is also a member of the board of directors of Tenneco Automotive Inc. Mr. Cramb holds a B.A. from Dartmouth College and a M.B.A. from the University of Chicago.


     THOMAS EBELING has served as a director since May 2003. Mr. Ebeling joined the Novartis Group, a multinational group of companies specializing in the research, development, manufacture, sale and distribution of innovative healthcare products, in January 1998 as chief executive officer of Novartis Nutrition World Wide. After having served as chief executive officer of Novartis' global nutrition operations, he became chief executive officer of Novartis Consumer Health World Wide, and then chief operating officer of the Novartis Pharmaceuticals Division. Mr. Ebeling was appointed chief executive officer of Novartis Pharmaceuticals Division in July 2000. Prior to joining Novartis, Mr. Ebeling served as general manager of Pepsi-Cola Germany, where he began his career in 1991 as marketing manager. Prior to working for Pepsi-Cola, Mr. Ebeling held several positions at Reemstma Germany from 1987 to 1991. Mr. Ebeling holds a degree in psychology from the University of Hamburg, Hamburg, Germany.

     ANSBERT GADICKE, M.D. has served as a director since our inception in 1998. Since founding Medical Portfolio Management, LLC, or MPM, an investment management business specializing in the healthcare industry, in January 1992, Dr. Gadicke has served as chairman of its board of directors and president. Dr. Gadicke also currently serves on the boards of directors of various privately held companies. Prior to founding MPM, Dr. Gadicke was employed by the Boston Consulting Group. Dr. Gadicke has held research positions at the Whitehead Institute at Massachusetts Institute of Technology, Harvard University and the German Cancer Research Center. Dr. Gadicke holds an M.D. from J.W. Goethe University, Frankfurt, Germany.

     WAYNE T. HOCKMEYER, PH.D. has served as a director since February 2002. Dr. Hockmeyer founded MedImmune, Inc., a biotechnology company, in April 1988 and served until October 2000 as the chief executive officer of MedImmune. In October 2000, Dr. Hockmeyer relinquished his position as chief executive officer and now serves as chairman of the board of directors, MedImmune, Inc. and president of MedImmune Ventures, Inc., a wholly-owned subsidiary of MedImmune, Inc. Dr. Hockmeyer also serves as a director of Advancis Pharmaceutical Corporation, Diversa Corporation, GenVec, Inc., InterMune, Inc., Tercica Medica Inc. and TolerRx, Inc. Dr. Hockmeyer is a member of the Technology Council of Maryland, a member of the board of visitors of the University of Maryland Biotechnology Institute and the University of Maryland Baltimore County, and a member of the board of trustees of the University of Maryland College Park Foundation. Dr. Hockmeyer holds a B.S. from Purdue University and a Ph.D. from the University of Florida.

     THOMAS R. HODGSON has served as a director since February 2002. Since January 1999, Mr. Hodgson has engaged in private investing activities. From September 1990 to January 1999, Mr. Hodgson served as the president and chief operating officer of Abbott Laboratories. From 1983 to 1990, Mr. Hodgson served as the president of Abbott International and from 1978 to 1983, Mr. Hodgson served as the president of the Hospital Products Division of Abbott Laboratories. Mr. Hodgson is a director of The St. Paul Travelers, Inc. and Intermune, Inc. Mr. Hodgson holds a B.S. from Purdue University, an M.S. from the University of Michigan, an M.B.A. from Harvard Business School and an honorary doctorate degree in engineering awarded by Purdue University.


     ROBERT PELZER has served as a director since May 2003. Mr. Pelzer is general counsel of Novartis Pharmaceuticals Division. Prior to this appointment at Novartis in March 2002, Mr. Pelzer was general counsel at DuPont Pharmaceuticals Company from 1998 to December 2001. Prior to that time, Mr. Pelzer held various positions with The DuPont Company. Mr. Pelzer started his legal career at the law firm MacKimmie Matthews of Calgary. Mr. Pelzer holds degrees in Commerce and in Law from the University of Alberta. He is admitted as Barrister and Solicitor in the Province of Alberta, Canada, and as Solicitor in England and Wales.

     DENISE POLLARD-KNIGHT, PH.D. has served as a director since May 2003. Since January 1999, Dr. Pollard-Knight has served as head of Healthcare Private Equity at Nomura International plc, a leading Japanese financial institution. Prior to joining Nomura, Dr. Pollard-Knight was a member of Rothschild Asset Management Ltd., an investment management firm, from January 1997 to January 1999. Dr. Pollard-Knight held several research and development management positions at Amersham-Pharmacia and Fisons plc. Dr. Pollard-Knight holds a Ph.D. and BSc
(Hons) from the University of Birmingham in England. Dr. Pollard-Knight completed postdoctorate work as a Fulbright Scholar at the University of California, Berkeley.

     DAVID A. ARKOWITZ has served as our chief financial officer since December 2003 and as treasurer since January 2004. Prior to joining Idenix, Mr. Arkowitz was with Merck & Co., Inc., a pharmaceutical company, where he served as vice president and controller of the U.S. sales and marketing division from September 2002 to December 2003, controller of the global research and development division from April 2000 to September 2002, and as vice president finance and business development of the Canadian subsidiary from July 1997 to April 2000. Mr. Arkowitz holds an M.B.A. from Columbia University and a B.A. from Brandeis University.

     GUY MACDONALD has served as executive vice president, operations since September 2003. Prior to joining Idenix, Mr. Macdonald was with Merck & Co., Inc., a pharmaceutical company, from November 1981 to August 2003, most recently as vice president, anti-infectives. During his tenure at Merck, Mr. Macdonald directed the launch of five anti-infective products and led global business strategy for Merck's HIV franchise. Mr. Macdonald holds a B.S. from the University of Dundee, Scotland.


     DAVID M. SHLAES, M.D., PH.D. has served as executive vice president, research and development since June 2002. Dr. Shlaes formerly served as vice president, infectious disease for Wyeth Research, a division of Wyeth, a pharmaceutical company, from April 1996 to June 2002. Prior to joining Wyeth in 1996, Dr. Shlaes was professor of medicine at Case Western Reserve University in Cleveland, Ohio and chief of infectious diseases and chief of the clinical microbiology unit at the Veterans Affairs Medical Center, also in Cleveland. Dr. Shlaes is a diplomate for the National Board of Medical Examiners and for the American Board of Internal Medicine. Dr. Shlaes holds both a Ph.D. in Microbiology and a M.D. from Case Western Reserve and a B.S. from Lawrence University.


     NATHANIEL BROWN, M.D. has served as our chief medical officer since September 2003 and as our senior vice president, hepatitis clinical research since January 2001. From September 1994 to January 2001, Dr. Brown served as principal clinical program head, hepatitis clinical research and as director, clinical and scientific affairs for GlaxoSmithKline plc, a pharmaceutical company. Dr. Brown previously served as section head, opportunistic infections for Burroughs Wellcome Co., a pharmaceutical company, from May 1989 to September 1994. Dr. Brown was the first recipient of the Hepatitis B Foundation's Distinguished Leadership Award in 1997. He has held appointments as assistant professor at UCLA School of Medicine and associate professor at Cornell University

Medical College. Dr. Brown holds an M.D. from Georgetown University School of Medicine and completed post-graduate clinical and research training at The New York Hospital-Cornell Medical Center and Yale University School of Medicine.


     ANDREA J. CORCORAN has served as our executive vice president, legal and administration, since February 2004 and as senior vice president, legal and administration from June 2001 until February 2004. From September 2000 until May 2003, Ms. Corcoran served as a director. Ms. Corcoran has served as our secretary since May 2000. From December 1999 to June 2001, Ms. Corcoran served as our vice president, legal and administration, and from December 1998 to December 1999 as our general counsel and administration. Prior to joining Idenix, Ms. Corcoran was associated with the law firm Kelley Drye & Warren LLP from June 1996 to September 1998 and with the law firm Edwards & Angell LLP from July 1990 to June 1996. Ms. Corcoran holds a J.D. from Boston College Law School and a B.S. from Providence College.



     JAMES J. EGAN has served as our senior vice president, business and corporate development since June 2001. From April 2000 to June 2001, Mr. Egan served as a consultant to us. From June 2000 to June 2001, Mr. Egan served as chief executive officer of NeuronZ Limited, a biomedical company. From October 1993 to June 2000, Mr. Egan served as senior director, global licensing, business development, mergers and acquisitions with G.D. Searle & Co., a subsidiary of Monsanto Company, a life sciences company. Before joining G.D. Searle, Mr. Egan was division counsel, international operations at Abbott Laboratories, a pharmaceutical company. Mr. Egan holds a J.D. from the University of Santa Clara School of Law and a B.S. from Georgetown University.


     MAUREEN W. MYERS, PH.D. has served as our senior vice president, clinical research since February 2001. From August 1998 to January 2001, Dr. Myers served as our vice president, medical affairs. From March 1991 through July 1998, Dr. Myers served as director, virology, clinical research at Boehringer Ingelheim International GmbH, a pharmaceutical company. Prior to joining Boehringer Ingelheim, Dr. Myers' served for 22 years at the National Institutes of Health, most recently as director of the antiviral substances program of the National Institute of Allergy and Infectious Diseases from 1980 to 1986, and assistant director of the AIDS Treatment Research Program from 1985 through 1990. Dr. Myers holds a Ph.D. in Microbiology from Georgetown University School of Medicine and Dentistry and a B.S. from Brown University.


     JEAN-MARC ALLAIRE, M.D. has served as our vice president, European operations since November 2002, and he served as senior director, European operations from October 2000 to November 2002. Prior to joining Idenix, Dr. Allaire served as science and technology attache at the embassy of France in Washington D.C. from September 1999 to September 2000. From 1995 to 1999, Dr. Allaire served as the therapeutic division director, clinical research at the Institut de Recherche Pierre Fabre in Paris, France. Dr. Allaire holds an M.D. from the Medical School of Paris, Paris, France and completed additional graduate work at the Institut Pasteur in Paris, France.


     SCOT M. BARRY has served as our vice president, manufacturing since March 2002. From June 2001 to February 2002, Mr. Barry served as our senior director, pharmaceutics. Prior to joining Idenix, Mr. Barry served from January 2001 to June 2001 as director of business development and as a business development manager from June 2000 to December 2000 at Ricerca Biosciences, LLC, a drug manufacturing company. Mr. Barry previously served as a scientific advisor, process development and production from June 1998 to June 2000 and as a pilot plant production supervisor from January 1994 to June 1998 at Pharm-Eco Laboratories, Inc., a drug manufacturing company. Mr. Barry holds an M.S. from the University of Massachusetts-Amherst and a B.S. from Southeastern Massachusetts University.

     GEORGE C. CHAO, PH.D. has served as our vice president, biostatistics and data management since January 2002. Prior to joining Idenix, Dr. Chao served as vice president, biometrics and data management at DuPont Pharmaceuticals, Inc., a pharmaceutical company, from December 1984 to December 2001. Dr. Chao holds a Ph.D. in Statistics and an M.S. in Experimental Statistics from

North Carolina State University and a B.S. in Agricultural Engineering from the National Taiwan University.


     PAUL J. FANNING has served as our vice president, human resources since March 2004. Prior to joining Idenix, Mr. Fanning was employed by The Foxboro Company and its affiliates from 1984 to 2004, most recently as vice president, human resources at Invensys Process Systems from 2000 to 2004 and from 1998 to 2000 as vice president, human resources, Invensys Process Automation. Mr. Fanning holds an M.B.A. from Babson College and a B.S. from the University of Massachusetts.


     DAVID J. FRANKLIN has served as our vice president, commercial operations since September 2001. Mr. Franklin has held positions of increasing responsibility since joining Idenix in 1998. Prior to joining Idenix, Mr. Franklin served as product manager, and sales analysis manager for HIV Products for Bristol-Myers Squibb Company, a pharmaceutical and related healthcare products company, from December 1991 to September 1998. Mr. Franklin holds a B.A. from Gettysburg College.

     DAVID A. HALLINAN, PH.D. has served as our vice president, regulatory affairs since September 2000. From February 1993 to August 2000, Dr. Hallinan served in several capacities, most recently as vice president, worldwide regulatory affairs department at Parexel International Corporation, a contract pharmaceutical outsourcing organization. From May 1990 to November 1992, Dr. Hallinan served as associate director, regulatory affairs at G.H. Besselaar Associates, a contract pharmaceutical research company. Dr. Hallinan holds a Ph.D. in Pharmacology from the University College Dublin, Dublin, Ireland.

     R. CHRISTIAN MORETON, PH.D. has served as our vice president, pharmaceutical sciences since August 2002. Prior to joining Idenix, Dr. Moreton served as vice president, research and development at Genpharm Inc. from May 2001 to February 2002. Prior to that time, he was with Penwest Pharmaceuticals Co. from February 1995 until May 2002, most recently as the senior director of technical operations. Dr. Moreton holds a B.A. in Pharmaceuticals from the University of Nottingham and an M.S. in Pharmaceutical Analysis from the University of Strathclyde. He also holds a Ph.D. from the University of Wales.

     DAVID N. STANDRING, PH.D. has served as our vice president, biology since March 2002 and he served as our executive director of biology from September 2000 to March 2002. Prior to joining Idenix, Dr. Standring served from July 1999 to June 2000 as associate director, and from February 1998 to July 2000, Dr. Standring served as research fellow and then as associate director, virology department at Schering-Plough Research Institute, a division of Schering Plough Corporation, a pharmaceutical company. From November 1994 to January 1998, Dr. Standring served as group leader, hepatitis, virology department at Bristol-Myers Squibb Research Institute. From 1984 to 1994, Dr. Standring was on the faculty of the University of California at San Francisco. Dr. Standring holds a B.S. from St. John's College, Oxford University and a Ph.D. in Bioorganic Chemistry from Harvard University.

     RICHARD STORER, PH.D. has served as our vice president, chemistry since March 2002. From November 2001 to March 2002, Dr. Storer served as our executive director, chemistry. Prior to joining Idenix, Dr. Storer served as director of chemistry at BioChem Pharma Inc., a biopharmaceutical company, from August 1997 to August 2001. From 1996 to 1997, Dr. Storer served as head of the combinatorial medicinal chemistry research unit and as research manager from 1988 to 1996 at GlaxoWellcome, a pharmaceutical company. Dr. Storer is a co-recipient of the 1996 Canadian Prix Galien for the discovery of 3TC. Dr. Storer is a visiting professor at the University of Sussex and a fellow of the Royal Society of Chemistry (U.K.). Dr. Storer holds a Ph.D. in Synthetic Organic Chemistry from the University of Sussex and a B.S. from the University of Sussex.

SCIENTIFIC ADVISORS

     In addition to our management team, we benefit from the opportunity to seek advice from our scientific advisory boards, the members of which include recognized scientific experts and opinion leaders in the field of antiviral therapeutics. Our scientific advisory boards offer advice with respect to:

     - our research and development programs;

     - the design and implementation of our clinical programs;

     - our patent and publication strategies;

     - market opportunities from a clinical perspective;

     - new technologies relevant to our research and development programs; and

     - specific scientific and technical issues relevant to our business.

      Hepatitis Scientific Advisory Board

     The current members of our hepatitis scientific advisory board are:

               NAME                            POSITION                 INSTITUTIONAL AFFILIATIONS
               ----                            --------                 --------------------------
Geoffrey Duscheiko, M.D.           Professor of Medicine             Royal Free Hospital,
  Co-Chairman                                                          London, England
Bruce W. Polsky, M.D.              Professor and Vice Chairman       St. Luke's-Roosevelt Hospital
  Co-Chairman                        of Medicine, Chief, Division      Center, New York, New York
                                     of Infectious Disease
Joseph Bloomer, M.D.               Professor of Medicine             University of Alabama at
                                                                       Birmingham,
                                                                       Birmingham, Alabama
Adrian Di Bisceglie, M.D.          Professor of Medicine             St. Louis University,
                                                                       St. Louis, Missouri
Jules Dienstag, M.D.               Associate Professor of Medicine   Harvard University Medical
                                                                       School, Cambridge,
                                                                       Massachusetts
Michael Fried, M.D.                Associate Professor of Medicine   University of North Carolina,
                                                                       Chapel Hill, North Carolina
Ching-lung Lai, M.D.               Professor of Medicine             University of Hong Kong,
                                                                       Hong Kong, China
Anna Suk-Fong Lok, M.D.            Professor of Medicine             University of Michigan,
                                                                       Ann Arbor, Michigan
John McHutchinson, M.D.            Associate Professor of Medicine   Duke University,
                                                                       Durham, North Carolina
Masao Omata, M.D.                  Professor and Chief of            University of Tokyo, Tokyo, Japan
                                     Gastroenterology
Richard B. Pollard, M.D.           Professor of Internal Medicine    University of California
                                                                       Davis Medical Center,
                                                                       Davis, California
Thierry Poynard, M.D.              Professor of Medicine             Group Hospitalier
                                                                       Pitie-Salpetriere,
                                                                       Paris, France
Eugene Schiff, M.D.                Professor of Medicine             University of Miami,
                                                                       Miami, Florida
Teresa Wright, M.D.                Professor of Medicine             University of California at
                                                                       San Francisco,
                                                                       San Francisco, California

HIV Scientific Advisory Board

     The current members of our HIV scientific advisory board are:


             NAME                          POSITION               INSTITUTIONAL AFFILIATIONS
             ----                          --------               --------------------------
Joep Lange, M.D., Ph.D.         Professor of Internal Medicine; Academic Medical Center
  Co-Chairman                     Director                        National AIDS Therapy
                                                                  Evaluation Center,
                                                                  Amsterdam, The Netherlands
Robert Murphy, M.D. Co-Chairman Professor of Medicine; Director Division of Infectious
                                                                  Diseases,
                                                                  HIV Treatment Unit
                                                                  Northwestern University,
                                                                  Chicago, Illinois
David Cooper, M.D.              Professor of Medicine           University of New South Wales,
                                                                  Sydney, Australia
Christine Katlama, M.D.         Professor of Medicine           Group Hospitalier Pitie-
                                                                  Salpetriere,
                                                                  Paris, France
John W. Mellors, M.D.           Professor of Medicine Director, University of Pittsburgh,
                                  HIV/AIDS Program                Pittsburgh, Pennsylvania
Julio S. G. Montaner, M.D.      Professor of Medicine Director  University of British Columbia
                                  of Clinical Activities          British Columbia Center for
                                                                  Excellence in HIV/AIDS,
                                                                  Vancouver, B.C., Canada
Richard B. Pollard, M.D.        Professor of Internal Medicine  University of California
                                                                  Davis Medical Center,
                                                                  Davis, California
Bruce W. Polsky, M.D.           Professor and Vice Chairman of  St. Luke's-Roosevelt
                                  Medicine Chief, Division of     Hospital Center,
                                  Infectious Disease              New York, New York
Douglas Richman, M.D.           Professor of Pathology and      University of California,
                                  Medicine                        San Diego
                                                                  San Diego, California
Schlomo Staszewski, M.D.        Director                        HIV Clinic Johann Wolfgang
                                                                  Goethe University,
                                                                  Frankfurt, Germany
Stefano Vella, M.D.             Director                        Instituto Superiore di Samita,
                                                                  Rome, Italy


BOARD OF DIRECTORS


     Our board of directors is fixed at nine members. The terms of service of each director will expire upon the election and qualification of successor directors at each annual meeting of our stockholders. Our amended and restated by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors.



     Each of our directors currently serves on the board of directors pursuant to the stockholders' agreement. The provisions of the stockholders' agreement relating to the election of directors will terminate upon the closing of this offering. We will, however, remain obligated to use our reasonable best efforts to nominate for election as a director at least two designees of Novartis for so long as Novartis and its affiliates own at least 35% of our voting stock and at least one designee of Novartis for so long as Novartis and its affiliates own at least 19.4% of our voting stock. In addition, the stockholders' agreement further provides that for so long as any board designee of Novartis continues to serve on the board of directors, a Novartis director designee is entitled to be a member of each committee of the board of directors. If such membership is barred by applicable law, rule or regulation, Novartis shall be entitled to designate one non-voting observer to any such committee.



     Each of our executive officers, other than our chief financial officer, is elected or appointed by, and serves at the discretion of, the board of directors. Until such time as Novartis and its affiliates own less than 50% of our voting stock, Novartis' consent is required for the selection and appointment of our chief financial officer. If in Novartis' reasonable judgment our chief financial officer is not satisfactorily performing his duties, we are required to terminate the employment of our chief financial officer. Each of our executive officers and directors, other than our non-employee directors, devotes his or her full time to our affairs. There are no family relationships among any of our directors or executive officers.


BOARD COMMITTEES

     Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.


     Audit Committee. Our audit committee was established in March 2002 and consists of Dr. Hockmeyer, Messrs. Cramb and Hodgson. Mr. Cramb serves as committee chair. The audit committee assists our board of directors in its oversight of:


     - the integrity of our financial statements;

     - our compliance with legal and regulatory requirements;

     - the independent auditors' qualifications and independence; and

     - the performance of our independent auditors.

     The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors. In addition, the audit committee must approve in advance:

     - any related-party transaction that we enter into;

     - all audit services; and

     - all non-audit services, except for de minimis non-audit services, provided the audit committee has approved such de minimis services prior to the completion of the audit.


     Compensation Committee. Our compensation committee was established in September 1999 and consists of Dr. Hockmeyer and Messrs. Cramb, Ebeling and Hodgson. Dr. Hockmeyer serves as committee chair. Our compensation committee is responsible for all policies, procedures and other matters relating to our equity incentive plans, our employee benefit and compensation plans, management development and compensation of our officers.



     Nominating and Corporate Governance Committee. Our nominating and corporate governance committee was established in June 2003 and currently consists of Ambassador Barshefsky, Dr. Hockmeyer and Mr. Pelzer. Ambassador Barshefsky serves as committee chair. The purpose of the nominating and corporate governance committee is to:


     - identify and nominate members of the board of directors;

     - develop and recommend to the board of directors a set of corporate governance principles applicable to us; and

     - oversee the evaluation of the board of directors and management.

COMPENSATION OF DIRECTORS

     Effective July 2003, we compensate each of our independent directors as follows:

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

     - $30,000 per year retainer, plus an additional $5,000 per year for each committee chaired; and

     - a stock option to purchase up to 20,000 shares of common stock upon his or her initial election to the board of directors and at each year's annual meeting after which he or she continues to serve as a director, an additional option to purchase up to 10,000 shares of common stock. The initial grant is immediately exercisable for restricted stock which vests in 36 equal monthly installments. Each annual grant is immediately exercisable for restricted stock which vests in 12 equal monthly installments.

     Upon request, directors are reimbursed for reasonable travel and other expenses incurred in attending board meetings.

     From January 2002 until July 2003, each of our independent directors was granted an option to purchase up to 60,000 shares of common stock upon his or her initial election to the board of directors. Of these shares, 30,000 shares vested on the date of grant and the remaining 30,000 shares vest in three equal annual installments commencing on the first anniversary of the date of grant.

     The exercise price of these options is equal to the fair market value of our common stock on the date of grant. Each option terminates on the earlier of ten years from the date of grant or 90 days after the optionee ceases to serve as a director, except in the case of death or disability, in which event the option terminates one year from the date of the director's death or disability.

     Drs. Gadicke and Pollard-Knight and directors who are employees of Novartis or its affiliates do not receive any cash or equity compensation for service on our board of directors. Further, directors affiliated with Novartis are not reimbursed for any expenses incurred in connection with their service on our board of directors.

     Each of the following members of our board of directors received stock options to purchase shares of our common stock in connection with his or her election to our board of directors on the date, in the amount and at the exercise price indicated below:


                                                       NUMBER OF SHARES
                                      DATE OF STOCK       UNDERLYING          EXERCISE
                NAME                  OPTION GRANT       STOCK OPTION      PRICE PER SHARE
                ----                  -------------    ----------------    ---------------
Wayne T. Hockmeyer..................  February 2002         60,000             $ 3.00
Thomas R. Hodgson...................  February 2002         60,000             $ 3.00
Charlene Barshefsky.................      June 2002         60,000             $ 3.00
Charles W. Cramb....................   October 2003         30,000             $11.50


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a director or as a member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has been employed by Idenix.

EXECUTIVE COMPENSATION

     The table below sets forth the total compensation paid or accrued for each of the fiscal years ended December 31, 2001, 2002 and 2003 to our chief executive officer, each of our other four most highly compensated executive officers and one other individual who would have been among the four most highly compensated executive officers except that he was not serving as an executive officer at December 31, 2003. We refer to these individuals in this prospectus as our named executive officers.

                           SUMMARY COMPENSATION TABLE


                                                                                              LONG-TERM
                                                     ANNUAL COMPENSATION                    COMPENSATION
                                       ------------------------------------------------   -----------------
                                                                          OTHER ANNUAL    SHARES UNDERLYING    ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR    SALARY        BONUS        COMPENSATION       OPTIONS(#)       COMPENSATION
     ---------------------------       ----    ------        -----        ------------    -----------------   ------------
Jean-Pierre Sommadossi, Ph.D. .......  2003   $381,600     $600,000(1)            --                --                --
  Chairman of the Board of Directors,  2002    323,550      150,000         $131,450(2)        100,000                --
  President and Chief Executive        2001    276,750       70,000           87,964(2)             --                --
  Officer

Nathaniel A. Brown, M.D..............  2003    251,114       80,000           21,346(3)             --                --
  Chief Medical Officer, Senior Vice   2002    238,084           --           20,991(3)          5,000                --
  President, Hepatitis Clinical        2001    216,200           --           97,144(2)        180,000                --
  Research

James J. Egan........................  2003    265,000      100,000               --                --                --
  Senior Vice President, Business and  2002    251,250       64,000               --             5,000          $900,000(4)
  Corporate Development                2001    125,000           --           21,962(2)        240,000           300,000(4)

Guy Macdonald(5).....................  2003     95,861      300,000(6)        31,851(2)        175,000
  Executive Vice President,            2002         --           --               --                --                --
  Operations                           2001         --           --               --                --                --

David M. Shlaes, M.D., Ph.D..........  2003    275,600       85,000               --                --                --
  Executive Vice President, Research   2002    144,300       76,667           92,685(2)        230,000                --
  and Development                      2001         --           --               --                --                --

John P. Dunphy(7)....................  2003    160,767           --           92,918(2)             --           461,916(8)
  Former Chief Financial Officer       2002    207,133       50,000           64,730(2)        305,000                --
                                       2001         --           --               --                --                --


---------------
 (1) Includes $400,000 bonus received upon consummation of our collaboration with Novartis. For more information regarding this bonus, please refer to "-- Employment Agreements".
 (2) Represents amounts paid for reimbursement for relocation expenses.
 (3) Represents forgiveness of principal and interest on $60,000 relocation loan. For more information regarding this loan, please refer to "Certain Relationships and Related Party Transactions -- Other Agreements and Transactions -- Relocation Loan."

 (4) Represents amounts paid to Mr. Egan pursuant to a consulting arrangement. For more information regarding the consulting arrangement, please refer to "-- Employment Agreements." Mr. Egan became an executive officer in June 2001.


 (5) Mr. Macdonald became an executive officer in September 2003. Mr. Macdonald's current annual base salary is $290,000.

 (6) Includes $200,000 sign-on bonus.
 (7) Mr. Dunphy became an executive officer in April 2002 and resigned as our chief financial officer in July 2003.
 (8) Represents amounts paid pursuant to a separation agreement. For more information regarding this separation agreement, please refer to "-- Separation Agreement."

Option Grants in Last Fiscal Year

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 2003 to each of the named executive officers.


                                                    OPTIONS GRANTS IN LAST FISCAL YEAR
                                            --------------------------------------------------    POTENTIAL REALIZABLE
                                                          PERCENT OF                                VALUE AT ASSUMED
                                            NUMBER OF    TOTAL OPTIONS                            ANNUAL RATES OF STOCK
                                            SECURITIES    GRANTED TO                             PRICE APPRECIATION FOR
                                            UNDERLYING     EMPLOYEES                                 OPTION TERM(2)
                                             OPTIONS       IN FISCAL     EXERCISE   EXPIRATION   -----------------------
                   NAME                      GRANTED         YEAR        PRICE(1)      DATE          5%          10%
                   ----                     ----------   -------------   --------   ----------       --          ---
Jean-Pierre Sommadossi....................         --           --            --           --
Nathaniel A. Brown........................         --           --            --           --
James J. Egan.............................         --           --            --           --
Guy Macdonald.............................  175,000(3)          30%       $11.50     09/08/13
David M. Shlaes...........................         --           --            --           --
John P. Dunphy............................         --           --            --           --


---------------
(1) This exercise price represents the fair market value per share of our common stock on the date of grant as determined by our board of directors.

(2) The potential realizable value is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed
    initial public offering price of $    , representing the mid-point of the
    estimated price range shown on the cover page of this prospectus, minus the applicable exercise price. These numbers are calculated based on the requirements of the Securities and Exchange Commission, or SEC, and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.


(3) This option is immediately exercisable for restricted stock and vests in 48 equal monthly installments beginning on the last day of the month in which the option grant was awarded.

Option Exercises and Fiscal Year-End Option Values


     The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. The dollar amounts set forth in the value realized column have been calculated by determining the difference between the exercise price per share and the fair market value of our common stock on the date of exercise. The dollar amounts set forth in the value of the unexercised in-the-money options at December 31, 2003 column have been calculated by determining the difference between the exercise price per share and the assumed initial public offering price of $ per share, representing the mid-point of the estimated price range shown on the cover page of this prospectus.


                         AGGREGATED OPTION EXERCISES IN
                              LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES


                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                      OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                    SHARES                       DECEMBER 31, 2003(1)          DECEMBER 31, 2003(1)
                                  ACQUIRED ON      VALUE      ---------------------------   ---------------------------
              NAME                 EXERCISE     REALIZED(2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
              ----                -----------   -----------   -----------   -------------   -----------   -------------
Jean-Pierre Sommadossi .........         --             --       29,167         70,833
Nathaniel A. Brown .............     18,125     $  259,405       73,333         93,542
James J. Egan...................         --             --        1,458          3,542
Guy Macdonald...................         --             --       14,583        160,417
David M. Shlaes ................     10,438        138,591       47,270        172,292
John P. Dunphy..................    189,679      2,525,012      115,321             --                             --


---------------
(1) Each of these options is immediately exercisable on the date of grant for shares of restricted stock which are subject to vesting over a specified period of time. The term "exercisable" in this column reflects such portion of the option that, if exercised, would be exercisable for fully vested shares of common stock.


(2) The fair market value of our common stock on the date of exercise was $16.31, based on the value of the per share consideration paid by Novartis in the May 2003 stock purchase transaction.


EMPLOYMENT AGREEMENTS

Jean-Pierre Sommadossi


     We entered into an employment agreement with Dr. Sommadossi in May 2003 with an initial term of five years. The agreement is automatically renewable after the initial term for successive one-year periods unless either party gives written notice to the other party 90 days prior to the expiration of the term. Dr. Sommadossi currently receives an annual base salary of $425,000, subject to annual increase at the discretion of our board of directors or a subcommittee of the board of directors. In addition, Dr. Sommadossi is entitled to receive an annual performance bonus of not less than 40% of his base salary, which we refer to as his target bonus amount, and not more than 200% of his target bonus amount, to be paid at the discretion of the board of directors if he achieves or surpasses performance goals established by the board of directors in consultation with our management. Under this agreement, Dr. Sommadossi also received a $400,000 cash bonus upon consummation of our collaboration with Novartis.

     Dr. Sommadossi is entitled to other benefits under this agreement, including life and disability insurance policies, each having benefits equal to $2,000,000. Dr. Sommadossi is eligible to participate in any of our equity incentive programs and has the opportunity, subject to approval of the board of directors, to be awarded annually an option to purchase 100,000 shares of our common stock which would vest over five years.

     The employment agreement also provides that if we terminate Dr. Sommadossi's employment without cause, or if Dr. Sommadossi terminates his employment for good reason, he is entitled to receive a lump-sum severance payment equal to two times his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

Additionally, if such termination occurs as set forth above or if his employment terminates due to death or disability, Dr. Sommadossi, or his estate, is entitled to receive a pro rata share of his annual performance and equity option bonuses, continued medical, dental and life insurance coverage for himself and eligible dependents for up to 24 months after termination, and all of his outstanding equity awards will become immediately vested and exercisable. Dr. Sommadossi is entitled to an additional payment of 60% of his base salary per year until he reaches age 65 in the event of disability. If within one year following a change in control of Idenix, we terminate Dr. Sommadossi's employment without cause or if he terminates his employment for good reason, he is entitled to an additional lump-sum amount equal to his base salary plus, the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

We also agreed to pay gross-up amounts on benefits received by Dr. Sommadossi under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code.

     In addition, the employment agreement includes restrictive covenants prohibiting the sale, transfer or disposition of more than 50% of the Idenix capital stock Dr. Sommadossi owned on May 8, 2003, plus shares of common stock he acquires upon exercise of stock options outstanding as of that date, until May 8, 2008, unless:

     - we terminate Dr. Sommadossi's employment without cause;

     - Dr. Sommadossi resigns for good reason; or

     - the employment termination is a result of Dr. Sommadossi's death or disability.

Nathaniel Brown

     We entered into an employment agreement with Dr. Brown in May 2003 with an initial term of five years. The agreement is automatically renewable for successive one-year periods unless either party gives written notice to the other party 90 days prior to the expiration of the term. Under the agreement, Dr. Brown currently receives an annual base salary of $252,000, subject to increase at the discretion of our board of directors or a subcommittee of the board of directors. In addition, Dr. Brown is entitled to receive an annual performance bonus of not less than 30% of his base salary, which we refer to as his target bonus amount, and not more than 200% of his target bonus amount, to be paid at the discretion of the board of directors if he achieves or surpasses performance goals established by the board of directors in consultation with our management.

     The agreement further provides that Dr. Brown is eligible to participate in any of our equity incentive programs and has the opportunity, subject to the approval of our board of directors, to be awarded annually an option to purchase 30,000 shares of our common stock which would vest over four years.

     The employment agreement also provides that if we terminate Dr. Brown's employment without cause or if Dr. Brown terminates his employment for good reason, Dr. Brown shall be entitled to receive a lump-sum payment equal to his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

Additionally, if such termination occurs as set forth above or if employment terminates due to death or disability, Dr. Brown, or his estate, is entitled to receive continued medical, dental and life insurance coverage for himself and eligible dependents for up to 12 months after termination, and all of his outstanding equity awards will become immediately vested and exercisable. Dr. Brown is also entitled to an additional payment of 60% of his base salary per year until he reaches age 65 in the event of disability. If within one year following a change in control of Idenix, we terminate Dr. Brown's employment without cause or Dr. Brown terminates his employment for good reason, he is entitled to an additional lump-sum amount equal to his base salary plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

We also agreed to pay gross-up amounts on benefits received by Dr. Brown under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code.

     In addition, the employment agreement includes restrictive covenants prohibiting the sale, transfer or disposition of more than 50% of the Idenix capital stock Dr. Brown owned on May 8, 2003, plus shares of common stock Dr. Brown acquires upon exercise of stock options outstanding as of that date, until May 8, 2008, unless:

     - we terminate Dr. Brown's employment without cause;

     - Dr. Brown resigns for good reason; or

     - the employment termination is a result of Dr. Brown's death or disability.

James Egan

     We entered into an employment agreement with Mr. Egan in May 2003 with an initial term of five years. The agreement is automatically renewable for successive one-year periods unless either party gives written notice to the other party 90 days prior to the expiration of the term. Under the agreement, Mr. Egan currently receives an annual base salary of $265,000, subject to increase at the discretion of our board of directors or a subcommittee of the board of directors. In addition, Mr. Egan is entitled to receive an annual performance bonus of not less than 30% of his base salary, which we refer to as his target bonus amount, and not more than 200% of his target bonus amount, to be paid at the discretion of the board of directors if he achieves or surpasses performance goals established by the board of directors in consultation with our management.

     The agreement further provides that Mr. Egan is eligible to participate in any of our equity incentive programs and shall have an opportunity, subject to the approval of our board of directors, to be awarded annually an option to purchase 30,000 shares of our common stock which would vest over four years.

     The employment agreement also provides that if we terminate Mr. Egan's employment without cause or if Mr. Egan terminates his employment for good reason, he is entitled to receive a lump-sum payment equal to his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

Additionally, if such termination occurs as set forth above or if employment terminates due to death or disability, Mr. Egan, or his estate, is entitled to receive continued medical, dental and life insurance coverage for himself and eligible dependents for up to 12 months after termination, and all of his outstanding equity awards will become immediately vested and exercisable. Mr. Egan is also entitled to an additional payment of 60% of his base salary per year until he reaches age 65 in the event of disability. If within one year following a change in control of Idenix, we terminate Mr. Egan's employment without cause or Mr. Egan terminates his employment for good reason, he is entitled to an additional lump-sum amount equal to his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

We also agreed to pay gross-up amounts on benefits received by Mr. Egan under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code.

     In addition, the employment agreement includes restrictive covenants prohibiting the sale, transfer or disposition of more than 50% of the Idenix capital stock Mr. Egan owned on May 8, 2003, plus shares of common stock Mr. Egan acquires upon exercise of stock options outstanding as of that date, until May 8, 2008, unless:

     - we terminate Mr. Egan's employment without cause;

     - Mr. Egan resigns for good reason; or

     - the employment termination is a result of Mr. Egan's death or disability.

     Prior to Mr. Egan becoming an executive officer in August 2001, Mr. Egan performed consulting services for us under a letter agreement, dated April 24, 2000. Under the terms of that agreement, we paid Mr. Egan $1,200,000 for services he rendered in connection with our negotiation and consummation of collaboration agreements with Sumitomo relating to the development and commercialization of our HBV and HCV drug candidates in Japan, China, Taiwan and South Korea.

      Guy Macdonald


     We entered into an employment agreement with Mr. Macdonald in July 2003 with an initial term of three years. The agreement is automatically renewable for successive one-year periods unless either party gives written notice to the other party 90 days prior to the expiration of the term. Under the agreement, Mr. Macdonald currently receives an annual base salary of $290,000, subject to increase at the discretion of our board of directors. In addition, Mr. Macdonald is entitled to receive an annual performance bonus of not less than 30% of his base salary, which we refer to as his target bonus amount, and not more than 200% of his target bonus amount, to be paid at the discretion of our board of directors if he achieves or surpasses performance goals established by the board of directors in consultation with our management. For the year ending December 31, 2003, Mr. Macdonald is entitled to receive a bonus of $100,000. In addition, Mr. Macdonald received a $200,000 sign-on bonus upon entering into the employment agreement. If Mr. Macdonald's employment is terminated prior to September 2, 2005 other than by us without cause, by Mr. Macdonald for good reason or as a result of death or disability, Mr. Macdonald is obligated to repay to us a prorated portion of this sign-on bonus. In addition, we are required to reimburse Mr. Macdonald for his expenses incurred in connection with his relocation to Massachusetts, including up to $25,000 in relocation expenses, up to 6% of real estate commissions incurred, 90 days temporary housing, and such amounts required to gross up these expenses for tax purposes. Mr. Macdonald was reimbursed $31,851 for relocation expenses incurred in 2003. Mr. Macdonald is entitled to other benefits under the agreement, including a life insurance policy with an aggregate benefit equal to $1,000,000.

     Under the agreement, Mr. Macdonald was granted an option to purchase 175,000 shares of our common stock which vests over four years. The agreement further provides that Mr. Macdonald is eligible to participate in any of our equity incentive programs and has the opportunity, subject to the approval of our board of directors, to be awarded annually an option to purchase 30,000 shares of our common stock which would vest over four years.

     The employment agreement also provides that if we terminate Mr. Macdonald's employment without cause or if Mr. Macdonald terminates his employment for good reason, Mr. Macdonald is entitled to receive a lump-sum payment equal to his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

Additionally, if such termination occurs as set forth above or if employment terminates due to death or disability, Mr. Macdonald, or his estate, is entitled to receive continued medical dental and life insurance coverage for himself and eligible dependents for up to 12 months after termination, and all of his outstanding equity awards will become immediately vested. Additionally, if we elect not to extend Mr. Macdonald's employment agreement beyond its initial term, the option to purchase 175,000 shares of our common stock awarded to Mr. Macdonald at the commencement of his employment will become immediately vested and exercisable for a period of 15 months following the date of employment termination. In the event of his disability, Mr. Macdonald is entitled to an additional payment of 60% of his base salary per year until he reaches age 65. If within one year following a change in control of Idenix, we terminate Mr. Macdonald's employment without cause or Mr. Macdonald terminates his employment for good reason, he is entitled to an additional lump-sum amount equal to his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

We also agreed to pay gross-up amounts on benefits received by Mr. Macdonald under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code.

David Shlaes

     We entered into an employment agreement with Dr. Shlaes in May 2003 with an initial term of five years. The agreement is automatically renewable for successive one-year periods unless either party gives written notice to the other party 90 days prior to the expiration of the term. Under the agreement, Dr. Shlaes currently receives an annual base salary of $276,000, subject to increase at the discretion of our board of directors or a subcommittee of the board of directors. In addition, Dr. Shlaes is entitled to receive an annual performance bonus of not less than 30% of his base salary, which we refer to as his target bonus amount, and not more than 200% of his target bonus amount, to be paid at the discretion of the board of directors if he achieves or surpasses performance goals established by the board of directors in consultation with our management.

     The agreement further provides that Dr. Shlaes is eligible to participate in any of our equity incentive programs and has the opportunity, subject to the approval of our board of directors, to be awarded annually an option to purchase 30,000 shares of our common stock which would vest over four years.

     The employment agreement also provides that if we terminate Dr. Shlaes' employment without cause or if Dr. Shlaes terminates his employment for good reason, Dr. Shlaes shall be entitled to receive a lump-sum payment equal to his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

Additionally, if such termination occurs as set forth above or if employment terminates due to death or disability, Dr. Shlaes, or his estate, is entitled to receive continued medical, dental and life insurance coverage for himself and eligible dependents for up to 12 months after termination, and all of his outstanding equity awards will become immediately vested and exercisable. Dr. Shlaes is also entitled to an additional payment of 60% of his base salary per year until he reaches age 65 in the event of disability. If within one year following a change in control of Idenix, we terminate Dr. Shlaes' employment without cause or Dr. Shlaes terminates his employment for good reason, he is entitled to an additional lump-sum amount equal to his base salary plus, the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

We also agreed to pay gross-up amounts on benefits received by Dr. Shlaes under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code.

     In addition, the employment agreement includes restrictive covenants prohibiting the sale, transfer or disposition of more than 50% of the Idenix capital stock Dr. Shlaes owned on May 8, 2003, plus shares of common stock Dr. Shlaes acquires upon exercise of stock options outstanding as of that date, until May 8, 2008, unless:

     - we terminate Dr. Shlaes' employment without cause;

     - Dr. Shlaes resigns for good reason; or

     - the employment termination is a result of Dr. Shlaes' death or disability.

SEPARATION AGREEMENT


     In July 2003, we entered into a separation agreement with John P. Dunphy, our former chief financial officer. Under this agreement, Mr. Dunphy received a severance payment equal to $461,916, which represented Mr. Dunphy's annual base salary from the date of employment termination through July 31, 2004, the portion of Mr. Dunphy's signing bonus not previously paid and the expected target bonus Mr. Dunphy would have received for 2003 had he remained employed by us. In addition, we agreed that Mr. Dunphy's vested options to purchase an aggregate of 115,321 shares of our common stock would remain exercisable until July 31, 2004.


EMPLOYEE BENEFIT PLANS


     1998 Equity Incentive Plan. Our 1998 equity incentive plan was initially adopted by our board of directors and approved by our stockholders in June 1998. As of April 30, 2004, an aggregate of 5,068,966 shares of common stock had been authorized for issuance under this plan, of which options to purchase an aggregate of 3,071,727 shares of common stock were outstanding at a weighted average exercise price of $6.48 per share and 243,190 shares were available for future grant.


     This plan provides for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Internal Revenue Code, non-statutory stock options and restricted stock awards.

     Our employees, officers, directors, consultants and advisors are eligible to receive awards under this plan. Under present law, however, incentive stock options may only be granted to our employees.

     Optionees receive the right to purchase a specified number of shares of common stock at a specified option price, subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted to optionees holding more than 10% of the voting power of all shares of our capital stock at an exercise price less than 110% of the fair market value of our common stock on the date of grant. The plan permits our board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check, surrender to us of shares of common stock, delivery of an irrevocable undertaking from a broker to pay the exercise price in connection with a cashless exercise, or by any combination of the permitted forms of payment.

     Our board of directors, through the compensation committee, administers the plan. The committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan. The committee selects the recipients of awards and determines:

     - the number of shares of common stock covered by options;

     - the duration of options;

     - the conditions and limitations applicable to the exercise of options; and

     - the number of shares of common stock subject to restricted stock and the terms and conditions of such awards.

     No awards may be granted under the plan after June 29, 2008, but the vesting and effectiveness of awards granted prior to June 29, 2008 may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the plan.

     In the event of a merger or consolidation resulting in our stockholders holding less than 50% of the outstanding voting securities of the resulting corporation, sale of all or substantially all our assets or the liquidation of Idenix, our board of directors is authorized, in its discretion, to take one or more of the following actions:

     - provide for outstanding options to be assumed or substituted for by the acquiror;

     - if holders of common stock will receive a cash payment for each share surrendered in such an event, to provide for a cash payment to the optionees in accordance with the terms of the plan;

     - provide that all unexercised options will become exercisable in full prior to the completion of such event and that such options will terminate if not exercised prior to such time; and

     - provide that all restricted stock awards then outstanding will become free of all restrictions prior to the consummation of an acquisition event.


     2004 Stock Incentive Plan. Our 2004 stock incentive plan was initially adopted by our board of directors in February 2004 and by our stockholders in
          2004. Upon adoption, 800,000 shares of our common stock were authorized for issuance under the 2004 stock incentive plan, none of which are issued or outstanding.



     The 2004 stock incentive plan provides for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, non-statutory stock options and restricted stock. The 2004 stock incentive plan also provides for the grant of stock appreciation rights and other stock-based awards as our board of directors may determine. Of the 800,000 shares of our common stock reserved for issuance under the 2004 stock incentive plan, not more than 300,000 shares may be issued pursuant to awards other than stock options and stock appreciation rights.



     Participants eligible to receive awards under the 2004 stock incentive plan include our employees, officers, directors, consultants and advisors. Under present law, incentive stock options, however, may only be granted to our employees.



     Under the 2004 stock incentive plan, optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. Pursuant to the 2004 stock incentive plan, option exercise prices must be equal to or greater than the fair market value on the date of grant. Under present law, incentive stock options may not be granted to optionees holding more than 10% of the voting power of all shares of our capital stock at an exercise price less than 110% of the fair market value of our common stock on the date of grant.



     Options may be exercised under the 2004 stock incentive plan as provided by the board of directors, including through payment by cash, check, surrender to us of shares of common stock owned for at least six months, or by any combination of the permitted forms of payment. In addition, at the discretion of the board of directors, under the 2004 stock incentive plan, options may be exercised by delivery to us of an irrevocable undertaking of a creditworthy broker to promptly deliver the exercise price and any required tax withholding to us.



     Our board of directors, through the compensation committee, administers the 2004 stock incentive plan. The committee has the authority to grant awards, including awards to executive officers, and to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret the provisions of the plan. In addition, under our 2004 stock incentive plan, our board of directors may delegate authority to one or more committees or subcommittees. Subject to any applicable limitations contained in the plan, the compensation committee, or if applicable, one or more of its committees or subcommittees to whom authority has been granted, selects the recipients of awards and determines:



     - the number of shares of common stock covered by options and the dates upon which such options become exercisable;



     - the duration of options;



     - the conditions and limitations applicable to the exercise of each option; and



     - the number of shares of common stock subject to any award of restricted shares of our common stock or other stock-based awards, and the terms and conditions of such awards.



     Under the terms of the 2004 stock incentive plan, the compensation committee may amend, modify or terminate outstanding options or other awards, or cancel any such options and make grants substituting in place thereof new options or other awards of the same or different type, with or without changes to the dates of exercise or realization.



     Pursuant to its terms, no awards may be granted under the 2004 stock incentive plan after February 19, 2014, but the vesting and effectiveness of awards previously granted may extend beyond that date.



     Our board of directors may at any time modify, amend, suspend or terminate the 2004 stock incentive plan. However, if the board of directors determines such modification or amendment requires stockholder approval, the modification or amendment shall be subject to obtaining such stockholder approval.



     Our 2004 stock incentive plan provides that in the event of a reorganization event, as defined in the plan, the board of directors will take any one or more of the following actions:



     - provide for outstanding options or other awards to be assumed or substituted for by the acquiring or succeeding entity;



     - provide that unexercised options or other awards will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless previously exercised;



     - provide that outstanding awards shall become realizable or deliverable, or restrictions applicable to an award shall lapse; and



     - provide for per share cash payment to the optionees equal to the cash per share received by the holders of common stock less the exercise price per share of such option or other award.

401(K) PLAN

     Our employee savings and retirement plan is intended to be qualified under
Section 401 of the Internal Revenue Code. Our U.S. employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and contribute the amount of such reduction to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors. To date, we have not made any matching contributions to the 401(k) plan.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Since January 1, 2001, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent of our voting securities and their affiliates.

TRANSACTIONS WITH NOVARTIS

      Stock Purchase Agreement

     Under the stock purchase agreement entered into on March 21, 2003, Novartis purchased approximately 54% of our outstanding capital stock from our stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if we achieve predetermined development milestones with respect to an HCV drug candidate. The future contingent payments are payable in cash or, under certain circumstances, Novartis AG American Depository Shares. Currently, Novartis and its affiliate, Novartis BioVentures, which was an existing stockholder at the time of the Novartis stock purchase, collectively own approximately 57% of our outstanding common stock. Novartis BioVentures did not participate in the stock purchase transaction which closed on May 8, 2003. For additional discussion, see "Relationship with Novartis -- Stock Purchase Agreement."

     The following table summarizes the participation in the sale of shares of our capital stock to Novartis of persons and entities, other than Novartis, who are our executive officers, directors or holders of more than five percent of our voting securities, in each case where the value exceeded $60,000.


                                                                      AGGREGATE
                       NAME                          SHARES SOLD    SALES PROCEEDS
                       ----                          -----------    --------------
MPM Capital L.P. affiliated funds(1)...............   8,727,891      $113,150,203
Jean-Pierre Sommadossi(2)..........................     791,260        10,258,059
David M. Shlaes ...................................      10,438           135,320
Nathaniel A. Brown.................................      18,125           234,976
Andrea J. Corcoran.................................      28,063           363,815
James J. Egan......................................      24,125           312,762
Charlene Barshefsky................................      18,657           241,873
Wayne T. Hockmeyer.................................       8,292           107,499
Thomas R. Hodgson..................................      24,876           322,498
                                                     ----------      ------------
Total..............................................   9,651,727      $125,127,005
                                                     ==========      ============


---------------
(1) Represents 7,820,197 shares of capital stock sold for $101,382,668 by BB BioVentures L.P., or BB BioVentures, 680,134 shares of capital stock sold for $8,817,399 by MPM BioVentures Parallel Fund, L.P. or Parallel Fund, 98,891 shares of capital stock sold for $1,282,044 by MPM Asset Management Investors 1998 LLC, or Investor's Fund, and 128,669 shares of capital stock sold for $1,668,092 by MPM Asset Management LLC, or MPM Asset Management. Each of these funds is affiliated with MPM Capital L.P., or MPM Capital. Dr. Ansbert Gadicke, vice chairman of our board of directors, is chairman of the board and president of Medical Portfolio Management, LLC, the general partner of MPM Capital.


(2) Includes 186,570 shares sold by the Jean-Pierre Sommadossi 1998 Irrevocable Trust and 62,190 shares sold by the Jean-Pierre Sommadossi 2002 Qualified Annuity Trust.


      Other Agreements with Novartis

     Development, License and Commercialization Agreement. In May 2003, we entered into the development agreement with Novartis with respect to the worldwide development and commercialization of our drug candidates. Novartis acquired an exclusive license to our lead HBV drug candidates and an option to obtain an exclusive license to our HCV and other drug candidates.

     Novartis paid us a license fee of $75 million, net of payments of principal and accrued interest on the credit agreement described below, for our lead HBV drug candidates and agreed to provide full development funding for these HBV drug candidates. Novartis also agreed to pay us up to $35 million upon the achievement of regulatory approval milestones relating to these HBV drug candidates and additional milestone payments upon achievement of predetermined sales levels.


     If Novartis exercises the option to acquire an exclusive license to NM 283, it would be required to pay us up to $525 million in license fees and regulatory milestone payments relating to NM 283, as well as additional milestone payments based upon achievement of predetermined sales levels. Novartis would be solely responsible for development expenses for NM 283, and, if NM 283 fails to obtain regulatory approval in the U.S., any replacement HCV drug candidate it chooses to license from us, up to a predetermined maximum for such replacement HCV drug candidate. Any development expense payments for any replacement HCV drug candidate would be credited against the first sales milestone payment payable by Novartis to us for our initial HCV product. In April 2004, based upon the antiviral efficacy and safety results from our phase I/II clinical trial of NM 283, we notified Novartis that the $25 million milestone relating to the antiviral efficacy and safety of NM 283 had been met. This milestone was achieved when the data from the phase I/II clinical trial demonstrated for patients in the group receiving the highest dose of NM 283 a mean reduction of
1.1 log(10), or a 92% reduction, in serum viral levels of patients infected with HCV and when NM 283 was determined to be safe based upon the satisfaction of certain regulatory standards in the U.S., the U.K., France, Germany, Italy and Spain necessary to advance NM 283 into phase IIb clinical trials.


     Novartis also has the option to obtain an exclusive license to other drug candidates we develop and to certain drug candidates we license in from third parties. Novartis would be primarily responsible for the development expenses for any other drug candidate for which it exercises its option.


     With Novartis, we will co-promote or co-market in the U.S., the U.K., France, Germany, Italy and Spain all products Novartis licenses from us. Novartis has the exclusive right to promote and market these products in the rest of the world. We will share equally with Novartis the net benefit of product sales in the countries in which we co-promote or co-market products within three years after the product launch in the specific country. In other countries, we will sell the licensed products to Novartis under the terms of the supply agreement.


     Master Manufacturing and Supply Agreement. We also entered into the supply agreement with Novartis in May 2003 pursuant to which our subsidiary, Idenix Cayman, appointed Novartis to manufacture or have manufactured the clinical supply of the API for each drug candidate selected under the development agreement and certain other drug candidates. The cost of the clinical supply will be treated as a development expense, to be allocated in accordance with the development agreement. Subject to the approval of a joint committee established by Idenix and Novartis, Idenix Cayman will appoint Novartis or a third party to manufacture the commercial supply of the API based on a competitive bid process under which Novartis has the right to match the best third-party bid. Our failure to obtain the relevant committee's prior approval of our actions with respect to the bid process will be a material breach of the supply agreement. Novartis will perform the finishing and packaging of the APIs into the final form for sale.

     Idenix Cayman will pay Novartis for manufacturing the commercial supply of API, if Novartis manufactures the API, and finishing and packaging the products. Novartis will pay to Idenix Cayman a transfer price based on net sales of the products sold outside the co-commercialization countries. The parties will negotiate the transfer prices for the products, including, in some circumstances, the interferon, to be sold in the co-commercialization countries.

     Stockholders' Agreement. We also entered into a stockholders' agreement in May 2003, which we are amending and restating effective upon the closing of this offering. The amended and restated stockholders' agreement provides for, among other things, registration rights and stock purchase rights in favor of Novartis and our larger existing stockholders, as well as the right of Novartis to approve specified material activities of Idenix and covenants among us, Novartis and substantially all of our existing stockholders.


     For a more complete description of the development agreement, the supply agreement and the stockholders' agreement, see "Relationship with Novartis."


     Other Agreements. As an inducement to Novartis' purchase of our capital stock, we agreed that, until such time as Novartis and its affiliates own less than 50% of our voting stock, Novartis' consent is required for the selection and appointment of our chief financial officer. If in Novartis' reasonable judgment our chief financial officer is not satisfactorily performing his duties, we are required to terminate the employment of our chief financial officer.


     Employment Agreements. Upon the closing of the Novartis transaction we entered into employment agreements with our executive officers. In addition, we paid Dr. Sommadossi a lump sum cash bonus of $400,000. For a further description of this bonus payment, see "Management -- Employment Agreements" and "-- Employment Agreements."

     Credit Agreement. On March 24, 2003, Novartis provided us with a senior secured loan in the amount of $25 million in order to provide us with interim financing until the closing of the Novartis transaction. This loan accrued interest at a per annum rate equal to the 12-month LIBOR rate then in effect plus one percent. Upon consummation of the Novartis transaction on May 8, 2003, the loan was repaid in full when Novartis paid to us the $75 million license fee under the development agreement offset by $25.075 million, representing principal and interest outstanding under the loan.

PREFERRED STOCK AND COMMON STOCK WARRANT ISSUANCES

     From April 2001 through June 2001, we issued and sold an aggregate of 8,888,890 shares of series C convertible preferred stock and warrants to purchase an aggregate of 5,333,332 shares of our common stock, for an aggregate purchase price of $44 million.

     On May 8, 2003, upon the closing of the Novartis transaction, each outstanding share of our series C convertible preferred stock converted into one share of our common stock and all outstanding warrants to purchase shares of our common stock terminated.

     The following table summarizes the participation of persons and entities who are our directors or holders of more than five percent of our voting securities in the preferred stock and warrant transactions described above where the value of the director's or stockholder's transaction exceeded $60,000. None of our executive officers participated in this transaction.

                                             SERIES C        COMMON
                                            CONVERTIBLE      STOCK       AGGREGATE
                                             PREFERRED     UNDERLYING     PURCHASE
                   NAME                        STOCK        WARRANTS       PRICE
                   ----                     -----------    ----------    ---------
MPM Capital L.P. affiliated funds(1)......     808,081       484,849     $4,000,000
Novartis BioVentures Ltd.(2)..............   1,010,101       606,061      5,000,000
                                             ---------     ---------     ----------
Total.....................................   1,818,182     1,090,910     $9,000,000
                                             =========     =========     ==========

---------------
(1) Represents 694,142 shares of series C convertible preferred stock and warrants to purchase 416,485 shares of our common stock purchased by BB BioVentures, 104,646 shares of series C convertible preferred stock and warrants to purchase 62,788 shares of our common stock purchased by Parallel Fund and 9,293 shares of series C convertible preferred stock and warrants to purchase 5,576 shares of our common stock purchased by Investor's Fund. Each of these funds is affiliated with MPM Capital. Dr. Ansbert Gadicke, vice chairman of our board of directors, is chairman of the board and president of Medical Portfolio Management LLC, the general partner of MPM Capital.


(2) Novartis BioVentures is an indirect wholly-owned subsidiary of Novartis AG, the direct parent entity of Novartis, a 54% stockholder of Idenix. Mr. Ebeling, one of our directors, serves as chief executive officer of the Novartis Pharmaceuticals Division, an affiliate of Novartis, and Mr. Pelzer, also one of our directors, serves as general counsel to Novartis Pharmaceuticals Division.


SERIES C CUMULATIVE DIVIDEND

     Under the terms of our certificate of incorporation in effect immediately prior to the closing of the Novartis transaction, holders of our series C convertible preferred stock were entitled to an annual 8% cumulative dividend, compounded quarterly. This dividend was paid in shares of common stock upon conversion of the series C convertible preferred stock immediately prior to the consummation of the Novartis transaction, resulting in the issuance of 1,537,725 shares of our common stock. The following table summarizes the shares of common stock received by persons and entities who are our directors or holders of more than five percent of our voting securities upon payment of this dividend. None of our executive officers received this dividend.

                                                                 COMMON STOCK
                                                              RECEIVED IN PAYMENT
                            NAME                                  OF DIVIDEND
                            ----                              -------------------
MPM Capital L.P. affiliated funds(1)........................        141,593
Novartis BioVentures Ltd.(2)................................        176,992
                                                                    -------
Total.......................................................        318,585
                                                                    =======

---------------
(1) Represents 121,629 shares paid to BB BioVentures, 18,336 shares paid to Parallel Fund and 1,628 shares paid to Investor's Fund. Each of these funds is affiliated with MPM Capital. Dr. Ansbert Gadicke, vice chairman of our board of directors, is chairman of the board and president of Medical Portfolio Management LLC, the general partner of MPM Capital.


(2) Novartis BioVentures is an indirect wholly-owned subsidiary of Novartis AG, the direct parent entity of Novartis, a 54% stockholder of Idenix. Mr. Ebeling, one of our directors, serves as chief executive officer of the Novartis Pharmaceuticals Division, an affiliate of Novartis, and Mr. Pelzer, also one of our directors, serves as general counsel to Novartis Pharmaceuticals Division.


EMPLOYMENT AGREEMENTS

      Andrea Corcoran


     We entered into an employment agreement with Ms. Corcoran in May 2003 with an initial term of five years. The agreement is automatically renewable for successive one-year periods unless either party gives written notice to the other party 90 days prior to the expiration of the term. Ms. Corcoran currently receives an annual base salary of $260,000, subject to increase at the discretion of our board of directors or a subcommittee of the board of directors. In addition, Ms. Corcoran is entitled to receive an annual performance bonus of not less than 30% of her base salary, which we refer to as her target bonus amount, and not more than 200% of her target bonus amount, to be paid at the discretion of the board of directors if she achieves or surpasses performance goals established by the board of directors in consultation with our management.


     The agreement further provides that Ms. Corcoran is eligible to participate in any of our equity incentive programs and has the opportunity, subject to the approval of our board of directors, to be awarded annually an option to purchase 30,000 shares of our common stock which would vest over four years.

     The employment agreement also provides that if we terminate Ms. Corcoran's employment without cause or if Ms. Corcoran terminates her employment for good reason, she is entitled to receive a lump-sum payment equal to her base salary, plus the greater of:

     - her target bonus amount; or

     - the bonus she earned for the year preceding the year in which the termination occurs.

Additionally, if such termination occurs as set forth above or if employment terminates due to death or disability, Ms. Corcoran, or her estate, is entitled to receive continued medical, dental and life insurance coverage for herself and eligible dependents for up to 12 months after termination, and all of her outstanding equity awards will become immediately vested and exercisable. Ms. Corcoran is also entitled to an additional payment of 60% of her base salary per year until she reaches age 65 in the event of disability. If within one year following a change in control of Idenix, we terminate Ms. Corcoran's employment without cause or Ms. Corcoran terminates her employment for good reason, she is entitled to an additional lump-sum amount equal to her base salary, plus the greater of:

     - her target bonus amount; or

     - the bonus she earned for the year preceding the year in which the termination occurs.

We also agreed to pay gross-up amounts on benefits received by Ms. Corcoran under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code.

     In addition, the employment agreement includes restrictive covenants prohibiting the sale, transfer or disposition of more than 50% of the Idenix capital stock Ms. Corcoran owned on May 8, 2003, plus shares of common stock Ms. Corcoran acquires upon exercise of stock options outstanding as of that date, until May 8, 2008, unless:

     - we terminate Ms. Corcoran's employment without cause;

     - Ms. Corcoran resigns for good reason; or

     - the employment termination is a result of Ms. Corcoran's death or disability.

      David Arkowitz


     We entered into an employment agreement with Mr. Arkowitz in December 2003 with an initial term of three years. The agreement is automatically renewable for successive one-year periods unless either party gives written notice to the other party 120 days prior to the expiration of the term. Under the agreement, Mr. Arkowitz currently receives an annual base salary of $290,000, subject to increase at the discretion of our board of directors. In addition, Mr. Arkowitz is entitled to receive an annual performance bonus of not less than 30% of his base salary, which we refer to as his target bonus amount, and not more than 200% of his target bonus amount to be paid at the discretion of our board of directors if he achieves or surpasses performance goals established by the board of directors in consultation with our management. Mr. Arkowitz is entitled to receive a $200,000 sign-on bonus within 90 days of entering into the employment agreement. If Mr. Arkowitz' employment is terminated prior to December 1, 2005 other than by us without cause or by Mr. Arkowitz for good reason, Mr. Arkowitz is obligated to pay us a prorated portion of this sign-on bonus. In addition, we are required to reimburse Mr. Arkowitz for his expenses incurred in connection with his relocation to Massachusetts, including up to $25,000 in relocation expenses, up to 6% of real estate commissions incurred, 90 days temporary housing, and such amounts required to gross up these expenses for tax purposes.

     Under the agreement, Mr. Arkowitz was granted an option to purchase 175,000 shares of our common stock which vests over four years. The agreement further provides that Mr. Arkowitz is eligible to participate in any of our long-term equity incentive programs and has the opportunity, subject to the approval of our board of directors, to be awarded annually an option to purchase at least 30,000 shares of our common stock which would vest over four years.

     The employment agreement also provides that if we terminate Mr. Arkowitz' employment without cause, or if Mr. Arkowitz terminates his employment for good reason, he is entitled to receive any unpaid portion of his sign-on bonus, as well as a lump-sum payment equal to his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs, which we refer to as the termination payment.

Additionally, if such termination occurs as set forth above or if employment terminates due to death or disability, Mr. Arkowitz shall receive continued medical, dental, and life insurance coverage for himself and eligible dependents for up to 12 months after termination, and all of his outstanding equity awards will become immediately vested and exercisable for a period of two years following the date of employment termination. Mr. Arkowitz is entitled to an additional payment of 60% of his base salary per year until he reaches age 65 in the event of disability. In the event of termination of employment as a result of death or disability following which Mr. Arkowitz dies within the six-month period following employment termination as a result of the condition resulting in the disability, his estate is entitled to a payment equal to one-half of his termination payment. Additionally, if we elect not to extend Mr. Arkowitz's employment agreement beyond its initial term, the option to purchase 175,000 shares of our common stock awarded to Mr. Arkowitz at the commencement of his employment will become immediately vested and exercisable for a period of 15 months following the date of employment termination. If within one year following a change in control of Idenix, we terminate Mr. Arkowitz' employment without cause or Mr. Arkowitz terminates his employment for good reason, he shall be entitled to an additional lump-sum amount equal to his base salary, plus the greater of:

     - his target bonus amount; or

     - the bonus he earned for the year preceding the year in which the termination occurs.

We also agreed to pay gross-up amounts on benefits received by Mr. Arkowitz under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code.

     In May 2003, we also entered into employment agreements with Drs. Sommadossi, Brown and Shlaes and Mr. Egan. In July 2003, we entered into an employment agreement with Mr. Macdonald and a separation agreement with Mr. Dunphy. For a further description of these agreements, see
"Management -- Employment Agreements" and "Management -- Separation Agreement."

OTHER AGREEMENTS AND TRANSACTIONS

TherapX License Agreement

     On June 20, 1998, we entered into a license agreement with TherapX and Raymond Schinazi, one of our founders, with respect to certain intellectual property relating to a proprietary method to enhance the antiviral activity of certain HIV protease inhibitors. Dr. Sommadossi, our chief executive officer and chairman of our board of directors, holds approximately 70% of the outstanding capital stock of, and is a managing member of, TherapX. In addition to an initial license fee of $100,000, of which we paid $50,000 to TherapX and $50,000 to Dr. Schinazi, we are obligated to pay to each of TherapX and Dr. Schinazi additional cash payments of up to $650,000 if we achieve predetermined milestones with respect to the licensed technology. Moreover, we will also be required to make royalty payments to TherapX and Dr. Schinazi on all sales of our products that utilize the technology covered by the license agreement. To date, we have not made, nor are we currently obligated for, any royalty or milestone payments under this license agreement.

Pharmasset License Agreement

     In June 1998, we entered into a license agreement with Pharmasset, Ltd., which was subsequently amended in August 1999, with respect to the use of specified intellectual property relating to the use of specified nucleosides as antiviral agents. We terminated this license agreement on April 28, 2002. Under the terms of that agreement, we paid to Pharmasset an initial license fee of $500,000 and purchased 1,000,000 shares of Pharmasset common stock for an additional $1,000,000. We did not make any milestone or other performance payments to Pharmasset under the agreement, and we have no future obligations under the agreement to make any such payments to Pharmasset. In April 2000, we sold 500,000 shares of Pharmasset common stock back to Pharmasset for an aggregate amount of $1,845,000. Dr. Schinazi, one of our founders, is a founder and director of Pharmasset. Ansbert Gadicke, vice chairman of our board of directors, and Alexandra Goll, a former member of our board of directors, are both directors of Pharmasset.

Relocation Loan


     In February 2001, we loaned $60,000 to Nathaniel Brown, one of our executive officers, in connection with his relocation to Massachusetts upon commencing employment with us. The loan earned interest at the applicable federal rate in effect at the time of the loan and was forgiven in three equal annual installments beginning in February 2002 and ending in February 2004. There are no amounts outstanding on this loan.


REGISTRATION RIGHTS


     As of April 30, 2004, the holders of 31,318,213 shares of our common stock are entitled to cause us to register their shares or participate in a registration by us under the Securities Act. These rights are provided under the terms of the stockholders' agreement. These holders include the following directors, officer and holders of more than five percent of our voting securities and their affiliates:


                                                                  NUMBER OF
                       NAME OF HOLDER                         REGISTRABLE SHARES
                       --------------                         ------------------
Novartis AG(1)..............................................      20,856,631
MPM Capital L.P. affiliated funds(2)........................       5,228,134
Jean-Pierre Sommadossi......................................         100,000
                                                                  ----------
Total.......................................................      26,184,765
                                                                  ==========

---------------
(1) Represents 19,669,538 shares held by Novartis, a direct, wholly-owned subsidiary of Novartis AG, and 1,187,093 shares held by Novartis BioVentures, an indirect wholly-owned subsidiary of Novartis AG. Mr. Ebeling, one of our directors, serves as chief executive officer of the Novartis Pharmaceuticals Division, an affiliate of Novartis, and Mr. Pelzer, also one of our directors, serves as general counsel to Novartis Pharmaceuticals Division.

(2) Represents 4,754,505 shares held by BB BioVentures, 413,506 shares held by Parallel Fund, and 60,123 shares held by Investor's Fund. Each of these funds is affiliated with MPM Capital. Dr. Ansbert Gadicke, vice chairman of our board of directors, is chairman of the board and president of Medical Portfolio Management, LLC, the general partner of MPM Capital.

     For a complete description of the registration rights, see "Description of Capital Stock -- Registration Rights."

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information regarding the ownership of our common stock as of April 30, 2004 by:


     - each of our directors and the named executive officers;

     - each person or group of affiliated persons known to us to be the beneficial owners of more than five percent of the outstanding shares of our common stock;

     - all of our executive officers and directors as a group; and

     - each of the selling stockholders, which consists of the entities and individuals shown as having "Shares Being Offered."


     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares of our common stock. Shares of our common stock issuable under stock options that are exercisable within 60 days after April 30, 2004 are deemed outstanding for computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.



     Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, to our knowledge, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 36,651,910 shares outstanding as of April 30, 2004. Except as shown otherwise in the table, the address of each stockholder listed is in care of Idenix Pharmaceuticals, Inc., 60 Hampshire Street, Cambridge, Massachusetts 02139.



                                      BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                        PRIOR TO OFFERING                         AFTER OFFERING
        NAME AND ADDRESS OF          -----------------------      SHARES       ---------------------
         BENEFICIAL OWNER              SHARES     PERCENTAGE   BEING OFFERED    SHARES    PERCENTAGE
        -------------------            ------     ----------   -------------    ------    ----------
Novartis AG(1).....................  20,856,631      56.9%            --                         %
  Lichstrasse 35
  CH-4002 Basel
  Switzerland
MPM Capital L.P. affiliated
  funds(2).........................   5,306,362      14.5%                                       %
  111 Huntington Avenue
  Boston, Massachusetts 02199
Jean-Pierre Sommadossi(3)..........   2,508,740       6.8%            --                         %
Nathaniel Brown(4).................     196,875         *             --
James J. Egan(5)...................     250,875         *             --
Guy Macdonald(4)...................     205,000         *             --
David M. Shlaes(4).................     249,562         *             --
John P. Dunphy(4)..................     115,321         *             --
Charlene Barshefsky(6).............      41,343         *             --
Charles W. Cramb(4)................      30,000        --             --
Thomas Ebeling.....................          --        --             --
Ansbert Gadicke(7).................   5,306,362      14.5%            --                         %
Wayne T. Hockmeyer.................      11,708         *             --
Thomas R. Hodgson..................      35,124         *             --
Robert E. Pelzer...................          --        --             --
Denise Pollard-Knight..............          --        --             --                         %
All current executive officers and
  directors as a group (15
  persons)(8)......................   9,230,026      24.4%                                       %

                                      BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                        PRIOR TO OFFERING                         AFTER OFFERING
        NAME AND ADDRESS OF          -----------------------      SHARES       ---------------------
         BENEFICIAL OWNER              SHARES     PERCENTAGE   BEING OFFERED    SHARES    PERCENTAGE
        -------------------            ------     ----------   -------------    ------    ----------
OTHER SELLING STOCKHOLDERS:
Adroit Private Equity (Offshore)
  Ltd. ............................     269,305         *
Biodmedical Sciences Investment
  Fund PTE Ltd. ...................     269,305         *
Cloppenburg Automobil AG...........      42,011         *
Cloppenburg Immobil AG.............      25,207         *
Hanseatic Americas LDC.............     314,189         *
KB Lux Venture Capital Fund-
  Biotechnology....................     353,866       1.0%
Peter Merz.........................      16,804         *
Nomura International plc...........   1,031,252       2.8%
TVM V Life Sciences Ventures GmbH &
  Co. KG...........................     429,323       1.2%
TVM Medical Ventures GmbH & Co.
  KG...............................     672,179       1.8%


---------------
 *  Represents beneficial ownership of less than one percent of common stock.


(1) Consists of 19,669,538 shares held by Novartis Pharma AG, a direct, wholly-owned subsidiary of Novartis AG, and 1,187,093 shares held by Novartis BioVentures Ltd., an indirect, wholly-owned subsidiary of Novartis AG. Percentage of shares beneficially owned after the offering includes the
    anticipated purchase by Novartis of          shares of our common stock in
    concurrent private offering and 1,100,000 shares of our common stock acquired by Novartis in connection with the termination of certain common stock subscription rights.


(2) Consists of 4,754,505 shares held by BB BioVentures, 413,506 shares held by Parallel Fund, 60,123 shares held by Investor's Fund, and 78,228 shares held by MPM Asset Management. Each of these funds is affiliated with MPM Capital. Dr. Ansbert Gadicke, vice chairman of our board of directors, is chairman of the board and president of Medical Portfolio Management, LLC, the general partner of MPM Capital.


(3) Includes 113,430 shares held by the Jean-Pierre Sommadossi 1998 Irrevocable Trust, 37,810 shares held by the Jean-Pierre Sommadossi 2002 Qualified Annuity Trust, 200,000 shares held by the Jean-Pierre Sommadossi 2004 Qualified Annuity Trust and 200,000 shares of common stock subject to stock options currently exercisable or exercisable within 60 days after April 30, 2004. Dr. Sommadossi disclaims beneficial ownership of the shares held by the Jean-Pierre Sommadossi 1998 Irrevocable Trust, except to the extent of his pecuniary interest therein.



(4) Consists of stock options to purchase shares of our common stock currently exercisable or exercisable within 60 days after April 30, 2004.



(5) Includes stock options to purchase 35,000 shares of our common stock currently exercisable or exercisable within 60 days after April 30, 2004.



(6) Consists of shares held by the Charlene Barshefsky Granter Retained Annuity Trust dated January 30, 2004.



(7) Consists of 5,306,362 shares owned by MPM Capital affiliated funds. See footnote 2 above. Dr. Ansbert Gadicke, vice chairman of our board of directors, is chairman of the board and president of Medical Portfolio Management, LLC, the general partner of MPM Capital and, in such capacity, Dr. Gadicke may be deemed to have beneficial ownership of 5,306,362 shares held by MPM Capital affiliated funds. Dr. Gadicke disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.



(8) Includes options to purchase 1,254,750 shares of our common stock currently exercisable or exercisable within 60 days after April 30, 2004.

     The selling stockholders identified in the table above purchased shares of our preferred stock between 1998 and 2001. In May 2003, in connection with the consummation of our transaction with Novartis, our then outstanding preferred stock converted into shares of common stock. Also at that time, we entered into a stockholders' agreement with Novartis, the former holders of preferred stock and substantially all other holders of our common stock, in which we granted to Novartis and the former holders of preferred stock the right to include their shares of common stock in this registration statement, subject to our right, in some circumstances, to limit the number of shares to be included. In connection with this offering, we gave notice to our former preferred holders of their right to register their shares in this offering. Those holders who indicated their desire to do so are identified in the above table as selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK


     The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated by-laws, copies of which have been or will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.



     Our authorized capital stock as of the date of completion of this offering will consist of 60,000,000 shares of common stock, par value $0.001 per share. As of April 30, 2004, there were 36,651,910 shares of common stock outstanding held by 95 holders of record.


COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may, subject to stockholder approval, authorize, designate and issue in the future.

REGISTRATION RIGHTS


     The holders of 31,318,213 shares of common stock are entitled to cause Idenix to register or participate in a registration by us under the Securities Act of shares of our common stock held by such holders. The holders include:


     - Novartis and its affiliates; and

     - certain other holders of our common stock, collectively referred to in this section as the preference holders, the majority of which were former holders of our convertible preferred stock.


     In addition, Novartis, its affiliates and the preference holders will have registration rights with regard to any shares of our capital stock they acquire pursuant to their respective rights under the stockholders' agreement, including shares of our common stock purchased by Novartis in the anticipated concurrent private offering and the 1,100,000 shares of common stock acquired in connection with the termination of certain common stock subscription rights.


     Beginning 180 days after the closing of this offering, subject to certain limitations, Novartis and the preference holders, may, in each case acting by majority vote and subject to specified limitations, demand that we register all or a portion of their common stock for sale under the Securities Act, so long as the aggregate value of the common stock so requested to be registered is equal to or greater than $10,000,000. Subject to several exceptions, both Novartis and the preference holders have the right to demand that we file up to three registrations on their behalf. Once we are entitled to register our common stock on Form S-3, Novartis and the preference holders may, subject to certain exceptions, including a requirement that the aggregate value of the common stock so requested to be registered is equal to or greater than $5,000,000, make unlimited demands for registration of their securities.

     A holder's right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. We will pay all fees, costs and expenses of any demand registrations and registrations on Form S-3, and the holders of the securities being registered will pay all selling expenses. These registration rights with respect to each holder terminate upon the later to occur of May 8, 2013 and such time as the holder ceases to be an affiliate of ours.

     If, after this offering, we register any shares of common stock, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our restated certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions provide that our directors will not have personal liability for monetary damages for any breach of fiduciary duty as a director, except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. Further, our restated certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

NASDAQ NATIONAL MARKET

     We have applied for the quotation of our common stock on the NASDAQ National Market under the symbol "IDIX."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate
of           shares of common stock assuming no exercise of outstanding options.
Of these shares, the           shares of common stock sold in this offering will
be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term
is defined in Rule 144 under the Securities Act. The remaining           shares
of common stock held by existing stockholders and not sold in this offering or being purchased by Novartis concurrently with this offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:


     - shares of common stock which are not subject to the lock-up periods described below may be sold immediately after completion of this offering;

     - additional shares of common stock which are not subject to the lock up periods described below may be sold beginning 90 days after the effective date of this offering;

     - additional shares of common stock may be sold upon expiration of the 180 day lock-up period described below; and

     - additional shares of common stock may be sold upon expiration of the one-year lock-up period described below.

     Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:


     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately           shares of common stock immediately after
       this offering and the anticipated concurrent purchases by Novartis; or


     - the average weekly trading volume of the shares of common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

     Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. Generally under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

     - the person is not an affiliate of Idenix and has not been an affiliate of Idenix at any time during the three months preceding such a sale; and

     - the person has beneficially owned the shares proposed to be sold for at least two years.

Rule 701

     In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares of common stock from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS

     Our officers, directors and stockholders who collectively hold substantially all of our common stock have agreed in lock-up agreements not to dispose of or hedge, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, or in the case of the selling stockholders, through the date one year after the date of this prospectus. Transfers or dispositions by our officers, directors and stockholders can be made sooner:

     - with the prior written consent of Goldman, Sachs & Co.;

     - as a bona fide gift provided the donee agrees to be bound by the lock-up restrictions;

     - to a trust, the beneficiaries of which are immediate family members, provided the trustee agrees to be bound by the lock-up restrictions and the transfer does not involve a disposition for value;

     - by will or intestate succession;

     - with respect to certain shares of common stock acquired in the public market pursuant to brokers' transactions; or

     - by selling stockholders, following the date 180 days after the date of this prospectus, of an aggregate of up to 50% of the number of shares beneficially owned by such selling stockholder immediately following completion of this offering.

REGISTRATION RIGHTS

     Novartis and certain of our stockholders are entitled to cause us to register their shares under the Securities Act or participate in a registration of shares by us. For a complete description of the registration rights held by Novartis and certain of our other stockholders, see "Description of Capital Stock -- Registration Rights."

STOCK OPTIONS


     We intend to file, promptly after the effective date of this prospectus, a
registration statement under the Securities Act covering           shares of
common stock representing common stock subject to options outstanding under our 1998 equity incentive plan and shares reserved for issuance under our 2004 stock incentive plan. That registration statement is expected to become effective upon filing. Accordingly, common stock to the extent fully vested which is registered under that registration statement will be available for sale in the open market, subject to vesting provisions and limitations as to the volume of shares of common stock that may be sold by our affiliates under Rule 144 and the lock-up periods described above.


     As of April 30, 2004, options to purchase 3,071,727 shares of common stock were outstanding, of which 1,167,353 shares were subject to vesting provisions and/or a right of repurchase in favor of us which will further restrict the sale or transfer of such shares upon the expiration of the lock-up period described above.


EFFECT OF SALES OF SHARES

     Prior to this offering, there has been no public market for shares of our common stock, and no prediction can be made as to the effect, if any, that market sales of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales after the closing of the offering of significant numbers of shares in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

                  MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
                      NON-U.S. HOLDERS OF OUR COMMON STOCK

     The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a "non-U.S. holder" means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

     - a citizen or resident of the U.S.;

     - a corporation or any other organization taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof; or

     - an estate or trust, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source.

     This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

     This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

     - insurance companies;

     - tax-exempt organizations;

     - financial institutions;

     - brokers or dealers in securities;

     - partnerships;

     - regulated investment companies;

     - pension plans;

     - owners of more than 5% of our common stock;

     - owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

     - certain U.S. expatriates.

     There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. WE URGE PROSPECTIVE INVESTORS TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DISTRIBUTIONS ON OUR COMMON STOCK

     We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale or Other Disposition of Common Stock."

     Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the U.S. and such holder's country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

     Dividends that are treated as "effectively connected" with a trade or business conducted by a non-U.S. holder within the U.S. (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty between the U.S. and such holder's country of residence.

     A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder's country of residence generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

GAIN ON SALE OR OTHER DISPOSITION OF OUR COMMON STOCK

     In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale or other disposition of shares of our common stock unless:

     - the gain is effectively connected with a U.S. trade or business, in which case the graduated U.S. federal income tax rates applicable to U.S. persons and the branch profits tax described above in "Distributions on Our Common Stock" may apply;

     - the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

     - we are or have been a "United States real property holding corporation" at any time during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation only if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future.

U.S. FEDERAL ESTATE TAX

     Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

     Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, certain brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

     Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

                                  UNDERWRITING

     Idenix, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Morgan Stanley & Co. Incorporated...........................
Bear, Stearns & Co. Inc. ...................................
                                                                  --------
  Total.....................................................
                                                                  ========

     The underwriters are committed to take and pay for all of the shares offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total set forth in the table above, the underwriters have an option to buy up to an additional shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act.

     The following table shows the per share and total underwriting discounts to be paid to the underwriters by Idenix and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters'
option to purchase                additional shares.

                      Paid by Idenix                         No Exercise   Full Exercise
                      --------------                         -----------   -------------
Per share..................................................    $              $
Total......................................................    $              $

             Paid by the Selling Stockholders                No Exercise   Full Exercise
             --------------------------------                -----------   -------------
Per share..................................................    $              $
Total......................................................    $              $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.


     Idenix and its officers, directors, members of senior management and stockholders who collectively hold substantially all of its common stock have agreed in lock-up agreements not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. Each selling stockholder has agreed, subject to certain exceptions, not to sell any of its shares, other than the shares identified in the principal and selling stockholders table on page 122 under the heading "shares being offered," for 180 days after the date of this prospectus and has agreed not to sell, during the period between 180 days after the date of this prospectus and through the date that is one year after the date of this prospectus, greater than 50% of the number of shares beneficially owned by such selling stockholder immediately following completion of this offering. Transfers otherwise prohibited by this agreement may be made with the prior written consent of the representatives or in other limited circumstances. Idenix's agreement does not apply to shares issued pursuant to Idenix's existing 1998 equity incentive plan. See "Shares Eligible for Future Sale -- Lock-up Agreements" on page 128 for a discussion of transfer restrictions relating to the common stock.


     Prior to this offering, there has been no public market for the common stock. The initial public offering price is being negotiated among Idenix and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Idenix's historical performance, estimates of the business potential and earnings prospects of Idenix, an assessment of Idenix's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Idenix has applied for the quotation of its common stock on the NASDAQ National Market under the symbol "IDIX."

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to the underwriters. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Idenix's common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of Idenix's common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market or otherwise.

     Each underwriter has represented, warranted and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months after the date of issue of the common stock, will not offer or sell any common stock to persons in the U.K. except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of any common stock in circumstances in which section 21(1) of the FSMA does not apply to Idenix and
(iii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the U.K.

     The common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of its initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

     Each underwriter has acknowledged and agreed that the common stock has not been registered under the Securities and Exchange Law of Japan and is not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer the common stock in Japan to a list of 49 offerees in accordance with the above provisions.

     No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any common stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the common stock in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to common stock which is intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

     This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the common stock to the public in Singapore.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Idenix currently anticipates that it will undertake a directed share program pursuant to which it will direct the underwriters to reserve up to shares of common stock at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered in this prospectus.


     Idenix and the selling stockholders estimate that the total expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $1,800,000.


     Idenix and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

     Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for Idenix and its affiliates, for which they received or will receive customary services and expenses.

                             VALIDITY OF THE SHARES

     The validity of the common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

                                    EXPERTS


     The financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC for the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                          IDENIX PHARMACEUTICALS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Registered Public Accounting Firm.....  F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003
  and March 31, 2004 (unaudited)............................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 2001, 2002 and 2003 and for the three months
  ended March 31, 2003 and 2004 (unaudited).................  F-4
Consolidated Statements of Stockholders' Deficit and
  Comprehensive Loss for the years ended December 31, 2001,
  2002 and 2003 and for the three months ended March 31,
  2004 (unaudited)..........................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2002 and 2003 and for the three months
  ended March 31, 2003 and 2004 (unaudited).................  F-6
Notes to Consolidated Financial Statements..................  F-7

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Idenix Pharmaceuticals, Inc.:


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Idenix Pharmaceuticals, Inc. and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with United States generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts

May 28, 2004

                          IDENIX PHARMACEUTICALS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                   DECEMBER 31,          MARCH 31,
                                                                   ------------          ---------
                                                                2002         2003          2004
                                                                ----         ----          ----
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   8,548    $  43,485     $  34,252
  Restricted cash...........................................         23           20            20
  Accounts receivable.......................................         19           --            --
  Accounts receivable, related party........................         --       11,152        15,565
  Deferred offering costs...................................         --          843         1,359
  Project deposits..........................................        802        2,321         1,387
  Prepaid expenses and other current assets.................        737        2,533         1,467
                                                              ---------    ---------     ---------
         Total current assets...............................     10,129       60,354        54,050
  Property and equipment, net...............................      1,449        4,066         5,352
  Restricted cash...........................................         20          750           750
  Investment in related party (Notes 16 and 18).............        500          500           500
  Other assets..............................................        128        1,420         1,272
                                                              ---------    ---------     ---------
         Total assets.......................................  $  12,226    $  67,090     $  61,924
                                                              =========    =========     =========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
  STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $   4,602    $   6,223     $   4,933
  Accrued expenses..........................................      2,286       12,312        16,142
  Capital lease obligations.................................         15            2            --
  Deferred rent.............................................         --           50            50
  Deferred revenue..........................................      1,306          107            50
  Deferred revenue, related party...........................         --       10,756         9,367
  Income taxes payable......................................        318          505           266
                                                              ---------    ---------     ---------
         Total current liabilities..........................      8,527       29,955        30,808
Capital lease obligations, net of current portion...........          2           --            --
Long-term obligations.......................................        732        4,849         3,788
Deferred rent, net of current portion.......................         --        1,506         1,493
Deferred revenue, net of current portion....................      3,345        4,272         4,272
Deferred revenue, related party, net of current portion.....         --       54,239        44,948
                                                              ---------    ---------     ---------
         Total liabilities..................................     12,606       94,821        85,309
Commitments and contingencies (Notes 13 and 19).............
Redeemable convertible preferred stock (at redemption
  value), $0.001 par value; 27,908,743, 0 and 0 shares
  authorized at December 31, 2002 and 2003 and March 31,
  2004 (unaudited), respectively; 26,858,239, 0 and 0 shares issued and outstanding at December 31, 2002 and 2003, and
  March 31, 2004 (unaudited), respectively..................    160,982           --            --
                                                              ---------    ---------     ---------
Stockholders' deficit:
  Common stock, $0.001 par value; 123,091,257, 50,000,000
    and 50,000,000 shares authorized at December 31, 2002
    and 2003, and March 31, 2004 (unaudited), respectively;
    7,266,744, 36,450,383 and 36,492,310 shares issued and
    outstanding at December 31, 2002 and 2003 and March 31,
    2004 (unaudited), respectively..........................          7           36            36
  Additional paid-in capital................................         --      199,609       209,619
  Deferred compensation.....................................     (8,461)      (3,889)       (3,640)
  Accumulated other comprehensive income....................        150          346           320
  Accumulated deficit.......................................   (153,058)    (223,833)     (229,720)
                                                              ---------    ---------     ---------
         Total stockholders' deficit........................   (161,362)     (27,731)      (23,385)
                                                              ---------    ---------     ---------
         Total liabilities redeemable convertible preferred
           stock and stockholders' deficit..................  $  12,226    $  67,090     $  61,924
                                                              =========    =========     =========


  The accompanying notes are an integral part of these consolidated financial statements.

                          IDENIX PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                       THREE MONTHS
                                                      YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                                   ------------------------------   ------------------
                                                     2001       2002       2003       2003      2004
                                                     ----       ----       ----       ----      ----
                                                                                       (UNAUDITED)
Revenues:
  License fees and collaborative research and
    development -- related party (Note 16).......  $     --   $     --   $ 33,327   $     --   $16,630
  License fees and collaborative research and
    development -- other.........................     1,226      2,940     (4,165)       304        --
  Government research grants.....................        73        525        408        102        65
                                                   --------   --------   --------   --------   -------
Total revenues...................................     1,299      3,465     29,570        406    16,695
Operating expenses(1):
  Research and development.......................    20,858     29,317     51,477      5,242    18,410
  General and administrative.....................     7,287     11,737     18,152      3,608     3,462
  Sales and marketing............................       998        984      2,041        331       901
                                                   --------   --------   --------   --------   -------
Total operating expenses.........................    29,143     42,038     71,670      9,181    22,773
                                                   --------   --------   --------   --------   -------
Loss from operations.............................   (27,844)   (38,573)   (42,100)    (8,775)   (6,078)
Interest income, net.............................       931        297        430          6        78
Other expense....................................       (54)       (41)       (26)        (5)       (1)
                                                   --------   --------   --------   --------   -------
Loss before income taxes.........................   (26,967)   (38,317)   (41,696)    (8,774)   (6,001)
Income tax (provision) benefit...................      (368)       (39)      (184)        16       114
                                                   --------   --------   --------   --------   -------
Net loss.........................................   (27,335)   (38,356)   (41,880)    (8,758)   (5,887)
                                                   --------   --------   --------   --------   -------
Accretion of redeemable convertible preferred
  stock..........................................   (33,835)   (59,165)   (29,074)   (12,658)      (--)
                                                   --------   --------   --------   --------   -------
Net loss attributable to common stockholders.....  $(61,170)  $(97,521)  $(70,954)  $(21,416)  $(5,887)
                                                   ========   ========   ========   ========   =======
Basic and diluted net loss per common share......  $ (12.98)  $ (15.19)  $  (2.70)  $  (2.91)  $ (0.16)
                                                   ========   ========   ========   ========   =======
Shares used in computing basic and diluted loss
  per common share...............................     4,713      6,421     26,232      7,360    36,474


---------------

(1) In the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited), stock-based compensation expenses included in operating expenses amounted to approximately:



                                                                             THREE MONTHS
                                                                            ENDED MARCH 31,
                                                                           -----------------
                                                 2001     2002     2003     2003      2004
                                                 ----     ----     ----    -------   -------
                                                                              (UNAUDITED)
Research and development......................  $7,284   $1,716   $1,288    $302      $307
General and administrative....................     501    2,368    3,328     364       186
Sales and marketing...........................      20       99      129      33        33
                                                ------   ------   ------    ----      ----
                                                $7,805   $4,183   $4,745    $699      $526
                                                ======   ======   ======    ====      ====


  The accompanying notes are an integral part of these consolidated financial statements.

                          IDENIX PHARMACEUTICALS, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE LOSS


              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003



             AND THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)


                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                        ACCUMULATED
                                        COMMON STOCK       ADDITIONAL                      OTHER                         TOTAL
                                     -------------------    PAID-IN       DEFERRED     COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'
                                       SHARES     AMOUNT    CAPITAL     COMPENSATION   INCOME (LOSS)     DEFICIT        DEFICIT
                                       ------     ------   ----------   ------------   -------------   -----------   -------------
Balance at December 31, 2000.......   4,083,022    $ 4      $     --      $    --          $(12)        $ (24,110)     $ (24,118)
 Vesting of restricted stock.......     921,475      1                                                         (1)
 Issuance of common stock upon
   exercise of employee stock
   options.........................     165,187                   23                                                          23
 Issuance of warrants in
   conjunction with redeemable
   convertible preferred stock
   offering at fair value..........                            8,477                                                       8,477
 Compensation related to restricted
   stock...........................                            7,297                                                       7,297
 Accretion of redeemable preferred
   stock to redemption value.......                          (17,543)                                     (12,959)       (30,502)
 Accretion of Series B and C
   preferred stock cumulative
   dividends.......................                           (1,164)                                      (2,169)        (3,333)
 Deferred compensation related to
   employee stock option grants....                            2,910       (2,910)
 Amortization of deferred
   compensation....................                                           508                                            508
 Net loss..........................                                                                       (27,335)       (27,335)
 Cumulative translation
   adjustment......................                                                           8                                8
 Comprehensive loss................
                                     ----------    ---      --------      -------          ----         ---------      ---------
Balance at December 31, 2001.......   5,169,684      5            --       (2,402)           (4)          (66,574)       (68,975)
 Vesting of restricted stock.......   1,549,300      2                                                         (2)
 Issuance of common stock upon
   exercise of employee stock
   options.........................     547,760                  797                                                         797
 Compensation related to restricted
   stock...........................                            1,321                                         (902)           419
 Compensation related to
   modification of employee stock
   options.........................                              673                                                         673
 Accretion of redeemable preferred
   stock to redemption value.......                          (11,547)                                     (42,765)       (54,312)
 Accretion of Series B and C
   preferred stock cumulative
   dividends.......................                             (394)                                      (4,459)        (4,853)
 Deferred compensation related to
   employee stock option grants....                            9,150       (9,150)
 Amortization of deferred
   compensation....................                                         3,091                                          3,091
 Net loss..........................                                                                       (38,356)       (38,356)
 Cumulative translation
   adjustment......................                                                         154                              154
 Comprehensive loss................
                                     ----------    ---      --------      -------          ----         ---------      ---------
Balance at December 31, 2002.......   7,266,744      7            --       (8,461)          150          (153,058)      (161,362)
 Vesting of restricted stock.......      33,600
 Accretion of redeemable preferred
   stock to redemption value.......                             (179)                                     (17,018)       (17,197)
 Accretion of Series B and C
   preferred stock cumulative
   dividends.......................                                                                        (1,805)        (1,805)
 Common stock dividend to Series C
   preferred stockholders..........   1,537,725      1        17,683                                      (10,072)         7,612
 Conversion of Series A, B and C
   preferred stock to common
   stock...........................  26,858,239     27       172,344                                                     172,371
 Issuance of common stock upon
   exercise of employee stock
   options.........................     754,075      1         1,411                                                       1,412
 Income tax benefit associated with
   the exercise of employee stock
   options.........................                              136                                                         136
 Compensation related to
   modification of employee stock
   options.........................                               82                                                          82
 Deferred compensation related to
   employee stock option grants....                               91          (91)
 Amortization of deferred
   compensation....................                                         4,663                                          4,663
 Antidilution shares contingently
   issuable to related party.......                            8,041                                                       8,041
 Net loss..........................                                                                       (41,880)       (41,880)
 Cumulative translation
   adjustment......................                                                         196                              196
 Comprehensive loss................
                                     ----------    ---      --------      -------          ----         ---------      ---------
Balance at December 31, 2003.......  36,450,383     36       199,609       (3,889)          346          (223,833)       (27,731)
 Issuance of common stock upon
   exercise of employee stock
   options (unaudited).............      41,927                  118                                                         118
 Deferred compensation related to
   stock option grants
   (unaudited).....................                              277         (277)
 Amortization of deferred
   compensation (unaudited)........                                           526                                            526
 Antidilution shares contingently
   issuable to related party
   (unaudited).....................                            9,615                                                       9,615
 Net loss (unaudited)..............                                                                        (5,887)        (5,887)
 Cumulative translation adjustment
   (unaudited).....................                                                         (26)                             (26)
 Comprehensive loss (unaudited)....
                                     ----------    ---      --------      -------          ----         ---------      ---------
Balance at March 31, 2004
 (unaudited).......................  36,492,310    $36      $209,619      $(3,640)         $320         $(229,720)     $ (23,385)
                                     ==========    ===      ========      =======          ====         =========      =========


                                     COMPREHENSIVE
                                         LOSS
                                     -------------
Balance at December 31, 2000.......
 Vesting of restricted stock.......
 Issuance of common stock upon
   exercise of employee stock
   options.........................
 Issuance of warrants in
   conjunction with redeemable
   convertible preferred stock
   offering at fair value..........
 Compensation related to restricted
   stock...........................
 Accretion of redeemable preferred
   stock to redemption value.......
 Accretion of Series B and C
   preferred stock cumulative
   dividends.......................
 Deferred compensation related to
   employee stock option grants....
 Amortization of deferred
   compensation....................
 Net loss..........................    $(27,335)
 Cumulative translation
   adjustment......................           8
                                       --------
 Comprehensive loss................    $(27,327)
                                       ========
Balance at December 31, 2001.......
 Vesting of restricted stock.......
 Issuance of common stock upon
   exercise of employee stock
   options.........................
 Compensation related to restricted
   stock...........................
 Compensation related to
   modification of employee stock
   options.........................
 Accretion of redeemable preferred
   stock to redemption value.......
 Accretion of Series B and C
   preferred stock cumulative
   dividends.......................
 Deferred compensation related to
   employee stock option grants....
 Amortization of deferred
   compensation....................
 Net loss..........................    $(38,356)
 Cumulative translation
   adjustment......................         154
                                       --------
 Comprehensive loss................    $(38,202)
                                       ========
Balance at December 31, 2002.......
 Vesting of restricted stock.......
 Accretion of redeemable preferred
   stock to redemption value.......
 Accretion of Series B and C
   preferred stock cumulative
   dividends.......................
 Common stock dividend to Series C
   preferred stockholders..........
 Conversion of Series A, B and C
   preferred stock to common
   stock...........................
 Issuance of common stock upon
   exercise of employee stock
   options.........................
 Income tax benefit associated with
   the exercise of employee stock
   options.........................
 Compensation related to
   modification of employee stock
   options.........................
 Deferred compensation related to
   employee stock option grants....
 Amortization of deferred
   compensation....................
 Antidilution shares contingently
   issuable to related party.......
 Net loss..........................    $(41,880)
 Cumulative translation
   adjustment......................         196
                                       --------
 Comprehensive loss................    $(41,684)
                                       ========
Balance at December 31, 2003.......
 Issuance of common stock upon
   exercise of employee stock
   options (unaudited).............
 Deferred compensation related to
   stock option grants
   (unaudited).....................
 Amortization of deferred
   compensation (unaudited)........
 Antidilution shares contingently
   issuable to related party
   (unaudited).....................
 Net loss (unaudited)..............    $ (5,887)
 Cumulative translation adjustment
   (unaudited).....................         (26)
 Comprehensive loss (unaudited)....    $ (5,913)
                                       ========
Balance at March 31, 2004
 (unaudited).......................


  The accompanying notes are an integral part of these consolidated financial statements.

                          IDENIX PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                 THREE MONTHS
                                                                 YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                                              ------------------------------   -----------------
                                                                2001       2002       2003      2003      2004
                                                                ----       ----       ----      ----      ----
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(27,335)  $(38,356)  $(41,880)  $(8,758)  $(5,887)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
    Depreciation and amortization...........................       337        477        632       142       248
    Stock-based compensation expense........................     7,805      4,183      4,745       699       526
    Deferred taxes..........................................        21          5         --        --        --
    Other...................................................        --         --        804        --     1,623
    Change in operating assets and liabilities:
      Accounts receivable...................................    (3,110)     3,091         19        19        --
      Accounts receivable, related party....................        --         --    (11,151)       --    (4,413)
      Project deposits......................................        --       (687)    (1,519)      (57)      934
      Prepaid expenses and other current assets.............      (548)        34       (219)      104       106
      Other assets..........................................       (47)       (13)    (1,293)        7       148
      Accounts payable......................................     1,598      1,070      1,602    (1,391)   (1,288)
      Accrued expenses......................................     1,164        448     10,004     2,079     3,831
      Deferred rent.........................................        --         --         --        --       (12)
      Deferred revenue......................................     5,884     (1,246)      (284)     (349)      (55)
      Deferred revenue, related party.......................        --         --     72,232        --    (2,689)
      Income taxes payable..................................       247        (99)       344       (13)     (240)
      Long-term obligations.................................        --        186      4,364        --      (959)
                                                              --------   --------   --------   -------   -------
         Net cash (used in) provided by operating
           activities.......................................   (13,984)   (30,907)    38,400    (7,518)   (8,127)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................    (1,126)      (342)    (3,145)     (101)   (1,541)
  Proceeds received for leasehold improvements..............        --         --         --        --       958
  Restricted deposits.......................................        23         --       (727)       23        --
                                                              --------   --------   --------   -------   -------
         Net cash used in investing activities..............    (1,103)      (342)    (3,872)      (78)     (583)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of redeemable convertible
    preferred stock, net of issuance costs..................    43,756         --         --        --        --
  Deferred offering costs...................................        --         --       (843)       --      (516)
  Proceeds from sale of common stock........................        23        895      1,137        64        16
  Loan from related party...................................        --         --         --    25,000        --
  Repayment of capital lease obligations....................       (20)       (21)       (15)       (4)       (2)
                                                              --------   --------   --------   -------   -------
         Net cash provided by financing activities..........    43,759        874        279    25,060      (502)
Effect of changes in exchange rates on cash and cash
  equivalents...............................................        13         77        130        11       (21)
                                                              --------   --------   --------   -------   -------
Net increase (decrease) in cash and cash equivalents........    28,685    (30,298)    34,937    17,475    (9,233)
Cash and cash equivalents at beginning of year..............    10,161     38,846      8,548     8,548    43,485
                                                              --------   --------   --------   -------   -------
Cash and cash equivalents at end of year....................  $ 38,846   $  8,548   $ 43,485   $26,023   $34,252
                                                              ========   ========   ========   =======   =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest..................................................  $      5   $      3   $     76   $    --   $    --
  Taxes.....................................................       170        132         50        --       178
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Accretion of redeemable convertible preferred stock.......  $ 33,835   $ 59,165   $ 29,074   $12,658   $    --
  Noncash exercise of stock options.........................        --        720         --        --        --
  Antidilution shares contingently issuable to related
    party...................................................        --         --      8,041        --     9,615
  Common stock dividend paid on Series C preferred stock....        --         --     17,684        --        --
  Conversion of preferred stock into common stock...........        --         --    172,371        --        --


  The accompanying notes are an integral part of these consolidated financial statements.

                          IDENIX PHARMACEUTICALS, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (INFORMATION AS OF MARCH 31, 2004 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 2003 AND 2004 IS UNAUDITED)


1.  ORGANIZATION AND BUSINESS

     Idenix Pharmaceuticals, Inc. (together with its consolidated subsidiaries, the "Company") was originally incorporated as Novirio Pharmaceuticals Limited ("Novirio") in the Cayman Islands in May 1998 as an exempted company with limited liability. On May 28, 2002, Novirio changed its name to Idenix Pharmaceuticals, Inc. On May 30, 2002, the Company domesticated in the State of Delaware and deregistered in the Cayman Islands. The Company is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of infections caused by hepatitis B virus ("HBV"), hepatitis C virus ("HCV") and human immunodeficiency virus ("HIV").


     The Company is subject to risks common to companies in the biopharmaceutical industry including, but not limited to, the successful development and commercialization of products, clinical trial uncertainty, regulatory approval, fluctuations in operating results and financial risks, potential need for additional funding, protection of proprietary technology and patent risks, compliance with government regulations, dependence on key personnel and collaborative partners, competition, technological and medical risks, customer demand and management of growth.



     In May 2003, the Company entered into a collaboration with Novartis Pharma AG ("Novartis") relating to the worldwide development and commercialization of the Company's drug candidates. As part of this collaboration, Novartis acquired approximately 54% of the Company's outstanding stock and therefore is considered a related party. Novartis has the ability to exercise control over the Company's strategic direction, research and development activities and other material business decisions (Note 3).



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Significant accounting policies applied by the Company in the preparation of its consolidated financial statements are as follows:

PRINCIPLES OF CONSOLIDATION


     The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.



INTERIM FINANCIAL INFORMATION



     The consolidated financial statements for the three months ended March 31, 2003 and 2004 are unaudited but include all adjustments (consisting only of normal recurring adjustments), which the Company's management considers necessary for a fair presentation of the operating results and cash flows for such periods. The results of operations for such interim periods are not indicative of the results to be achieved for the full year.


USE OF ESTIMATES AND ASSUMPTIONS


     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          IDENIX PHARMACEUTICALS, INC.

CASH AND CASH EQUIVALENTS


     The Company considers all highly liquid investments purchased with a maturity date of ninety days or less at the date of purchase to be cash equivalents.



     In connection with operating lease commitments of the Company (Note 13), the Company issued letters of credit collateralized by cash deposits that are classified as restricted cash on the accompanying consolidated balance sheets. Restricted cash amounts have been classified as current or noncurrent based on the expected release date of the restrictions.


CONCENTRATION OF CREDIT RISK


     Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company invests its excess cash and cash equivalents in interest bearing savings accounts of a major U.S. bank. Accordingly, management believes these investments are subject to minimal credit and market risk and are of high credit quality.



     At December 31, 2003 and March 31, 2004, all of the Company's accounts receivable were due from Novartis. Revenue from Sumitomo Pharmaceuticals Co., Ltd ("Sumitomo") represented 85% of total revenues for the year ended December 31, 2002. Revenue from Novartis and Sumitomo represented 99% of total revenues for the year ended December 31, 2003. Revenue from Novartis represented substantially all of total revenues for the three months ended March 31, 2004.


FAIR VALUE OF FINANCIAL INSTRUMENTS


     Financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses are carried in the consolidated financial statements at amounts that approximated their fair value as of December 31, 2002 and 2003 and March 31, 2004 due to the short-term nature of these items.


INVESTMENTS

     Investments include long-term investments recorded under the cost method of accounting. When the Company holds an ownership interest of less than 20%, and does not have the ability to exercise significant influence over the investment entity's operating activities, the Company accounts for its investment using the cost method. If any adjustment to fair value reflects a decline in the value of the investment below cost, the Company considers available evidence, including the duration and extent to which the market value has been less than cost, to evaluate the extent to which the decline is other-than-temporary. If the decline is considered other-than-temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write down is included in the Company's consolidated statement of operations.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of each of the assets. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Upon the disposal of assets, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Equipment held under capital leases is initially recorded at the lower of the fair market value of the related asset or the present value of the minimum lease payments at the inception of the lease. Depreciation of property and equipment held under capital

                          IDENIX PHARMACEUTICALS, INC.

leases is calculated using the straight-line method over the shorter of the life of the related asset or the term of the lease.


IMPAIRMENT OF LONG-LIVED ASSETS



     The Company evaluates the recoverability of its property and equipment and other long-lived assets when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 further refines the requirements of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," that companies (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Impairment is measured based on the difference between the carrying value of the related assets or businesses and the discounted future cash flows of such assets or businesses. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The Company adopted this new accounting standard effective January 1, 2002 and the adoption had no impact on the Company's financial position or results of operations. No impairment was required to be recognized for any of the years ended December 31, 2001, 2002 and 2003, or for the three months ended March 31, 2003 and 2004.


REVENUE RECOGNITION

     The Company records revenue provided that there is persuasive evidence that an arrangement exists, the price is fixed and determinable and collectibility is reasonably assured. The Company records revenue earned under collaborative research and development arrangements and government research grants.


     Collaborative Research and Development Revenue -- Revenue related to collaborative research and development arrangements includes nonrefundable license fees, milestones and collaborative research and development funding from its collaborative partners. Where the Company has continuing performance obligations under the terms of a collaborative arrangement, non-refundable license fees are recognized as revenue over the specified development period as the Company completes its performance obligations. When the Company's level of effort is relatively constant over the performance period, the revenue is recognized on a straight-line basis. The determination of the performance period involves judgment on the part of management. If the Company cannot reasonably estimate its costs, then it recognizes the license fee revenue on a straight-line basis, over the performance period. Payments received from the collaborative partners for research and development efforts by the Company are recognized as revenue over the contract term as the related costs are incurred. Revenues from milestones related to an arrangement under which the Company has continuing performance obligations, if deemed substantive, are recognized as revenue upon achievement of the milestone. Milestones are considered substantive if all of the following conditions are met: the milestone is non-refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved to achieve the milestone; and the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payment is deferred and recognized as revenue as the Company completes its performance obligations.


     Where the Company has no continuing involvement under a collaborative arrangement, the Company records non-refundable license fee revenue when the Company has the contractual right to

                          IDENIX PHARMACEUTICALS, INC.

receive the payment, in accordance with the terms of the license agreement, and records milestones upon appropriate notification to the Company of achievement of the milestones by the collaborative partner.


     In March 2003, the Company entered into a final settlement agreement with Sumitomo under which the rights to develop and commercialize telbivudine in Japan, China, South Korea and Taiwan previously granted to Sumitomo were returned to the Company. This agreement became effective upon consummation of the collaboration with Novartis in May 2003. The Company repurchased these rights for $5,000,000 in the year ended December 31, 2003. The repurchase of these rights resulted in a $4,571,000 reversal of revenue previously recognized through the Company arrangements with Sumitomo. The remaining amount of $429,000 was recorded as a reduction of deferred revenue. The Company also has $4,272,000 included in deferred revenue on its consolidated balance sheet at each of December 31, 2003 and March 31, 2004 representing amounts received from Sumitomo that have not been included in revenue to date. The Company must pay an additional $5,000,000 to Sumitomo upon the first commercial sale of telbivudine in Japan. This payment will be recorded first as a reduction of the remaining $4,272,000 of deferred revenue, with the excess recorded as an expense. If and when the Company determines that it will not seek regulatory approval for telbivudine in Japan, the Company would have no further obligations under the settlement agreement with Sumitomo and, therefore, the $4,272,000 of remaining deferred revenue would be recognized as revenue at that time.



     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF No. 00-21"). EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 will apply to revenue arrangements entered into on or after July 1, 2003.



     Government Research Grant Revenue -- Government research grants that provide for payments to the Company for work performed are recognized as revenue when the related expense is incurred and the Company has obtained governmental approval to use the grant funds for these expenses.


RESEARCH AND DEVELOPMENT EXPENSES


     All costs associated with internal research and development, research and development conducted for others and research and development services, including pre-clinical and clinical trial studies for which the Company has externally contracted are expensed as incurred. Research and development expense includes direct costs for salaries, employee benefits, subcontractors, facility related expenses, depreciation, license fees and stock-based compensation related to employees involved in the Company's research and development.


PATENTS

     All costs to secure and defend patents are expensed as incurred.

STOCK-BASED COMPENSATION

     As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company accounts for its stock-based awards to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations. Subsequent changes to option terms can also give rise to compensation expense. The Company recognizes compensation expense for restricted stock sold and stock options granted to nonemployees in

                          IDENIX PHARMACEUTICALS, INC.

accordance with the requirements of SFAS No. 123 and EITF Issue No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). EITF 96-18 requires that such equity instruments be recorded at their fair value at the measurement date, which is generally the vesting date of the instruments. Therefore, the measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest.



     In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- An amendment of FAS 123" ("SFAS No. 148"). This statement provides alternative methods of transition for a voluntary change to fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002 and have therefore been incorporated into the financial statements for the years ended December 31, 2002 and 2003. The Company has elected to continue to account for employee stock options under APB No. 25. The Company has adopted the disclosure provisions of SFAS No. 148 for all stock-based awards as of December 31, 2002.


     If compensation expense for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net loss attributable to common stockholders and net loss per common share would approximate the pro forma amounts below:


                                                                               THREE MONTHS
                                              YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                           ------------------------------   ------------------
                                             2001       2002       2003       2003      2004
                                             ----       ----       ----       ----      ----
                                               (IN THOUSANDS, EXCEPT           (UNAUDITED)
                                                  PER SHARE DATA)
Net loss attributable to common
  stockholders:
  Net loss attributable to common
    stockholders -- as reported..........  $(61,170)  $(97,521)  $(70,954)  $(21,416)  $(5,887)
  Add stock based compensation expense
    included in reported net loss........     7,805      4,183      4,745        699       526
  Deduct stock-based compensation expense
    determined under fair value method...    (7,805)    (4,183)    (5,867)      (868)     (696)
                                           --------   --------   --------   --------   -------
  Net loss attributable to common
    stockholders -- pro forma............  $(61,170)  $(97,521)  $(72,076)  $(21,585)  $(6,057)
Net loss per share (basic and diluted)
  As reported............................  $ (12.98)  $ (15.19)  $  (2.70)  $  (2.91)  $ (0.16)
  Pro forma..............................  $ (12.98)  $ (15.19)  $  (2.75)  $  (2.93)  $ (0.17)



     The assumptions used are as follows:



                                                                               THREE MONTHS
                                                             YEARS ENDED          ENDED
                                                             DECEMBER 31,       MARCH 31,
                                                          ------------------   ------------
                                                          2001   2002   2003   2003    2004
                                                          ----   ----   ----   ----    ----
Expected dividend yield.................................   --     --     --     --       --
Risk-free interest rate.................................  4.26%  4.23%  3.35%  3.01%   3.11%
Expected option term (in years).........................    5      5      5      5        5
Expected volatility.....................................   --     --     --     --       --

                          IDENIX PHARMACEUTICALS, INC.

FOREIGN CURRENCY


     The functional currencies of the Company's foreign subsidiaries are the local currency or the U.S. dollar. When the functional currency of the foreign subsidiary is the local currency, assets and liabilities of the foreign subsidiary are translated into U.S. dollars at the rates of exchange in effect at the end of the accounting period. Net gains and losses resulting from foreign currency translation are included in other comprehensive loss which is a separate component of stockholders' deficit. When the functional currency of the foreign subsidiary is the U.S. dollar, a combination of current and historical exchange rates are used in remeasuring the local currency transactions of the foreign subsidiary. Nonmonetary assets and liabilities, including equity, are remeasured using historical exchange rates. Revenue and expense amounts are remeasured using the average exchange rate for the period. Gains and losses resulting from foreign currency remeasurements are included in the consolidated statement of operations. Net realized gains and losses from foreign currency transactions are included in the consolidated statement of operations.


INCOME TAXES


     Deferred tax assets and liabilities are recognized based on the expected future tax consequences, using current tax rates, of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company records liabilities for tax contingencies if it is probable that the Company has incurred a tax liability and the liability or the range of loss can be reasonably estimated.


COMPREHENSIVE INCOME (LOSS)


     Comprehensive income (loss) is comprised of net income (loss) and certain changes in stockholders' equity that are excluded from net income (loss). The Company includes foreign currency translation adjustments for subsidiaries in which the functional currency is not the U.S. dollar in other comprehensive income (loss). The consolidated statements of stockholders' deficit and comprehensive loss reflect total comprehensive loss for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004.



REDEEMABLE CONVERTIBLE PREFERRED STOCK



     The carrying value of redeemable convertible preferred stock is increased by periodic accretions, including cumulative dividends, so that the carrying amount will equal the redemption amount at the earliest redemption date. Accretion is changed against additional paid-in capital to the extent there is any, and, thereafter, to accumulated deficit.


NET INCOME (LOSS) PER COMMON SHARE

     The Company accounts for and discloses net income (loss) per common share in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). Under the provisions of SFAS No. 128 and Staff Accounting Bulletin ("SAB") No. 98, basic net income (loss) per common share is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants (using

                          IDENIX PHARMACEUTICALS, INC.

the treasury stock method), restricted stock awards and the weighted average conversion of the preferred stock into shares of common stock (using the if-converted method).

SEGMENT REPORTING


     SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131") requires companies to report information about operating segments in interim and annual financial statements. It also establishes standards for related disclosures about products and services, geographical areas and major customers. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in only one segment.


RECLASSIFICATIONS

     Certain amounts in prior year financial statements have been reclassified to conform to the current presentation. These reclassifications had no effect on the reported net loss.


RECENT ACCOUNTING PRONOUNCEMENTS



     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not expect the adoption of this statement to have a material impact on its financial position, results of operations, or cash flows.


3.  NOVARTIS RELATIONSHIP

    OVERVIEW


     In May 2003, the Company entered into a collaboration with Novartis relating to the worldwide development and commercialization of the Company's drug candidates. Novartis paid the Company a license fee of $75,000,000 for its lead HBV drug candidates, telbivudine and valtorcitabine, has agreed to provide full development funding for these HBV drug candidates and will make milestone payments which could total up to $35,000,000 upon the achievement of regulatory approval milestones, as well as additional milestone payments based upon achievement of predetermined sales levels. Novartis also acquired an option to license the Company's HCV and other drug candidates. If Novartis exercises its option to collaborate on the Company's HCV drug candidate NM 283, it would be required to provide full development funding for this drug candidate and pay the Company up to $525,000,000 in license fees and regulatory milestone payments, as well as additional milestone payments based upon achievement of predetermined sales levels.



     Simultaneously with the collaboration described above, Novartis purchased, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), approximately 54% of the Company's outstanding capital stock from the Company's stockholders for $255,000,000 in cash, with an additional aggregate amount of up to additional $357,000,000 contingently payable (in cash, or under certain circumstances, American Depository Shares of Novartis AG) to these stockholders if the Company achieves predetermined development milestones relating to an HCV drug candidate.



     Under the Development, License and Commercialization Agreement (the "Development Agreement"), Novartis obtained certain rights to commercialize the Company's lead drug candidates

                          IDENIX PHARMACEUTICALS, INC.

for the treatment of HBV infection, telbivudine and valtorcitabine. Upon execution of the Development Agreement, Novartis paid $75,000,000 as a license fee to obtain the commercialization rights for these HBV drug candidates. Novartis previously loaned the Company $25,000,000, which, together with accrued interest of $75,000, was credited against the payment of this license fee. The $75,000,000 license payment and $5,000,000 of other up-front payments received from Novartis, net of the $75,000 of accrued interest, have been accounted for as an up-front license fee and are being recognized as revenue on a straight-line basis through December 2009, the date the Company is expected to complete its development obligations under the contract. Novartis has agreed to fund development for these HBV drug candidates, and will make milestone payments of up to $35,000,000 upon the achievement of regulatory approval milestones, as well as additional milestone payments based upon achievement of predetermined sales levels. In addition, Novartis has the exclusive option to obtain rights to NM 283, the initial drug candidate the Company is developing for the treatment of HCV infection. If Novartis exercises its option with respect to NM 283 and if NM 283 subsequently does not obtain regulatory approval in the U.S., Novartis will have the exclusive option to obtain rights to a replacement Idenix HCV drug candidate. Additionally, Novartis has a right of first refusal for other drug candidates developed by the Company, or in some cases licensed to the Company, so long as Novartis maintains ownership of 51% of the Company's voting stock and for a specified period of time thereafter.



     The terms of these options, including license fees, milestone payments and payments in reimbursement for development expenses, vary according to the disease which the drug candidate treats, the stage of development of the drug candidate and Novartis' ownership interest in the Company. If Novartis exercises its option to obtain exclusive rights to NM 283, Novartis would be required to pay the Company up to $525,000,000 in license fees and regulatory milestone payments relating to NM 283, as well as additional milestone payments based upon achievement of predetermined sales levels.


     Under the Development Agreement, the Company granted Novartis an exclusive, worldwide license to market and sell the Company's lead HBV products, and the Company will grant Novartis such a license with respect to any other drug candidates for which Novartis exercises its option, except that in each case the Company retains the right, but not the obligation, to co-promote or co-market the products in the U.S., the U.K., France, Germany, Italy and Spain.


     The co-promotion and co-marketing of products will be conducted under the general supervision of joint commercialization committees. The Company will be the lead commercialization party for all products in the U.S. and will be responsible for distribution, sales and invoicing U.S. sales. Novartis will perform the lead function in all other countries in which the Company and Novartis co-promote or co-market products. The Company and Novartis are responsible for specified percentages of sales calls, with financial penalties imposed if there are shortfalls in the levels of sales calls actually made.



     Novartis may terminate the Development Agreement with respect to a particular product, drug candidate or country, in its sole discretion, by providing the Company with six months' written notice. Each party may also terminate the Development Agreement in its entirety upon 30 days' written notice if the other party files for bankruptcy, insolvency, or reorganization. If Novartis terminates the Development Agreement for material breach by the Company, or for bankruptcy, insolvency or reorganization on the Company's part, then Novartis may elect to retain licenses to drug candidates or products, in which case it will remain obligated to make payments to the Company in amounts to be negotiated in good faith at the time of termination. If the Company terminates part or all of the Development Agreement for material breach by Novartis, or for bankruptcy, insolvency or reorganization on the part of Novartis, or if Novartis terminates the Development Agreement

                          IDENIX PHARMACEUTICALS, INC.

unilaterally in the absence of a breach by the Company, the Company may be obligated to make payments to Novartis in amounts to be negotiated in good faith at the time of termination. The Company and Novartis have agreed that the payments made to the breaching or bankrupt party, or to Novartis if it terminates the Development Agreement unilaterally in absence of a breach by the Company, will not exceed 90% of the net benefit to which the recipient was entitled prior to termination.


MASTER MANUFACTURING AND SUPPLY AGREEMENT

     Under the Master Manufacturing and Supply Agreement (the "Supply Agreement"), the Company appointed Novartis to manufacture or have manufactured the clinical supply of the active pharmaceutical ingredients ("API") for each drug candidate licensed under the Development Agreement and certain other drug candidates. The cost of the clinical supply will be treated as a development expense, to be allocated in accordance with the Development Agreement. Subject to the approval of a joint manufacturing committee established by the Company and Novartis, the Company will appoint Novartis or a third party to manufacture the commercial supply of the API based on a competitive bid process under which Novartis has the right to match the best third-party bid. Novartis will perform the finishing and packaging of the APIs into the final form for sale.

     The Company will pay Novartis for manufacturing the commercial supply of API, if Novartis manufactures the API, and finishes and packages the products. Novartis will pay the Company a transfer price based on net sales of the products sold outside the co-commercialization countries. The parties will negotiate the transfer prices for the products to be sold in the co-commercialization countries.

STOCKHOLDERS' AGREEMENT


     In connection with Novartis' purchase of stock from the Company's stockholders, the Company, Novartis and substantially all of the Company's stockholders entered into a Stockholders' Agreement ("Stockholders' Agreement"), the material terms of which are described below.


      Board of Directors

     The Company agreed that it will use its reasonable best efforts to nominate for election as a director at least two designees of Novartis for so long as Novartis and its affiliates own at least 35% of the Company's voting stock and at least one designee of Novartis for so long as Novartis and its affiliates own at least 19.4% of the Company's voting stock.

      Novartis' Approval Rights

     As long as Novartis and its affiliates continue to own at least 19.4% of the Company's voting stock, Novartis will have approval rights over a number of corporate actions that the Company may take, including:

     - the authorization or issuance of additional shares of capital stock or the capital stock of the Company's subsidiaries, except for a limited number of specified issuances;

     - any change or modification to the structure of Board of Directors or a similar governing body of any of the Company's subsidiaries;

     - any amendment or modification to any of the Company's organizational documents or its subsidiaries';

     - the adoption of a three-year strategic plan;

                          IDENIX PHARMACEUTICALS, INC.

     - the acquisition of stock or assets of another entity that exceeds 10% of the Company's consolidated net revenue, net income or net assets;

     - the sale, lease, license or other disposition of any assets or business which exceeds 10% of net revenue, net income or net assets; or


     - the incurrence of any indebtedness by the Company for borrowed money in excess of $2,000,000, other than in limited circumstances.


      Standstill

     Novartis and its affiliates have agreed not to acquire additional shares of the Company's voting stock unless a majority of the independent board members approves or requests the acquisition, other than, among other exceptions, the acquisitions of the Company's voting stock by exercise of Novartis' stock purchase rights under the stockholders' agreement or acquisitions of voting stock to maintain a 51% ownership interest in the Company's fully diluted common stock, exclusive of any shares held by Novartis BioVentures.


      Novartis' Stock Purchase Rights



     Novartis has the right to purchase, at par value of $0.001 per share, such number of shares required to maintain its percentage ownership of the Company's voting stock if the Company issues shares of capital stock in connection:



     - with the acquisition or in-licensing of technology through the issuance of up to 5% of the Company's stock in any 24-month period; or



     - the exercise of options to purchase up to 1,399,106 shares of the Company's common stock reserved for the issuance under the 1998 equity incentive plan as of May 8, 2003.



     These purchase rights of Novartis remain in effect until the earlier of:



     - the date that Novartis and its affiliates own less than 19.4% of the Company's voting stock; or



     - the date that Novartis becomes obligated under the Stock Purchase Agreement to make the additional contingent payments of $357,000,000 to substantially all of the Company's existing stockholders at the time of purchase.



     As the Company grants options that are subject to this stock purchase right, the fair value of the Company's common stock that would be issuable to Novartis, less par value, will be recorded as a reduction of the upfront license fee associated with the Novartis collaboration. The amount will be attributed proportionately between cumulative revenue recognized through that date and remaining deferred revenue. The amount attributed to revenue will be recorded as negative revenue in the period in which the options are granted with the remaining amount attributed as a reduction of deferred revenue. This Novartis stock purchase right covers options to purchase up to 1,399,106 shares of common stock. In the year ended December 31, 2003 and the three months ended March 31, 2004, the Company granted 575,890 and 586,500 stock options, respectively, subject to this subscription right which, if and when exercised, would result in the issuance of approximately 667,000 and 1,343,000 shares of common stock to Novartis as of December 31, 2003 and March 31, 2004, respectively. The fair value of these contingently issuable shares was determined to be $8,041,000 and $17,656,000 as of December 31, 2003 and March 31, 2004, respectively and has been recorded as a credit to additional paid-in capital and as an $804,000 and $1,623,000 reduction of revenue for the year ended December 31, 2003 and the three months ended March 31, 2004,

                          IDENIX PHARMACEUTICALS, INC.

respectively, with the remaining amounts recorded as a reduction of deferred revenue. These amounts will be adjusted through the date of issuance based upon changes in the value of the Company's common stock, changes in Novartis' percentage ownership, upon cancellation of such options or upon termination of Novartis' stock purchase rights. These adjustments will be attributed proportionately between cumulative revenue recognized through the measurement date and the remaining deferred revenue.



     Additionally, if the Company issues any shares of its capital stock, other than in certain exceptions, Novartis has the right to purchase such number of shares required to maintain its percentage ownership of the Company's voting stock for the same consideration per share paid by others acquiring the Company's stock. Subject to certain exceptions, upon the grant of options and stock awards under stock incentive plans, the fair value of the Company's common stock that would be issuable to Novartis, less the exercise price, if any payable by the option or award holder, will be recorded as a reduction of the upfront license fee associated with the Novartis collaboration. The amount will be attributed proportionately between cumulative revenue recognized through that date and remaining deferred revenue. These amounts will be adjusted through the date of option exercise or, in the case of stock awards, full vesting based upon changes in the value of the Company's common stock and in Novartis' percentage ownership. These adjustments will be attributed proportionately between cumulative revenue recognized through the measurement date and the remaining deferred revenue.


OTHER AGREEMENTS


     In addition, in connection with entering into the Stock Purchase Agreement with Novartis and as an inducement to Novartis' purchase of the Company's capital stock, the Company agreed that, until such time as Novartis and its affiliates own less than 50% of the Company's voting stock, Novartis' consent is required for the selection and appointment of the Company's Chief Financial Officer. If in Novartis' reasonable judgment the Company's Chief Financial Officer is not satisfactorily performing his duties, the Company is required to terminate the employment of its Chief Financial Officer.



4.  NET LOSS PER COMMON SHARE


     The following sets forth the computation of basic and diluted net loss per common share:


                                                                             THREE MONTHS
                                                                                ENDED
                                            YEARS ENDED DECEMBER 31,          MARCH 31,
                                         ------------------------------   ------------------
                                           2001       2002       2003       2003      2004
                                           ----       ----       ----       ----      ----
                                                                             (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic and diluted net loss per common
  share:
Net loss attributable to common
  stockholders.........................  $(61,170)  $(97,521)  $(70,954)  $(21,416)  $(5,887)
Basic and diluted weighted average
  number of common shares outstanding..     4,713      6,421     26,232      7,360    36,474
Basic and diluted net loss per common
  share................................  $ (12.98)  $ (15.19)  $  (2.70)  $  (2.91)  $ (0.16)

                          IDENIX PHARMACEUTICALS, INC.

     The following potentially dilutive, common share equivalents were excluded from the calculation of diluted net loss per common share because their effect was antidilutive:


                                                                              THREE MONTHS
                                                         YEARS ENDED             ENDED
                                                        DECEMBER 31,           MARCH 31,
                                                   -----------------------   --------------
                                                    2001     2002    2003     2003    2004
                                                    ----     ----    ----     ----    ----
                                                                              (UNAUDITED)
                                                                (IN THOUSANDS)
Options..........................................   2,092    2,565   2,495    2,501   3,072
Warrants.........................................   5,333    5,333      --    5,333      --
Redeemable convertible preferred stock...........  26,858   26,858      --   26,858      --
Restricted stock.................................   1,573       34      --       20      --


5.  ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following:


                                                               DECEMBER 31,
                                                              --------------    MARCH 31,
                                                              2002    2003        2004
                                                              ----    ----      ---------
                                                                               (UNAUDITED)
                                                                     (IN THOUSANDS)
Unbilled accounts receivable................................  $19    $    --     $    --
Accounts receivable, related party..........................   --          1      15,435
Unbilled accounts receivable, related party.................   --     11,151         130
                                                              ---    -------     -------
                                                              $19    $11,152     $15,565
                                                              ===    =======     =======



     Unbilled accounts receivable are revenues earned under collaborative agreements or government grants that have not been billed at December 31, 2002 and 2003 and March 31, 2004. All related party billed and unbilled accounts receivable at December 31, 2003 and March 31, 2004 are due from Novartis.

                          IDENIX PHARMACEUTICALS, INC.

6.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:


                                                               ESTIMATED      DECEMBER 31,
                                                              USEFUL LIFE   -----------------
                                                                (YEARS)      2002      2003
                                                              -----------    ----      ----
                                                                             (IN THOUSANDS)
Office equipment............................................       5        $    68   $    64
Scientific equipment........................................       7          1,336     2,185
Computer equipment and software.............................       2            567       705
Office furniture............................................       7            209       236
Trade show booths...........................................       2             --        49
Equipment under capital lease...............................       *             67        67
Leasehold improvements......................................       *            346       799
Construction-in-progress....................................                     --     1,815
                                                                            -------   -------
                                                                            $ 2,593   $ 5,920
Less -- accumulated depreciation and amortization...........                 (1,144)   (1,854)
                                                                            -------   -------
                                                                            $ 1,449   $ 4,066
                                                                            =======   =======


---------------
* Shorter of asset life or lease term.


     Depreciation and amortization expense for the years ended December 31, 2001, 2002 and 2003 was $337,000, $477,000 and $632,000, respectively.
Accumulated amortization of equipment under capital lease totaled $54,000 and $66,000 at December 31, 2002 and 2003, respectively. Construction-in-progress consists primarily of build-out costs of office and laboratory space at a facility which was leased beginning in December 2003 (see Note 13).


7.  ACCRUED EXPENSES

     Accrued expenses consist of the following:


                                                               DECEMBER 31,      MARCH 31,
                                                             ----------------   -----------
                                                              2002     2003        2004
                                                              ----     ----        ----
                                                                                (UNAUDITED)
                                                                     (IN THOUSANDS)
Research and development contract costs....................  $  874   $ 4,632     $ 9,117
Settlement costs...........................................      --     2,000       2,000
License fees...............................................      --     2,000       1,000
Payroll and benefits.......................................     746     1,779         944
Professional fees..........................................     231       980         998
Unvested restricted stock..................................     272       286         286
Other......................................................     163       635       1,797
                                                             ------   -------     -------
                                                             $2,286   $12,312     $16,142
                                                             ======   =======     =======



     Accrued license fees represent amounts owing to Microbiologica and for the right to use certain manufacturing technology and patents (Note 19). Accrued settlement costs represent amounts owing to the UAB Research Foundation relating to the settlement of certain patent claims (Note 13).

                          IDENIX PHARMACEUTICALS, INC.

8.  REDEEMABLE CONVERTIBLE PREFERRED STOCK


     The Company's redeemable convertible preferred stock, $0.001 par value, is carried at accretion value and consists of the following:



                                                                DECEMBER 31,
                                                              ----------------
                                                                2002     2003
                                                                ----     ----
                                                               (IN THOUSANDS)
Series A; 12,413,793 and 0 shares authorized, issued and
  outstanding at December 31, 2002 and 2003, respectively...  $ 55,299   $  --
Series B; 5,555,556 and 0 shares authorized, issued and
  outstanding at December 31, 2002 and 2003, respectively...    34,780      --
Series C; 9,939,394 and 0 shares authorized, 8,888,890 and 0 shares issued and outstanding at December 31, 2002 and
  2003, respectively........................................    70,903      --
                                                              --------   -----
                                                              $160,982   $  --
                                                              ========   =====


     In June 1998, the Company authorized and designated 12,413,793 shares of preferred stock as Series A redeemable convertible preferred stock ("Series A preferred stock"), and issued 12,413,793 shares of Series A preferred stock, at $1.00 per share, for proceeds of $12,283,000, net of issuance costs of $131,000. In August 1999, the Company authorized and designated 5,555,556 shares of preferred stock as Series B redeemable convertible preferred stock ("Series B preferred stock"), and issued 5,555,556 shares of Series B preferred stock, at $2.25 per share, for proceeds of $12,366,000, net of issuance costs of $134,000. In April 2001, the Company authorized and designated 9,939,394 shares of preferred stock as Series C redeemable convertible preferred stock ("Series C preferred stock"), and issued 7,676,769 shares of Series C preferred stock, at $4.95 per share, for proceeds of $37,756,000, net of issuance costs of $244,000. In June 2001, the Company issued an additional 1,212,121 shares of Series C preferred stock at $4.95 per share for gross proceeds of $6,000,000.


     The Company initially records redeemable convertible preferred stock at fair value at the date of issuance. Where the carrying amount of the redeemable convertible preferred stock is less than the redemption amount, the carrying amount is increased by periodic accretion so that the carrying amount will equal the redemption amount at the redemption date. The carrying amount is further periodically increased by amounts representing dividends payable under the redemption terms. Accretion of the Company's redeemable convertible preferred stock, including accretion of dividends, was as follows:



                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2002      2003
                                                               ----      ----      ----
                                                                    (IN THOUSANDS)
Series A Preferred Stock....................................  $14,479   $23,697   $ 7,479
Series B Preferred Stock....................................    7,503    11,683     3,750
Series C Preferred Stock....................................   11,853    23,785    17,845
                                                              -------   -------   -------
                                                              $33,835   $59,165   $29,074
                                                              =======   =======   =======



     In connection with the purchase by Novartis in May 2003 of approximately 54% of the Company's common stock, all of the Company's preferred stock outstanding immediately prior to such acquisition converted to common stock. No amounts were paid relating to the redemption value of the Series A, Series B and Series C preferred stock or for dividends on the Series B preferred

                          IDENIX PHARMACEUTICALS, INC.

stock in accordance with their original terms. Holders of shares of Series C preferred stock did receive a dividend in the aggregate amount of approximately $17,700,000 which was paid in 1,537,725 shares of common stock. No cash amounts were paid relating to the redemption value of the preferred stock. There are no shares of preferred stock outstanding as of December 31, 2003.



     Prior to the conversion of all of the outstanding shares of preferred stock in May 2003, the rights and privileges of the Series A, Series B and Series C preferred stockholders were as follows:



REDEMPTION



     At any time on or after April 24, 2006, or the earlier occurrence of a triggering event (as defined in the Company's Certificate of Incorporation, as amended and restated) holders of 10% or more shares of the preferred stock could cause the Company to redeem, in whole or in part, the then outstanding preferred stock. The redemption price per common share would be equal to the then current fair market value of the common stock plus, in the case of the Series C preferred stock, the Series C preference amount, in the case of the Series B preferred stock, the Series B preference amount and in the case of the Series A preferred stock, the Series A preference amount. The redemption amount was equal to $15.69, $12.99 and $11.74 per share of Series C, Series B end Series A preferred stock, respectively, at December 31, 2001 and $13.45, $10.75 and $9.50 per share of Series C, Series B, and Series A preferred stock, respectively, at December 31, 2002.



VOTING



     Each preferred stockholder was entitled to the number of votes equal to the number of shares of common stock into which the preferred stock was convertible.



DIVIDENDS



     The Series C preferred stockholders were entitled to receive preferential cumulative dividends in cash at an annual rate of 8% compounded quarterly (the "Series C Cumulative Dividend"), if, when and as declared by the Company's Board of Directors. The Series B preferred stockholders were entitled to receive preferential cumulative dividends in cash at the per annum rate of 7% per year (the "Series B Cumulative Dividend"), if, when and as declared by the Company's Board of Directors unless the Series B preferred stock was converted in connection with a sale of the Company or an initial public offering of the Company's common stock which satisfies specified requirements.



     In the event the requisite percentage of the preferred stockholders have not approved a transaction which results in either a sale of the Company or a change in control of a majority of the Company's voting shares, the Series C preferred stockholders were entitled to receive a Series C preference amount ($4.95 per share), the Series C Cumulative Dividend plus any other declared but unpaid dividends. If, after payment is made to the Series C preferred stockholders, assets remain, the Series B preferred stockholders were entitled to receive a Series B preference amount ($2.25 per share), the Series B Cumulative Dividend plus any other declared but unpaid dividends and the Series A preferred stockholders were entitled to receive a Series A preference amount ($1.00 per share) plus declared but unpaid dividends.



LIQUIDATION PREFERENCE



     In the event of any liquidation, dissolution or winding-up of the affairs of the Company, the outstanding Series C preferred stockholders were entitled to receive, prior to and in preference to all other preferred and common stockholders, the Series C preference amount, any accrued but unpaid

                          IDENIX PHARMACEUTICALS, INC.

Series C Cumulative Dividends, plus any and all other declared but unpaid dividends. The Series B and Series A preferred stockholders were then entitled to receive the Series B and Series A preference amounts. If assets remain, the Series B preferred stockholders would then be entitled to receive all accrued but unpaid cumulative dividends. The Series B and Series A preferred stockholders would then be entitled to receive any other accrued but unpaid dividends. Finally, to the extent assets then remain, the preferred stockholders together with the common stockholders would be entitled to receive a ratable portion of the remaining assets.



CONVERSION



     All shares of preferred stock were convertible at the option of the holder into shares of common stock on a one-for-one basis adjustable for certain dilutive events. All outstanding shares of preferred stock would automatically convert into shares of common stock, on a one-for-one basis, as adjusted, upon the closing of a sale of the Company upon minimum terms or an initial public offering, which resulted in aggregate net proceeds to the Company in an amount equal to or greater than $40 million, a per share public offering price of equal to or greater than $9.90 and listing of the common stock on the NASDAQ National Market or a nationally recognized exchange. If the accrued dividend payable to the Series C preferred stockholders had not been declared and paid in cash, the accrued dividend payable would be included in an adjustment of the conversion ratio.


9.  WARRANTS

     The Company issued warrants during the year ended December 31, 2001 to purchase 5,333,332 shares of common stock, with an exercise price of $0.01 per share, in connection with the issuance and sale of the Series C preferred stock. The warrants were to become exercisable at the earliest of April 24, 2004, the expiration of any lock-up period to which the Company's common stockholders become subject in connection with an initial public offering of common stock, or sale of the Company in which an independent third party acquires share capital of the Company possessing the voting power to elect a majority of the Company's Board of Directors.

     Under the terms of the warrants, if the Company consummated a sale of the Company and an independent third party paid a purchase price of at least $9.90 per common share then all warrants then outstanding would terminate. In connection with the purchase by Novartis in May 2003 of shares of the Company's common stock from certain stockholders, all of the Company's warrants then outstanding were terminated.


     The Company determined the fair value of the warrants using the Black-Scholes option pricing model, adjusted for the possible reduction in the number of warrants pursuant to the terms of the warrant agreement, with the following assumptions: lives ranging from 6 to 13 years; a weighted average risk-free rate of 4.8% to 5.2%; expected dividend yield of zero; volatility of 94% and a deemed fair value of $4.00 per share of common stock. The fair value of the warrants was determined to be approximately $10,500,000. The gross proceeds of the sale of the Series C preferred stock, which totaled $44,000,000, was allocated between the Series C preferred stock and the warrants based on their relative fair values. The amount allocated to the warrants was approximately $8,477,000 and was recorded in equity as additional paid-in capital and as a discount on the related Series C preferred stock. The discount was being accreted to the Series C preferred stock on a straight-line basis through the first redemption date of April 2006. The accretion ended upon the conversion of Series C preferred stock into common stock in May 2003 in connection with the Novartis transaction.

                          IDENIX PHARMACEUTICALS, INC.

10.  COMMON STOCK



     Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to preferential dividend rights of the Company's outstanding preferred stockholders.



     On March 26, 2004, the Board of Directors authorized the issuance and sale by the Company to the public of shares of its common stock with an aggregate price to public of $69 million. The Board of Directors also authorized the issuance and sale by the Company to Novartis of shares of the Company's common stock with an aggregate purchase price of $81 million in a private offering to close concurrent with the public offering.



     On March 26, 2004, the Board of Directors approved an amendment to the Company's restated certificate of incorporation increasing the authorized number of shares of the Company's common stock from 50,000,000 to 60,000,000. The amendment is subject to stockholder approval.


11.  STOCKHOLDER AGREEMENTS


     From 1998 to 2002, the Company entered into restricted stock agreements with certain of its employees and nonemployee consultants. The shares subject to restriction vested over periods of up to four years. Shares issued remaining unvested or subject to forfeiture for nonemployees providing consulting services are subject to a mark-to-market adjustment during each reporting period prior to vesting in full. Compensation expense of $7,297,000, $419,000 and $0 was recognized for the years ended December 31, 2001, 2002 and 2003, respectively, relating to the restricted stock grants. As of December 31, 2002, all but 33,600 of the shares of restricted stock under these agreements were fully vested and no longer subject to forfeiture, and the remaining shares vested in 2003.



     As of March 31, 2004, substantially all of the Company's outstanding common stockholders are party to a stockholders' agreement. The terms of the stockholders' agreement generally provide for registration rights in favor of certain stockholders, designation rights for election to the Company's Board of Directors, certain approval rights in favor of Novartis with respect to corporate actions that might be taken by the Company and preemptive rights and co-sale rights in favor of Novartis and, under certain circumstances, certain other stockholders.


12.  EQUITY INCENTIVE PLAN

     In May 1998, the Company adopted the 1998 Equity Incentive Plan, as amended (the "1998 Plan"), which provides for the grant of incentive stock options, nonqualified stock options, stock awards and stock appreciation rights. The Company initially reserved 1,468,966 shares of common stock for issuance pursuant to the 1998 Plan. In June 2000, the Company amended the 1998 Plan and reserved an additional 300,000 shares of common stock for issuance. In September 2001 and March 2002, the Company reserved an additional 800,000 shares and 2,500,000 shares of common stock, respectively, for issuance under the 1998 Plan. The 1998 Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines the type and term of each award, the award exercise or purchase price, if applicable, the number of shares underlying each award granted and the rate at which each award becomes vested or exercisable. Incentive stock options may be granted only to employees of the Company at an exercise price per share of not less than the fair market value per share of common stock as determined by the Board of Directors on the date of grant (not less than 110% of the fair market value in the case of holders of more than 10% of the Company's voting common stock) and with a term not to exceed ten years from date of grant (five years for incentive stock options granted to

                          IDENIX PHARMACEUTICALS, INC.

holders of more than 10% of the Company's voting common stock). Nonqualified stock options may be granted to any officer, employee, director, consultant or advisor at a per share exercise price in such amount as the Compensation Committee may determine.


     In February 2004, the Board of Directors adopted the 2004 Stock Incentive Plan (the "2004 Plan"), subject to stockholder approval. The 2004 Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, performance share awards and restricted and unrestricted stock awards for the purchase of an aggregate of 800,000 shares of common stock.


     The Compensation Committee may also grant restricted stock and other stock-based awards on such terms and conditions as it may determine subject to the Company's right to repurchase the underlying stock if the award terms and conditions are not satisfied.

The following table summarizes option activity under the 1998 Plan:


                                              NUMBER OF         NUMBER          WEIGHTED
                                          OPTIONS AVAILABLE   OF OPTIONS    AVERAGE EXERCISE
                                          FOR FUTURE GRANT    OUTSTANDING        PRICE
                                          -----------------   -----------   ----------------
Outstanding, December 31, 2000..........        299,966        1,383,500         $ 0.64
Granted.................................                         915,000           2.63
Exercised...............................                        (165,187)          0.14
Cancelled...............................                         (41,375)          1.48
                                                               ---------
Outstanding, December 31, 2001..........        226,341        2,091,938           1.58
Granted.................................                       1,321,000           4.24
Exercised...............................                        (828,510)          1.95
Cancelled...............................                         (19,490)          2.18
                                                               ---------
Outstanding, December 31, 2002..........      1,424,831        2,564,938           2.81
Granted.................................                         610,890          11.33
Exercised...............................                        (668,075)          1.75
Cancelled...............................                         (12,299)          5.25
                                                               ---------
Outstanding, December 31, 2003..........        826,240        2,495,454           5.17
Granted.................................                         586,500          12.05
Exercised...............................                          (6,677)          2.44
Cancelled...............................                          (3,450)         11.25
                                                               ---------
Outstanding, March 31, 2004.............        243,190        3,071,827         $ 6.48
                                                               =========         ======
Exercisable, December 31, 2001..........                         650,896         $ 0.82
                                                               =========         ======
Exercisable, December 31, 2002..........                         729,988         $ 1.17
                                                               =========         ======
Exercisable, December 31, 2003..........                         947,068         $ 2.96
                                                               =========         ======
Exercisable, March 31, 2004.............                       1,124,337         $ 3.50
                                                               =========         ======



     The weighted average fair value of options granted at fair value during the years ended December 31, 2002 and 2003 was $1.21 and $1.73, respectively. All options granted during the year ended December 31, 2001 and the three months ended March 31, 2004 had an exercise price that was less than the fair value of common stock on the date of grant. The weighted average fair value of options granted at less than fair value was $1.05, $9.45, $1.77 and $1.78 for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, respectively.

                          IDENIX PHARMACEUTICALS, INC.

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2003.



                           OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
              ----------------------------------------------   ----------------------
                               WEIGHTED
                                AVERAGE                                      WEIGHTED
                               REMAINING         WEIGHTED                    AVERAGE
  EXERCISE      NUMBER        CONTRACTUAL        AVERAGE         NUMBER      EXERCISE
   PRICE      OUTSTANDING   LIFE (IN YEARS)   EXERCISE PRICE   EXERCISABLE    PRICE
  --------    -----------   ---------------   --------------   -----------   --------
 $0.10-1.00      386,748          6.3             $0.76          305,998      $0.57
    2.00         381,425          7.0              2.00          194,675       2.00
    3.00         771,364          8.2              3.00          299,020       3.00
 4.00-8.50       380,027          8.9              6.80          100,079       7.94
   11.50         575,890          9.8             11.50           47,296      11.50
               ---------                                         -------
$0.10-$11.50   2,495,454          8.2             $5.17          947,068      $2.96
               =========                                         =======



     During the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2004 in connection with the grant of stock options to employees, the Company recorded deferred stock compensation of approximately $2,910,000, $9,150,000, $80,000 and $268,000, respectively, representing the difference between the exercise price and the fair market value of the Company's common stock on the date the stock options were granted.



     During the year ended December 31, 2003 and the three months ended March 31, 2004, in connection with the grant of stock options to nonemployee consultants, the Company recorded deferred stock compensation of approximately $11,000 and $9,000, respectively. Deferred stock compensation was recorded based on the fair value of the options granted utilizing the Black-Scholes valuation method.



     During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, the Company recorded amortization of deferred stock compensation for all stock option grants of approximately $508,000, $3,091,000, $4,663,000 and $526,000, respectively, and $3,889,000 and $3,640,000 remains unamortized at December 31, 2003 and March 31, 2004, respectively.



     The employment agreement with the Company's former Chief Financial Officer provided for accelerated vesting of all stock options granted subject to a change of control in the Company. The acquisition of a majority of the Company's capital stock by Novartis in May 2003 resulted in the Company recording non-cash stock compensation of $2,378,000 which is included in the amortization of deferred stock compensation for the year ended December 31, 2003.



     During the years ended December 31, 2002 and 2003, the Company modified incentive stock option grants to provide for accelerated vesting for certain employees resulting in noncash stock compensation of $673,000 and $82,000, respectively.


13.  COMMITMENTS AND CONTINGENCIES


LEASE ARRANGEMENTS



     The Company leases its facilities and certain equipment under noncancelable operating and capital leases. The Company's leases have terms through the year 2013. Total rent expense under operating leases was approximately $675,000, $840,000 and $1,037,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

                          IDENIX PHARMACEUTICALS, INC.

     Future minimum lease payments under noncancelable leases at December 31, 2003 are as follows:



YEAR ENDING                                                       OPERATING
DECEMBER 31,                                                        LEASES
------------                                                      ---------
                                                                (IN THOUSANDS)
2004........................................................        $ 1,559
2005........................................................          1,324
2006........................................................          1,146
2007........................................................          1,146
2008 and thereafter.........................................          7,649
                                                                    -------
          Total.............................................        $12,824
                                                                    =======



     In October 2003, the Company entered into a new operating lease commitment for space in Cambridge, Massachusetts to consolidate its headquarters and U.S. laboratory facilities in one location. Rent expense on this lease began in December 2003 when the Company commenced occupancy. The term of the lease is for ten years with expiry in December 2013. The lease commitment is approximately $1,100,000 per year for the first five years of the lease term and escalating to approximately $1,300,000 per annum through the remainder of the lease. The Company expects to incur approximately $2,200,000 in capital expenditures associated with leasehold and other improvements associated with the move to this new location. The lease agreement provides for a landlord allowance of $1,560,560 to be paid to the Company to finance a portion of these capital improvements. This amount due to the Company has been recorded in prepaid and other assets with a corresponding amount recorded as deferred rent which will be amortized as a reduction of rent over the ten-year lease term. The Company will recognize approximately $1,052,000 in rent expense per year over this lease term. In connection with this operating lease commitment, a commercial bank issued a letter of credit in October 2003 for $750,000 collateralized by cash held with that bank. The letter of credit expires in December 2013.



EMPLOYMENT AGREEMENTS



     In May 2003, the Company entered into an employment agreement with its Chief Executive Officer that provides for a minimum annual salary and an annual bonus in an amount of not less than 40% of his base salary (the target bonus amount) and not more than 200% of the target bonus amount. A bonus of $200,000 was expensed in 2003 and was paid in February 2004. Additionally, the employment arrangement provides for a one-time bonus in the amount of $400,000 to be payable upon the successful completion of a transaction involving the licensing of the Company's hepatitis B drug candidates. This one-time bonus was paid and charged to expense in May 2003 in connection with the closing of the Novartis collaboration.



     The Company also entered into employment agreements with certain key executive officers in May 2003. Each officer subject to these employment agreements will be paid an annual base salary and are eligible to receive an annual target bonus at a minimum percentage of the annual base salary based on criteria established by the Board of Directors of the Company. Employment terms for the officers under these agreements range from three to five years. The Company paid $835,000 to these officers in February 2004 as an annual bonus for 2003.



     Under the terms of this employment agreement with the Company's Chief Executive Officer, in the event of his death or disability while he is employed by the Company, the Company is obligated to make a payment to him or his estate in the amount of $2,000,000. In addition, if any of the

                          IDENIX PHARMACEUTICALS, INC.

Company's officers with whom the Company is a party to an employment agreement, including its Chief Executive Officer, is terminated by reason of disability, the Company is obligated to pay such officer annual disability benefits until age 65 equal to 60% of such officer's annual base salary in effect at the time of such disability.

     While the Company maintains long-term disability insurance coverage, the benefits currently payable under the policy would not fully satisfy the Company's obligation for its more highly compensated officers. Accordingly, if any of these officers are terminated as a result of disability, the Company would need to fund the difference in disability benefits payable under its existing insurance coverage and the amount which it is obligated to provide. Long-term disability benefits payable to a disabled employee under the Company's current insurance policy are limited to the greater of 60% of their current base salary or $10,000 per month.


LEGAL CONTINGENCIES



 HEPATITIS C DRUG CANDIDATES



     In May 2004, the Company and, in an individual capacity, its Chief Executive Officer ("CEO"), entered into a settlement agreement with the University of Alabama at Birmingham ("UAB") and its affiliate, the UAB Research Foundation ("UABRF"), to resolve a dispute among these parties. In March 2004, the Company and, in an individual capacity, its CEO, filed a lawsuit against UABRF in the United States District Court, District of Massachusetts, seeking declaratory judgment regarding the Company's ownership of inventions and discoveries made during the period from November 1999 to November 2000 (the "Leave Period") by the CEO and the Company's ownership of patents and patent applications related to such inventions and discoveries. During the Leave Period, while acting in the capacity as the Company's Chief Scientific Officer, the CEO was on sabbatical from November 1999 to November 2000 (the "Sabbatical Period") and then unpaid leave prior to resigning in November 2002 from his position as a professor at UAB.



     As a part of the settlement agreement, UAB and UABRF agreed that neither UAB or UABRF have any right, title or ownership interest in the inventions and discoveries made or reduced to practice during the Leave Period or the related patents and patent applications. In exchange, the Company agreed to make a $2,000,000 payment to UABRF in May 2004, which was recorded as research and development expense in the year ended December 31, 2003. The Company also dismissed the pending litigation and agreed to make certain future payments to UABRF. These future payments consist of (i) a $1,000,000 payment upon the receipt of regulatory approval to market and sell in the U.S. a product which relates to inventions and discoveries made by the CEO during the Sabbatical Period and (ii) payments in an amount equal to 0.5% of worldwide net sales of such products with a minimum sales based payment to equal $12,000,000. The sales based payments (including the minimum amount) are contingent upon the commercial launch of products that relate to inventions and discoveries made by the CEO during the Sabbatical Period. The minimum amount is due within seven years after the later of the commercial launch in the U.S. or any of the U.K., France, Germany, Italy or Spain, of a product that (i) has within its approved product label a use for the treatment of hepatitis C infection, and (ii) relate to inventions and discoveries made by the CEO during the Sabbatical Period, if sales based payments for such product have not then exceeded $12,000,000. At that time, the Company will be obligated to pay to UABRF the difference between the sales based payments then paid to date for such product and $12,000,000.



 HEPATITIS B DRUG CANDIDATES



     In addition to the Leave Period matter noted above, UABRF notified the Company in January 2004 that UABRF believes that patent applications which the Company has licensed from UABRF

                          IDENIX PHARMACEUTICALS, INC.

(Note 18) can be amended to obtain broad patent claims that would generally cover the method of using telbivudine to treat HBV. The Company disagrees with UABRF's assertion. If UABRF pursues such patent claims, they could assert that the obligations of the Company arising under the license agreement with respect to licensed technology (including the amount and manner of payments due) are applicable to the Company's intended use of telbivudine to treat hepatitis B (Note 18). The agreement requires the Company to make, for each significant disease indication for which licensed technology is used, payments aggregating $1,300,000 if certain regulatory milestones are met. Additionally, if commercialization is achieved for a licensed product, the Company will be required to pay a royalty with respect to annual net sales of licensed products by the Company or an affiliate of the Company at the rate of 6% for net sales up to $50,000,000 and at the rate of 3% for net sales in excess of $50,000,000. If the Company enters into a sublicense arrangement with an entity other than one which controls at least 50% of the Company's capital stock, the Company would be required to remit to UABRF 30% of all royalties received by the Company on sales of the licensed product by the sublicensee. The Company is also required to pay to UABRF 20% of all license fees, milestone payments and other cash consideration the Company receives from the sublicensee with respect to the licensed products. If UABRF's position were to be upheld, and telbivudine was found to be covered by the agreement, the Company could be required to pay UABRF $15 million related to the upfront payment received from Novartis. In addition, the Company could have to pay royalties to UABRF. The Company does not believe that it is probable that UABRF's position will be upheld.



INDEMNIFICATION



     The Company has agreed to indemnify Novartis and its affiliates against losses suffered as a result of any breach of representations and warranties in the development agreement. Under the development agreement and stock purchase agreement, the Company made numerous representations and warranties to Novartis regarding its hepatitis B and C drug candidates, including representations regarding the Company's ownership of the inventions and discoveries described above. If one or more of the representations or warranties were not true at the time they were made to Novartis, the Company would be in breach of one or both of these agreements. In the event of a breach by the Company, Novartis has the right to seek indemnification from the Company and, under certain circumstances, the Company and its stockholders who sold shares to Novartis, which include many of its directors and officers, for damages suffered by Novartis as a result of such breach. While it is possible that the Company may be required to make payments pursuant to the indemnification obligations it has under the development agreement, the Company can not reasonably estimate the amount of such payments or the likelihood that such payments will be required.

                          IDENIX PHARMACEUTICALS, INC.

14.  INCOME TAXES



     The components of income (loss) before income taxes and of income tax expense for the years ending December 31, 2001, 2002 and 2003 are as follows:



                                                                2001       2002       2003
                                                                ----       ----       ----
                                                                      (IN THOUSANDS)
Income (loss) before income taxes
  U.S. .....................................................  $    413   $(13,350)  $(26,306)
  Foreign...................................................   (27,380)   (24,967)   (15,390)
                                                              --------   --------   --------
                                                              $(26,967)  $(38,317)  $(41,696)
                                                              ========   ========   ========
Income tax expense
  Current
     Federal -- U.S. .......................................  $    122   $    (27)  $    242
     State -- U.S. .........................................        38        (22)         9
     Foreign................................................       187         43        (67)
                                                              --------   --------   --------
                                                                   347         (6)       184
  Deferred
     Federal -- U.S. .......................................  $     21         27         --
     State -- U.S. .........................................         7         11         --
     Foreign................................................        (7)         7         --
                                                              --------   --------   --------
                                                                    21         45         --
                                                              --------   --------   --------
       Total income tax expense.............................  $    368   $     39   $    184
                                                              ========   ========   ========



     The Company's income tax expense consists of tax expense incurred by the Company and its U.S., French and Netherlands subsidiaries. The U.S. and French subsidiaries performed services for the Company and are reimbursed for these costs, plus a profit margin. Under current laws of the Cayman Islands, there are no income or other Cayman Island taxes payable by the Company, its Cayman Island subsidiary or the Company's stockholders and therefore there are no Cayman Island loss carry forwards available to offset future taxes. Subsequent to the domestication (Note 1), losses incurred by the Company are shared between the Company and its Cayman subsidiary, with losses incurred in the U.S. available to offset future taxes.



     The components of the Company's net deferred taxes were as follows at December 31:



                                                               2002       2003
                                                               ----       ----
                                                                (IN THOUSANDS)
Depreciation................................................  $   (35)  $    (42)
Deferred licensing income...................................       --      9,561
Accrued expenses and other..................................      365      1,600
Research and development credits............................      174        348
Alternative minimum tax credit..............................       --        107
Net operating carry forwards................................    4,856      3,908
Valuation allowance.........................................   (5,360)   (15,482)
                                                              -------   --------
Deferred tax asset..........................................  $    --   $     --
                                                              =======   ========

                          IDENIX PHARMACEUTICALS, INC.

     The Company's effective income tax rate differs from the statutory federal income tax rate as follows:


                                                              2001   2002   2003
                                                              ----   ----   ----
Federal tax benefit rate....................................  (34)%  (34)%  (34)%
State tax benefit, net of federal benefit...................   --     (2)    --
Permanent items.............................................   --      1      9
Foreign rate differentials..................................   35     23      9
Valuation allowance.........................................   --     12     17
                                                              ---    ---    ---
Effective income tax rate...................................    1%    --%     1%
                                                              ===    ===    ===



     As of December 31, 2003, the Company had U.S. federal and state net operating loss carry forwards of approximately $5,900,000 which may be available to offset future federal and state income tax liabilities. The U.S. federal net operating loss carry forwards begin to expire in 2022 and the state net operating loss carry forwards begin to expire in 2007. The Company has foreign net operating loss carry forwards of $4,200,000 which have no expiration date. The Company also has federal and state research and development credits of approximately $195,000 and $153,000 respectively. The federal research and development credits begin to expire in 2022, and the state credits begin to expire in 2016.



     During the year ended December 31, 2003, the Company recognized a corporate tax deduction associated with the exercise of employee stock options. The tax benefit associated with these option exercises is approximately $136,000 and has been included as a separate component of additional paid-in capital. The effect of employee stock option exercises that are included in net operating loss carry forwards are included in deferred tax assets. When these losses are utilized, a portion of the tax benefit will be recorded as additional paid-in capital.



     As required by SFAS No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carry forwards, deferred licensing income and research and development credit carry forwards. Management has determined that it is more likely than not that the Company will not realize the benefits of federal, state and foreign deferred tax assets and, as a result, a valuation allowance of $15,482,000 has been established at December 31, 2003.



     Due to the extent of international transactions in which the Company is engaged in, there is a risk that tax authorities in the U.S. or other jurisdictions in which the Company conducts business could challenge the nature of these transactions. Income taxes reflected in the financial statements of the Company reflect management's best estimates of taxes payable and liabilities for tax contingencies that management believes are probable of occurring and which can be reasonably estimated. The ultimate resolution of tax matters is unpredictable and could result in tax liabilities that differ significantly than the amounts which have been provided by the Company.



     Ownership changes, as defined in the Internal Revenue Code, may limit the amount of net operating loss carry forwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.


15.  401(k) SAVINGS PLAN


     The Company maintains a retirement savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan allows participants to defer a portion of their annual compensation on a pre-tax basis and covers substantially all U.S. employees of the Company

                          IDENIX PHARMACEUTICALS, INC.

who meet minimum age and service requirements. Contributions to the 401(k) Plan may be made by the Company at the discretion of the Board of Directors. The Company has not made any contributions to the 401(k) Plan through December 31, 2003.


16.  RELATED PARTY TRANSACTIONS

     One of the Company's founders is a member of the Board of Directors of Pharmasset, Ltd. ("Pharmasset"), an entity with which the Company has entered into a license agreement. Both the Company and such person are holders of equity interests in Pharmasset (Note 18).


     In connection with the development agreement entered into between the Company and Novartis, the Company has generated revenues from Novartis from license payments and reimbursements of certain research and development expenses in the amount of $33,327,000 for the year ended December 31, 2003 and $16,630,000 for the three months ended March 31, 2004. All amounts included in accounts receivable-related party at December 31, 2003 and March 31, 2004 are due from Novartis. There also is $64,995,000 and $54,315,000 included in deferred revenue as of December 31, 2003 and March 31, 2004, respectively, relating to license fees received from Novartis.


17.  SEGMENT REPORTING

     The Company operates in a single segment and has no organizational structure dictated by product lines, geography or customer type.


     The following table presents total long-lived assets by geographic area as of December 31, 2002 and 2003:



                                                               2002     2003
                                                               ----     ----
                                                              (IN THOUSANDS)
United States...............................................  $1,361   $3,404
Europe......................................................     588    1,162
                                                              ------   ------
                                                              $1,949   $4,566
                                                              ======   ======


18.  LICENSING AGREEMENTS

PHARMASSET, LTD.


     In June 1998, the Company acquired from Pharmasset a license to compounds with antiviral activity. In connection with this transaction, the Company purchased 1,000,000 shares of Pharmasset. The Company currently owns 500,000 shares with a cost basis of $500,000. During the year ended December 31, 2000, Pharmasset repurchased 500,000 shares for $1,845,000 resulting in a gain of $1,345,000, which was recorded in the consolidated statement of operations. The licensing agreement terminated in April 2002.


THERAPX PHARMACEUTICALS, L.L.C.

     In June 1998, the Company acquired from TherapX Pharmaceuticals, L.L.C. ("TherapX") a license to certain technology relating to antiviral therapies. The Company paid to each of TherapX and a founder of the Company in his capacity as an inventor of the technology non-refundable license fees in the amount of $50,000, which was charged to research and development expense.

                          IDENIX PHARMACEUTICALS, INC.

     Under the terms of the agreement, if certain milestones are met, the Company is required to make additional cash payments aggregating up to $1,300,000. If commercialization is achieved, the Company will be required to pay royalties on the net sales of the licensed products. Through December 31, 2003, no additional payments were made or milestones earned under this license agreement.



UAB RESEARCH FOUNDATION



     In June 1998, the Company entered into an exclusive license agreement with UABRF pursuant to which the Company acquired the rights to use and commercialize, including by means of sublicense, certain technology and to make, use or sell licensed products. The agreement was subsequently amended in June 1998 and July 1999. In 1998, the Company made a nonrefundable $100,000 license fee payment to UABRF which was recorded as research and development expense in the year ended December 31, 1998.



     The agreement requires the Company to make, for each significant disease indication for which licensed technology is used, payments aggregating $1,300,000 if certain regulatory milestones are met. Of such amount, two-thirds is payable in cash and one-third is payable in shares of the Company's common stock. Additionally, if commercialization is achieved for a licensed product, the Company will be required to pay a royalty with respect to annual net sales of licensed products by the Company or an affiliate of the Company at the rate of 6% for net sales up to $50,000,000 and at the rate of 3% for net sales in excess of $50,000,000. If the Company enters into a sublicense arrangement with an entity other than one which controls at least 50% of the Company's capital stock, the Company would be required to remit to UABRF 30% of all royalties received by the Company on sales of the licensed product by the sublicensee. The Company is also required to pay to UABRF 20% of all license fees, milestone payments and other cash consideration the Company receives from the sublicensee with respect to the licensed products. The Company is required to reimburse UABRF for costs UABRF incurs in connection with the prosecution, maintenance and protection of patent applications and patents associated with the licensed technology.


19.  COLLABORATIVE AGREEMENTS AND CONTRACTS

LE CENTRE NATIONAL DE LA RECHERCHE SCIENTIFIQUE AND L'UNIVERSITE MONTPELLIER II


     Effective January 1, 1999, the Company entered into a Cooperative Agreement with Le Centre National de la Recherche Scientifique ("CNRS") and L'Universite Montpellier II ("University of Montpellier") pursuant to which the Company acquired a license to certain antiviral technology. The Company is required to make royalty payments to the University of Montpellier upon commercialization of any products resulting from the licensed technology. The Company is also required to provide personnel and required to make payments to the University of Montpellier for supplies and improvement and use of the facilities. The term of this agreement extends through December 2006. As of December 31, 2003, the aggregate remaining amount of payments due under the agreement is approximately $1,014,000. During the years ended December 31, 2001, 2002 and 2003, the Company incurred expenses of approximately $174,000, $191,000 and $216,000 respectively, in connection with this agreement.



     In May 2003, the Company entered into an Amended and Restated Cooperative Agreement with CNRS, University of Montpellier and Novartis pursuant to which Novartis was granted the right, under certain circumstances, to prosecute and enforce patents resulting from the research activities and to assume the Company's rights under the agreement if the agreement terminates due to an uncured breach of the agreement by the Company.

                          IDENIX PHARMACEUTICALS, INC.

UNIVERSITA DI CAGLIARI


     On January 4, 1999, the Company entered into a Cooperative Antiviral Research Activity Agreement with the Dipartimento di Biologia Sperimentale "Bernardo Loddo" dell'Universita di Cagliari ("University of Cagliari") pursuant to which the Company acquired an exclusive license to certain antiviral technology. The Company is required to make royalty payments to the University of Cagliari upon commercialization of any products resulting from the licensed technology. The Company is also required to provide personnel and to make payments to the University of Cagliari for services rendered by the University of Cagliari and for use of its facility. The aggregate remaining amount of such payments is approximately $751,000 at December 31, 2003. The term of this agreement extends through January 2006. During the years ended December 31, 2001, 2002 and 2003, the Company incurred expenses of approximately $135,000, $172,000 and $315,000, respectively, in connection with this agreement.


     In December 2000, the Company and University of Cagliari also entered into a License agreement pursuant to which the Company was granted an exclusive license under certain patent rights resulting from specified research activities.


     In May 2003, the Company, the University of Cagliari and Novartis entered into an amendment of these agreements, pursuant to which Novartis was granted the right, under certain circumstances, to prosecute and enforce patents resulting from the research activities, and to assume the Company's rights under the agreement if the agreement terminates due to an uncured breach of the agreement by the Company.


SUMITOMO PHARMACEUTICALS CO., LTD.


     During the year ended December 31, 2001, the Company entered into collaborative agreements with Sumitomo, in connection with the development and commercialization in the territories of Japan, the People's Republic of China ("China"), the Republic of China ("Taiwan") and the Republic of Korea ("South Korea") of telbivudine, a drug candidate intended for the treatment of hepatitis B infection. In connection with this arrangement, the Company and Sumitomo agreed to share certain direct third-party expenses of development of telbivudine. In exchange for the grant of rights to commercialize telbivudine, if successfully developed, in Japan, China, Taiwan and South Korea, Sumitomo agreed to pay the Company royalties on sales of telbivudine in such countries as well as additional amounts aggregating up to $46,000,000 related to license fees and achievement of certain developmental, regulatory and commercialization milestones. During the years ended December 31, 2001, 2002 and 2003, the Company received aggregate payments of $4,000,000, $4,727,000 and $545,000, respectively, in connection with license fees and reimbursement of certain direct third-party expenses.



     In March 2003, the Company entered into a final settlement agreement with Sumitomo under which the rights to develop and commercialize telbivudine in Japan, China, South Korea and Taiwan previously granted to Sumitomo were returned to the Company. This agreement with Sumitomo became effective upon consummation of the Company's collaboration with Novartis in May 2003. The Company repurchased these product rights for $5,000,000 and as a result of this payment the Company reversed approximately $4,571,000 of revenue previously recognized in original arrangements with Sumitomo with the remaining amount recorded as a reduction of deferred revenue. The Company also has $4,272,000 included in deferred revenue on its consolidated balance sheet at each of December 31, 2003 and March 31, 2004 representing amounts received from Sumitomo that have not been included in revenue to date. The Company must pay an additional $5,000,000 to Sumitomo upon the first commercial sale of telbivudine in Japan. This payment will be recorded first as a reduction of the remaining $4,272,000 of deferred revenue, with

                          IDENIX PHARMACEUTICALS, INC.

the excess recorded as an expense. If and when the Company determines that it will not seek regulatory approval for telbivudine in Japan, the Company would have no further obligations under the settlement agreement with Sumitomo and, therefore, the $4,272,000 of remaining deferred revenue would be recognized as revenue at that time.



MICROBIOLOGICA QUIMICA E FARMACEUTICA LTDA



     In May 2003, the Company finalized an agreement with Microbiologica Quimica E Farmaceutica Ltda. ("Microbiologica") in which Microbiologica granted to the Company a license to use certain of Microbiologica's manufacturing technology and patents for the treatment of hepatitis B infection. The Company is obligated to pay Microbiologica $7,000,000 in total for this license. The Company is required to pay the license fee over a five-year period commencing in January 2004 with a payment of $2,000,000 and continuing each year thereafter through January 2009 with annual payments each in the amount of $1,000,000. Since there was no alternative use for this technology, the net present value of these payments of approximately $6,300,000 was recorded as research and development expense during the year ended December 31, 2003.

------------------------------------------------------
------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or to buy only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS


                                       Page
                                       ----
Prospectus Summary...................      1
Risk Factors.........................      9
Forward-Looking Information..........     33
Use of Proceeds......................     34
Dividend Policy......................     34
Capitalization.......................     35
Dilution.............................     36
Selected Consolidated Financial
  Data...............................     38
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     40
Business.............................     55
Relationship with Novartis...........     88
Management...........................     96
Certain Relationships and Related
  Party Transactions.................    115
Principal and Selling Stockholders...    122
Description of Capital Stock.........    125
Shares Eligible for Future Sale......    127
Material U.S. Federal Tax
  Considerations For Non-U.S. Holders
  of Our Common Stock................    130
Underwriting.........................    133
Validity of the Shares...............    136
Experts..............................    136
Where You Can Find More
  Information........................    136
Index to Consolidated Financial
  Statements.........................    F-1


                             ----------------------

  Through and including           (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotment or subscription.
             ------------------------------------------------------
             ------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                            Shares


                          IDENIX PHARMACEUTICALS, INC.

                                  Common Stock
                             ----------------------

                                 [IDENIX LOGO]
                             ----------------------
                              GOLDMAN, SACHS & CO.
                                 MORGAN STANLEY
                            BEAR, STEARNS & CO. INC.

                      Representatives of the Underwriters
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered. All amounts are estimates, other than the SEC registration fee and the NASD fee.


SEC registration fee........................................  $    8,090
National Association of Securities Dealers Inc. fee.........      10,500
NASDAQ National Market listing fee..........................     100,000
Accountants' fees and expenses..............................     350,000
Legal fees and expenses.....................................     900,000
Blue Sky fees and expenses..................................      51,000
Transfer Agent's fees and expenses..........................       5,000
Printing and engraving expenses.............................     400,000
Miscellaneous...............................................      26,410
                                                              ----------
  Total expenses............................................  $1,805,000
                                                              ==========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Our restated certificate of incorporation states that our directors will not have personal liability for monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. We also carry liability insurance covering each of our directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is information regarding common stock and preferred stock issued, and options and warrants granted, by us since January 1, 2001. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the

Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

     (a) ISSUANCE OF CAPITAL STOCK


     1. On March 16, 2001, we sold an aggregate of 40,000 shares of our common stock at a per share purchase price of $0.001 to Earl Kern, Josef Moravek, Marie Warburg and Pierre-Philippe Barkats.



     2. On April 24, 2001, we issued and sold 7,676,769 shares of our series C convertible preferred stock to four existing stockholders and 11 new investors for an aggregate purchase price of $38,000,000. In connection with this transaction, we also issued to the purchasers warrants to purchase up to an aggregate of 4,606,060 shares of our common stock, for which no additional consideration was paid. The investors who participated in that offering were BB BioVentures L.P., MPM BioVentures Parallel Fund, L.P., MPM Asset Management Investors 1998 LLC, Nomura International plc, Credit Suisse First Boston Equity Partners, L.P., Credit Suisse First Boston Equity Partners (Bermuda), L.P., Credit Suisse First Boston U.S. Executive Advisors, L.P., EMA Private Equity Fund 2000, L.P., EMA Partners Fund 2000, Hanseatic Americas LDC, Novartis International AG, Biomedical Sciences Investment Fund Pte Ltd., Adroit Private Equity AG, Bank of America Investment Corporation and Swan Private Equity Verwaltungs GmbH.



     3. On June 28, 2001, we issued and sold 1,212,121 shares of our series C convertible preferred stock to two existing stockholders and one new investor for an aggregate purchase price of $6,000,000. In connection with this transaction, we also issued to the purchasers warrants to purchase up to an aggregate of 727,272 shares of common stock, for which no additional consideration was paid. The investors who participated in that offering were TVM V Life Sciences Venture GmbH & Co. KG, TVM Medical Ventures GmbH and KB Lux Venture Capital Fund -- Biotechnology.



     4. On May 30, 2002, we sold an aggregate of 10,000 shares of our common stock at a per share price of $0.001 to Alexandra Goll, Helmut Schuhsler, Friedrich Bornikoel, Bernd Siebel and John DiBello



     5. On May 8, 2003, we issued an aggregate of 28,395,964 shares of common stock upon conversion of our outstanding shares of series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock, including 1,537,725 shares of common stock as payment of accrued but unpaid dividends in the amount of approximately $17,700,000.



     6. On May 15, 2004, we issued an aggregate of 50 shares of common stock to Novartis pursuant to the stockholders' agreement at a per share purchase price of $0.001.


     No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our convertible preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

     (b) GRANTS OF STOCK OPTIONS


     The Registrant's Amended and Restated 1998 Equity Incentive Plan was adopted by the board of directors and approved by the stockholders in June 1998. As of April 30, 2004 options to purchase 3,071,727 shares of common stock remain outstanding at a weighted average exercise price of $6.48 per share.


     The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

     All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.



     (a) EXHIBITS. See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.



     (b) FINANCIAL STATEMENT SCHEDULES.  None.


ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

     (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on May 28, 2004.


                                          IDENIX PHARMACEUTICALS, INC.


                                          By:    /s/ JEAN-PIERRE SOMMADOSSI
                                            ------------------------------------
                                            Jean-Pierre Sommadossi
                                            Chairman, President and Chief
                                              Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to registration statement has been signed by the following persons in the capacities and on the dates indicated:



                    SIGNATURE                                     TITLE(S)                     DATE
                    ---------                                     --------                     ----
/s/ JEAN-PIERRE SOMMADOSSI                           Chairman, President and Chief         May 28, 2004
------------------------------------------------     Executive Officer (Principal
Jean-Pierre Sommadossi                               Executive Officer)


/s/ DAVID A. ARKOWITZ                                Chief Financial Officer and           May 28, 2004
------------------------------------------------     Treasurer (Principal Financial and
David A. Arkowitz                                    Accounting Officer)


*                                                    Director                              May 28, 2004
------------------------------------------------
Charlene Barshefsky


*                                                    Director                              May 28, 2004
------------------------------------------------
Charles W. Cramb


*                                                    Director                              May 28, 2004
------------------------------------------------
Thomas Ebeling


*                                                    Director                              May 28, 2004
------------------------------------------------
Ansbert Gadicke


*                                                    Director                              May 28, 2004
------------------------------------------------
Wayne T. Hockmeyer


*                                                    Director                              May 28, 2004
------------------------------------------------
Thomas R. Hodgson

                    SIGNATURE                                     TITLE(S)                     DATE
                    ---------                                     --------                     ----

*                                                    Director                              May 28, 2004
------------------------------------------------
Robert E. Pelzer


*                                                    Director                              May 28, 2004
------------------------------------------------
Denise Pollard-Knight


 *By:   /s/ JEAN-PIERRE SOMMADOSSI
        ------------------------------------------
        Name: Jean-Pierre Sommadossi
        Title:  Chairman, President
               and Chief Executive Officer
               Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   1.1**      Form of Underwriting Agreement.
   3.1*       Restated Certificate of Incorporation.
   3.2**      Form of Certificate of Amendment of Restated Certificate of
              Incorporation to be effective immediately prior to the
              effectiveness of this Registration Statement.
   3.3*       By-laws, as amended (previously filed as Exhibit 3.4).
   3.4        Form of Amended and Restated Bylaws, to be effective upon
              the closing of the offering
   4.1*       Specimen certificate evidencing the common stock.
   5.1        Opinion of Hale and Dorr LLP, as to the legality of the
              common stock.
  10.1        Amended and Restated 1998 Equity Incentive Plan.
  10.2*       Lease Agreement, dated October 15, 1998, by and between
              Idenix (Massachusetts) Inc. and CambridgePark One Limited
              Partnership, as amended by the First Amendment to Lease,
              dated as of September 1, 2001.
  10.3*       Lease Agreement, dated as of August 22, 2001, by and between
              Idenix (Massachusetts) Inc. and West Cambridge Sciences
              Park.
  10.4*       Amended and Restated Lease of Premises at 60 Hampshire
              Street, Cambridge, Massachusetts, dated as of October 28,
              2003, by and between Idenix (Massachusetts) Inc. and BHX,
              LLC, as trustee of 205 Broadway Realty Trust.
  10.5*       Employment Agreement, dated as of May 6, 2003, by and
              between the registrant and Jean-Pierre Sommadossi.
  10.6*       Employment Agreement, dated May 8, 2003, by and between the registrant and Andrea Corcoran.
  10.7*       Employment Agreement, dated May 8, 2003, by and between the registrant and James Egan.
  10.8*       Employment Agreement, dated May 8, 2003, by and between the registrant and Nathaniel Brown.
  10.9*       Employment Agreement, dated May 8, 2003, by and between the registrant and David Shlaes.
  10.10*      Employment Agreement, dated July 28, 2003, by and between
              the registrant and Guy Macdonald.
  10.11*      Employment Agreement, dated December 1, 2003, by and between the registrant and David Arkowitz.
  10.12*      Separation Agreement, dated as of July 16, 2003, by and
              between the registrant and John Dunphy.
  10.13*      Final Settlement Agreement, dated March 26, 2003, by and
              between the registrant and Sumitomo Pharmaceuticals Co.,
              Ltd.
  10.14+*     Restated and Amended Cooperative Agreement, dated as of May
              8, 2003, by and among Idenix SARL and Le Centre National de la Recherche Scientifique, L'Universite Montpellier II and
              Novartis Pharma AG. (English Translation)
  10.15+*     License Agreement, dated as of June 20, 1998, by and among the registrant, TherapX Pharmaceuticals, L.L.C. and Raymond
              Schinazi.
  10.16+*     Cooperative Antiviral Research Activity Agreement, dated
              January 4, 1999 (the "Cooperative Agreement"), by and
              between Idenix SARL and the University of Cagliari.
  10.17+*     License Agreement, dated as of December 14, 2000 (the
              "License Agreement"), between the registrant and the
              University of Cagliari.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  10.18+*     Letter Agreement, dated April 10, 2002, by and between
              Idenix SARL and the University of Cagliari, amending the
              Cooperative Agreement and License Agreement.
  10.19*      Letter Agreement, dated May 8, 2003, by and among the
              registrant, Idenix SARL, Novartis Pharma AG and the
              University of Cagliari, amending the Cooperative Agreement and License Agreement.
  10.20*      Master Services Agreement, dated May 27, 1999, between
              Idenix (Massachusetts), Inc. and Quintiles Scotland Ltd.
  10.21+*     Master Services Agreement, dated February 25, 2003, by and between the registrant and Quintiles, Inc.
  10.22*      Multiproject Development and Supply Agreement, dated as of
              December 20, 2001, by and among the registrant, Idenix SARL and Clariant Life Science Molecules (Missouri) Inc.
  10.23+*     Agreement, dated as of May 1, 2003, between Idenix (Cayman)
              Limited and Microbiologica Quimica E Farmaceutica Ltda.
  10.24+*     Development, License and Commercialization Agreement, dated as of May 8, 2003, by and among the registrant, Idenix
              (Cayman) Limited and Novartis Pharma AG.
  10.25+*     Master Manufacturing and Supply Agreement, dated as of May
              8, 2003, by and between Idenix (Cayman) Limited and Novartis
              Pharma AG.
  10.26       Form of Amended and Restated Stockholders' Agreement to be
              effective upon the closing of the offering, by and among the registrant, Novartis Pharma AG and the stockholders
              identified on the signature pages thereto.
  10.27+*     Stock Purchase Agreement, dated as of March 21, 2003, by and among the registrant, Novartis Pharma AG and the
              stockholders identified on the signature pages thereto.
  10.28*      Letter Agreement, dated as of March 21, 2003, by and between the registrant and Novartis Pharma AG.
  10.29*      Consulting Agreement, dated as of April 24, 2000, by and
              between the registrant and James Egan.
  10.30       Form of Concurrent Private Placement Stock Purchase
              Agreement, by and between the registrant and Novartis Pharma
              AG.
  10.31       License Agreement dated as of June 20, 1998 by and between the registrant and the UAB Research Foundation, as amended by that First Amendment Agreement, dated as of June 20,
              1998, and by that Second Amendment Agreement, dated as of
              July 16, 1999.
  10.32       2004 Stock Incentive Plan.
  10.33       Form of Par Value Stock Purchase Agreement by and between
              the registrant and Novartis Pharma AG.
  10.34       Settlement Agreement, dated as of May 28, 2004, by and
              between the registrant, Jean-Pierre Sommadossi, the
              University of Alabama at Birmingham and the University of
              Alabama Research Foundation.
  21.1*       List of Subsidiaries.
  23.1        Consent of PricewaterhouseCoopers LLP.
  23.2        Consent of Hale and Dorr LLP (included in Exhibit 5.1).
  24.1*       Powers of Attorney.


---------------

 * Previously filed.



** To be filed by amendment.


 + Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.